Form 10-K, Exhibit 13
period 1993-12-31
MCDONNELL DOUGLAS CORP
filed 1994-03-22
CIK 63917

       1                                             Exhibit 13

                                                    [HARD COPY PG. 6]

Facing a Bright New Future in MILITARY AIRCRAFT

[FULL-PAGE PHOTOGRAPH]

                                                     [HARD COPY PG. 7]

As a result of strong performance across an array of programs, MDC has further strengthened its position as the world's leading producer of military aircraft.

MDC is producing six top-of-the-line military aircraft:

- -- The dual-role F/A-18 Hornet, the only fighter or attack aircraft chosen by the U.S. Navy for production;

- -- The C-17 Globemaster III, the new heavy airlifter which is the key to fulfilling the U.S. Air Force's post-Cold War mission of "global reach -- global power;"

- -- The AV-8B Harrier II Plus, the world's only in-production V/STOL (vertical or short take-off and landing) aircraft;

- -- AH-64 Apache helicopter, in service with the U.S. Army and three allied nations, the world's most advanced attack helicopter in production;

- -- The F-15 Eagle, widely known as "the world's premier air superiority aircraft." In the F-15E configuration, the Eagle is the world's most capable fighter-bomber;

- -- The T-45 trainer, the centerpiece of the U.S. Navy's first fully integrated training system.

MDC secured new business across all six lines of military aircraft in 1993 and early 1994. That included full funding for the F/A-18 E/F development program in the U.S. Fiscal Year 94 budget; full funding for production of another 36 C/D model F/A-18s, six C-17 heavy airlifters, 12 T-45 trainer aircraft, and the AV-8B and AH-64 remanufacturing programs, as well as production of 10 new AH-64s. Foreign military sales in 1993 were highlighted by contracts from Saudi Arabia for 72 F-15s, Switzerland for 34 F/A-18s, and Malaysia for eight F/A-18s. In January 1994, Israel announced the selection of 20 F-15s with options for five more.

Given the pressures on our military customers caused by shrinking defense budgets, MDC's strategy in military aircraft is keyed to providing superior quality and enhanced capabilities at an affordable price. That is true both at the "front end" of the business (in the development of new technologies and new generations or models of aircraft) and at the "back end" (assembly, delivery, and product support).









       2                                                 Exhibit 13


During 1993, MDC won a series of important government research and development contracts in military aerospace. That included a $28 million contract award from the United States Advanced Research Projects Agency
(ARPA) to lead one of two teams selected to design and build a full-scale, powered wind tunnel model of an Advanced Short Takeoff and Vertical Landing (ASTOVL) technology demonstrator. The design could have future potential as a multi-role, multi-service strike fighter in about 20 years. In

                                                          [HARD COPY PG. 8]

addition to contract research and development awards, MDC won a $70 million prime contract to demonstrate the U.S. Army's Rotorcraft Pilot's Associate system. This program will establish revolutionary improvements in combat helicopter effectiveness through the automation of such physical functions as flight, information processing, and weapons management.

Recognizing the increasing importance customers are placing on system affordability, MDC's "Phantom Works," which spearheads development of advanced technologies, is also involved in pioneering a number of new concepts designed to control costs when new systems are ordered at low rates. Among these concepts are integrated product definition, lean manufacturing, flexible tooling and prototyping.

The insertion of new technology into existing and proven systems is an important means of providing the customer with improved performance -- at an affordable price. For example, the new E/F version of the F/A-18 -- now under development -- will result in substantial improvements that will keep the Hornet at the leading edge of combat aircraft performance for many years to come. The E/F is being developed at only about a third of the cost of a new aircraft -- as a result of the cost-effective application of new technology to a proven system. The AV-8B Harrier II Plus remanufacturing and the AH-64D Longbow Apache programs will provide similar benefits by upgrading the world's finest VSTOL aircraft and the U.S. Army's premier attack helicopter.

Faced with falling production rates in several programs, MDC has managed costs aggressively, including so-called "fixed costs," such as plant, equipment, and support functions. Across most of the U.S. defense industry, overhead rates (the ratio of indirect costs to direct production costs) have climbed as production has fallen -- leading to lower earnings, higher prices, or both. But MDC has reduced its overhead costs at a faster rate than declines in production in most military aircraft programs. The result: higher earnings for MDC and cost savings that are passed along to DoD and international customers through annual procurements based on lower overhead rates.

F/A-18 Hornet

The much-awaited "Bottom Up Review" -- released by DoD on September 1 -- set forth the Clinton Administration's plans for restructuring U.S. Armed Forces and procurement to fit the requirements of the post-Cold War world. The document strongly endorsed the F/A-18 E/F as one of only two major development programs in the fixed wing, fighter aircraft field.



       3                                                 Exhibit 13

With a larger wing, a lengthened fuselage, and higher thrust engines, the F/A-18 E/F will have the range and payload capabilities to perform the bulk of the U.S. Navy's tactical aircraft missions well into the next century. The advanced Hornet is central to the new "From the Sea" war-fighting doctrine -- which shifts the Navy's focus from open-ocean warfare to regional and coastal operations. The E/F will have up to 50% more range than earlier versions, combined with two new weapon stations, improved survivability, and substantial capacity for future growth.

The E/F program won high praise from the Navy in passing its Preliminary Design Review in June. The program is on-cost, on-schedule, and on-performance. The first flight of the F/A-18 E/F is scheduled for late 1995. MDC will design and build seven flight test aircraft and three ground test articles. The new Hornet will enter service in 1998.

                                                          [HARD COPY PG. 9]

Further successes for C/D model F/A-18s in winning export contracts in 1993 confirmed the aircraft's reputation as "the fighter of choice in international markets." The Hornet program now has been selected as the front-line fighter of seven countries outside the U.S.: Canada, Australia, Spain, Kuwait, Finland, Switzerland, and Malaysia.

On June 6, voters in Switzerland overwhelmingly approved the purchase of 34 F/A-18s for the Swiss Air Force. The F/A-18 was first selected by the Swiss Air Force in 1988, after an intensive competition with the F-16, the Swedish JAS-39, and the French Mirage 2000-5. The Swiss Federal Council reaffirmed the Hornet selection over the Mirage in June 1991, and the Swiss Parliament approved the Hornet acquisition bill in the summer of 1992. Deliveries of aircraft kits to Switzerland will begin in September 1995 with delivery of all 34 F/A-18 aircraft to the Swiss Air Force scheduled for completion by September 1996.

On June 26, the F/A-18 program won another international order. On that date, the Malaysian government announced an order for eight F/A-18s, with the potential of more to come, as part of a program to modernize its air force.

DoD is planning to continue annual purchases of C/D model F/A-18s through FY 97, when the transition to F/A-18 E/F procurements will begin.

C-17 Globemaster III

The C-17 achieved a major milestone in June 1993 with the delivery of the first new airlifter to an operational unit of the U.S. Air Force. Four C-17 Globemaster IIIs were delivered to Charleston Air Force Base, S.C., during 1993. Combined with six aircraft in the flight test program, ten C-17s were flying by year-end.

The C-17's basic mission is to provide rapid deployment in time of emergency. Wherever the future crisis may be, U.S. forces will be able to get there quickly -- and in strength -- as a result of the combination of heavy lift, extended range, and on-the-ground agility provided by the C-17. The C-17 is the only aircraft that can deliver heavy firepower -- such as




       4                                                 Exhibit 13

Patriot missile batteries, Apache helicopters, and main battle tanks -- over intercontinental distances direct to small, austere airfields.

The C-17 program passed major structural tests of the fuselage and wing in 1993 -- permitting flight test of the aircraft up to 100% of design limit load. The flight test program was almost 75% complete at the end of 1993, and is expected to conclude in late 1994. The C-17 successfully tested some of its mission systems in 1993, such as equipment and cargo loading and parachute drops of troops and containers. MDC began preparations for testing low-altitude deliveries of combat cargo extracted from the aircraft by parachute.

Following an extensive review of the program in 1993, DoD and MDC reached a settlement of a wide range of issues related to the C-17 fixed price development contract. The settlement -- which is subject to Congressional approval -- was the principal cause of a $450 million pre-tax write-off against MDC's 1993 earnings. The settlement resolves a number of areas of conflict between MDC and the customer, and it modifies certain specifications without compromising the aircraft's ability to perform its mission. The settlement contemplates an initial purchase of up to 40 aircraft, including nine already delivered by the end of 1993 and another 11 in different stages of production. That gives MDC until the end of 1995

                                                         [HARD COPY PG. 10]

to demonstrate it can deliver high quality airplanes on schedule, on specification, and at affordable costs. If successful in improving contract performance, MDC believes there will be additional orders for C-17s in future years well beyond the initial purchase.

AV-8B Harrier II Plus & AH-64D Longbow Apache

New radar-equipped versions of AV-8B Harrier and the AH-64 Apache provide substantially improved capability at affordable prices.

With the addition of the proven APG-65 radar and night attack systems, the Harrier becomes a more versatile, multi-mission aircraft -- featuring new air-to-air capabilities to complement its renowned air-to-ground capabilities.

On February 26, 1993 Spain authorized the purchase of eight Harrier II Plus aircraft. That followed Italy's decision in late 1992 to purchase 13 radar-equipped Harrier II Plus aircraft.

The U.S. FY 94 budget contains funds for the remanufacture of four day-attack Harriers from the Marine Corps fleet to the Harrier II Plus configuration. The remanufacturing program will equip existing day-attack Harrier IIs with new fuselages, APG-65 radar, night attack avionics, increased thrust engines, and other new systems. At two thirds the cost of new aircraft, the Marines will receive remanufactured Harriers with expanded multi-mission capabilities -- and with the same functional 6,000-hour service life as new aircraft. Current DoD plans call for the remanufacture of a total of 73 AV-8Bs in coming years. Nevertheless, in a





       5                                                 Exhibit 13

declining defense budget environment, this is a program that will have to be rejustified every year.

Similarly, the U.S. Army plans to modernize its entire fleet of nearly 800 Apache helicopters through a remanufacturing program adding greater firepower and the capability of including the Longbow Fire Control Radar. The fully-modernized Apache is able to detect and classify up to 256 targets within 30 seconds, and to engage its choice of targets from extreme standoff ranges, and in virtually all weather conditions. By year's end, five AH-64D Longbow Apache prototypes had flown more than 800 combined hours.

The FY 94 budget contains funds for an additional 10 AH-64A Apaches for the U.S. Army. There have been a total of 94 Apache aircraft orders from five allied nations. In order to sustain the production line into 1996, when the U.S. Army plans to begin the Apache remanufacture program, MDC needs to obtain approximately 44 new Apache orders in 1994 from domestic and international customers.

F-15 Eagle

In May 1993, Saudi Arabia signed a letter of offer and acceptance with the U.S. for the purchase of 72 F-15s. In early 1994, the government of Saudi Arabia, MDC, the U.S. Government, and other major U.S. defense contractors

                                                         [HARD COPY PG. 11]
developed a conceptual outline aimed at restructuring payments due from Saudi Arabia in 1994 for military product purchases, including the purchase of F-15s. On January 27, 1994, Israel announced its intent to order at least 20 new F-15s to meet future defense requirements. The Saudi and Israeli orders assure production into the late 1990s, and provide additional opportunities for the program to win export orders.

Along with most other MDC combat aircraft programs, the F-15 program maintained a perfect record of on-time or ahead-of-schedule deliveries in 1993. In May MDC delivered the 200th and last F-15E of the Air Force's original procurement. An additional order for nine F-15Es was made as part of a Desert Storm supplemental appropriation. MDC delivered the first of those in December -- seven months ahead of schedule.

T-45 Training System

In January 1994, the first class of naval aviators at the Naval Air Station in Kingsville, Texas, began training with MDC's T45TS training system. The T-45 passed sea trials in September 1993 and successfully completed the first phase of operational evaluation in November. Current Navy plans call for 268 aircraft to be delivered through the year 2003.

Light Helicopters

The MD Explorer, a new twin-engine, eight-place helicopter that made its maiden flight on December 18, 1992, is on schedule to receive FAA certification in the last quarter of 1994. Two additional production prototype MD Explorers joined the test program in 1993. The three aircraft flew more than 150 hours.



       6                                                         Exhibit 13

The MD Explorer incorporates the company's exclusive NOTAR(R) system for anti-torque and directional control. The NOTAR system entered service in October 1991 on the MD 520N, a single-engine, five-place helicopter that is regarded as the quietest helicopter flying.

MDC delivered 21 MD 520Ns in 1993, down from 30 in 1992, due mainly to depressed market conditions. The super-quiet MD 520N has proved particularly popular with law enforcement agencies, which must fly low over populated areas. Six law enforcement agencies in Arizona, California and Ohio currently operate MD 520N helicopters. MDC continues to produce MD 500 configurations for commercial and military customers.

In Conclusion

MDC's military aircraft businesses performed extremely well in 1993 despite continuing defense budget reductions. MDC continued to strengthen its product lines through the cost-effective application of new technologies to existing, proven systems. Looking toward the future, MDC now has six military aircraft programs in production and has won a variety of advanced research and development contracts involving new technologies that will be essential to new generations of aircraft.

                                                         [HARD COPY PG. 12]

Facing a Bright New Future in COMMERCIAL AIRCRAFT

[FULL-PAGE PHOTOGRAPH]
                                                         [HARD COPY PG. 13]

In the midst of the worst airline recession in history, MDC's commercial aircraft business has reduced costs, improved quality, successfully defended its customer base, and continued to invest in the future.

It also made a profit in 1993 for the third consecutive year and generated a large positive cash flow.

Specific achievements in 1993 include:

- -- further reductions in costs and assembly span times in both the twin jet and trijet lines.

MDC delivered 42 MD-80s during the year, down from 84 in 1992 and 138 in 1991. Despite the large decline in volume, assembly hours per MD-80 continued to fall. Assembly hours per MD-11 have also come down substantially.

- -- continued improvements in quality at all stages of the production process -- and in customer service.

Dramatic reductions in costs have been achieved through increased quality. The rejection rate for parts delivered was cut by more than 50% in 1993 and the total cost of processing and working around rejected parts was similarly reduced. During 1993, MDC had a 100% success rate in meeting on-time delivery commitments to customers. The new MD-11 trijet achieved a dispatch reliability in airline service of 98% for the last 12 weeks of 1993.



       7                                                         Exhibit 13

- --  achievement of a succession of milestones in the MD-11 program.

The 100th MD-11 came off the assembly line in mid-year. MDC delivered a total of 36 MD-11s over the course of 1993. By the end of 1993, a worldwide fleet of 112 MD-11s was in service or about to enter service with 17 airlines, serving more than 90 cities around the world. Carriers with fleets of five or more MD-11s include American Airlines, Delta, and Federal Express in the U.S., and Alitalia, China Eastern, Garuda, Korean Air, Swissair, and Varig, among international carriers. Two more of the world's most prestigious airlines -- Japan Airlines and KLM Royal Dutch Airlines -- took deliveries of their first MD-11 trijets late in 1993.

- -- reaffirmation of customer commitments to MDC aircraft.

Finnair decided to maintain a predominantly MDC-built fleet of aircraft in 1993 after considering an aggressive bid by competitors to provide the airline with a mixture of new and used Boeing aircraft. MDC was also successful in maintaining its MD-11s in the fleet of LTU, the large German charter operator, following a challenge mounted by Airbus Industrie. MDC's finance subsidiary assisted Garuda in finding the financing required to take delivery of three MD-11s in 1993.

- -- successful placement of 13 "white tail" aircraft with new customers.

                                                         [HARD COPY PG. 14]

MDC placed eight twin jets and five trijets in 1993 that were without purchase commitments early in the year. As a result, MDC ended 1993 with no unsold airplanes in finished inventory.

- --  roll-out and first flight of the new MD-90 twin jet.

The MD-90 accumulated over 700 hours in flight test in 1993. The program is within budget and on schedule in progressing toward FAA certification in late 1994, with first deliveries to customers expected in early 1995. The MD-90 is the quietest aircraft in the 150-seat class, and the cleanest environmentally. It also has the most fuel efficient engines in its class. MDC has 77 firm orders for the new twin jet.

Many of the world's airlines have suffered devastating financial losses over the past few years. Those losses have depleted their equity capital and resulted in an on-going drought in new orders for jetliners. The world's airlines and leasing companies placed firm orders for only 26 new airliners in 1993, net of cancellations. There were bookings for only 626 new airliners in all of 1991, 1992, and 1993. By contrast, over the 1988 to 1990 period, when the commercial aircraft market was booming, airlines and leasing companies placed orders for more than 3,500 aircraft.

Some airlines had improved earnings in 1993, although many continued to suffer losses. MDC does not expect a strong, industry-wide resumption in orders for new aircraft until 1995, at the earliest. However, MDC expects to book some new orders in 1994. In February 1994, Saudi Arabian Airlines announced its intention of purchasing a total of about 50 commercial airliners from MDC and Boeing. The number and type of aircraft has not yet been finally determined.



       8                                                         Exhibit 13

During 1993, MDC received six new orders for MD-11s and ten new orders for MD-80s, but those orders were offset by the loss of seven trijet orders and eleven twin jet orders. As of December 31, 1993, the MD-11 program status included 112 deliveries, 60 aircraft on firm order, and 101 options and reserves representing potential future orders. On the same date, the MD80/90 program included 1,089 deliveries, 143 aircraft on firm order, and 185 options and reserves.

The small number of incoming orders placed in the past three years dictates further reductions in aircraft deliveries in 1994. However, MDC's commercial aircraft business expects to continue to generate a positive cash flow for 1994 as a whole due to continued cost controls and continued improvements in productivity.

MDC's near-term strategy in commercial aircraft is based on reducing costs and assembly span times on current models, improving current products through enhancements and advanced derivatives, and delivering high quality, defect-free airplanes to customers. The focus is on providing customers with affordable technology and low-cost product improvements. When the next upturn in the industry's new order cycle begins, MDC is positioned to expand and grow within at least the two important segments of the overall market that are now served by MDC products. While MDC has a 9% share of world firm

                                                         [HARD COPY PG. 15]

backlog for large jetliners of all types, the MD80/90 program holds a 31% share of the world market in the medium-range, 150-seat category, competing against the Boeing 737-400 and the Airbus A320. The MD-11 program holds a 34% market share in the long-range, 300-seat category, competing against the Boeing 777B and the Airbus A340.

MDC invested over $75 million on research and development in the commercial aircraft business in 1993. That included spending on the MD-90 twin jet, which, in addition to fuel-efficient new engines and an all-digital cockpit, includes a long list of improvements in aircraft systems aimed at reducing airline maintenance costs and making the MD-90 the industry leader in dispatch reliability. MDC is also examining possible extensions of the MD-11 line to include stretched and unstretched versions of the aircraft that would provide more seating, longer range, or both.

MDC expects to launch a DC-9X modernization program -- a program that would provide substantial cost savings for customer airlines. The upgrade program will take full advantage of the durable and reliable airframe and systems of the DC-9 aircraft. There is a potential for modernization of up to 600 DC-9s in service with airlines around the world. Government-mandated noise requirements would otherwise force the retirement of many of these popular aircraft in the U.S. and other countries over the next few years. The DC-9X program will offer upgraded propulsion options and introduce new avionics and a major overhaul of their interiors. The program will provide DC-9X customers with an extended warranty and service life policy -- and serve as a bridge to the MD-95, a 100-seat aircraft now under consideration at MDC. MDC will act as the DC-9X integrator, responsible for design, contracting, and product support.




       9                                                         Exhibit 13

As described in the chairman's letter (see p.5), MDC's long-term strategy in commercial aircraft includes the potential of transforming the airliner business into an international alliance with multiple owners.

MDC's reputation with key airline customers has steadily improved as a result of a sustained period of on-time deliveries of high-quality airplanes and enhanced customer service. As a result of large improvements in productivity, the company is positioned to remain healthy through the current downturn and to take advantage of the opportunities that will arise in the next upturn in the market for commercial airliners.

                                                        [HARD COPY PG. 16]

Facing a Bright New Future in MISSILES, SPACE & ELECTRONIC SYSTEMS

[FULL-PAGE PHOTOGRAPH]

                                                         [HARD COPY PG. 17]

This segment had record operating earnings of $338 million in 1993 -- a 77% increase over the previous record of $191 million set a year earlier in 1992. The large increase in earnings occurred despite reduced business volume. Revenues totaled $2.575 billion, down 19% from $3.169 billion in 1992.

There have been steady improvements in productivity and profit margins across many of the businesses in this segment since 1989. But the decisive factor in lifting earnings to new heights in 1993 was an MDC-wide organizational restructuring, announced in the fall of 1992, aimed at reducing costs in advance of anticipated declines in revenues. MDC's consolidation of six semi-independent defense companies into one group with two regions resulted in major reductions in overhead costs in the Missiles, Space and Electronic Systems segment.

Space

The Delta II -- the world's most reliable launch vehicle -- broke its own record of consecutive successful launches on August 30, 1993 with its 44th in a row -- boosting a U.S. Air Force NAVSTAR Global Positioning System into geosynchronous transfer orbit. The Delta II extended its record to 45 on October 26 -- and to 46 on December 7. In total, the Delta II completed seven launches in 1993, which included six launches for the Air Force, and one for a commercial customer. The Delta's string of successful launches dates back to 1986. The Delta has had 89 successes in 90 launches between 1977 and the end of 1993. In April 1993, MDC won a new contract to launch up to 36 payloads for the Air Force between 1996 and 2002, including 25 additional NAVSTAR GPS satellites. The contract value could exceed $1 billion if all options are exercised.

While the Delta II was setting new records for reliability, the MDC-designed and built Delta Clipper Experimental (DC-X) successfully completed a series of "first ever" maneuvers -- in a Government-funded program designed to demonstrate vertical takeoff and landing, subsonic



       10                                                        Exhibit 13

maneuverability, and airplane-like supportability and maintainability in a true reusable rocket. In three flights between mid-August and the end of September, the rocket-powered DC-X ascended to a maximum height of 1,200 feet, hovered, moved laterally in a straight line, and then descended vertically, coming to rest on its landing pad.

In late October, further flight tests were halted after Government funding for the program was exhausted. However, in late January 1994, NASA provided nearly $1 million to maintain the DC-X vehicle and ground systems in a readiness state for future flight testing. NASA and DoD may decide to resume flight testing of the experimental launch vehicle.

                                                         [HARD COPY PG. 18]

MDC remains one of the largest contractors in the U.S. Space Station program, but the company's role underwent significant change in 1993 as a result of a major restructuring of the program. Previously, MDC had been responsible for the largest part of the program. In August, NASA appointed The Boeing Company as prime contractor for a redesigned Space Station. The Clinton Administration also moved during the year to broaden international and popular support for Space Station by including Russian-built propulsion and power systems. The Space Station program is now undergoing final definition. As a major subcontractor to Boeing, MDC will develop and build unpressurized structures and four of the major systems (command and data handling; communications and tracking; active thermal control; and extra-vehicular activities and health monitoring) for Space Station.

Missiles

In March 1993, the Navy announced its intention of selecting a single supplier for production of Tomahawk missiles for the years FY 94 to FY 98 and development of the new Block IV Tomahawk. MDC and GM/Hughes are competing for the award, valued at approximately $1.4 billion for the production and development of approximately 1,000 missiles over the anticipated life of the program. The Navy is expected to select a winner in 1994.

MDC has won the majority production share in the last two annual dual-source competitions to build Navy Tomahawks. In January 1993, MDC received a $201.6 million contract to build 120 Tomahawks and to remanufacture an additional 120 missiles in inventory into upgraded Block III Tomahawks.
The contract represents 60% of the total Tomahawk procurement for FY 93, and includes 70% of the depot maintenance work for the year.

MDC delivered the first Tomahawk with Block III systems improvements to the Navy in March 1993. Developed by MDC, the Block III upgrades include the addition of a Global Position System receiver and antenna, plus guidance, payload, software, and propulsion improvements. MDC was awarded the Block III development contract in December 1988.

The FY 94 defense budget includes funds for continued production of Harpoon-derived Standoff Land Attack Missiles, or SLAMs, and the budget also includes funds for development of an "Expanded Response" upgrade of the same missile, called SLAM ER. MDC expects to receive a contract from the Navy in mid 1994 to commence work on SLAM ER development. Production



       11                                                        Exhibit 13
                                                         [HARD COPY PG. 19]

of baseline SLAMs is expected to continue through 1997, when production work on retrofitting existing SLAMs to the new ER configuration would begin. The SLAM ER will include aerodynamic and guidance system improvements extending the missile's range by more than 50% and improving the warhead's ability to penetrate hardened targets.

Initial funding of the SLAM ER development program strengthens MDC's position in the competition for the United Kingdom's Conventionally Armed Stand Off Missile (CASOM) program. MDC will submit a variant of SLAM ER in that competition in a bid to be submitted in 1994. The U.K. Government has said it will award a contract in 1996. The program is valued at over $1 billion. The basic Harpoon has been in service with the Royal Air Force and Royal Navy for more than a decade.

While U.S. orders for the Harpoon missile ended in FY 89, the missile continues to win international orders. Overseas customers ordered 103 Harpoon anti-ship missiles in FY 93. Almost half of the 6,100-plus Harpoons ordered since the program began 22 years ago have been delivered to foreign customers.

Electronics

The electronic systems business reported a loss in 1993 as a result of charges in several advanced programs, including the Nighthawk electro-optical surveillance and targeting system. The Government decided in November to discontinue a laser crosslink program, which had been the source of more than $130 million in losses for MDC since 1980. The laser crosslink is an advanced product that enables satellites to communicate directly with one another in orbit.

In 1993 MDC completed the divestiture of its Visual Simulation Systems business, which produced computer-generated image display systems for aircraft simulators.

For FY 94, Congress approved another 15 Mast Mounted Sights for the U.S. Army and seven for sale to Taiwan, bringing the total number of systems bought to 412. The Mast Mounted Sight is an electro-optical system which enables helicopter pilots or ships' crews to detect and designate targets, at night or day and in inclement weather.

Most parts of MDC's electronic systems business continued to operate profitably in 1993. Work performed in complex software, micro-processors, and lasers contributes to many MDC products. MDC is also involved in the command, control, communications, and intelligence (C3I) field.

                                                         [HARD COPY PG. 20]

COMPLIMENTARY BUSINESS

McDonnell Douglas Finance Corporation (MDFC)

While continuing to dispose of peripheral businesses, MDFC performed well in 1993 in its core markets of aircraft and commercial equipment leasing.




       12                                                        Exhibit 13

MDFC's aircraft financing operation provided $450 million in financing for MDC commercial aircraft customers -- more than double the previous year's aircraft financing volume. MDFC funding included purchases of two MD-83 aircraft for Transwede; two MD-11s for Garuda; and six MD-83s for TWA. Also, MDFC was instrumental in arranging another $1 billion in third-party financing for an additional 24 aircraft.

At year end, the MDFC aircraft portfolio totaled $1.3 billion, with MDC-built aircraft accounting for 82% of the total.

MDFC's commercial equipment operation wrote $38 million in new leases in 1993 and ended the year with a portfolio totaling $422 million. Included in its business is the lease of corporate aircraft and other large equipment items.

MDFC obtained better access to capital markets and lower borrowing costs as a result of improved earnings and reduced debt of MDC, the parent corporation. This improved access to capital markets will enhance MDFC's competitiveness.

McDonnell Douglas Realty Company (MDRC)

MDRC manages a 4.9 million square-foot real estate portfolio valued in excess of $500 million. In 1993, MDRC provided increased consulting services to other units in MDC which were in the process of disposing of excess facilities. MDRC negotiated rental reductions, audited existing lease arrangements, and consolidated lease facilities to utilize space more efficiently.

McDonnell Douglas Technical Services Company (MDTSC)

MDTSC's pool of experienced and skilled workers (including retirees) provided $68 million of temporary professional assistance to MDC and other employers in 1993. For the second consecutive year, MDTSC's business increased by more than 50% as it placed professionals in over 3,000 contract assignments within MDC and at commercial clients. In 1993, MDTSC provided increased services in commercial markets for engineering, computer software development, and aircraft maintenance.

McDonnell Douglas Travel Company (MDTC)

MDTC increased business travel sales to $169 million in 1993, up 11% from 1992. External sales increased to over two thirds of total sales, reflecting MDTC's increasing penetration into the business travel market. MDTC's primary client remains the MDC business traveler.













       13                                                      Exhibit 13
                                                        [HARD COPY PG. 24]

Management's Discussion and Analysis of Financial
Condition and Results of Operations
- -------------------------------------------------


   The following discussion should be read in conjunction with the consolidated financial statements and notes thereto beginning on page 34, which are incorporated herein by this reference. Narrative descriptions of MDC's principal products appear under the captions "Military Aircraft", "Commercial Aircraft" and "Missiles, Space and Electronics" beginning at page 6 and "Selected Financial Data by Industry Segment - Continuing Operations" at page 33, which descriptions are also incorporated herein by this reference.


Overview

   MDC exceeded all of its key financial goals in 1993 with the exception of achieving positive earnings on the C-17. Aerospace debt decreased $1.142 billion, or 41%, during 1993. The year-end level fell to $1.625 billion, the lowest debt level in six years. MDC's trijet, the MD-11, was cash positive in every quarter and $454 million positive for the year. Earnings per share were $10.10, almost a five times increase over 1992, excluding last year's unusual items related to the adoption of a new retiree health care accounting standard.

   The C-17 program was not profitable in 1993 as a result of a $450 million pre-tax loss provision reflecting the estimated impact of a C-17 business settlement with the Department of Defense (DoD) and other increases in the estimated remaining cost on the development and initial production contracts. However, MDC was able to reach a settlement with the DoD which resolves many past differences and conflicts, establishes new parameters for success, and provides for an initial purchase of up to 40 C-17s. MDC and the Air Force will be developing plans and contractual modifications and agreements to implement the settlement, which is subject to congressional authorization and appropriations.

Financial Condition

   General. MDC's financial statements include McDonnell Douglas Financial Services Corporation (MDFS) and McDonnell Douglas Realty Company (MDRC) on a fully consolidated basis. MDFS is the parent company of McDonnell Douglas Finance Corporation (MDFC), a diversified financial services company that has a capital structure significantly different from MDC's other business segments. The following table allocates MDC's capital structure at December 31, 1993 and December 31, 1992 between its aerospace segments (including aerospace-related obligations of MDRC in the amount of $107 million and $111 million as of December 31, 1993 and December 31, 1992, respectively) and its financial services and other segment, which is comprised principally of MDFS, MDFC and MDRC. The debt of MDFS, MDFC and MDRC is non-recourse to MDC. See also Note 11, Debt and Credit Arrangements, page 46 and Note 4, Finance Receivables and Property on Lease, page 41.




       14                                                      Exhibit 13


                                           Financial
                                           Services
                             Aerospace     and Other
December 31, 1993            Segments       Segment      Total
- -----------------            ---------     ----------   -------
(Dollar amounts in millions)

Debt                          $ 1,625      $ 1,513      $ 3,138
Equity                          3,123          290        3,413
                              -------      -------      -------
                              $ 4,748      $ 1,803      $ 6,551
                              =======      =======      =======

Debt-to-equity ratio              .52         5.22
                              =======      =======

                                          Financial
                                           Services
                             Aerospace    and Other
December 31, 1992            Segments      Segment        Total
- -----------------            ---------    ---------      ------
(Dollar amounts in millions)

Debt                          $ 2,767      $ 1,474      $ 4,241
Equity                          2,750          272        3,022
                              -------       ------       ------
                              $ 5,517      $ 1,746      $ 7,263
                              =======      =======      =======

Debt-to-equity ratio             1.01         5.42
                              =======      =======

   The aerospace segments' debt-to-equity ratio decreased during 1993 as a result of improved earnings and a $1.142 billion reduction in aerospace debt. MDC generated positive cash flow from operations, primarily due to improved operating results, the reduction of inventories which was partially offset by reduced accounts payable and accrued expenses in the commercial aircraft segment, and from divestitures of non-core assets which were used to reduce debt during 1993. Cash provided by aerospace operations, exclusive of the approximately $200 million generated from divestitures of non-core assets, was approximately $900 million in 1993 while cash used by aerospace operations was approximately $300 million in 1992. Cash provided by operations on a consolidated basis was $475 million during 1993 while cash used by operations on the same basis was $587 million during 1992.








       15                                                      Exhibit 13
                                                        [HARD COPY PG. 25]

   Commercial Aircraft. MDC delivered 42 MD-80 twin jets (including eight under lease arrangements) and 36 MD-11 trijets (including three under lease arrangements) during 1993 as compared to 84 twin jets and 42 trijets during 1992. The weakness in the commercial aircraft market is expected to continue during 1994. Current aircraft production rates reflect approximately 20 MD-80 twin jet and 20 MD-11 trijet deliveries in 1994.
MDC has undertaken aggressive cost reduction actions in the commercial aircraft segment in its effort to match costs with its production rate. Employment in the commercial aircraft segment decreased from 35,418 at December 31, 1991 to 12,540 at December 31, 1993, reflecting cost reduction efforts and scheduled production rate declines.

   C-17 Globemaster III. During 1993 and 1992, MDC increased its cost estimate at completion for the C-17 Globemaster III contracts for the full-scale engineering development and first ten initial production aircraft. The 1993 charge reflected the estimated impact of the C-17 settlement with the DoD and other increases in the estimated remaining cost on the development and initial production contracts. The 1992 charges reflected the estimated cost of strengthening the C-17 wing, which was damaged during stress tests on October 1, 1992, and other cost growth in test, assembly and procurement. See Note 5, Contracts in Process and Inventories, page 42 and Results of Operations.

   A-12. MDC and General Dynamics Corporation (GD) have filed a legal action to contest the Navy's termination for default on the A-12 contract. MDC and GD have reported different financial results for the program. For the quarter ended June 30, 1990, GD reported a $450 million pre-tax provision for loss on the full-scale development and test portion and the first production option on the contract which included reversing
$24 million of earnings it had previously recognized on the contract. At that time, MDC reported no loss on the contract (including the first production option) based on cost estimates that differed from those used by GD, the recognition of the probable recovery of claims as future revenue, and the fact that it had not previously recognized earnings on the contract. For the fourth quarter of 1990, GD announced an additional loss provision on the A-12 contract of $274 million, and MDC established a pre-tax provision of $350 million for loss on the contract. See Note 5, Contracts in Process and Inventories, page 42.

   The Navy has agreed to continue to defer repayment of $1.335 billion alleged to be due, with interest from January 7, 1991, from MDC and GD as a result of the termination for default of the A-12 program. The agreement provides that it will remain in force until the dispute as to the type of termination is resolved by the pending litigation in the U.S. Court of Federal Claims or negotiated settlement, subject to review by the U.S. Government annually on December 1, to determine if there has been a substantial change in the financial condition of either MDC or GD such that deferment is no longer in the best interest of the Government. The Government, which extended the December 1, 1993 review beyond the time to which MDC and GD agreed, has not advised the contractors of the results of that review. On February 15, 1994, however, the U.S. Court of Federal Claims entered an Order, deferring rulings on the merits of the legal action to July 21, 1994, to enable the parties to pursue settlement




       16                                                      Exhibit 13


negotiations among other things, conditioned on an undertaking made by the Government that it would not seek to terminate the deferment agreement in the interim. MDC firmly believes it is entitled to continuation of the deferment agreement in accordance with its terms. However, if the agreement is not continued, MDC intends to contest collection efforts. If payments of the deferred amount were required, such payments would have a material adverse effect on MDC's cash flows.

   For additional information regarding Government claims and inquiries on the C-17 and A-12 programs, see also Government Business Audits, Reviews and Investigations, page 31.


Results of Operations

   MDC revenues decreased 17% in 1993 to $14.487 billion, down from $17.365 billion in 1992 and $18.061 billion in 1991. The 1993 decrease resulted principally from reduced deliveries in the commercial aircraft segment and lower volume in the F-15 program, and to a lesser extent due to the winding down of the Advanced Cruise Missile program and reduced commercial space launches.

   In spite of the revenue decrease, MDC's 1993 earnings increased to $396 million. That compares with 1992 earnings of $79 million and 1991 earnings of $423 million, after excluding from 1992 a charge of $1.536 billion related to the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and a subsequent curtailment gain of $676 million related to the termination of certain postretirement health care benefits. MDC had a 1992 net loss of $781 million including these SFAS No. 106 items. Excluding curtailment gains, after-tax retiree health care costs associated with SFAS No. 106 were $117 million lower in 1993 than in 1992, and $26 million lower than in 1991 when these costs were recorded on a pay-as-you-go basis. The lower costs in 1993 reflect the elimination or reduction of company-paid health care for many current and future retirees.

   The 1993 and 1992 military aircraft segment results were reduced by C-17 loss provisions. Earnings in the commercial aircraft segment decreased in both 1993 and 1992 due to significant reductions in MD-80 deliveries and an

                                                        [HARD COPY PG. 26]

increased costing percentage on the MD-11 implemented in the second quarter of 1992. These decreases were partially offset by increased 1993 earnings in the missiles, space and electronic systems segment.

   Net earnings in each of the last three years included gains from discontinued operations. These totaled $37 million in 1993, $57 million in 1992, and $66 million in 1991. Earnings in 1993 and 1991 included $158 million and $32 million, respectively, associated with successful resolution of issues with the IRS, offset in 1993 by $13 million resulting from an additional tax provision related to the Omnibus Budget
Reconciliation Act. Earnings in 1993 also include a $43 million postretirement benefit curtailment gain.



       17                                                      Exhibit 13

   Pension income totaled $138 million in 1993, up from $106 million in 1992 and $34 million in 1991. During the first quarter of 1992, actuarial assumptions were changed with respect to (i) the expected long-term return on plan assets, (ii) withdrawal and (iii) retirement used in the determination of pension income. At the latest measure-ment date (December 31, 1993), MDC recognized decreasing long-term interest rates by reducing the discount rate from 9% to 7.5%. As a result, pension credits are expected to be moderately lower in 1994 than in 1993. See Note 15, Retirement Plans, page 49.

   In 1993, MDC reclassified certain income and expense related to an executive life insurance program to general and administrative expenses. These items were previously reflected as revenues or interest expense. Prior years have been restated to conform with the 1993 presentation. Neither the first quarter 1992 one-time charge for adoption of the accounting change for postretirement health care benefits nor the subsequent postretirement benefit curtailment gains impact the revenues or operating earnings of the business segments.

   In light of declining defense spending and the continuing depressed condition of the commercial aircraft business, reported financial information by segment may not be indicative of MDC's future operating results.


Military Aircraft

   Operating revenues in the military aircraft segment decreased 5% in 1993 after a 7% decrease in 1992. The 1993 decrease was largely due to reduced volume in the F-15 program, partially offset by increased revenue in the C-17 program. Loss provisions on the C-17 program and decreased production in the F-15 program accounted for the decrease in 1992 revenues from the 1991 level.

   The military aircraft segment reported operating earnings of $83 million in 1993 as compared to $8 million in 1992 and $394 million in 1991. The 1993 and 1992 operating earnings were reduced by pre-tax loss provisions of $450 million and $383 million, respectively, on the C-17 program. The 1993 charge covered both a settlement of a range of issues related to the C-17 military aircraft program and increased cost on the C-17 development and first ten initial production aircraft contracts, which was in part interrelated to the settlement. The settlement is subject to congressional authorization and appropriations. The 1992 charges reflected the estimated cost of strengthening the C-17 wing, and other cost growth in test, assembly and procurement. See Note 5, Contracts in Process and Inventories, page 42.

   The increase in 1993 operating earnings over the 1992 level was in part related to the C-17. Even with a loss provision in 1993 in excess of the 1992 loss provisions, C-17 program losses in 1993 were lower than in 1992. Decreased production in the F-15 program reduced earnings in this segment. Pre-tax retiree health care costs in this segment decreased by $82 million in 1993, reflecting the elimination or reduction of company-paid health care for many current and future retirees. Pre-tax retiree health care costs increased $58 million in 1992 when SFAS No. 106 was first adopted.



       18                                                      Exhibit 13

   The T-45 program generated positive operating earnings in 1993 and 1992 as the program moved from development to the production stage. Earnings from the AH-64 Apache helicopter and reduced losses on other helicopter programs also had a positive impact on both 1993 and 1992 earnings. Other helicopter programs recorded losses in 1991 primarily as a result of adjustments to inventory.


Commercial Aircraft

   Operating revenues in the commercial aircraft segment decreased 28% in 1993 after a 2% decrease in 1992. The sharp decrease in 1993 revenues is due to reduced aircraft deliveries. MDC delivered 42 MD-80 twin jets (including 8 under lease arrangements) in 1993, as compared with 84 in 1992 and 138 in 1991. The continued decrease in MD-80 deliveries reflects the overall softness in the commercial aircraft market. MDC delivered 36 trijets (including 3 under lease arrangements) in 1993, compared with 42 in 1992 and 31 in 1991.

   The commercial aircraft segment reported operating earnings of $40 million in 1993, and $102 million and $283 million in 1992 and 1991, respectively. Similar to revenues, earnings reductions were the result of fewer MD-80 deliveries. In addition, margins on the MD-11 trijet, which are determined using the program-average cost method, were reduced by approximately 4% of the airframe sales price in 1992 from the 1991 level. Operating earnings for the commercial aircraft segment in 1993 included a $41 million pre-tax gain from the sale of McDonnell Douglas' 25% interest in Irish Aerospace, more than offset by charges of $61 million related to a commercial lease guarantee, a product enhancement associated with a

                                                        [HARD COPY PG. 27]

commercial customer, and other items. The retention of $37 million of advance payments made by commercial airline customers which defaulted on their contracts contributed to earnings in 1992. Reduced development costs and lower retiree health care costs allocated to the segment also contributed to the segment's continued profitability in 1993. Development expenditures decreased $111 million in 1993 compared to 1992, principally as a result of decreased research and development expenditures on the MD-12 and lower MD-90 development costs. MD-90 development costs for 1993 were reduced by $27 million received from risk-sharing subcontractors. Pre-tax retiree health care costs in this segment decreased by $51 million in 1993, reflecting the elimination or reduction of company-paid health care for many current and future retirees. Pre-tax retiree health care costs increased $42 million in 1992 when SFAS No. 106 was first adopted.

   The MD-11 program incurred an operating loss in 1993 slightly greater than its 1992 loss. MDC is accounting for the MD-11 program on a delivery basis using the program-average cost method. Under this method, certain production costs incurred during assembly of early MD-11 aircraft as well as tooling costs are being deferred and will be recognized on delivery of aircraft in future years based on a planned number of aircraft in the program. Production costs, combined with an allocation of tooling costs, on some aircraft delivered in 1993 were less than program-average costs.




       19                                                      Exhibit 13

Deferred costs in total on the MD-11 program decreased in 1993. See Note 5, Contracts in Process and Inventories, page 42. Due to costs on the MD-11 program not declining as rapidly as planned, MDC raised its cost estimate for the total program during the second quarter of 1992. As a result, under the program-average cost method, MDC reduced the reported earnings for each MD-11 aircraft delivered subsequent to March 31, 1992 by approximately 4% of the airframe sales price. This increased cost estimate has a significant negative impact on MD-11 earnings. Program development costs and general and administrative costs are expensed as incurred as period costs. See Note 1, Accounting Policies, page 38 and Note 5, Contracts in Process and Inventories, page 42.


Missiles, Space and Electronic Systems

   Operating revenues in the missiles, space and electronic systems segment decreased 19% in 1993 as compared to 1992, primarily as a result of the winding down of the Advanced Cruise Missile program, which was terminated in 1992, lower electronic systems' revenues as a result of reduced defense budgets on the Strategic Defense Initiative Organization (SDIO) and surveillance activity, and lower Delta and other space systems program activities. Operating revenues in 1992 increased 6% from 1991. Increased 1992 activity in the Delta and Space Station programs more than offset reduced revenues in the electronic systems programs. Increased Tomahawk cruise missile 1992 revenues, due to MDC winning a higher percentage of a competitively awarded production contract, were offset by reductions in the Harpoon missile program.

   Operating earnings of the missiles, space and electronic systems segment were $338 million in 1993, up 77% from $191 million in 1992 and $163 million in 1991. MDC's missile programs had significantly higher operating earnings due to the realization of lower costs brought about by an MDC-wide organizational restructuring in the fall of 1992 and overall improved contract performance. Earnings in 1993 also include a bonus earned for achieving 100% launch success on a Delta Global Positioning Satellite contract for the Air Force. Pre-tax retiree health care costs in this segment decreased by $52 million in 1993, reflecting the elimination or reduction of company-paid health care for many current and future retirees. Pre-tax retiree health care costs increased $33 million in 1992 when SFAS No. 106 was first adopted.

   The electronic systems programs' 1993 results include $70 million in pre-tax loss provisions recorded as a result of difficulties in several electronic systems programs. The electronic systems 1992 results included $38 million in pre-tax loss provisions on the Air Force Defense Support Program (DSP). The DSP program was terminated for convenience of the government during the fourth quarter of 1993.


Financial Services and Other

   Operating revenues in the financial services and other segment, which are primarily from MDFC operations, decreased to $287 million in 1993 compared to $352 million in 1992 and $519 million in 1991. Decreased




       20                                                      Exhibit 13

revenues are primarily the result of the significant decrease in the size of the financial services unit's portfolio following the sale of assets of several of its non-core businesses in 1991 and 1992. A decision was made in 1991 to streamline MDFC's operations and focus its new business efforts almost entirely within its two core business lines, aircraft financing and commercial equipment leasing.

   Operating earnings of the segment were $31 million in 1993 as compared to $20 million in 1992 and $26 million in 1991. Gains on sale and re-lease of equipment, including aircraft, were $24 million in 1993 as compared to $37 million in 1992 and $46 million in 1991. Operating earnings of the financial services and other segment have been reduced by interest expense, an operating expense of that segment.

                                                        [HARD COPY PG. 28]

Interest Expense

   Interest expense allocated between the aerospace segments and financial services and other segment is shown below:


Years Ended December 31        1993       1992      1991
- ----------------------         ----       ----      ----
(Millions of dollars)

Aerospace segments             $ 89       $309      $232

Financial services and
  other segment                 126        159       221
                               ----       ----      ----
                               $215       $468      $453
                               ====       ====      ====


   Interest expense related to aerospace segments was reduced by $135 million in 1993 and by $107 million in 1991 to reflect the reversal of previously accrued IRS settlement related interest expense. Beginning in the first quarter of 1989, provisions for interest expense were made for anticipated resolution with the IRS as to when certain long-term contracts are completed for tax purposes. In November 1991, MDC settled tax years 1977-1985 with the IRS and all issues for this period were resolved. See
Note 10, Income Taxes, page 45.

   Excluding the effect of the settlement related interest expense, aerospace interest expense decreased 28% in 1993 following a 9% decrease in 1992. The interest expense decrease reflects lower debt levels and reduced interest rates.

   Interest expense in the financial services and other segment decreased 21% in 1993 after decreasing 28% in 1992. The decreases are a result of significant reductions in both short-term and long-term average borrowings as business volume decreased and the segment sold assets to generate cash and improve liquidity.




       21                                                      Exhibit 13


Discontinued Operations

   Earnings from discontinued operations were $37 million in 1993, compared to $57 million in 1992 and $66 million in 1991. The 1993 discontinued operations include the gain related to the sale of McDonnell Douglas Information Systems International (MDISI). Discontinued operations for 1992 include the gain related to the sale of TeleCheck Services, Inc. (TeleCheck) and the 1992 operations related to MDISI. Discontinued operations in 1991 include MDC's sale of substantially all of the assets of McDonnell Douglas Systems Integration Company and certain related assets of MDISI. See Note 2, Discontinued Operations, page 40.


Liquidity

   As detailed in the following, MDC believes that it has sufficient sources of capital to meet anticipated needs. In addition to the discussion in this section which follows, see also A-12, page 25, for a discussion of the A-12 deferment status.

   Debt and Credit Arrangements. MDC has in place a number of credit facilities with banks and other institutions. At December 31, 1993, MDC had two revolving credit agreements aggregating $1.4 billion, which are in effect until April 30, 1995, and a third revolving credit agreement under which MDC could borrow up to $175 million through January 28, 1994. There were no amounts outstanding under these credit agreements at December 31, 1993.


   In August 1992, MDC commenced an offering of up to $550 million aggregate principal amount of its medium-term notes. As of December 31, 1993, MDC had issued $132 million of medium-term notes and $200 million of 8.25% senior debt securities under the shelf registration.

   Amounts available under these credit facilities may be accessed to meet cash requirements. Increased borrowings under the revolving credit agreements may not be available in the event of a material adverse change in the operations, financial condition, business or prospects of MDC and its consolidated subsidiaries, taken as a whole.

   On December 22, 1993 MDC notified holders of its 7.875% notes due January 15, 1997 that the $150 million issue would be redeemed on January 21, 1994. The notes were redeemed at 100% of their principal amount plus accrued interest to the redemption date.

   In August 1990, MDC entered into a three-year agreement with a financial institution to sell a participation interest in a designated pool of government and commercial receivables, with limited recourse, in amounts up to $300 million. A replacement agreement with another financial institution for up to $300 million was completed during February 1994. Under both agreements, participation interests in new receivables have been and will continue to be sold as previously sold amounts are collected. The participation interests are sold at a discount which is included in general and administrative expenses in the consolidated statement of operations.



       22                                                      Exhibit 13


Under both agreements, MDC has and will continue to act as an agent for the purchaser by performing record keeping and collection functions. During the negotiation of the replacement agreement, MDC continued to sell, and the original financial institution continued to purchase, participation interests. At December 31, 1993, accounts receivable are net of $100 million, representing receivable interests sold pursuant to that agreement. See Note 3, Accounts Receivable, page 40.

   On September 8, 1992, Standard and Poor's affirmed MDC's senior long-term debt credit rating at BBB and short-term debt rating for commercial paper at A-3 and removed MDC's ratings from CreditWatch. On
February 2, 1993, Moody's Investors Service Inc. (Moody's) lowered its ratings of MDC and MDFC debt. MDC's senior debt rating was lowered to Ba-2

                                                        [HARD COPY PG. 29]

from Baa-3, while the short-term debt rating for commercial paper was cut to Not Prime from Prime-3. Ratings on the senior debt of MDFC were reduced to Ba-1 from Baa-2; on subordinated debt to Ba-3 from Ba-1; and on its shelf registration to (P) Ba-1 and (P) Ba-3 from (P) Baa-2 and (P) Ba-1.
In November 1993, Moody's placed the debt ratings of MDC and MDFC under review for possible upgrade.

   During 1993, MDC received a credit rating from Duff & Phelps Credit Rating Co. This rating, announced in June 1993, assigned an initial investment grade rating of BBB- to MDC's senior unsecured debt.
Additionally, Duff & Phelps assigned ratings of BBB and BBB- to MDFC's senior unsecured debt and subordinated debt, respectively.

   Taxes. In November 1991, MDC settled tax years 1977-1985 with the Internal Revenue Service (IRS). The settlement resulted in net earnings of $32 million in 1991 and a substantial future obligation payable upon completion of the 1986-1989 IRS audit. MDC is currently under audit by the IRS for tax years 1986-1989. Issues resolved in the IRS settlement of the tax years 1977-1985 will impact results of the current IRS audit. During 1993, MDC resolved several issues with the IRS related to prior years' taxes. The resolution of these issues resulted in net earnings of $158 million in 1993. Excluding the after-tax benefit of the related reduction in accrued interest, the resolution of such issues resulted in a $75 million federal tax benefit.

   Taxes and interest related to the payment for the 1986-1989 tax period have been provided. Payment of the tax and interest for the 1986-1989 tax period obligation approximates $300 million and is expected to be made in mid-1994. See Note 10, Income Taxes, page 45.

   C-17 Settlement. As previously discussed, MDC recently reached a settlement with the DoD which covered a range of issues related to the C-17 military aircraft program. The settlement is subject to congressional authorization and appropriations. The settlement is not expected to have any significant adverse cash impact.






       23                                                      Exhibit 13

   Government Progress Payment Rate. During 1993, progress payment rates on domestic and foreign military sales contracts entered into subsequent to November 10, 1993 were reduced by congressional action from 85% to 75%. This reduction will negatively impact cash flow, primarily in years subsequent to 1994.

   Foreign Military Product Purchases. In an effort to restructure work and payments due in 1994 for military product purchases of the government of Saudi Arabia, MDC, the U.S. Government, and other major U.S. defense contractors have been meeting with Saudi representatives. Although a restructuring plan has not been finalized, a conceptual outline has been developed. MDC does not anticipate any significant adverse cash impact in 1994 as a result of this restructuring plan.

   Commercial Aircraft Financing. Difficulties in the commercial aircraft industry may continue to result in airlines not taking deliveries of aircraft, requesting changes in delivery schedules, or defaulting on contracts for firm orders. Aircraft delivery delays or defaults by commercial aircraft customers not anticipated by MDC could have a negative short-term impact on cash flow. During recent years, several airlines filed for protection under the Federal Bankruptcy Code or became delinquent on their obligations for commercial aircraft. As indicated in Note 17, Commitments and Contingencies, page 51, MDC also has outstanding guarantees of $251 million related to the marketing of commercial aircraft. MDC does not anticipate that the existence of such guarantees will have a material adverse effect upon its financial condition. In addition, some existing commercial aircraft contracts contain provisions requiring MDC to repurchase used aircraft at the option of the commercial customers. In view of the current market conditions for used aircraft, MDC's earnings and cash flows could be adversely impacted by the exercise of such options. However, it is not anticipated that the existence of such repurchase obligations will have a material adverse effect on cash flow or financial position. See also Note 4, Finance Receivables and Property on Lease, page 41, for additional details regarding concentration of credit risk.

   Capital Expenditures. MDC's capital expenditures were $64 million in 1993, $217 million in 1992, and $171 million in 1991. At December 31, 1993, MDC was not committed to the purchase of a significant amount of property, plant and equipment. Capital expenditures comparable to 1992 are expected in 1994.

   Asset Sales. MDC closed the sale of its Visual Simulation Systems (VSS) business unit on January 29, 1993 and the sale of its remaining information technology business, MDISI, in March 1993.

   Operations. Employment levels were reduced 20% during 1993 to 70,016 as a result of consolidation and streamlining of MDC's government aerospace companies, reduced production on several major programs, and personnel reduction associated with the divestitures of MDISI and VSS and the outsourcing of data processing services. MDC has continued implementing its aggressive asset management plan of reducing accounts receivable, inventory, and work in process levels, as well as reducing facilities commensurate with the levels of ongoing business.





       24                                                      Exhibit 13

   MDFS and Other. The financial services and other segment debt on December 31, 1993 was $1.513 billion, compared with $1.474 billion at December 31, 1992. MDFS, through its MDFC subsidiary, has traditionally

                                                        [HARD COPY PG. 30]

obtained cash from operating activities, placements of debt, issuances of commercial paper and the normal run-off of its portfolio to fund its operations. Beginning in 1990 and continuing through mid-1993, MDFC's access to new capital had been severely limited due to a lowering of MDFC's credit ratings, the recession, and capital constraints imposed by MDC.
MDFC has utilized bank borrowings available under its credit facilities in recent years to fund operations. These limitations had less impact on MDFC in 1993. In June 1993, MDFC commenced an offering of up to $250 million of its unsecured senior debt securities, its first debt offering since 1990, and in November 1993 commenced accepting inquires for the sale of its medium-term notes. As of December 31, 1993, approximately $81 million associated with the June offering and $90 million associated with the medium-term notes had been sold.

   MDFC has also used asset sales and secured borrowings as sources of funding. MDFC anticipates using asset sales and the normal run-off of the lease portfolio as sources to provide additional liquidity in the future.



Business and Market Considerations

General

   MDC is a major participant in both the defense and commercial aerospace industries. MDC has a wide range of programs in production and development, and is the world's leading producer of military aircraft. Since 1987, MDC has been the largest U.S. defense contractor, based on the DoD's list of prime contract awards and one of the larger NASA prime contractors based on prime contracts awarded. MDC is one of the three principal manufacturers of large commercial transport aircraft outside the former Soviet Union. Programs and products comprising most of MDC's business volume are of a highly technical nature, comparatively few in number, high in unit cost, and have traditionally enjoyed relatively long production lives.

   MDC's aerospace segments compete in an industry composed of a few major competitors and a limited number of customers. The number of competitors in the military segment of the business has decreased over the past few years due to consolidations brought about by reduced defense spending. However, competition remains significant both in military and commercial programs.

   The trend of reduced defense spending and reduced commercial aircraft orders has resulted in the downsizing of MDC over the last several years. MDC has reduced its capital expenditures from $396 million in 1990 to $64 million in 1993 and total employment from 132,960 at June 30, 1990 to 70,016 at December 31, 1993.





       25                                                      Exhibit 13

   The downsizing has had and continues to have a negative impact on the utilization of MDC's facilities and capacity, and on labor costs due to inefficiencies caused by the reassignment of workers as a result of layoffs. During 1992, MDC consolidated its six government aerospace companies into one division and since then has closed or announced plans to close several of its manufacturing facilities to streamline operations and create greater efficiencies. MDC also communicated its strategy to concentrate on its principal aerospace businesses, and as a result completed sales of non-core business assets to implement this strategy.

   As a result of this strategy, MDC: sold TeleCheck in July 1992; signed a 10-year outsourcing agreement with, transferred 1,400 employees to, and sold its data processing assets to Integrated Systems Solutions Corp. in December 1992; completed the sale of its VSS business unit in January 1993; and in March 1993 sold its remaining information technology business, MDISI, to a group of investors in the United Kingdom. MDC continues to pursue a possible strategic alliance with organizations throughout the world in order to support the commercial aircraft segment. See also
Note 2, Discontinued Operations, page 40, and Note 7, Outsourcing of Information Technology Operations, page 44.


Military Aerospace Business

   MDC's most significant customer in the military aircraft and missiles, space and electronic systems segments is the U.S. Government. Certain foreign governments also purchase a significant share of MDC's aerospace products. Companies engaged in supplying military and space equipment to the U.S. Government are subject to risks in addition to those found in commercial business. These additional risks include dependence on congressional appropriations and annual administrative allotment of funds, general reductions in the U.S. defense budget, and changes in Government policies. In addition, at times MDC invests funds in programs that are both competitive and still in the pre-development stage yet may never result in production. Moreover, the costs of maintaining adequate research and development as well as manufacturing capabilities are substantial.

   MDC may also enter into firm fixed-price contracts. Under these arrangements, work is performed and paid for at a fixed amount without adjustment for actual costs experienced in connection with the contract. While this arrangement offers MDC opportunities for increased profits if costs are lower than expected, risk of loss due to increased cost is also borne by MDC.

   In addition, the U.S. Government may terminate its contracts (i) for its convenience whenever it believes that such termination would be in the best interest of the Government or (ii) for default. Under contracts terminated for the convenience of the Government, a contractor is generally entitled to receive payments for its contract cost and the proportionate share of

                                                        [HARD COPY PG. 31]

its fee or earnings for the work done, subject to the availability of funding. The U.S. Government may terminate a contract for default if the contractor materially breaches the contract.



       26                                                      Exhibit 13

   Defense spending by the U.S. Government has declined, and is likely to continue to decline. In November 1993, Congress completed its action on the 1994 defense spending bill, and the President formally approved the fiscal year (FY) 94 defense budget. Adjusting for inflation, the 1994 defense procurement budget represents a real decline of 18% from 1993 and 33% from 1992 expenditures. On the same basis, the 1994 defense research and development budget represents a real decline of 10% from 1993.

   Further significant reductions in defense spending and the U.S. Government's decision to emphasize weapons research over production may have a material impact on MDC. The loss of a major program or a major reduction or stretch-out in one or more programs could have a material adverse impact on MDC's future revenues, earnings and cash flow. However, any such impact could be mitigated by foreign sales and by programs to upgrade existing products. Certain foreign sales may require some portion of the production to be completed in the purchasing country. In light of the uncertainty regarding the changes in defense spending, reported financial information may not be indicative of MDC's future operating results. Production contracts awarded under the FY 94 budget will generally continue through 1996.


Commercial Aircraft Business

   MDC is currently engaged in production of the MD-80 twin jet and MD-11 trijet commercial aircraft, development and initial production of the MD-90 advanced version of the MD-80, and support of commercial aircraft, spare parts and related services. As discussed later in this section, MDC has also considered a new wide-body commercial aircraft designated the MD-12. The commercial aircraft business is market sensitive, which causes disruptions in production and procurement and attendant costs, and requires large investments to develop new derivatives of existing aircraft or new aircraft.

   Due to increasing air travel, particularly in the Asia/Pacific region, an aging fleet, stricter noise and pollution standards and the desire to assure delivery positions in production lines that were near capacity, a large number of commercial transport aircraft were ordered during 1988 through 1990. Since then, as airlines dealt with falling profits, orders for all types of aircraft have dramatically declined. Difficulties in the industry have resulted and may continue to result in airlines not taking deliveries of aircraft, requesting changes in delivery schedules, defaulting on contracts for firm orders, or not exercising options or reserves. These difficulties could have a negative short-term impact on cash flows; the impact could be mitigated by MDC's retention of progress payments on firm orders. See also "Backlog", page 32, for a discussion of certain risks related to commercial aircraft customers.

   The commercial aircraft market for new orders (including the MD-11 and MD-80/MD-90) is currently very soft, and the competition and pricing is very aggressive. MDC has refrained from drastic price reductions, instead focusing on cost control measures. As cost controls are put in place and the commercial aircraft market rebounds, MDC believes it will be in a good position to capture profitable new orders.




       27                                                      Exhibit 13

   Continued research and development effort on the MD-12 has been deferred due to the softness in the commercial aircraft market. In order to strengthen the commercial aircraft segment, MDC is continuing to pursue strategic alliances with organizations throughout the world. Over the past few years, MDC has had discussions with risk-sharing subcontractors and potential equity investors to obtain a globally competitive production capability, improve financial strength, and increase market presence. No prediction can be made as to whether or when MDC will reach an agreement with potential risk-sharing subcontractors or equity investors.

Government Business Audits, Reviews and Investigations

   MDC, as a large defense contractor, is subject to many audits, reviews and investigations by the U.S. Government of its negotiation and performance of, accounting for, and general practices relating to Government contracts. An indictment of a contractor may result in suspension from eligibility for award of any new government contract, and a guilty plea or conviction may result in debarment from eligibility for awards. The Government may, in certain cases, also terminate existing contracts, recover damages, and impose other sanctions and penalties.
Based upon presently known facts, MDC believes that it has not engaged in any criminal misconduct with respect to any of the matters currently known to be under investigation and that the ultimate resolution of these investigations will not have a material adverse effect on MDC's financial position.

   In March 1991, the Securities and Exchange Commission (SEC) issued a Formal Order of Private Investigation (the "1991 SEC Investigation") looking into whether MDC violated the Securities Act of 1933 and the Securities Exchange Act of 1934 in connection with disclosures about and accounting for the A-12. In February 1993, the SEC issued subpoenas requesting additional information and broadened its inquiry to include the C-17 and possibly other programs. MDC believes that it has properly reported and disclosed information and accounted for its programs in accordance with generally accepted accounting principles.

                                                        [HARD COPY PG. 32]

   In January 1993, the DoD Inspector General (IG) completed an inquiry into an allegation of favoritism and advantageous treatment accorded MDC by the DoD in connection with the C-17 Globemaster III program. The IG's report questioned contracting actions and payments by the U.S. Air Force and related information provided by the U.S. Air Force and MDC personnel. MDC believes that it properly reported and disclosed information relative to the C-17 contract and that it properly submitted bills to and was paid by the U.S. Air Force in accordance with DoD rules then in effect for work performed. In April 1993, the Air Force issued an extensive report responding to the allegations made by the DoD. Although the Air Force report reflected the difference between the parties concerning the segregation and payment of certain C-17 engineering costs, the report concluded that there was no illegal or improper plan or actions taken to provide payments to MDC and that the integrity of the acquisition system had not been compromised. In a November 1993 reply, the IG reasserted his conclusion that there had been an Air Force plan to assist MDC that exceeded the limits of what was permissible.



       28                                                      Exhibit 13

   In May 1993, a Defense Acquisition Board (DAB) initiated by the Under Secretary of Defense for Acquisitions began a review of the C-17 program in an effort to resolve outstanding issues and to make recommendations regarding the C-17's future. In connection with the review, MDC provided data and participated in numerous discussions. The DoD, in conjunction with the DAB, submitted a proposal to MDC in December 1993 for a business settlement of a variety of issues concerning the C-17 program. In January 1994, MDC and the DoD agreed to such a settlement. MDC and the Air Force will be developing plans and contractual modifications and agreements to implement the business settlement, which is subject to congressional authorization and appropriations. This process is expected to be completed during 1994.

   The settlement covered issues open as of the date of the settlement, including the allocation of sustaining engineering costs to the development and production contracts, the sharing of flight test costs over a previous level, and the resolution of claims and of performance/specification issues. The settlement also stipulated that MDC will expend additional funds in an effort to achieve product and systems improvements.

   MDC estimated the financial impact of the settlement in conjunction with a review of the estimated remaining costs on the C-17 development and initial production contracts. This resulted in recording a pre-tax charge of $450 million, excluding general and administrative and other period expenses, in the fourth quarter of 1993.


Environmental Expenditures

   MDC believes that expenditures which may be required to comply with federal, state, and local provisions regulating the discharge of materials into the environment or otherwise relating to the environment will not be material in relation to the financial position of MDC. Compliance with such regulations has not had a material effect on earnings or the financial condition of MDC; however, the costs of complying with environmental regulations is increasing.

   MDC is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, or similar state statutes. MDC has been identified as a potentially responsible party (PRP) at 28 sites. Of these, MDC believes that it has de minimis liability at 19 sites, including 9 sites at which it believes that it has no future liability. At the 9 sites at which MDC's liability is not considered to be de minimis, either final or interim cost sharing agreements have been affected between the cooperating PRPs, although such agreements do not fix the amount of cleanup costs which the parties will bear. In addition, MDC is remediating, or has begun environmental engineering studies to determine cleanup requirements, at certain of its current operating sites or former sites of industrial activity. MDC estimates total reasonably possible costs of approximately $48 million for study and remediation expenditures at Superfund sites and at MDC's current and former operating sites, of which $21 million is accrued at December 31, 1993.





       29                                                      Exhibit 13

Backlog

   Several risk factors should be considered in evaluating MDC's firm backlog for commercial customers. Approximately 75% of the firm backlog for commercial aircraft is scheduled for delivery after 1994. Difficulties in the commercial airline industry, in part related to falling profits, could result in less than currently anticipated airline equipment requirements resulting in requests to negotiate rescheduling, or defaults by customers, of firm orders. Also, approximately 15% of the commercial aircraft backlog represents orders from leasing companies which may be at risk if not supported by firm contracts between such leasing companies and airlines.

   Orders from customers which have filed for bankruptcy, purchase options and announced orders for which definitive contracts have not been executed are excluded from firm backlog.


Inflation

   The effects of inflation have not been significant to MDC because inflation rates have been relatively low. Contracts for both government and commercial products generally either include estimates of inflation or adjust for inflation's effect.

                                                        [HARD COPY PG. 33]

Selected Financial Data by Industry Segment - Continuing Operations

(Millions of Dollars)

MDC's aerospace segments include military aircraft, commercial aircraft, and missiles, space and electronic systems. The military aircraft segment's products include the design, development and production of attack and fighter aircraft, military and commercial helicopters, and military transport aircraft, spare parts and related services. The attack and fighter aircraft cover a full spectrum of missions (air superiority, all weather and night attack, close air-support, reconnaissance, etc.) and include land-based and aircraft carrier-based aircraft as well as the latest in vertical-takeoff-and-landing technologies. The commercial aircraft segment's products include commercial aircraft, spare parts and related services. The missiles, space and electronic systems segment's products include advanced studies and development and production of tactical and strategic missiles, satellite launching vehicles, space station design and development, space shuttle and payload integration, lasers and laser communication systems, ballistic missile defense systems, and defense electronic components and systems.











       30                                                      Exhibit 13

The financial services and other segment is engaged in a wide range of financial services, including the financing of commercial and private aircraft, commercial equipment, and real estate. The segment also acquires and develops properties for other MDC segments and commercial customers. The financial services and other segment includes McDonnell Douglas Financial Services Corporation and McDonnell Douglas Realty Company. Operating earnings of the segment have been reduced by interest expense, an operating expense of that segment. The financial services and other segment includes interest earned on advances or loans to other industry segments in its operating revenues and earnings. Other intersegment revenues and earnings were immaterial and have been eliminated. Assets of individual segments have been stated net of applicable progress payments.


   Years Ended December 31                 1993        1992        1991
                                        ---------   ---------   ---------
   REVENUES

   Military aircraft                     $ 6,852     $ 7,238     $ 7,795
   Commercial aircraft                     4,760       6,595       6,752
   Missiles, space and electronic
     systems                               2,575       3,169       2,979
   Financial services and other              287         352         519
                                        ---------   ---------   ---------
     Operating revenues                   14,474      17,354      18,045
   Non-operating income                       13          11          16
                                        ---------   ---------   ---------
                                         $14,487     $17,365     $18,061
                                        =========   =========   =========


   Years Ended December 31                 1993        1992        1991
                                        ---------   ---------   ---------
   EARNINGS

   Military aircraft                     $    83      $    8     $   394
   Commercial aircraft                        40         102         283
   Missiles, space and electronic
     systems                                 338         191         163
   Financial services and other               31          20          26
                                          ------      ------      ------
     Operating earnings                      492         321         866
   Discontinued operations                    37          57          66
   Non-operating/net                          (5)         (4)        (13)
   General corporate expenses                 (9)        (12)         (6)
   Postretirement benefit curtailment         70       1,090           -
   Interest expense                          (89)       (309)       (232)
   Income taxes                             (100)       (388)       (258)
   Cumulative effect of accounting
     change                                    -      (1,536)          -
                                        ---------   ---------   ---------
                                         $   396     $  (781)     $  423
                                        =========   =========   =========





       31                                                       Exhibit 13

   Years Ended December 31                 1993        1992        1991
                                        ---------   ---------   ---------
   FIRM BACKLOG (Unaudited)

   Military aircraft                     $ 7,997     $ 7,619     $ 9,540
   Commercial aircraft                     9,172      13,364      17,913
   Missiles, space and electronic
     systems                               2,210       3,069       2,995
                                        ---------   ---------   ---------
                                         $19,379     $24,052     $30,448
                                        =========   =========   =========


   Years Ended December 31                 1993        1992        1991
                                        ---------   ---------   ---------
   Assets

   Military aircraft                     $ 3,715     $ 3,960     $ 4,328
   Commercial aircraft                     4,561       5,850       5,529
   Missiles, space and electronic
     systems                               1,330       1,524       1,741
   Financial services and other            2,340       2,222       2,793
                                        ---------   ---------   ---------
     Continuing operations                11,946      13,556      14,391
   Corporate                                  80         133         133
   Discontinued operations                     -          92          77
                                        ---------   ---------   ---------
                                         $12,026     $13,781     $14,601
                                        =========   =========   =========

   Years Ended December 31                 1993        1992        1991
                                        ---------   ---------   ---------
   Property, Plant and Equipment
     Acquired

   Military aircraft                     $    23      $   70     $    49
   Commercial aircraft                         1          29          51
   Missiles, space and electronic
     systems                                  38         116          70
   Financial services and other                -           2           -
                                        ---------   ---------   ---------
     Continuing operations                    62         217         170
   Corporate                                   2           -           1
                                        ---------   ---------   ---------
                                         $    64     $   217     $   171
                                        =========   =========   =========












       32                                                     Exhibit 13

   Years Ended December 31                 1993        1992        1991
                                        ---------   ---------   ---------
   Depreciation and Amortization

   Military aircraft                     $   149      $  191     $   212
   Commercial aircraft                        70          89          79
   Missiles, space and electronic
     systems                                  48         102         102
   Financial services and other               49          71         102
                                        ---------   ---------   ---------
     Continuing operations                   316         453         495
   Corporate                                   7          12           4
                                        ---------   ---------   ---------
                                         $   323     $   465     $   499
                                        =========   =========   =========











































       33                                                       Exhibit 13
                                                        [HARD COPY PG. 34]
CONSOLIDATED STATEMENT OF OPERATIONS
(Millions of dollars, except share data)

YEARS ENDED DECEMBER 31                          1993      1992      1991
                                               ------     ------     -----

Revenues                                       $14,487   $17,365   $18,061
Costs and expenses:
  Cost of products, services and rentals        12,822    15,567    15,561
  General and administrative expenses              720       825     1,003
  Research and development                         341       509       429
  Postretirement benefit curtailment               (70)   (1,090)        -
  Interest expense:
    Aerospace segments                              89       309       232
    Financial services and other segment           126       159       221
                                               --------  --------  --------
      Total Costs and Expenses                  14,028    16,279    17,446
                                               --------  --------  --------
    EARNINGS FROM CONTINUING OPERATIONS
      BEFORE INCOME TAXES AND CUMULATIVE
      EFFECT OF ACCOUNTING CHANGE                  459     1,086       615
Income taxes                                       100       388       258
                                               --------  --------  --------
    EARNINGS FROM CONTINUING OPERATIONS
      BEFORE CUMULATIVE EFFECT OF ACCOUNTING
      CHANGE                                       359       698       357
Discontinued operations:
  Earnings from operations, net of income taxes      -        20        (8)
  Gain on disposals, net of income taxes            37        37        74
                                               --------  --------  --------
                                                    37        57        66
                                               --------  --------  --------
    EARNINGS BEFORE CUMULATIVE EFFECT
      OF ACCOUNTING CHANGE                         396       755       423
Cumulative effect of initial application of
  new accounting standard for postretirement
  benefits                                           -    (1,536)        -
                                               --------  --------  --------
    NET EARNINGS (LOSS)                        $   396   $  (781)  $   423
                                               ========  ========  ========
EARNINGS (LOSS) PER SHARE:
  Continuing operations                        $  9.17   $ 17.97   $  9.32
  Discontinued operations:
    Earnings from operations                         -       .50      (.22)
    Gain on disposals                              .93       .96      1.93
  Cumulative effect of accounting change             -    (39.53)        -
                                               --------  --------  --------
                                               $ 10.10   $(20.10)  $ 11.03
                                               ========  ========  ========
DIVIDENDS DECLARED PER SHARE                   $  1.40   $  1.40   $  1.40
                                               ========  ========  ========

The accompanying notes are an integral part of the consolidated financial statements.




       34                                                       Exhibit 13
                                                        [HARD COPY PG. 35]

CONSOLIDATED BALANCE SHEET
(Millions of dollars and shares)


                                                   DEC 31      DEC 31
                                                    1993        1992
                                                 ---------    ---------
ASSETS

  Cash and cash equivalents                      $     86     $     82
  Accounts receivable                                 555          604
  Finance receivables and property on lease         2,357        2,262
  Contracts in process and inventories              5,774        7,230
  Property, plant and equipment                     1,750        1,991
  Other assets                                      1,504        1,612
                                                 ---------    ---------
Total Assets                                     $ 12,026     $ 13,781
                                                 =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
  Accounts payable and accrued expenses          $  2,190     $  3,018
  Accrued retiree benefits                          1,388        1,544
  Income taxes                                        574          572
  Advances and billings in excess of related
    costs                                           1,251        1,384
  Notes payable and long-term debt:
    Aerospace segments                              1,625        2,767
    Financial services and other segment            1,513        1,474
                                                 ---------    ---------
                                                    8,541       10,759
Minority Interest                                      72            -

Shareholders' Equity:
  Preferred Stock - none issued
  Common Stock - issued and outstanding:
    1993, 39.3 shares; 1992, 39.2 shares               39           39
  Additional capital                                  335          327
  Retained earnings                                 3,043        2,702
  Translation of foreign currency statements           (4)         (10)
  Unearned ESOP compensation                            -          (36)
                                                 ---------    ---------
                                                    3,413        3,022
                                                 ---------    ---------
Total Liabilities and Shareholders' Equity       $ 12,026     $ 13,781
                                                 =========    =========


The accompanying notes are an integral part of the consolidated financial statements.







       35                                                       Exhibit 13
                                                        [HARD COPY PG. 36]

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Millions of dollars)


YEARS ENDED DECEMBER 31                        1993      1992      1991
                                             --------  --------  --------
COMMON STOCK
  Beginning balance                          $    39   $    38   $    38
  Shares issued to employee savings plans          -         1         -
                                             --------  --------  --------
                                                  39        39        38
ADDITIONAL CAPITAL
  Beginning balance                              327       287       283
  Employee stock awards and options                6         2         4
  Shares issued to employee savings plans          2        38         -
                                             --------  --------  --------
                                                 335       327       287
RETAINED EARNINGS
  Beginning balance                            2,702     3,538     3,168
  Net earnings (loss)                            396      (781)      423
  Cash dividends declared                        (55)      (55)      (53)
                                             --------  --------  --------
                                               3,043     2,702     3,538

TRANSLATION OF FOREIGN CURRENCY STATEMENTS        (4)      (10)       14

UNEARNED ESOP COMPENSATION
  Beginning balance                              (36)        -         -
  Prepayment of future employee benefits           -       (50)        -
  Shares allocated to employees                   36        14         -
                                             --------  --------  --------
                                                   -       (36)        -
                                             --------  --------  --------
SHAREHOLDERS' EQUITY                         $ 3,413   $ 3,022   $ 3,877
                                             ========  ========  ========


The accompanying notes are an integral part of the consolidated financial statements.


















       36                                                       Exhibit 13
                                                        [HARD COPY PG. 37]

CONSOLIDATED STATEMENT OF CASH FLOWS
(Millions of dollars)


YEARS ENDED DECEMBER 31                          1993      1992      1991
                                               --------  --------  --------
OPERATING ACTIVITIES
  Earnings from continuing operations before
    cumulative effect of accounting change      $  359   $   698    $  357
  Adjustments to reconcile earnings from
    continuing operations before cumulative
    effect of accounting change to net cash
    provided (used) by operating activities:
      Depreciation of property, plant and
        equipment                                  258       353       370
      Depreciation of rental equipment              50        58        89
      Amortization of intangible and other
        assets                                      15        54        40
      Gain on sale of assets                       (44)        -         -
      Pension income                              (138)     (107)      (55)
      Postretirement benefit curtailment           (70)   (1,090)        -
      Non-cash retiree health care costs            20       133         -
      Change in operating assets and liabilities:
        Accounts receivable                         40        97         2
        Finance receivables and property on
          lease                                   (521)     (316)      111
        Contracts in process and inventories     1,445        43    (1,098)
        Accounts payable and accrued expenses     (822)      (22)      612
        Income taxes                                (5)      217       240
        Advances and billings in excess of
          related costs                           (112)     (703)       38
      Discontinued operations                        -        (2)      (26)
                                               --------  --------  --------
        NET CASH PROVIDED (USED) BY
          OPERATING ACTIVITIES                     475      (587)      680

INVESTING ACTIVITIES
  Property, plant and equipment acquired           (64)     (217)     (171)
  Proceeds from sale of property, plant
    and equipment                                    -       173         -
  Finance receivables and property on lease        414       529       706
  Proceeds from sale of discontinued businesses    181        70       200
  Proceeds from sale of assets                      32         -         -
  Other, including discontinued operations          11       (51)       (2)
                                               --------  --------  --------
    NET CASH PROVIDED BY INVESTING
      ACTIVITIES                                   574       504       733










       37                                                       Exhibit 13

YEARS ENDED DECEMBER 31                          1993      1992      1991
  (Continued)                                  --------  --------  --------

FINANCING ACTIVITIES
  Net change in borrowings (maturities 90 days
    or less)                                      (830)      574    (1,087)
  Debt having maturities more than 90 days:
    New borrowings                                 681     1,461       487
    Repayments                                    (954)   (2,009)     (743)
  Minority interest                                 72         -         -
  Payments from (to) ESOP - net                     36       (36)        -
  Proceeds of stock options exercised                5         -         -
  Dividends paid                                   (55)      (54)      (67)
                                               --------  --------  --------
  NET CASH USED BY FINANCING ACTIVITIES         (1,045)      (64)   (1,410)
                                               --------  --------  --------
  INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                 4      (147)        3
  Cash and cash equivalents at
    beginning of year                               82       229       226
                                               --------  --------  --------
  Cash and cash equivalents at end
    of year                                    $    86   $    82   $   229
                                               ========  ========  ========



The accompanying notes are an integral part of the consolidated financial statements.

                                                        [HARD COPY PG. 38]


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Millions of dollars, except share data)


1.  Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of McDonnell Douglas Corporation and its subsidiaries (MDC) including McDonnell Douglas Financial Services Corporation (MDFS), parent company of McDonnell Douglas Finance Corporation (MDFC). In consolidation, all significant intercompany balances and transactions are eliminated.

Accounting and Reporting Changes

Effective January 1, 1992, MDC adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting for Income Taxes" as described in Notes 15 and 10, respectively.





       38                                                       Exhibit 13

Revenue Recognition

Revenues and earnings on cost-reimbursement and fixed price government contracts are generally recognized on the percentage-of-completion method of accounting as costs are incurred (cost-to-cost basis). Revenues include costs incurred plus a portion of estimated fees or profits based on the relationship of costs incurred to total estimated costs. Some contracts contain incentive provisions which provide increased or decreased earnings based upon performance in relation to established targets. Incentives based upon cost performance are generally recorded currently and other incentives are recorded when such amounts can reasonably be determined. Revenues relating to contracts or contract changes that have not been completely priced, negotiated, documented, or funded are not recognized unless realization is considered probable.

Major contracts for complex military systems are performed over extended periods of time and are subject to changes in scope of work and delivery schedules. Pricing negotiations on changes and settlement of claims often extend over prolonged periods of time. Any anticipated losses on contracts (estimated final contract costs, excluding period costs, in excess of estimated final contract revenues) are charged to current operations as soon as they are evident. Estimates of final contract revenues on certain fixed price development contracts include future revenue from expected recovery on claims. Such revenues are generally included when it is probable that the claim will result in additional contract revenue and when the amount can be reliably estimated.

Revenues are recognized on commercial aircraft programs based on sales prices as aircraft are delivered. Cost of sales of the MD-80 aircraft program is determined on a specific-unit cost method. Cost of sales of the MD-11 aircraft program is determined on a program-average cost method and is computed as a percentage of the sales price of the aircraft. The percentage is calculated as the total of estimated tooling and production costs for the entire program divided by the estimated sales prices of all aircraft in the program.

Revenues, costs and earnings on government contracts and commercial aircraft programs are determined, in part, based on estimates. Adjustment of such estimates are made on a cumulative basis whereby the effect of such changes is recognized currently. Losses anticipated on government contracts or commercial programs, excluding period costs, are charged to operations in full when determined.

Revenues and costs from the manufacturing aspects of sales-type leases are generally recognized at the inception of such leases. Revenues from the financing aspects of sales-type and direct financing leases are recognized as the excess of aggregate rentals over the cost of leased equipment (reduced by estimated residual values) using the interest method. The interest method results in a constant rate of return on the unrecovered investment.








       39                                                       Exhibit 13


Contracts in Process and Inventories

Government contracts in process are stated on the basis of incurred costs plus estimated earnings, less amounts billed to customers when items are completed and delivered. Incurred costs include production costs and related overhead. Commercial products in process are stated on the basis of production and tooling costs incurred, less the cost allocated to delivered items, reduced to realizable market, where applicable. Material and spare parts are stated at the lower of cost (principally moving average) or market.

                                                        [HARD COPY PG. 39]

General and administrative expenses and research and development expenses are considered period costs and, accordingly, are charged to operations on a current basis.

The U.S. Government has title to, or a security interest in, certain inventories by reason of progress payments.

Cash and Cash Equivalents

Cash equivalents consist of short-term highly liquid investments purchased with a maturity of three months or less. Cash equivalents are stated at cost which approximates market.

Finance Receivables and Property on Lease

Rental equipment subject to operating leases is stated at cost and is generally depreciated using the straight line method, except for aircraft which are depreciated using the declining balance method.

Property, Plant and Equipment

Property, plant and equipment is carried at cost and depreciated over the useful lives of the various classes of properties, using primarily accelerated methods.

Intangible Assets

Intangible assets consist principally of computer software, deferred debt expense and deferred leasing costs. Intangibles are being amortized over three to ten years.

Income Taxes

United States and foreign income taxes are computed at current tax rates, less tax credits, and adjusted both for items that do not have tax consequences and for the cumulative effect of any changes in tax rates from those previously used to determine deferred tax assets or liabilities. Tax provisions include amounts that are currently payable, plus changes in deferred tax assets and liabilities that arise because of temporary differences between the time when items of income and expense are recognized for financial reporting and income tax purposes.



       40                                                       Exhibit 13

The undistributed earnings of foreign subsidiaries are considered to be permanently invested for continuing operations; accordingly, no provisions are made for taxes which would become payable upon the distribution of such earnings as a dividend to MDC. MDC files a consolidated return for federal and certain state income taxes, and dividends from domestic subsidiaries included therein are not subject to income tax.

Minority Interest

Minority interest represents the limited partner's equity interest in a real estate venture. MDC is the general partner and contributed land, buildings and improvements to the partnership. At December 31, 1993, MDC's participation in the partnership was approximately 53%.

Foreign Currency Translation

Assets and liabilities for MDC's foreign subsidiaries whose functional currencies are other than the U.S. dollar are translated to U.S. dollars at current exchange rates, with the resulting translation adjustments carried as a separate component of shareholders' equity.

Research and Development

Research and development costs include the costs of independent research and development, bid and proposal efforts, and costs incurred in excess of amounts estimated to be recoverable under cost-sharing research and development agreements, and all such costs are expensed as incurred.

Research and development expense has been reduced by $27 million in 1993, $6 million in 1992 and $20 million in 1991 for risk-sharing funds received from vendors and subcontractors participating in the development of commercial aircraft. Some amounts may be repayable under certain circumstances.

Environmental

Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed.

Earnings per Share

Earnings per share computations are based upon the weighted average of common shares outstanding during the year. Common stock equivalents (options) are not material.

Reclassification

In 1993, MDC reclassified certain income and expense related to an executive life insurance program to general and administrative expenses. These items were previously reflected as revenues or interest expense. Prior years have been restated to conform with the 1993 presentation.



       41                                                       Exhibit 13
                                                        [HARD COPY PG. 40]
2.  Discontinued Operations

Over the past several years, MDC divested its information systems business. In 1991, MDC sold substantially all of the assets of McDonnell Douglas Systems Integration Company and certain related assets of McDonnell Douglas Information Systems International (MDISI) to Electronic Data Systems Corporation. The terms of this sale included a provision for additional contingent cash consideration which was not included in the gain on disposal. In July 1992, MDC sold all the outstanding stock of TeleCheck Services, Inc., and in March 1993, effective January 1, 1993, MDC sold its remaining MDISI business. Operating results of these businesses were classified as discontinued operations. Gains on disposal of the discontinued businesses were $37 million in 1993 and 1992, and $74 million in 1991, net of income taxes of $25 million, $23 million and $33 million, respectively.

Operating results of the discontinued operations were as follows:

     Years Ended December 31                         1992      1991
                                                    ------    ------
     Revenues                                       $ 316     $ 646
                                                    ======    ======

     Earnings before income taxes                   $  15     $   5
     Income taxes (benefit)                            (5)       13
                                                    ------    ------
     Net earnings (loss) from discontinued
       operations                                   $  20     $  (8)
                                                    ======    ======

Net assets of the discontinued operations of $92 million were classified as Other Assets in the 1992 consolidated balance sheet.

3.  Accounts Receivable

Accounts receivable consist of the following at December 31:

                                                     1993      1992
                                                    ------    ------
     U.S. Government - primarily from
       long-term contracts:
         Billed                                     $ 187     $ 236
         Unbilled                                     273       273
                                                    ------    ------
                                                      460       509
     Commercial and other governments                  95        95
                                                    ------    ------
                                                    $ 555     $ 604
                                                    ======    ======

Unbilled receivables at December 31, 1993 include unbillable amounts of $136 million. Unbillable amounts include the estimated sales value of items delivered or other work performed which lack contractual documentation to permit billing. Approximately $64 million of the 1993 unbilled amount is expected to be collected after one year.



       42                                                       Exhibit 13


In August 1990, MDC entered into a three-year agreement with a financial institution to sell a participation interest in a designated pool of government and commercial receivables, with limited recourse, in amounts up to $300 million. A replacement agreement with another financial institution for up to $300 million was completed during February 1994. Under the agreements, participation interests in new receivables have been and will continue to be sold as previously sold amounts are collected. The participation interests are sold at a discount which is included in general and administrative expenses in the consolidated statement of operations. Under both agreements, MDC has and will continue to act as an agent for the purchaser by performing record keeping and collection functions.

During the negotiation of the replacement agreement, MDC continued to sell, and the original financial institution continued to purchase, participation interests. At December 31, 1993 and 1992, accounts receivable are net of $100 million and $151 million, respectively, representing receivable interests sold.


                                                        [HARD COPY PG. 41]

4.  Finance Receivables and Property on Lease

Finance and lease receivables and property on lease consist of the following at December 31:
                                                   1993         1992
                                                 --------     --------
     Sales-type and direct financing leases:
       Minimum lease payments                    $ 1,744      $ 1,356
       Residual values                               313          226
       Unearned income                              (793)        (572)
                                                 --------     --------
                                                   1,264        1,010
     Notes receivable                                381          600
                                                 --------     --------
                                                   1,645        1,610
     Allowances for doubtful receivables             (36)         (39)
                                                 --------     --------
                                                   1,609        1,571
     Investment in operating leases, net of
       accumulated depreciation of $182 in
       1993, $175 in 1992                            635          446
                                                 --------     --------
                                                   2,244        2,017
     Property held for sale or lease                 113          245
                                                 --------     --------
                                                 $ 2,357      $ 2,262
                                                 ========     ========









       43                                                       Exhibit 13

The aggregate amount of scheduled principal payments and installments to be received on notes and lease receivables and minimum rentals to be received under noncancelable operating leases consist of the following at
December 31, 1993:
                                    Principal Payments         Minimum
                                     and Installments          Rentals
                                    ------------------         -------
     1994                                $380                   $116
     1995                                 267                     90
     1996                                 217                     66
     1997                                 186                     61
     1998                                 191                     51
     After 1998                           884                    133

Concentration of Credit Risk

MDC provides a diversified range of financing and leasing arrangements through its wholly owned subsidiary, MDFS, to customers and industries throughout the United States, the United Kingdom and to a lesser extent, other countries.

MDFS' financing and leasing portfolio consists of the following at
December 31:
                                             1993               1992
                                        --------------     --------------
  Commercial aircraft financing:
    MDC commercial jet transports
      on lease                         $1,048    56.3%    $  769    42.7%
    Other commercial aircraft on
      lease                               217    11.6%       247    13.7%
                                       ------   ------    ------   ------
                                        1,265    67.9%     1,016    56.4%
  Other commercial and industrial
    financing:
      Real estate                         124     6.7%       147     8.2%
      Transportation services              69     3.7%        98     5.4%
      Transportation equipment             43     2.3%        39     2.2%
      Motor freight transportation
        and warehousing                    39     2.1%        67     3.7%
      Furniture and home furnishings       31     1.7%        43     2.4%
      Other                               292    15.6%       391    21.7%
                                       ------   ------    ------   ------
                                          598    32.1%       785    43.6%
                                       ------   ------    ------   ------
      Total Portfolio                  $1,863   100.0%    $1,801   100.0%
                                       ======   ======    ======   ======

The single largest commercial aircraft financing customer accounted for $276 million (14.8% of total portfolio) in 1993 and $136 million (7.5% of total portfolio) in 1992. The five largest accounted for $726 million (39.0%) and $460 million (25.5%) in 1993 and 1992, respectively.

There were no significant concentrations by customer in MDFS' other commercial and industrial financing portfolio.




       44                                                       Exhibit 13

MDC holds title to all leased equipment and generally has a perfected security interest in the assets financed through note and loan arrangements.

                                                        [HARD COPY PG. 42]
5.  Contracts in Process and Inventories

Contracts in process and inventories consist of the following at December
31:

                                                     1993         1992
                                                   --------     --------
     Government contracts in process               $ 6,347      $ 6,535
     Commercial products in process                  4,005        5,598
     Material and spare parts                          873        1,091
     Progress payments to subcontractors             1,362        1,421
     Progress payments received                     (6,813)      (7,415)
                                                   --------     --------
                                                   $ 5,774      $ 7,230
                                                   ========     ========

Substantially all government contracts in process (less applicable progress payments received) represent unbilled revenue and revenue which is currently not billable.

The Navy on January 7, 1991, notified MDC and General Dynamics Corporation (the Team) that it was terminating for default the Team's contract for development and initial production of the A-12 aircraft. On June 7, 1991, the Team filed a legal action to contest the Navy's default termination, assert its rights to convert the termination to one for "the convenience of the Government," and obtain payment for work done and costs incurred on the A-12 contract, but not paid to date. The Navy has agreed to continue to defer repayment of $1.335 billion alleged to be due with interest from January 7, 1991, from the Team as a result of the termination for default of the A-12 program. The agreement provides that it will remain in force until the dispute as to the type of termination is resolved by the pending litigation in the United States Court of Federal Claims or negotiated settlement, subject to review by the U.S. Government annually on December 1, to determine if there has been a substantial change in the financial condition of either Team member such that deferment is no longer in the best interest of the Government. The Government, which extended the December 1, 1993 review beyond the time to which MDC and GD agreed, has not advised the contractors of the results of that review. On February 15, 1994, however, the U.S. Court of Federal Claims entered an Order, deferring rulings on the merits of the legal action to July 21, 1994, to enable the parties to pursue settlement negotiations among other things, conditioned on an undertaking made by the Government that it would not seek to terminate the deferment agreement in the interim. MDC firmly believes it is entitled to continuation of the deferment agreement in accordance with its terms.

At December 31, 1993, Contracts in Process and Inventories include approximately $508 million of recorded costs on the A-12 contract, against which MDC has established a loss provision of $350 million. The amount of the provision, which was established in 1990, is based on MDC's belief that



       45                                                       Exhibit 13

the termination for default will be converted to a termination for convenience, that the Team will recover a minimum of $250 million in claims, that there is a range of reasonably possible results on termination for convenience and that it is prudent to provide for what MDC believes is the upper range of possible loss on termination for convenience, namely $350 million. In MDC's opinion, this loss provision continues to provide adequately for the reasonably possible reduction in value of A-12 net contracts in process and nonreimbursed supplier termination payments as of December 31, 1993, as a result of termination of the contract for the convenience of the Government. MDC has been provided with an opinion of outside counsel that the Government's termination of the contract for default is contrary to law and fact, that the default is excusable, that the rights and obligations of MDC are the same as if the termination had been issued for the convenience of the Government and that, subject to prevailing that the termination is properly one for the convenience of the Government, the probable recovery on the claims is not less than $250 million.

If, contrary to MDC's belief, the termination is not deemed to be for the convenience of the Government, it is estimated that an additional loss would be incurred which could amount to approximately $1.2 billion.

In 1984, MDC entered into a full scale development letter contract, containing a not-to-exceed price, for the conversion of the land-based
British Hawk aircraft with minimal change into a carrier-capable Navy aircraft, designated the T-45A, and to provide training systems. The final negotiated firm fixed price contract was agreed to in 1986. As a result of flight testing in late 1988, the Navy indicated that changes to the T-45 aircraft were necessary to meet its operational desires. MDC advised the Navy that incorporation of the requested improvements into the aircraft configuration would entitle it to additional compensation. MDC proceeded with the improvements, and their cost has increased the cost at completion for the development and low rate initial production contracts to a point where it exceeds the fixed price of such contracts. At December 31, 1993, Contracts in Process and Inventories include costs for the related contracts of $192 million. Realization of this amount is dependent in part on

                                                        [HARD COPY PG. 43]

(i) costs to complete these contracts not exceeding present estimates and (ii) realization of expected amounts of recovery on claims filed with respect to these contracts. MDC believes it is entitled to an equitable adjustment in contract price and schedule and other appropriate relief for such improvements and submitted claims to the Navy during 1990 for such relief. During 1993 the Navy denied these claims. MDC has appealed the Navy's decision to the Armed Services Board of Contract Appeals. The estimated revenue of the contracts at completion includes $225 million from expected recovery on such claims filed with the Navy. MDC's belief as to expected claims recovery is supported by an opinion of outside counsel provided to MDC that there are reasonable factual and legal bases for the current claims against the Navy and that, based on MDC's labor and cost accounting records and computations, it is probable that MDC will recover in excess of $225 million on the claims. Additionally, if MDC were not to recover a portion of the claims amount related to work for which a subcontractor is responsible, MDC, supported by the opinion of outside counsel, believes the



       46                                                       Exhibit 13

subcontractor would be legally liable for such costs. If revenue from such claims is not realized, a loss provision of approximately $148 million would be required on the related development and low rate initial production contracts.

Resolution of claims on the A-12 and T-45 contracts will involve negotiation with the Government or litigation, and the ultimate realization and receipt of future revenue may vary from current estimates.

In May 1993, a Defense Acquisition Board (DAB) initiated by the Under Secretary of Defense for Acquisitions began a review of the C-17 program in an effort to resolve outstanding issues and to make recommendations regarding the C-17's future. In connection with the review, MDC provided data and participated in numerous discussions. The Department of Defense
(DoD), in conjunction with the DAB, submitted a proposal to MDC in December 1993 for a business settlement of a variety of issues concerning the C-17 program. In January 1994, MDC and the DoD agreed to such a settlement.
MDC and the Air Force will be developing plans and contractual modifications and agreements to implement the business settlement, which is subject to congressional authorization and appropriations. Completion of this process is expected during 1994.

The settlement covered many issues open as of the date of the settlement, including the allocation of sustaining engineering costs to the development and production contracts, the sharing of flight test costs over a previous level, and the resolution of claims and of performance/specification issues. Terms of the settlement also stipulated that MDC will expend funds in an effort to achieve product and systems improvements.

MDC estimated the financial impact of the settlement in conjunction with a review of the estimated remaining cost on the C-17 development and initial production contracts. As a result, MDC recorded a loss provision of $450 million, excluding general and administrative and other period expenses, in the fourth quarter of 1993. The $450 million loss provision reflects some increases in the estimated costs to complete the C-17 development and initial production contracts, which was in part interrelated to the settlement.

At December 31, 1993, Contracts in Process and Inventories include incurred costs totaling $702 million for the fixed price type contracts for development and first ten initial production C-17 military transport aircraft for the Air Force. The estimated value of these contracts at completion includes $208 million of claim revenues expected to be collected as part of the settlement. MDC's loss provision of $450 million is an offset to the December 31, 1993 balance, resulting in a $252 million net balance associated with these contracts.

     During 1991, MDC combined the C-17 contracts for the development and first ten initial production aircraft for financial accounting purposes. The estimated costs at completion of the combined C-17 contracts, excluding general and administrative costs and other period costs, exceed the estimated revenue of the combined contracts. For the year ended
December 31, 1992, MDC recorded loss provisions totaling $383 million, which





       47                                                       Exhibit 13


represent the amount by which estimated costs on the combined contracts, excluding general and administrative costs and other period costs, exceeded estimated revenues from the remaining work on the contracts.


                                                        [HARD COPY PG. 44]

Since 1990, the Air Force has reduced the progress payments to MDC under the C-17 contracts because the DoD has projected the development and initial production costs at completion to be substantially in excess of the ceiling price of the then authorized work and in excess of MDC's estimate at completion. In addition, during 1992 the Air Force questioned MDC's segregation of certain C-17 engineering costs between full-scale engineering development (FSED) and production lots. Pending resolution of the segregation question, for progress payment purposes the Air Force has reclassified to FSED a substantial portion of sustaining engineering costs applied by MDC to production lots. As of December 31, 1993, the Air Force had withheld approximately $312 million from MDC's progress payment requests on the C-17 contracts principally as a result of higher cost estimates and the sustaining engineering reclassification.

MD-11 production and tooling costs are charged to cost of sales based upon the estimated average unit cost for the program. The estimated average unit costs are based upon cost estimates of a 301 aircraft program. The costs incurred in excess of the estimated average unit cost are deferred to be recovered by production and sale of lower-than-average cost units. Commercial products in process for the MD-11 program at December 31, 1993, includes net deferred production costs of $1.324 billion and unamortized tooling of $257 million. These amounts are being averaged over the 301 aircraft pool. Under the current costing percentage, an estimated $1.1 billion of current and future deferred costs will be recovered from firm orders received after December 31, 1993.

As of December 31, 1993, MDC had delivered 112 MD-11 aircraft, including one aircraft leased by MDC, and has 60 aircraft on firm order. In addition, MDC had 101 options and reserves representing potential future orders for the MD-11. Estimated proceeds from the undelivered aircraft in the pool exceed the production and tooling costs in inventory at December 31, 1993, plus the estimated additional production and tooling costs to be incurred. However, if fewer than 301 MD-11 aircraft are sold, if the proceeds from future sales of MD-11 aircraft are less than currently estimated, or if the costs to complete the program exceed current estimates, substantial amounts of unrecoverable costs may be charged to expense in subsequent fiscal periods. MDC believes that the slowdown in MD-11 orders is temporary and that it will sell in excess of 301 MD-11 aircraft over the life of the program.











       48                                                       Exhibit 13

6.  Property, Plant and Equipment

The major categories of properties consist of the following at December 31:

                                                   1993         1992
                                                 --------     --------
     Land                                        $   116      $   117
     Buildings and fixtures                        1,809        1,819
     Machinery and equipment                       2,428        2,518
                                                 --------     --------
                                                   4,353        4,454
     Accumulated depreciation                     (2,603)      (2,463)
                                                 --------     --------
                                                 $ 1,750      $ 1,991
                                                 ========     ========

7.  Outsourcing of Information Technology Operations

In December 1992, MDC signed an agreement with Integrated Systems Solutions Corporation (ISSC), a wholly owned subsidiary of IBM Corporation, for the outsourcing of its information technology operations and the related sale of its data center processing, network, and dedicated end user service assets. Net proceeds from the sale of assets at book value were $173 million. Approximately 1,400 personnel became employees of ISSC as a result of the agreement. ISSC provided data processing services to MDC under the agreement during 1993. Service payments are expected to aggregate approximately $3 billion over the term of the 10 year agreement. The contract is cancelable after two years with substantial buy out/ termination provisions in the early years.

8.  Other Assets

Other assets consist of the following at December 31:

                                                   1993         1992
                                                 --------     --------
     Prepaid pension asset                       $ 1,161      $ 1,126
     Prepaid expenses                                 52           76
     Intangible assets                                53           49
     Net assets of discontinued operations             -           92
     Other                                           238          269
                                                 --------     --------
                                                 $ 1,504      $ 1,612
                                                 ========     ========














       49                                                       Exhibit 13

9.  Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at
December 31:
                                                   1993         1992
                                                 --------     --------
     Accounts and drafts payable                 $   796      $ 1,466
     Accrued expenses                              1,105        1,243
     Employee compensation                           289          309
                                                 --------     --------
                                                 $ 2,190      $ 3,018
                                                 ========     ========

                                                        [HARD COPY PG. 45]

10.  Income Taxes

MDC adopted SFAS No. 109, "Accounting for Income Taxes," as of January 1, 1992. This statement supersedes SFAS No. 96, which MDC previously adopted as of January 1, 1989. The impact of the adoption of SFAS No. 109 was not material.

Income taxes consist of the following:

     December 31                                   1993         1992
                                                  ------       ------
     Current                                      $ 208        $(157)
     Deferred                                       366          729
                                                  ------       ------
                                                  $ 574        $ 572
                                                  ======       ======

Tax effects of temporary differences that gave rise to the deferred tax liability consist of the following:

     December 31                                   1993         1992
                                                  ------       ------
     Deferred tax assets:
       Retiree medical                           $ (513)      $ (486)
       Bad debts                                    (75)         (74)
       Other                                       (219)        (167)
                                                 -------      -------
                                                   (807)        (727)
     Deferred tax liabilities:
       Pension plan                                 441          380
       Leased assets                                278          294
       Long-term contracts                          290          574
       Other                                        164          208
                                                 -------      -------
                                                  1,173        1,456
                                                 -------      -------
     Net deferred tax liability                  $  366       $  729
                                                 =======      =======





       50                                                       Exhibit 13

The income tax provision consists of the following:

     Years Ended December 31                 1993      1992      1991
                                            ------    ------    ------
     U.S. federal:
       Current                              $ 120     $(117)    $ 211
       Deferred                               (50)      434        (7)
                                            ------    ------    ------
                                               70       317       204
     State:
       Current                                 26         -        41
       Deferred                                 1        63         3
                                            ------    ------    ------
                                               27        63        44
     Foreign                                    3         8        10
                                            ------    ------    ------
     Income tax provision                   $ 100     $ 388     $ 258
                                            ======    ======    ======

The 1993 income tax provision includes $13 million relating to the increased tax rates applicable to previously deferred taxes as a result of various 1993 federal and state tax legislation.

Reconciliation of the pro forma income tax provision, computed by applying the U.S. federal statutory rate of 35% in 1993 and 34% in 1992 and 1991, to the recorded income tax provision follows:

     Years Ended December 31                 1993      1992      1991
                                            ------    ------    ------
     Pro forma income tax provision
       computed at the statutory U.S.
       federal income tax rate              $ 161     $ 369     $ 209
     State income tax provision
       net of effect on pro forma
       U.S. federal tax                        18        41        29
     Increase (decrease) in taxes
       resulting from:
         Export tax-exempt income              (7)      (15)      (15)
         Federal tax rate change               13         -         -
         IRS federal settlement               (75)        -        35
         Executive life insurance             (11)       (6)       (2)
         Other - net                            1        (1)        2
                                            ------    ------    ------
     Income tax provision                   $ 100     $ 388     $ 258
                                            ======    ======    ======

Pre-tax earnings from foreign subsidiaries included in continuing operations, but excluding the operations of McDonnell Douglas Foreign Sales Corporation, were $3 million in 1993, $13 million in 1992 and $25 million in 1991. Provisions for foreign income taxes are computed using applicable foreign rates. Undistributed earnings of foreign subsidiaries are considered to be permanently invested. Accordingly, no provision has been made for U.S. federal income taxes on $122 million of undistributed earnings of foreign subsidiaries.




       51                                                       Exhibit 13


In November 1991, MDC settled tax years 1977-1985 with the Internal Revenue Service (IRS). The settlement resulted in net earnings of $32 million in 1991 and a substantial future obligation payable upon completion of the 1986-1989 IRS audit. During 1993, this obligation was reduced by the resolution with the IRS of certain accounting method and tax credit issues. The resolution of these issues for the 1986-1989 tax period resulted in net earnings of $158 million in 1993. Excluding the after-tax benefit of the related reduction in accrued interest, the resolution of such issues resulted in a $75 million federal tax benefit. Payment of the tax and interest for the 1986-1989 tax period obligation approximates $300 million and is expected to be made in mid-1994. Taxes and interest related to this payment have been provided.













































       52                                                       Exhibit 13
                                                        [HARD COPY PG. 46]

11.  Debt and Credit Arrangements

Consolidated debt consists of the following classifications at December 31:

                                     Interest Rate
                                      Averages or
                                        Ranges        1993       1992
                                     ------------   --------   --------
 Short-Term Debt

   Aerospace segments:
     Revolving credit agreements                    $     -    $   689
     Other notes                         4.99%           91        434
                                                    --------   --------
                                                         91      1,123
   Financial services and other
     segment:
       Revolving credit agreements       4.82%           53        108
       Other notes                       4.75%          150         16
                                                    --------   --------
                                                        203        124
                                                    --------   --------
         Total short-term debt                          294      1,247

 Long-Term Debt

   Aerospace segments:
     Senior debt securities,
       due through 2012                7.9%-9.8%      1,295      1,494
     Senior medium-term notes,
       due through 1996                5.3%-7.4%        132         37
     Other debt, due through 2003      7.3%-11.5%       107        113
                                                    --------   --------
                                                      1,534      1,644
   Financial services and other
     segment:
       Senior debt securities,
         due through 2008              3.9%-13.0%       421        365
       Senior medium-term notes,
         due through 2005              5.6%-14.2%       737        817
       Subordinated notes,
         due through 1999              8.9%-12.4%        78         93
       Other notes, due through 2017   4.0%-12.9%        74         75
                                                      -----      -----
                                                      1,310      1,350
                                                    --------   --------
         Total long-term debt                         2,844      2,994
                                                    --------   --------
           Total Debt                               $ 3,138    $ 4,241
                                                    ========   ========







       53                                                       Exhibit 13

The aggregate amount of long-term debt at December 31, 1993 maturing by calendar year for 1994 to 1998 is as follows:

                       Aerospace           Financial Services
                        Segments            and Other Segment
                       ---------           ------------------
     1994                $ 192                  $ 187
     1995                   51                    269
     1996                   61                    148
     1997                  255                    133
     1998                   11                    160


Aerospace Credit Agreements

At December 31, 1993, MDC has two revolving credit agreements under which MDC may borrow up to $1.4 billion through April 1995, and a third revolving credit agreement under which MDC may borrow up to $175 million to January 28, 1994. MDC did not renew this third revolving credit agreement. Under the three credit agreements, the interest rate, at the option of MDC, is a floating rate generally based on a defined prime rate, a fixed rate related to either the London interbank offered rate (LIBOR) or a certificate of deposit rate, or as quoted under a competitive bid or a negotiated rate. A fee is charged on the amount of the commitments. The agreements contain restrictive covenants relating to net worth (as defined), liquidity (as defined), indebtedness, customer financing, fixed asset dispositions and subsidiary indebtedness. There are no amounts outstanding under the credit agreements at December 31, 1993.

In August 1992, MDC commenced an offering of up to $550 million of its medium-term notes due from and exceeding nine months from the date of issue. The interest rate applicable to each note and certain other variable terms are established at the date of issue. As of December 31, 1993, MDC has issued $132 million of medium-term notes at rates ranging from 5.3% to 7.4% due in 1994 through 1996. On July 1, 1993, MDC issued $200 million of 8.25% senior debt securities due on July 1, 2000. As of December 31, 1993, $218 million of securities registered under the shelf registration remain unissued.

On December 22, 1993, MDC notified holders of its 7.875% notes due January 15, 1997 that the $150 million issue would be redeemed on January 21, 1994. The notes were redeemed at 100% of their principal amount plus accrued interest to the redemption date.

Financial Services Credit Agreements

At December 31, 1993, McDonnell Douglas Finance Corporation (MDFC) has a revolving credit agreement under which it can borrow a maximum of $125 million through January 31, 1995. The maximum amount available to MDFC is reduced quarterly by $25 million through January 1995. The interest rate, at the option of MDFC, is either a floating rate generally based on a defined prime rate, a fixed rate related to either LIBOR or a certificate of deposit rate, or as quoted under a competitive bid. Borrowings of $53 million under the revolving credit agreement are outstanding at December 31, 1993.



       54                                                       Exhibit 13

At December 31, 1993, MDFS and MDFC has a revolving credit agreement under which MDFC may borrow a maximum of $45 million, reduced by MDFS borrowings under this same agreement. Under this agreement, MDFS can borrow a maximum

                                                        [HARD COPY PG. 47]

of $6 million. The interest rate, at the option of MDFC, is either a floating rate generally based on a defined prime rate or fixed rate related to LIBOR. There are no outstanding borrowings under this agreement at December 31, 1993. Commercial paper, when outstanding, is fully supported by unused commitments under this agreement.

The provisions of various credit and debt agreements require MDFC to maintain a minimum net worth, restrict indebtedness, and limit MDFC's cash dividends and other distributions.

MDFC's senior debt at December 31, 1993 includes $249 million secured by equipment having a carrying value of $288 million.

In June 1993, MDFC commenced an offering of up to $250 million of its general term notes and in November 1993 an offering of up to $250 million of its medium-term notes. The interest rate applicable to each note and certain other variable terms are established at the date of issue. As of December 31, 1993, MDFC has issued $81 million of general term notes at rates ranging from 5.3% to 8.4% due in 1995 through 2008, and $90 million of medium-term notes at rates ranging from 4.6% to 6.8% due in 1995 through 1998.

McDonnell Douglas Bank, Limited has entered into several interest rate swap agreements which have effectively fixed interest rates on 11 million pounds sterling ($17 million) of LIBOR based notes. The fixed rates payable under these agreements range from 11.5% to 13.3% with terms expiring at various dates through the year 1995. The interest rate differential to be received or paid is recognized over the lives of the agreements as an adjustment to interest expense.

McDonnell Douglas Realty Company's (MDRC) debt of $180 million at
December 31, 1993 is secured by indentures of mortgage and deeds of trust on MDRC's interest in real estate developments having a carrying value of $233 million.

12.  Fair Values of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used in estimating the fair value disclosures of financial instruments:



       55                                                       Exhibit 13

   Cash and cash equivalents:   The carrying amount reported in the
   balance sheet for cash and cash equivalents approximates its fair value.

   Notes receivable:   Fair values for variable rate notes that reprice
   frequently and with no significant change in credit risk are based on carrying values. The fair values of fixed rate notes are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

   Short and long-term debt:   The carrying amounts of borrowings under
   the short-term revolving credit agreements approximate their fair value. The fair values of long-term debt, which excludes capital lease obligations, are estimated using public quotations or discounted cash flow analyses, based on current incremental borrowing rates for similar types of borrowing arrangements.

   Foreign currency exchange contracts:   The fair values of foreign
   currency exchange forward contracts are estimated based on quoted market prices of comparable contracts. At December 31, 1993 and 1992, MDC had approximately $77 million and $94 million, respectively, of foreign currency exchange forward contracts. The fair values of these off-balance sheet financial instruments represent the amount at which the contracts could be settled.

The carrying amounts and fair values of financial instruments are as follows:

                                                    Financial Services
                               Aerospace Segments    and Other Segment
                               ------------------   ------------------
                               Carrying    Fair     Carrying    Fair
                                Amount     Value     Amount     Value
                               --------   -------   --------   -------
  December 31, 1993
  -----------------
    Cash and cash
      equivalents               $   15    $   15     $   71    $   71
    Notes receivable                80        79        301       301
    Short-term notes
      payable                       91        91        203       203
    Long-term debt               1,534     1,685      1,221     1,334
    Foreign currency
      exchange contracts            -         (2)         -         -

  December 31, 1992
  -----------------
    Cash and cash
      equivalents               $   65    $   65     $   17   $    17
    Notes receivable               143       135        457       458
    Short-term notes
      payable                    1,123     1,123        124       124
    Long-term debt               1,644     1,598      1,254     1,310
    Foreign currency
      exchange contracts             -        (6)         -         -



       56                                                       Exhibit 13
                                                        [HARD COPY PG. 48]
13.  Common and Preferred Shares

The authorized common stock of MDC is 100 million shares, each of $1.00 par value. The following table summarizes changes in shares outstanding for the periods presented.
                                                      Common Shares
                                                       Outstanding
                                                      -------------

     Balance January 1, 1992                            38,391,313

     Employee stock awards and options                      29,120
     Shares issued to employee savings plans               766,455
     Other                                                   3,331
                                                       ------------
     Balance December 31, 1992                          39,190,219

     Employee stock awards and options                     118,681
     Shares issued to employee savings plans                15,008
     Other                                                   3,662
                                                       ------------
     Balance December 31, 1993                          39,327,570
                                                       ============

At December 31, 1993, a total of 2,529,122 shares of authorized and unissued common stock are reserved for issuance of stock awards and options granted or authorized to be granted. Also 3,975,607 shares are reserved for contributions to MDC's savings plans. At December 31, 1993, there are 10 million shares, $1.00 par value, preferred stock authorized for issuance; however, none have been issued.

During 1990, the Board of Directors declared a dividend distribution of one preferred stock purchase right (Right) for each outstanding share of common stock. Among other provisions, each Right may be exercised to purchase from MDC one one-hundredth of a share of a new series of preferred stock, at an exercise price of $200 (Purchase Price), subject to adjustment. The Rights are exercisable only after (i) a person or group has acquired or obtained the right to acquire 20% or more of MDC's Common Stock or
(ii) following the commencement of a tender offer or exchange offer, for 20% or more of the voting power of MDC. The Rights expire on August 2, 2000, and may be redeemed by MDC at a price of 1 cent per Right at any time until ten business days after the acquisition of 20% of MDC's Common Stock. The Board of Directors of MDC retains a broad ability to amend or supplement the Rights.

If any person or group acquires 20% of MDC's Common Stock, each holder of a Right will have the right to receive upon exercise the number of shares of common stock having a market value of two times the exercise price of the Right. If MDC is acquired, each Right may be exercised to purchase the number of shares of common stock of the surviving or purchasing company which at the time of such transaction would have a market value of two times the Purchase Price.





       57                                                       Exhibit 13

14.  Stock Option and Incentive Plans

Awards may be granted under the Incentive Award Plan (Plan) approved by shareholders in 1986 in the form of cash, stock, non-qualified stock options, incentive stock options or stock appreciation rights. Under the Plan, options (including stock appreciation rights) are limited to a maximum of 2,500,000 shares through January 1, 1996. Options may be granted to officers and employees at an exercise price of either the market price on the date of grant or the average market price for a specified period of time.

Options to purchase MDC Common Stock have been granted under MDC's Plan and other incentive compensation and option plans. A summary of options for MDC Common Stock follows:

     Years Ended December 31                     1993         1992
                                               --------     --------
     Granted under the Plan:
       Number of shares                         18,923       40,380
       Price per share                           $56          $62
     Exercised:
       Number of shares                        101,553        7,402
       Price per share                         $38-$62      $38-$62

     December 31                                 1993         1992
                                               --------     --------
     Outstanding:
       Number of shares                        107,296      230,555
       Price per share                         $38-$90      $38-$90
     Exercisable:
       Number of shares                         88,964      192,256
       Price per share                         $38-$90      $38-$90

At December 31, 1993, a total of 30,657 stock appreciation rights are outstanding and exercisable at prices ranging from $41 to $90 per right.

MDC has a Long-Term Incentive Plan (LTIP) approved by shareholders in 1986. Participants in LTIP are selected by a committee of the Board of Directors and awards earned are payable in either cash or stock. Earned awards are achieved when MDC Common Stock yields a return superior to a peer group of companies during a defined period which may range from 2 to 5 years. At December 31, 1993 MDC has accrued $16 million for LTIP.

                                                        [HARD COPY PG. 49]
15.  Retirement Plans

Substantially all employees of MDC and its subsidiaries are members of defined benefit pension plans, including several multi-employer and foreign plans. In addition, MDC has a supplementary unfunded pension plan to provide those benefits otherwise due employees under the defined benefit pension plans' benefit formulas, but which are in excess of benefits permitted by the Internal Revenue Code to be covered under the defined benefit pension plans. Benefits for salaried plans are based primarily upon salary and years of service while benefits for hourly plans are generally based upon a fixed dollar amount per year of service.



       58                                                       Exhibit 13


MDC measures pension cost and makes contributions to its pension plans based upon independent actuarial valuations. The projected unit credit actuarial cost method is used to determine pension cost for financial accounting purposes consistent with the provisions of SFAS No. 87, "Employers' Accounting for Pensions." Funding levels and pension cost allocable to government contracts are determined by the entry age normal actuarial cost method and are not affected by SFAS No. 87.

The assets of the plans consist principally of marketable fixed income and equity securities. At December 31, 1993, the plans hold $30 million of MDC's medium-term notes and $36 million of MDC's senior debt securities with varying interest rates and maturity dates, and 35,000 shares of MDC Common Stock.

Assumptions used in determining net periodic pension expense (income) and the actuarial present value of benefit obligations for the significant domestic plans were:

     Years Ended December 31              1993       1992       1991
                                        --------   --------   --------
     Discount rate:
       January 1                          9.0%       9.0%       9.0%
       December 31                        7.5%       9.0%       9.0%

     Average rates of increase in
       compensation based upon age -
       salaried plans
         January 1                        6.0%       6.7%       6.9%
         December 31                      5.0%       6.7%       6.9%

     Expected return on plan assets       9.3%       9.3%       8.3%

Components of periodic pension expense (income) for the significant domestic plans include the following:

     Years Ended December 31              1993       1992       1991
                                         ------     ------     ------
     Service cost for the year           $ 100      $ 126      $ 130
     Interest cost on pension
       benefit obligations                 266        246        235
     Return on plan assets:
       Actual                             (426)      (512)      (624)
       Deferred gain (loss)                (13)        93        283
     Net amortization                      (65)       (59)       (58)
                                         -------    ------     ------
     Domestic plans                      $(138)     $(106)     $ (34)
                                         ======     ======     ======
     Foreign and other plans             $   7      $   7      $   8
                                         ======     ======     ======








       59                                                       Exhibit 13

An analysis of the funded status of the significant domestic pension plans follows:

     December 31                                    1993         1992
                                                  --------     --------
     Actuarial present value of accumulated
       benefit obligations:
         Vested                                   $ 3,191      $ 2,687
         Non-vested                                   272          273
                                                  --------     --------
     Accumulated benefit obligation                 3,463        2,960
     Additional amounts related to projected
       future salary increases                        343          368
                                                  --------     --------
     Projected benefit obligation                   3,806        3,328
     Plan assets, at fair value                     5,260        5,348
                                                  --------     --------
     Excess of plan assets                          1,454        2,020
     Items not yet recognized in earnings:
       Unrecognized net transition asset             (563)        (636)
       Unrecognized prior service cost                446          524
       Deferred net gain                             (186)        (789)
                                                  --------     --------
                                                    1,151        1,119
     Foreign plans                                     10            7
                                                  --------     --------
     Prepaid pension asset                        $ 1,161      $ 1,126
                                                  ========     ========

Effective January 1, 1993, MDC amended its significant domestic pension plans to provide a supplemental pension benefit to non-union retirees electing to participate in the new health care plan funded entirely by participant contributions. The effect of this amendment was to increase unrecognized prior service cost as of December 31, 1992 by $385 million. MDC recorded this liability in connection with the adoption of and subsequent accounting for SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," during 1992.

MDC has no intention of terminating any of its pension plans. However, if a qualified defined benefit pension plan is terminated and all accrued liabilities to employees and their beneficiaries are satisfied, all remaining assets in the plan's trust revert to the employer (except in certain limited circumstances where a change in control has occurred within the five-year period preceding the termination), with the following consequences: first, a non-deductible 20% to 50% excise tax upon the gross amount of the reversion is imposed; second, the Department of Defense and other Government contracting agencies have issued a regulation which indicates that the Government is entitled to its equitable share, to the extent that the Government participated in pension costs through their contracts with MDC; third, any amount that the employer then retains is treated as taxable income.







       60                                                       Exhibit 13
                                                        [HARD COPY PG. 50]

In addition to the defined benefit pension plans, MDC provides eligible employees the opportunity to participate in savings plans that permit both pre-tax and after-tax contributions. Most domestic employees with at least 30 days of continuous service are eligible to participate in a plan. Under these plans, the employee may contribute to various savings alternatives, including investment in MDC's Common Stock. In most cases, MDC matches a portion of the employee's contribution with contributions to the MDC Common Stock fund. Generally, MDC's contributions are vested after five years of service. MDC's contributions to the savings plans during 1993 totaled $59 million of which $1 million was the market value of 15,008 shares of MDC Common Stock contributed, and during 1992 totaled $94 million of which $39 million was the market value of 766,455 shares of MDC Common Stock contributed. Contributions for the year ended December 31, 1991 amounted to $61 million.

In August 1992, MDC converted the company matching portion of its existing salaried employee savings plan to an employee stock ownership plan (ESOP). The ESOP borrowed $50 million from MDC to fund the plan. The ESOP used the proceeds to purchase 1,216,992 shares of MDC Common Stock. Unearned compensation (equal to the outstanding balance of the ESOP loan) of $36 million was reflected as a reduction of Shareholders' Equity at December 31, 1992. No balance remained on the ESOP loan as of December 31, 1993.

MDC made contributions to the plan sufficient to enable the ESOP to repay its loan, including interest. These contributions were classified as expense when the related shares were allocated to employees' accounts. Contributions to the ESOP of $36 million and $14 million were expensed during 1993 and 1992, respectively.

In addition to the above plans, MDC and certain of its domestic subsidiaries provide health care benefits for their retirees covered by collective bargaining agreements. Generally, employees become eligible for retiree health care upon retirement from active service at or after age 55 with 10 or more years of service. Qualifying dependents are also eligible for medical coverage. MDC's policy is to fund the cost of medical benefits as claims are received. The retiree health care plan has provisions for participant contributions, deductibles, coinsurance percentages, out-of-pocket limits, schedule of reasonable fees, coordination of benefits with other plans, Medicare carve-out, and a maximum lifetime benefit per covered individual.

MDC and certain of its domestic subsidiaries previously provided health care coverage similar to the above for its non-union retirees. On
October 8, 1992, effective January 1, 1993, MDC terminated company-paid retiree health care for both current and future non-union retirees and their dependents and survivors and replaced it with a new arrangement funded entirely by participant contributions. At the same time, MDC amended its existing pension plans to provide a supplemental pension benefit to current and future non-union retirees who elect to receive health care during the period 1993 through 1996 under the new arrangement. The supplemental benefit, net of withholding taxes, approximates the expected average cost of benefits for the period 1993 through 1996.




       61                                                       Exhibit 13

During 1993, MDC and the International Association of Machinists and Aerospace Workers (IAMAW) in St. Louis, Huntington Beach, Long Beach and Torrance, California agreed to a new three-year union contract. The new contract includes a provision requiring employees retiring subsequent to 1993 to pay one-third of the cost of their retiree health care.

Prior to 1992, company-paid retiree health care benefits were included in costs as covered expenses were actually incurred. Accordingly, MDC recorded expenses of $122 million in 1991. In December 1990, the Financial Accounting Standards Board issued SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires companies to accelerate the recognition of costs by causing their full accrual over the employees' years of service up to their date of full eligibility. MDC elected to implement this new accounting standard for 1992 by immediately recognizing the January 1, 1992 accumulated postretirement benefit obligation of $2.477 billion ($1.536 billion after-tax). The effect of adopting SFAS No. 106 increased net periodic postretirement health care cost by $133 million and decreased net income by $82 million, prior to the recording of a curtailment gain in the 1992 fourth quarter.

MDC recorded a curtailment gain of $1.090 billion in the 1992 fourth quarter, reflecting the aforementioned termination of company-paid retiree health care for both current and future non-union retirees. The gain equaled the reduction in accrued retiree benefits, after providing as a liability the $385 million representing the aforementioned supplemental pension benefit. MDC recorded a curtailment gain of $70 million in the second quarter of 1993, reflecting a similar arrangement negotiated with the Southern California Professional Engineering Association for employees retiring after July 1, 1993.

                                                        [HARD COPY PG. 51]

An analysis of the accrued retiree benefits at December 31 follows:

                                                   1993         1992
                                                 --------     --------
     Accumulated postretirement benefit
       obligation:
         Retirees                                $   790      $   559
         Active participants fully eligible
           to retire                                 130          246
         Other active participants                   149          273
                                                 --------     --------
     Accumulated postretirement benefit
       obligation                                  1,069        1,078
     Items not yet recognized in earnings:
       Unrecognized prior service gain               205           37
       Deferred net gain (loss)                     (175)          44
                                                 --------     --------
     Accrued retiree health care liability         1,099        1,159
     Liability for pension supplement                289          385
                                                 --------     --------
     Accrued retiree benefits                    $ 1,388      $ 1,544
                                                 ========     ========



       62                                                       Exhibit 13

Components of periodic postretirement benefit expense, exclusive of the curtailment gains, include the following:

     Years Ended December 31                       1993         1992
                                                  ------       ------
     Service cost for the year                    $  13        $  74
     Interest cost on accumulated post-
       retirement benefit obligations                80          189
     Net amortization                               (11)           -
                                                  ------       ------
                                                  $  82        $ 263
                                                  ======       ======

Assumptions used in determining periodic postretirement benefit costs and the actuarial present value of benefit obligations were as follows:

     Years Ended December 31                       1993         1992
                                                 --------     --------
     Discount rate:
       January 1                                   9.0%         9.0%
       December 31                                 7.5%         9.0%

     Health care cost trend rate*
       Non-medicare                               11.0%        15.0%
       Medicare                                    9.0%         9.0%
       HMO premiums                                6.5%         9.0%
     * Decreasing to 5.3% after 2002

Increasing the health care cost trend rates by one percentage point would result in an 8% increase in the sum of the service and interest cost components of periodic postretirement benefit cost and an 8% increase in the accumulated postretirement benefit obligation at December 31, 1993.

16.  Leased Properties

Rental expense for leased properties, substantially all of which is minimum rentals, was $106 million in 1993, $155 million in 1992 and $193 million in 1991. Minimum rental payments under operating leases with initial or remaining terms of one year or more at December 31, 1993, aggregated
$210 million, and payments due during the next several years are: 1994, $80 million; 1995, $46 million; 1996, $35 million; 1997, $27 million and 1998, $12 million.

MDC has negotiated noncancelable sublease agreements on certain of its facilities and equipment totaling $52 million during the next several years.

17.  Commitments and Contingencies

The marketing of commercial aircraft at times will result in agreements to provide or guarantee long-term financing of some portion of the delivery price of aircraft, to lease aircraft, or to guarantee customer lease payments, tax benefit transfers or aircraft values. At December 31, 1993, $251 million in guarantees are outstanding, and commitments of $116 million are outstanding to lease aircraft, accept notes in payment for aircraft, or



       63                                                       Exhibit 13


guarantee financing for customers for ordered but undelivered aircraft. In addition, MDFS has commitments to provide leasing and other financing in the aggregate amount of $34 million at December 31, 1993.

MDC is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, or similar state statutes. MDC has been identified as a potentially responsible party (PRP) at 28 sites. Of these, MDC believes that it has de minimis liability at 19 sites, including 9 sites at which it believes that it has no future liability. At the 9 sites at which MDC's liability is not considered to be de minimis, either final or interim cost sharing agreements have been effected between the cooperating PRPs, although such agreements do not fix the amount of cleanup costs which the parties will bear. In addition, MDC is remediating, or has begun environmental engineering studies to determine cleanup requirements, at certain of its current operating sites or former sites of industrial activity. At December 31, 1993, the accrued liability for environmental cleanup matters at Superfund sites and on MDC's current and former operating sites was $21 million.

                                                        [HARD COPY PG. 52]

A number of legal proceedings and claims are pending or have been asserted against MDC including legal proceedings and claims relating to alleged injuries to persons associated with the disposal of hazardous waste. A substantial portion of such legal proceedings and claims is covered by insurance. MDC believes that the final outcome of such proceedings and claims will not have a material adverse effect on MDC's financial position.

See Note 5, Contracts in Process and Inventories, for a discussion of certain risks on fixed price development contracts including the termination on January 7, 1991, by the Navy of a contract with MDC and General Dynamics Corporation for the development and initial production of the A-12 aircraft.

18. Investment in Financial Services Subsidiary

The condensed financial data presented below have been summarized from the audited consolidated financial statements of MDFS. Prior year amounts have been reclassified to conform to the current year presentation.

















       64                                                       Exhibit 13

     December 31                                   1993         1992
                                                 --------     --------
     Assets

     Cash and cash equivalents                   $    65      $    15
     Accounts with MDC                                59           43
     Notes and leases receivable - net             1,467        1,431
     Investment in operating leases                  358          333
     Other assets                                    154          194
                                                 --------     --------
       Total                                     $ 2,103      $ 2,016
                                                 ========     ========
     Liabilities and Equity

     Accounts payable and accrued expenses       $   128      $   121
     Income taxes                                    303          299
     Notes payable and long-term debt              1,456        1,393
     Shareholder's equity                            216          203
                                                 --------     --------
       Total                                     $ 2,103      $ 2,016
                                                 ========     ========

     Years Ended December 31              1993       1992       1991
                                         ------     ------     ------
     Earned income                       $ 201      $ 256      $ 373
     Costs and expenses                    166        222        322
     Cumulative effect of accounting
       change                                -         (2)         -
     Net earnings                           13         23         33
     Dividends and other distributions       -        103         67

19.  U.S. Government and Export Sales

Consolidated sales to U.S. Government agencies (including sales to foreign governments through foreign military sales contracts with U.S. Government agencies) amounted to $9.052 billion in 1993, $9.286 billion in 1992, and $10.196 billion in 1991. No other single customer accounted for 10% or more of consolidated revenues in 1993, 1992, or 1991.

Foreign sales by geographical area, of which a portion were through foreign military sales contracts with the U.S. Government, are shown in the table below:

     Years Ended December 31              1993       1992       1991
                                        -------    -------    -------
     North America                      $    41    $    43    $    70
     South America                          306        348         14
     Europe                               1,000      2,195      3,428
     Asia/Pacific                         1,114      1,561      1,264
     Mideast/Africa                         944        836      1,082
                                        -------    -------    -------
                                        $ 3,405    $ 4,983    $ 5,858
                                        =======    =======    =======





       65                                                       Exhibit 13

20.  Future Accounting and Reporting Requirements

SFAS No. 112, "Employers' Accounting for Postemployment Benefits" was issued in December 1992. SFAS No. 112 is effective beginning in 1994 and requires using an accrual approach for accounting for benefits other than retiree health care to former or inactive employees. The impact of MDC's adoption of this standard is not expected to be material.

21.  Supplementary Payment Information

     Years Ended December 31              1993       1992       1991
                                        -------    -------    -------
     Interest paid                       $ 314      $ 446      $ 532
     Income taxes paid                      84        158         32

22. Business Segment Reporting

Selected Financial Data by Industry Segment is presented on page 33.

                                                    [HARD COPY PG. 53]

                   Report of Management Responsibilities

The financial statements of McDonnell Douglas Corporation and consolidated subsidiaries have been prepared under the direction of management in conformity with generally accepted accounting principles and, particularly with respect to long-term contracts and programs, include amounts based upon estimates and judgments. The integrity and reliability of data in these financial statements is the responsibility of management. In the opinion of management, the financial statements set forth a fair presentation of the consolidated financial condition of MDC at December 31, 1993 and 1992, and the consolidated results of its operations for the years ended December 31, 1993, 1992 and 1991.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can change with circumstances.

MDC and its consolidated subsidiaries maintain accounting systems and related internal controls which, in the opinion of management, provide reasonable assurances that transactions are executed in accordance with management's authorization, that financial statements are prepared in accordance with generally accepted accounting principles, and that assets are properly accounted for and safeguarded.

Ethical decision making is a fundamental key in MDC's management philosophy. Management recognizes its responsibility for fostering a strong ethical climate. Written codes of ethics and standards of business conduct are distributed to every employee, and each employee has been trained or is being scheduled to be trained in ethical decision making. The Board of Directors' Corporate Responsibility Committee has oversight responsibilities relative to standards of business conduct.



       66                                                       Exhibit 13

The Board of Directors has appointed four of its non-employee members as an Audit Committee. This Committee meets periodically with management and the internal and independent auditors. Both internal and independent auditors have unrestricted access to the Audit Committee to discuss the results of their examinations and the adequacy of internal controls. In addition, the Audit Committee makes its recommendation as to the selection of independent auditors to the Board.


/s/ J. F. McDonnell
Chairman and Chief Executive Officer



/s/ R. L. Brand
Vice President and Controller
January 18, 1994






                    Report of Ernst & Young, Independent Auditors


Shareholders and Board of Directors
McDonnell Douglas Corporation


We have audited the accompanying consolidated balance sheet of McDonnell Douglas Corporation and subsidiaries (MDC) as of December 31, 1993 and 1992, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of MDC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McDonnell Douglas Corporation and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.




       67                                                      Exhibit 13


As described in Note 5 to the consolidated financial statements, the fixed price development contract for the A-12 advanced tactical aircraft program was terminated for default by the United States Government on January 7, 1991. MDC believes it will be successful in converting the termination for default into a termination for convenience; however, failure to do so could have a material impact on the financial position of MDC in the future.

As discussed in Note 15 to the consolidated financial statements, in 1992 MDC changed its method of accounting for retiree health care benefits.




/s/ Ernst & Young
St. Louis, Missouri
January 18, 1994









































       68                                                       Exhibit 13
                                                     [HARD COPY PG. 54 & 55]
Ten Year Consolidated Financial Summary
- -----------------------------------------------------------------------------------------------
(Dollar amounts in millions, except per share data)

- -----------------------------------------------------------------------------------------------
December 31 or Years Then Ended           1993      1992       1991       1990       1989
- -----------------------------------------------------------------------------------------------
Summary of Operations

  Revenues by industry segment:
    Military aircraft                  $ 6,852   $ 7,238     $ 7,795    $ 7,707    $ 7,484
    Commercial aircraft                  4,760     6,595       6,752      3,935      3,151
    Missiles, space and
      electronic systems                 2,575     3,169       2,979      3,188      2,761
    Financial services and other           287       352         519        658        534
                                       --------------------------------------------------------
  Operating revenues                    14,474    17,354      18,045     15,488     13,930

  Earnings (loss) from
    continuing operations                  359       698 (a)     357        258 (c)    (30)
    Per share                             9.17     17.97 (a)    9.32       6.73 (c)  (0.78)
  Net earnings (loss)                      396      (781)(b)     423        306 (c)    219(d)
    Per share                            10.10    (20.10)(b)   11.03       7.99 (c)   5.72(d)
    As a % of revenues                    2.7%                  2.3%       2.0%       1.6%
    As a % of beginning equity           13.1%                 12.0%       9.3%       6.9%
  Research and development                 341       509         429        565        571
  Interest expense:
    Aerospace segments                      89       309         232        343        335
    Financial services and
      other segment                        126       159         221        233        198
  Income taxes (benefit)                   100       388         258        108        (92)
  Cash dividends declared                   55        55          53        108        108
    Per share                             1.40      1.40        1.40       2.82       2.82
- ---------------------------------------------------------------------------------------------
Balance Sheet Information

  Receivables and property on lease    $ 2,912   $ 2,866     $ 3,234    $ 4,144    $ 4,372
  Contracts in process and
    inventories                          5,774     7,230       7,273      6,175      5,103
  Property, plant and equipment          1,750     1,991       2,307      2,446      2,474
  Total assets                          12,026    13,781      14,601     14,692     13,160
  Notes payable and long-term debt:
    Aerospace segments                   1,625     2,767       2,324      2,944      2,558
    Financial services and
      other segment                      1,513     1,474       1,891      2,614      2,338
  Shareholders' equity                   3,413     3,022       3,877      3,514      3,287
    Per share                            86.80     77.10      100.99      91.72      85.88
  Debt-to-equity ratios:
    Aerospace segments                     .52      1.01         .66        .95        .87
    Financial services and
      other segment                       5.22      5.42        5.25       6.55       6.82
- -----------------------------------------------------------------------------------------------




       69                                                      Exhibit 13

Ten Year Consolidated Financial Summary (cont.)
- -----------------------------------------------------------------------------------------------
(Dollar amounts in millions, except per share data)

- -----------------------------------------------------------------------------------------------
December 31 or Years Then Ended          1993       1992        1991       1990       1989
- -----------------------------------------------------------------------------------------------
General Information

  Shares outstanding (in millions)        39.3       39.2        38.4      38.3       38.3
  Shareholders of record                28,513     34,124      35,039    37,662     33,237
  Personnel                             70,016     87,377     109,123   121,190    127,926
  Salaries and wages                   $ 3,464    $ 4,258    $  4,905  $  5,300   $  4,969
  Firm backlog                         $19,379    $24,052    $ 30,448  $ 36,544   $ 32,531
  Total backlog                        $35,698    $41,806    $ 42,577  $ 52,770   $ 50,230


(a) Includes a gain of $676 million ($17.40 per share) from a postretirement benefit curtailment relating to SFAS No. 106.
(b) Includes a net charge of $860 million ($22.13 per share) related to the initial adoption and subsequent curtailment gain associated with SFAS No. 106.
(c) Includes $376 million earnings ($9.82 per share) from pension settlement.
(d) Includes earnings from the cumulative effect of an accounting change of $179 million ($4.68 per share).


Total backlog includes firm backlog plus (i) U.S. and other government orders not yet funded, (ii) U.S. and other government orders being negotiated as continuations of authorized programs and (iii) unearned price escalation on firm commercial aircraft orders. Backlog is that of the aerospace segments only and includes all but a minor portion of the work to be performed under long-term contracts. Customer options and products produced for short-term lease are excluded from backlog.

In 1993, MDC reclassified certain income and expense related to an executive life insurance program to general and administrative expenses. These items were previously reflected as revenues and interest expense. Prior years have been restated to conform with the 1993 presentation.













       70                                                        Exhibit 13
                                                  [HARD COPY PG. 54-55 cont.]

Ten Year Consolidated Financial Summary
- -----------------------------------------------------------------------------------------------
(Dollar amounts in millions, except per share data)

- -----------------------------------------------------------------------------------------------
December 31 or Years Then Ended           1988      1987       1986       1985       1984
- -----------------------------------------------------------------------------------------------
Summary of Operations

  Revenues by industry segment:
    Military aircraft                  $ 7,426   $ 7,144     $ 7,049    $ 6,930    $ 5,953
    Commercial aircraft                  3,499     2,728       2,493      1,903      1,558
    Missiles, space and
      electronic systems                 2,390     2,176       2,040      1,681      1,420
    Financial services and other           465       387         317        242        198
                                       --------------------------------------------------------
  Operating revenues                    13,780    12,435      11,899     10,756      9,129

  Earnings (loss) from
    continuing operations                  407       347         312        398        342
    Per share                            10.62      8.60        7.73       9.90       8.51
  Net earnings (loss)                      350       313         277        346        325
    Per share                             9.13      7.75        6.86       8.60       8.10
    As a % of revenues                    2.5%      2.5%        2.3%       3.2%       3.6%
    As a % of beginning equity           11.8%     11.0%       10.5%      14.8%      15.7%
  Research and development                 520       567         449        376        326
  Interest expense:
    Aerospace segments                     173       109          95         89         57
    Financial services and
      other segment                        145       113         105         99         84
  Income taxes (benefit)                   184       164         242        257        157
  Cash dividends declared                   98        94          84         74         65
    Per share                             2.56      2.32        2.08       1.84       1.62
- ---------------------------------------------------------------------------------------------
Balance Sheet Information

  Receivables and property on lease    $ 3,745   $ 3,227     $ 2,999    $ 2,638    $ 2,295
  Contracts in process and
    inventories                          4,207     3,673       3,154      2,925      2,470
  Property, plant and equipment          2,242     2,002       1,700      1,350      1,114
  Total assets                          11,562    10,327       9,233      8,318      7,081
  Notes payable and long-term debt:
    Aerospace segments                   1,840     1,596         927        936        689
    Financial services and
      other segment                      1,770     1,464       1,096        899        785
  Shareholders' equity                   3,186     2,970       2,845      2,635      2,344
    Per share                            83.42     76.71       70.13      65.34      58.55
  Debt-to-equity ratios:
    Aerospace segments                     .64       .59         .35        .38        .32
    Financial services and
      other segment                       5.92      5.25        4.72       5.08       4.82

- -----------------------------------------------------------------------------------------------


      71                                                        Exhibit 13

Ten Year Consolidated Financial Summary (cont.)
- -----------------------------------------------------------------------------------------------
(Dollar amounts in millions, except per share data)

- -----------------------------------------------------------------------------------------------
December 31 or Years Then Ended          1988       1987        1986      1985      1984
- -----------------------------------------------------------------------------------------------
General Information
  Shares outstanding (in millions)        38.2       38.7        40.6      40.3       40.0
  Shareholders of record                34,310     35,354      37,525    38,959     40,534
  Personnel                            121,421    112,400     105,696    97,067     88,391
  Salaries and wages                   $ 4,399   $  3,913    $  3,561  $  3,057   $  2,648
  Firm backlog                         $26,351   $ 18,890    $ 16,512  $ 16,585   $ 14,968
  Total backlog                        $40,492   $ 33,102    $ 28,419  $ 23,914   $ 22,460




Supplemental Information

Quarterly Common Stock Prices and Dividends


     The range of market prices for a share of MDC Common Stock is shown below, by quarters for 1993 and 1992. Prices are as reported in the consolidated transaction reporting system.

- ------------------------------------------------------------
                       1993               1992
- ------------------------------------------------------------
Quarter           High     Low        High       Low

  1st          $67-3/4   $47-7/8    $78        $57-3/4
  2nd           74-3/4    54-1/2     62-5/8     36-3/8
  3rd           90-7/8    67-3/8     44-1/8     34-1/2
  4th          118-3/8    88-1/8     57-1/2     34-1/4

Cash dividends of $.35 a share were declared for each quarter in 1993 and 1992.

The number of holders of MDC common stock at January 31, 1994 was 27,628.












       72                                                      Exhibit 13
                                                        [HARD COPY PG. 55]

Annual Report on Form 10-K

     Shareholders may obtain a copy of MDC's or MDFC's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission by writing Shareholder Services Department, Mailcode 1001240, McDonnell Douglas Corporation, P.O. Box 516, St. Louis, MO 63166-0516.


Transfer Agent and Registrar

     Correspondence and questions concerning shareholder accounts, payment of dividends, or transfer of stock should be addressed to: First Chicago Trust Company, Attn: Shareholder Relations Department, 30 W. Broadway, New York, NY 10007.


Stock Exchanges

     McDonnell Douglas Corporation's Common Stock is listed on the New York Stock and Pacific Stock Exchanges (ticker symbol MD) and is traded on these and other exchanges. It is commonly abbreviated in market reports as "McDnD".

                                                [HARD COPY PG. 56]

Supplemental Information (continued)
(Dollar amounts in millions, except per share data)

Quarterly Results of Operations

     The tables below present unaudited quarterly financial information for the years ended December 31, 1993 and 1992. Gross margin is net of interest expense of the financial services and other segment.

    The sum of the 1992 quarterly earnings per share does not equal the 1992 annual earnings per share due to the significant earnings impact in the first and fourth quarters of 1992 relating to the adoption of SFAS No. 106 concurrent with increasing shares outstanding during the year.



















       73                                                  Exhibit 13

                                       1993
- ------------------------------------------------------------
     Quarter                1st      2nd    3rd      4th
- ------------------------------------------------------------
 Revenues                  $3,617  $3,810  $3,428   $3,632
 Gross margin                 469     495     447      128
 Earnings (loss) from
   continuing operations      179     170     142     (132)
 Net earnings(loss)           216     170     142     (132)
 Earnings (loss) per share   5.51    4.33    3.62    (3.36)


                                         1992
- ------------------------------------------------------------
     Quarter                   1st      2nd    3rd      4th
- ------------------------------------------------------------
 Revenues                    $4,058  $4,799  $3,888   $4,620
 Gross margin                   426     420     254      539
 Earnings (loss) from
   continuing operations         20       5     (83)     756 **
 Net earnings (loss)         (1,512)*    11     (42)     762 **
 Earnings (loss) per share   (39.29)*  0.29   (1.09)   19.46 **

 * Includes the cumulative effect of an accounting change of $1.536 billion or $39.91 per share.
 ** Includes postretirement benefit curtailment gain of $676 or $17.26 per share.


         Quarterly revenues and gross margin for 1992 and the first three quarters of 1993 have been restated for the reclassification of certain income and expense related to an executive life insurance program to general and administrative expenses. These items were previously reflected as revenues or interest expense.


















       74                                                  Exhibit 13

                                             1993
 --------------------------------------------------------------
      Quarter                        1st      2nd     3rd
 --------------------------------------------------------------
 Revenues as previously reported   $3,620   $3,817    $3,436
 Reclassification                      (3)      (7)       (8)
                                   ------  --------  -------
 Revenues as restated              $3,617   $3,810    $3,428

 ===============================================================
 Gross margin as previously
     reported                       $472     $502      $455
 Reclassification                     (3)      (7)       (8)
                                    -----    -----    -----
 Gross margin as restated           $469     $495      $447

 ================================================================

                                                  1992
 --------------------------------------------------------------------
      Quarter                        1st      2nd     3rd      4th
 --------------------------------------------------------------------
 Revenues as previously reported   $4,061   $4,803   $3,893   $4,627
 Reclassification                      (3)      (4)      (5)      (7)
                                   ------   ------   ------   ------
 Revenues as restated              $4,058   $4,799   $3,888   $4,620

 =====================================================================
 Gross margin as previously
     reported                        $429     $424     $259      $546
 Reclassification                      (3)      (4)      (5)       (7)
                                     -----    -----    -----     -----
 Gross margin as restated            $426     $420     $254      $539
 ======================================================================

















       75                                                      Exhibit 13

                          ANNUAL REPORT APPENDIX
                  DESCRIPTION OF GRAPHIC MATERIAL OF THE
                       COMPANY'S 1993 ANNUAL REPORT

Hard Copy Page 6

(Full-page photo: An MDC Field Representative discussing C-17 operations with two U.S. Air Force representatives -- C-17 tail in the background.)

Hard Copy Page 7

(Top photo: Integrated Management Information and Control System Team consisting of 16 MDC employees who were 1993 Spirit of Excellence Award winners. Quote relating to photo: The philosophy behind IMICS is open communication. "Everybody gets the same data at the same time -- no exceptions!")

(Bottom photo:  Artist concept of the F/A-18 E/F Hornet.)

Hard Copy Page 8

(Photo:  Two F/A-18 Hornets.)

Hard Copy Page 9

(Photo:  C-17 Globemaster III.)

Hard Copy Page 10

(Top photo:  AH-64D Longbow Apache.)

(Bottom photo:  AV-8B Harrier II Plus.)

(Chart: Two bar graphs depicting the five-year history of Military Aircraft Segment Revenues and Operating Earnings.)

Hard Copy Page 11

(Top photo:  F-15E Eagle.)

(Middle photo:  T-45 Goshawk.)

(Bottom photo:  MD 520N.)

Hard Copy Page 12

(Full-page photo: Three MD-80 employees in a discussion on the production floor.)










       76                                                      Exhibit 13

Hard Copy Page 13

(Top photo: MD-11 Fuel Team consisting of 9 MDC employees who were 1993 Spirit of Excellence Award winners. Quote relating to photo: "We investigated anything that came up and we would trace problems to the root cause.")

(Bottom photo:  MD-11 trijet.)

Hard Copy Page 14

(Chart: Two bar graphs depicting the five-year history of Commercial Aircraft Market Share of Boeing, Airbus, MDC and Other for Seats Delivered and Firm Backlog.)

(Photo:  Six MD-80's on Douglas Aircraft Company's flight ramp.)

Hard Copy Page 15

(Photo:  MD-90.)

(Chart: Two bar graphs depicting the five-year history of Commercial Aircraft Segment Revenues and Operating Earnings.)

Hard Copy Page 16

(Full-page photo: Three Delta Advanced Launch Control System engineers in a discussion.)

Hard Copy Page 17

(Top photo: Delta Propulsion Engineering Team consisting of 7 MDC employees who were 1993 Spirit of Excellence Award winners. Quote relating to photo: "We go out of our way to make sure the customer is satisfied, and that starts with a great deal of openness.")

(Bottom photo:  Delta Clipper Experimental.)

Hard Copy Page 18

(Chart: Two bar graphs depicting the five-year history of Missiles, Space & Electronics Systems Segment Revenues and Operating Earnings.)

(Photo:  Harpoon missile.)

Hard Copy Page 19

(Photo:  Tomahawk Cruise Missile.)

Hard Copy Page 20

(Chart: Two bar graphs depicting the five-year history of Financial Services and Other Segment Revenues and Operating Earnings.)