Form 10-K, Exhibit 13
MCDONNELL DOUGLAS CORP
filed 1995-03-27
CIK 63917

       1                                                         Exhibit 13
                                                       Annual Report Page 4

READY TO MOVE FORWARD
MILITARY AIRCRAFT

     MDC's military aircraft business - the corporation's biggest business - is thriving despite deep cuts in U.S. and world defense procurement budgets.

     Operating earnings were up 33% in 1994 (excluding the impact of a $450 million writeoff in the previous year) - setting a new record and accounting for 66% of the corporation's total operating earnings. Revenues were up 14% to a record amount - accounting for 59% of total corporate revenues.

     McDonnell Douglas has been gaining market share in the midst of an industry shake-out which has seen the cancellation or postponement of many defense programs. That reflects the great strength of a product line which includes three front-line fighter aircraft, the world's leading attack helicopter, the two newest trainer aircraft, and the newest and most capable military transport aircraft. It also reflects a well-developed strategy keyed to providing superior quality and enhanced capabilities at an affordable price.

     In addition to achieving excellent financial results in military aircraft in 1994, McDonnell Douglas continued to build a solid base for future success. It secured the leading competitive position for the immediate future by being the prime contractor for 46 of the 55 fixed wing aircraft - including all 28 fighters - ordered by the U.S. Government under the FY 95 defense budget. It solidified a strong position through the turn of the century by achieving important milestones in its three large programs in development or early production (the F/A-18 E/F, the C-17, and the T-45). Looking still further into the future, it made impressive progress in winning a number of important government-funded R&D contracts which will lead to the development and production of new generations of military aircraft and strike weapons in the first part of the 21st century.




                                                Annual Report Page 5
                                                (Photo Omitted)

















       2                                          Annual Report Page 6

F/A-18 HORNET

     The U.S. Government is now funding only two major fixed wing fighter development programs: the McDonnell Douglas F/A-18 E/F and the Lockheed F-22.

     The F/A-18 E/F - a structural upgrade of the F/A-18 Hornet - is proceeding on budget and on schedule - and is well below its weight specification. With a larger wing, a lengthened fuselage, and higher thrust engines, the F/A-18 E/F is designed to perform the bulk of the U.S. Navy's tactical aircraft missions well into the next century. It will have up to 40% more range than earlier versions of the Hornet, combined with two new weapon stations, improved survivability, and substantial capacity for future growth. The new Hornet is central to the Navy's "Forward . . . From the Sea" war-fighting doctrine - which has shifted the Navy's focus from open-ocean warfare to regional and coastal operations.

     The E/F program successfully completed its Critical Design Review in June 1994, enabling the program to proceed on schedule toward final assembly in May 1995 and first flight in December 1995. McDonnell Douglas will design and build seven flight test aircraft and three ground test articles. The first production aircraft will be delivered in 1999.

     Meanwhile, McDonnell Douglas continues to produce C/D model F/A-18s both for the U.S. Navy and international customers. Funds were allocated for 24 F/A-18 C/Ds under the FY 95 U.S. defense budget. As a result of earlier wins for C/D model F/A-18s in international competitions, McDonnell Douglas will be delivering aircraft kits or fully assembled aircraft to Switzerland, Finland, and Malaysia over the next several years.

C-17 GLOBEMASTER III

     In 1994, McDonnell Douglas made great progress in demonstrating its ability to deliver high quality airplanes on schedule, on specification, and at a reduced cost:

     - The corporation delivered eight more C-17s during the year, filling the first operating squadron of 12 C-17s at Charleston AFB, South Carolina. The last five aircraft were ahead of schedule.

     - The C-17 successfully passed a series of tests during the year in demonstrating its unique ability to deliver heavy firepower to small, austere airfields anywhere in the world. The developmental portion of the flight test program was completed in December 1994. The program passed rigorous static and durability testing milestones.

     - The C-17 further demonstrated its readiness to provide rapid deployment of U.S. and allied forces by completing initial operational missions to Saudi Arabia and Panama and by participating in several overseas training deployments.

     - Finally, McDonnell Douglas made progress in reducing unit production costs. The C-17 program produced positive earnings in 1994.

     Capping all these efforts, the C-17 program achieved a major milestone in January 1995 when the C-17 squadron at Charleston AFB was cleared for routine, worldwide operations.

     Funds were allocated for another six C-17s (numbering from P-27 through P-32 in the production sequence) under the FY 95 Defense Budget. The Department of Defense is expected to make a decision in November 1995 on whether to extend its total purchase of C-17s beyond the 40 aircraft it is currently planning. The U.S. Government is considering a potential buy of up to 120 aircraft.

T-45 TRAINING SYSTEM

     The T-45 Training System (T45TS) achieved two significant milestones in 1994. In July, the U.S. Navy recommended that the T45TS be approved for fleet introduction following a comprehensive operational evaluation of the naval undergraduate jet pilot training system. In October, the first class of naval aviators trained on the T-45 Training System received their "Wings of Gold" in a graduation ceremony. The FY 95 budget provides funds for a further 12 T-45 aircraft, raising the total to 84 out of a total planned buy of 174 to be delivered through the year 2003.

F-15 EAGLE

     With the agreement by Israel in May 1994 to purchase 21 F-15s, production of the world's premier combat aircraft - with a 96 to 0 record in aerial combat and outstanding long-range bombing capability - will extend through 1999. McDonnell Douglas anticipates additional sales to the U.S. and foreign governments beyond current orders for more than 90 F-15s.

     The only combat aircraft shortfall the U.S. Air Force will experience in its force structure before 2010 is in aircraft to perform the long-range, precision-strike interdiction mission. The company believes the F-15E fighter-bomber - with proven precision-strike combat capability, day or night, good weather or bad - is ideally suited for replacing the U.S. Air Force's aging fleet of


                                                Annual Report Page 7
                                                (Photo Omitted)















       4                                      Annual Report Page 8


approximately 70 F-111s in the long-range interdiction role. No other aircraft is so well equipped for performing the mission of conducting precise, intensive bombing against distant targets.

AV-8B HARRIER II

     McDonnell Douglas obtained funding for the remanufacture of four more day-attack Harriers to the new Harrier II Plus configuration in the FY 95 defense budget, raising the total to eight. The remanufacturing program will equip existing day-attack Harrier IIs with the APG-65 radar, night-attack avionics, increased-thrust engines, new fuselages, and other new systems. At two thirds the cost of all new aircraft, the Marines will receive remanufactured Harriers with expanded multi-mission capabilities - and with the same functional 6,000-hour service life as new aircraft. Current DoD plans call for the remanufacture of a total of 73 AV-8Bs in coming years. McDonnell Douglas has also begun to deliver Harrier II Plus aircraft to Italy. Spain will take delivery of its first Harrier II Plus in 1996.

AH-64 APACHE & OTHER HELICOPTERS

     McDonnell Douglas received an order in April from the U.S. Army for the production of 20 additional AH-64A combat helicopters - 10 for the Army's own requirements and 10 for the United Arab Emirates. Later in the year, two other Middle Eastern nations announced pending orders for a total of 28 Apaches. Taken together, these orders should sustain the Apache production line into 1997, when the U.S. Army plans to begin a large remanufacturing program for adding greater firepower and performance to its entire fleet of nearly 800 Apache helicopters. The fully modernized Apache, including advanced Longbow fire control radar, is able to detect and classify more than 250 targets within 30 seconds, and to engage its choice of targets from long distances and in virtually all weather conditions. By the end of 1994, six AH-64D Longbow Apache prototypes had completed more than 3,000 out of 3,500 planned flight test hours. The Longbow Apache program is on schedule to complete flight testing in 1995.

     In two European competitions, the Apache is vying with a French/German helicopter that is still under development. One is for an order for 30 armed helicopters from the Netherlands and the other is for more than 90 helicopters from the United Kingdom. The U.K. competition includes other helicopters in addition to the Apache and the French/German Tiger. Governments, in both cases, are expected to select a winner in 1995.

     MDC obtained certification in 1994 for the MD Explorer, a new twin-engine, eight-place helicopter, and made deliveries to its first two customers. The MD Explorer incorporates the company's exclusive NOTAR(R) system for anti-torque and directional control. McDonnell Douglas delivered 33 MD 500 series helicopters in 1994, up from 26 in 1993.

NEW R&D CONTRACTS

     The corporation's share of a declining government-funded R&D market increased substantially in 1994. McDonnell Douglas won a total of $840 million in government-funded R&D contracts in 1994 - up from $692 million in 1993, and $669 million in 1992 - even though government spending on defense- and aerospace-related R&D has been falling in recent years. The bulk of the corporation's R&D contract wins involve advanced research in high performance aircraft and missiles. In 1993 and 1994, McDonnell Douglas succeeded in winning 90% of the R&D competitions that it bid upon in that area.

     In its R&D activities, McDonnell Douglas is focusing both on advanced technologies and products and on advanced design and manufacturing processes that will lead to improved product affordability. Two important R&D contracts enable the company to apply best commercial practices to military products.

     Under these contracts, McDonnell Douglas is combining the use of new structures and materials with new manufacturing and tooling techniques to demonstrate the feasibility of achieving large reductions in cost and weight of military aircraft.

     McDonnell Douglas was one of several companies that won contracts in 1994 to proceed into concept development for the Joint Advanced Strike Technology (JAST) program. The program seeks to develop high technology, low cost fighter aircraft which would become operational about 2010.


                                                Annual Report Page 9
                                                (Photo Omitted)


       6                                         Annual Report Page 10

READY TO MOVE FORWARD
COMMERCIAL AIRCRAFT

     McDonnell Douglas continued to make a profit in commercial aircraft in 1994 - despite large declines in aircraft deliveries and revenues caused by depressed market conditions. And it continued to strengthen its underlying competitive position in preparing for the next upturn in the commercial aircraft market.

     The last big surge in commercial airline orders began in 1983 and extended through 1990. Since then, McDonnell Douglas and other commercial aircraft producers have been working mainly from the backlogs they accumulated in that period. Over the past two years, as backlogs have dwindled, production rates have plummeted. Based on a return to profitability by the world's airlines, there are encouraging signs that orders for new commercial aircraft could begin to pick up in 1995 - leading to a major upswing in production in the latter years of this decade.

     Through the downturn, MDC has successfully concentrated on three main goals:

     - driving down costs
     - improving quality
     - upgrading and improving product lines.

LOWER COSTS; HIGHER QUALITY

McDonnell Douglas has substantially reduced assembly times and costs - in the face of a steep decline in production rates. The corporation delivered only 17 MD-11 trijets in 1994, compared with 36 in 1993 and 42 in 1992. Even so, assembly hours per MD-11 were reduced by 21% in 1994 following a 35% reduction in 1993. Assembly hours per twin jet have also fallen, though less rapidly, even with the addition of the new MD-90 to the twin jet production line.


                                                Annual Report Page 11
                                                (Photo Omitted)


       7                                          Annual Report Page 12

     Reductions in cost have been achieved through an insistence upon increased quality and greater efficiency at all stages in the production process from procurement through assembly and delivery. By working closely with preferred suppliers, the company has cut the rejection rate of parts by 50% since 1992. That, in turn, has enabled McDonnell Douglas to cut lead times for many parts from weeks to days, which has led to reductions in both inventory and rework, and to further progress in shortening span times.

     In addition, by redesigning complicated assemblies and subassemblies for ease of manufacture and assembly, McDonnell Douglas is pursuing another high-powered method of reducing costs and improving quality. To cite one example: Through a redesign of MD-11 flap hinge fairings, which eliminated the need for more than 5,000 parts, an integrated product team succeeded in bringing about a 100 pound per aircraft weight reduction and a 700 hour reduction in assembly time. What's more, the new fairings have resulted in a 0.2% reduction in drag - another benefit that has been passed along to customers. During 1994, work teams at MDC took on a total of 30 projects of a similar nature, adding to the 17 started in 1993, when the redesign program was begun.

SATISFYING CUSTOMERS

     Several carriers initiated MD-11 service in 1994, including two of the world's most prestigious airlines - Japan Airlines and KLM Royal Dutch Airlines. By the end of 1994, a worldwide fleet of 129 MD-11s was in service with 20 airlines, serving more than 100 cities around the world. Carriers with fleets of five or more MD-11s include Alitalia, American Airlines, China Eastern, Delta Air Lines, FedEx, Garuda Indonesia, Japan Airlines, KLM, Korean Air, Swissair, and World Airways. The trijet has performed extremely well in service, with a dispatch reliability exceeding 98% through most of 1994. MDC continued to extend the range and payload of the MD-11 in 1994. With full passengers and baggage, newly delivered MD-11s have a non-stop range of about 7,000 nautical miles, compared with 6,500 for the first MD-11s delivered in late 1990 and early 1991.

     With 22 twin jet deliveries in 1994, a worldwide fleet of more than 1,100 MD-80s is in service with 56 operators. Airlines with fleets of more than 50 MD-80s include Alitalia, American, Continental, Delta, and SAS. At almost 99%, the dispatch reliability of the MD-80 is better than other medium-range, medium-sized jetliners.

     The relationship between McDonnell Douglas and Chinese airlines and
industry continued to grow.  During the year the last   MD-80 built in
Shanghai under a co-production agreement dating back to 1985 was delivered to China Northern Airlines. At about the same time, McDonnell Douglas and the People's Republic of China agreed to major amendments enlarging the scope of the so-called "Trunkliner" agreement first announced in 1992. The amendments provide for production of 20 MD-90s in the PRC and the direct sale of a mix of MD-80s and MD-90s to Chinese airlines from MDC's Long Beach, California, production line.

EXTENDING EXISTING PRODUCT LINES

     As in military aircraft and in other businesses, McDonnell Douglas is pursuing a strategy in commercial aircraft keyed to providing superior quality and enhanced capabilities at the best market price.

                                                Annual Report Page 13
                                                (Photo Omitted)


       9                                          Annual Report Page 14

     With the certification of the new MD-90 in 1994, the corporation is able to offer airlines an advanced yet affordable twin jet which meets the most stringent requirements in the coming decade for noise abatement and environmental cleanliness. The MD-90 - the quietest big airliner in the sky - features fuel efficient new engines, an all-digital cockpit, and a long list of improvements in aircraft systems aimed at reducing airline maintenance costs. MDC delivered the first MD-90 to Delta Air Lines in February 1995.

     McDonnell Douglas also took steps in 1994 to extend the MD-11 line by making a new extended range version of the trijet available to airlines, beginning in 1996. The MD-11ER will be able to provide non-stop service with higher payloads on the world's longest routes, while providing lower fuel and maintenance costs, reduced noise, and state-of-the-art navigation and communication systems.

     With the new MD-90 and the addition of an extended range MD-11, McDonnell Douglas expects to expand and grow within the two important segments of the overall commercial aircraft market that are now served by MDC products. The MD-80/90 programs hold a 34% share of world firm backlog in the medium-range, 150-seat market, competing against the Boeing 737-400, 737-800, and the Airbus A320. The MD-11 program holds a 24% market share in the long-range, 300-seat category, competing against the Boeing 777B and the Airbus A340. McDonnell Douglas has a 9% share of world firm backlog for large jetliners of all types.

. . .AND PREPARING TO LAUNCH A BRAND-NEW JETLINER

     In July 1994, McDonnell Douglas began to solicit airline orders for a proposed 100-seat airplane, to serve airline routes with light traffic or with frequent departures limiting the number of passengers on each flight. The proposed plane involves a new approach to development and production aimed at lowering costs, spreading risk, assuring early market access, and capitalizing on the increased globalization within the aerospace industry. In November 1994, MDC announced selection of a team of manufacturers, including leading aerospace companies in the U.S., Europe, and Asia. If the program goes ahead, a team of companies will produce the airplane with MDC acting as program manager responsible for design, systems integration, configuration, sales, flight test, delivery, and product support.

WORKING TOWARD ONE OVERRIDING OBJECTIVE

     Through all of its activities, McDonnell Douglas is working toward one overriding objective in commercial aircraft: to become the low-cost producer of the highest quality aircraft available to airlines. That underlies a continuing focus on finding new and innovative ways of reducing costs in company-owned facilities. It underlies an ongoing search for close relationships with highly valued suppliers. It underlies the use of integrated work teams in redesigning aircraft assemblies and the flow of work connected with those assemblies. And it underlies MDC's approach to bringing new products to market.

                                                Annual Report Page 15
                                                (Photo Omitted)




       10                                         Annual Report Page 16

READY TO MOVE FORWARD
MISSILES, SPACE AND ELECTRONIC SYSTEMS

     This segment had excellent earnings in 1994, with an operating return on sales of 14%. That reflects steady improvements in productivity and profit margins - sustained over several years - combined with strong individual products. At the same time, however, revenues were down by 27% from 1993 - reflecting reduced government spending in several areas and the lack of across-the-board strength in missiles, space, and electronics comparable to MDC's position in military aircraft.

                                   SPACE

      Both in the immediate future and the long term, McDonnell Douglas sees clear opportunities for expanding its space transportation business, based both on the outstanding success of the Delta II rocket and on MDC's leadership in developing advanced technologies critical to new generations of space-faring vehicles.

     With the Delta II, McDonnell Douglas makes the world's most reliable launch vehicle - and is a leader in medium class launch services (i.e. lifting payloads of about 4,000 pounds into geosynchronous transfer orbit). With three more successful launches in 1994, the Delta has had 49 consecutive successful launches, dating back to 1986, and 92 successes out of the past 93 launches. In April 1994, the corporation signed a contract valued in excess of $400 million with Motorola's Satellite Communications Division for eight Delta II launches carrying five IRIDIUM TM/SM telecommunications satellites each. The Iridium low-orbit satellite system will allow subscribers to use pocket-sized wireless telephones to communicate with virtually any other phone in the world. The contract with Motorola is the largest ever for MDC as a provider of commercial satellite launch services. At the end of 1994, the Delta II program had a backlog of 27 firm orders.


                                                Annual Report Page 17
                                                Photo Omitted


       11                                       Annual Report Page 18

     McDonnell Douglas is considering new investments aimed at broadening the launch vehicle product line - into both lighter and heavier payload categories. In December 1994, MDC reached a teaming agreement with Orbital Sciences Corp. - the leading small launch vehicle provider - to pursue NASA's Medium Light Expendable Launch Vehicle Services program. NASA is seeking to procure a new class of launch vehicles requiring less lifting power than the Delta II but more than the rockets now used to place small payloads into low-earth orbit. The program will support future Mars Surveyor and Discovery programs by boosting lightweight scientific vehicles into space.

     The corporation is also considering an upgraded and more powerful version of the Delta II - capable of putting payloads of 6,000-to-8,000 pounds into geosynchronous transfer orbit. That would enable the Delta to enter whole new markets, including the placement of multiple satellites into geosynchronous orbit in a single launch.

     During 1994, McDonnell Douglas continued with hardware development for the International Space Station Alpha program. As a major subcontractor, McDonnell Douglas is responsible for five integrated truss segments, four distributed systems, and other hardware and software packages.

     Looking further ahead, McDonnell Douglas is well positioned to compete for what could be the biggest next-generation program in space travel - the development of a replacement for the aging Space Shuttle fleet, which would provide greater access to space at a far more economic cost. While Space Shuttle is carried into space by expendable rockets, a next-generation replacement may involve reusable launch vehicles, which embody many of the characteristics of airplanes - self-powered vehicles capable of making frequent departures, without the vast supporting infrastructure required for each Shuttle flight.

     In November 1994, McDonnell Douglas and Boeing agreed to combine their expertise in competing for the design and development of a next-generation reusable launch vehicle, called the X-33, seen as a replacement for the Shuttle. MDC and Boeing submitted a Phase I concept proposal to NASA in February 1995. NASA is expected to select a single team or company in 1996 to design, manufacture and flight test the X-33. Other competitors are likely to include Rockwell and Lockheed.

     McDonnell Douglas is the only company in the world that has successfully demonstrated a reusable rocket. In a series of flight tests in 1993 and 1994, MDC's Delta Clipper Experimental - a true reusable rocket - demonstrated vertical takeoff and landing, subsonic maneuverability, and airplane-like supportability and maintainability. This program is now moving into a new stage. In 1994, MDC and NASA signed a series of cooperative agreements for integrating new materials and technologies in an upgraded vehicle, called DC-XA. Though it will not be designed to go into orbit, the DC-XA will reach altitudes of up to 9,000 feet and speeds of 250 miles per hour. It is expected to begin flights as early as mid-1996.

                              MISSILE SYSTEMS

     MDC's missiles business is built around core competencies in guidance and system integration, with two major product lines - Harpoon/SLAM missiles and the Tomahawk cruise missile. McDonnell Douglas achieved important breakthroughs in the first of those programs in 1994, while experiencing disappointment in the second. The corporation also won an important design contract which could lead to the establishment of a major new production program.

     McDonnell Douglas was disappointed when the U.S. Navy selected GM/Hughes over MDC as the single-source supplier of Tomahawk missiles for the years FY 94 to FY 98 and the development of the new Block IV Tomahawk. McDonnell Douglas now expects to deliver its 1,647th and last Tomahawk missile to the Navy in 1995.

     Meanwhile, MDC's Harpoon-derived Standoff Land Attack Missile (SLAM) has emerged as a major missile program for the future. In 1993 and again in 1994, the U.S. Navy and DoD provided qualified support for an upgraded or "Expanded Response" SLAM, known as SLAM ER, extending the missile's range by more than 50% and providing other large improvements in aerodynamics and striking power. In early 1995, following the cancellation of a joint Navy/Air Force program for developing a new land-attack missile, the U.S. Navy announced its choice of SLAM ER for replacing the new missile in the land-attack role.


       13                                         Annual Report Page 19

     In addition, McDonnell Douglas is now pursuing possible solutions to the continuing Air Force requirement for a precision, standoff missile.

     The U.S. Navy's choice of SLAM ER as a primary land-attack weapon strengthens MDC's position in the competition for the United Kingdom's Conventionally Armed Stand Off Missile (CASOM) program. McDonnell Douglas is entering a variant of SLAM ER in that competition in a proposal to be submitted in 1995. The U.K. government is expected to award a contract in 1996. The program is valued at over $1 billion.

     In the spring of 1994, McDonnell Douglas won one of two contracts from the U.S. Air Force to design guidance systems for transforming unguided bombs into highly accurate weapons. Under the Joint Direct Attack Munition
(JDAM) program, the Air Force is seeking to retrofit gravity bombs with missile-like fins and guidance systems. DoD plans to buy approximately 74,000 JDAMs under a production program expected to continue well into the next century with an estimated value of about $2 billion. In late 1995, the Air Force is scheduled to choose between McDonnell Douglas and its competitor, Martin Marietta, to proceed into full-scale engineering and manufacturing.

ELECTRONICS

     MDC's defense electronics systems business had its strongest financial performance in five years as a result of downsizing, restructuring, and good results from the remaining businesses.

     McDonnell Douglas delivered another 53 Mast Mounted Sights to the U.S. Army, National Guard, and Taiwan in 1994, bringing the total delivered to
420. The FY 95 U.S. defense budget includes funds for another 17 Sights. The Mast Mounted Sight is an electro-optical system which enables helicopter pilots or ships' crews to detect and designate targets, at night or day, or in inclement weather.

     Other MDC-developed Command, Control, Communication and Intelligence systems were delivered and successfully operated by U.S. or allied forces in regional conflicts in 1994. MDC combat and targeting systems proposals are being evaluated by the U.S. Navy and a number of allied governments.


       14                                         Annual Report Page 20

                       COMPLEMENTARY BUSINESSES

MCDONNELL DOUGLAS FINANCE CORPORATION (MDFC)

     Following three years of redirecting its business focus, MDFC achieved solid results in 1994. It continued to improve profitability in its core markets of aircraft and commercial equipment leasing. MDFC's improvement during 1994 was confirmed by upgrades from major debt rating agencies.

     In working with McDonnell Douglas commercial aircraft customers, MDFC provided both long-term and short-term bridge financing for aircraft leased or sold to Alitalia, Garuda, Indonesia, Japan Air Lines, ValuJet, and Varig. In addition, MDFC assisted in arranging another $1 billion in third-party financing for an additional 37 aircraft.

     MDFC's commercial leasing operation wrote $92 million in new leases in 1994 - more than double 1993's volume - and ended the year with a portfolio totaling $575 million. Included in the commercial portfolio are leases of commuter aircraft and other large equipment items.

     At year end, the entire MDFC portfolio totaled $1.8 billion, with McDonnell Douglas-built aircraft accounting for 63% of the total.

MCDONNELL DOUGLAS REALTY COMPANY (MDRC)

     MDRC manages a real estate portfolio totaling over four million square feet on behalf of McDonnell Douglas, and provides consulting services to various McDonnell Douglas units on the acquisition, disposal, or management of real estate. MDRC had increased earnings in 1994, principally from the sale of several properties in its commercial real estate portfolio. The operations of MDRC and MDFC were combined in mid 1994 in Long Beach, and it is anticipated that operating efficiencies resulting from this combination will produce cost improvement savings for both companies.

MCDONNELL DOUGLAS TECHNICAL SERVICES COMPANY (MDTSC)

     MDTSC, founded in 1989, continued its rapid growth in 1994. MDTSC's pool of experienced and skilled workers (including many former
McDonnell Douglas employees) provided more than $100 million of temporary professional services to McDonnell Douglas and commercial clients in 1994 - up from $68 million in 1993. MDTSC services employers' needs in three primary markets: engineering and manufacturing, information systems development, and aircraft maintenance.

MCDONNELL DOUGLAS TRAVEL COMPANY (MDTC)

     MDTC is a full service travel company that continues to serve both
MDC business travelers and outside commercial customers. Sales in 1994 were modestly lower than those of 1993. The largest single component of sales remains service to McDonnell Douglas customers.

                                                 (Photo and graphs omitted.)






       15                                         Annual Report Page 24

Management's Discussion and Analysis of Financial
Condition and Results of Operations
------------------------------------

   The following discussion should be read in conjunction with the consolidated financial statements and notes thereto beginning on page 33, which are incorporated herein by this reference. Narrative descriptions of MDC's principal products appear under the captions "Military Aircraft," "Commercial Aircraft and Missiles," "Space and Electronics" beginning at page 4 and "Selected Financial Data by Industry Segment" at page 32, which descriptions are also incorporated herein by this reference.


Overview

   MDC completed 1994 at a strong pace, achieving records for the year in net earnings and operating earnings. Highlights in 1994 included record revenues and operating earnings in the military aircraft segment, continued profitability in the commercial aircraft business in spite of reduced deliveries, and continued significant cash flow, as evidenced by further debt reduction and accumulation of cash. Cash flow from aerospace operations was slightly less than one billion dollars for 1994, prior to being reduced by a third quarter tax and interest payment of approximately $165 million related to prior years' tax audit and by $85 million that was used by MDC to purchase approximately 1.8 million shares of its common stock. Aerospace debt decreased $353 million during 1994 after decreasing $1.142 billion during 1993. The year-end 1994 aerospace debt level fell to $1.272 billion, the lowest in seven years. In addition, aerospace cash and cash equivalents increased to $408 million at December 31, 1994, compared with $15 million at the end of 1993. Earnings for 1994 were $5.05 per share, a 50% increase over 1993.


Results of Operations

   MDC revenues decreased 9% in 1994 to $13.176 billion, down from $14.487 billion in 1993 and $17.365 billion in 1992. The 1994 decrease resulted principally from reduced deliveries in the commercial aircraft segment and lower volume on the downsized Space Station and several missile and electronic systems programs. Revenues for the military aircraft segment were at a record level in 1994, a 14% increase over the 1993 level. The 1993 decrease from 1992 resulted principally from reduced deliveries in the commercial aircraft segment and lower volume in the F-15 program, and to a lesser extent from the winding down of the Advanced Cruise Missile program and reduced commercial space launches.

   In spite of the revenue decrease, MDC's 1994 earnings increased to $598 million. That compares with 1993 earnings of $396 million and 1992 earnings of $79 million, after excluding from 1992 a charge of $1.536 billion related to the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and a subsequent curtailment gain of $676 million related to the termination of certain postretirement health care benefits. MDC had a 1992 net loss of $781 million including these SFAS No. 106 items. Excluding curtailment gains, after-tax retiree health care costs associated with SFAS No. 106 were approximately $120 million higher in 1992 than in 1993 and 1994.

   Military aircraft segment operating earnings were at a record level in 1994, and 33% better than 1993 even after excluding from 1993 the $450 million C-17 charge. Earnings in the commercial aircraft segment were comparable in 1994 with 1993, and down from the 1992 level due to significant reductions in MD-80 deliveries. Earnings in the missiles, space and electronic systems segment were down from the record 1993 level, although the return on sales increased in 1994 from the 1993 level. Both 1994 and 1993 return on sales more than doubled the 1992 rate of return.

   Net earnings in 1993 and 1992 included gains from discontinued operations of $37 million and $57 million, respectively. Earnings in 1994 and 1993 included $21 million and $158 million, respectively, associated with successful resolution of issues with the IRS, partially offset in 1993 by $13 million resulting from an additional tax provision related to the Omnibus Budget Reconciliation Act. Earnings in 1993 also include a $43 million postretirement benefit curtailment gain.

   Neither the first quarter 1992 one-time charge for adoption of the accounting change for postretirement health care benefits nor the subsequent postretirement benefit curtailment gains impact the revenues or operating earnings of the business segments.


Military Aircraft

   Operating revenues in the military aircraft segment increased 14% in 1994 after a 5% decrease in 1993. The 1994 increase was primarily attributed to the F/A-18 and the C-17 programs. The 1993 decrease was largely due to reduced volume in the F-15 program, partially offset by increased revenue in the C-17 program.

















       17                                         Annual Report Page 25


   The military aircraft segment reported record operating earnings of $708 million in 1994. Improved earnings in the F/A-18 program and current production lots of the C-17 program, along with continued strong performance in most other major programs contributed to the record results in 1994. Operating earnings in this segment were $533 million in 1993 and $391 million in 1992, prior to being reduced by pre-tax loss provisions of $450 million in 1993 and $383 million in 1992 on the C-17 program. During 1994, MDC recognized cost growth in the development and initial production lots and at the same time reduced cost estimates associated with the 1993 C-17 omnibus settlement. Increased earnings recorded during 1994 in current production lots, however, resulted in net positive earnings for the C-17 program. A 1993 charge of $450 million reflected the estimated impact of the C-17 settlement with the DoD and other increases in the estimated remaining cost on the development and initial production contracts. Charges in 1992 reflected the estimated cost of strengthening the C-17 wing, which was damaged during stress tests in October 1992, and other cost growth in test, assembly and procurement. See Note 5, "Contracts in Process and Inventories," page 41. For additional information regarding Government claims and inquiries on the C-17 program, see also "Government Business Audits, Reviews and Investigations," page 30.

   While comparable in 1994 and 1993, pre-tax retiree health care costs in this segment were $82 million higher in 1992, prior to the elimination or reduction of company-paid health care for many current and future retirees.


Commercial Aircraft

   Operating revenues in the commercial aircraft segment decreased 34% in 1994 after a 28% decline in 1993. The decrease in 1994 and 1993 revenues was due to reduced aircraft deliveries. MDC delivered 22 MD-80 twin jets in 1994, as compared with 42 MD-80 twin jets (including eight under lease arrangements) in 1993, and 84 in 1992. MDC delivered 17 trijets in 1994, compared with 36 trijets (including three under lease arrangements) in 1993, and 42 in 1992. Current commercial aircraft production plans for 1995 anticipate MD-80/90 twin jet deliveries in the low 30s, with slightly higher deliveries of MD-80s compared to MD-90s. MD-11 trijet deliveries in 1995 are expected to be in the high teens. Based on current orders and scheduled delivery dates, MD-11 deliveries in the next few years will be lower than in 1995. MDC does and will continue to evaluate the production rate on the MD-11 line consistent with the rate of existing and new orders, and will reduce or increase the rate as appropriate.

   The commercial aircraft segment reported operating earnings of $47 million in 1994, comparable to the $40 million in 1993 and slightly less than half of the $102 million in 1992. Earnings from the support of commercial aircraft, sale of spare parts and related services were comparable in all three years. Similar to revenues, reductions from the 1992 level of earnings were the result of fewer MD-80 and MD-11 deliveries. The MD-11 program continues to operate at a loss after deducting period costs, although the loss in 1994 was lower than in 1993. MDC is accounting for the MD-11 program on a delivery basis using the program-average cost method. Under this method, certain production costs incurred during assembly of early MD-11 aircraft as well as tooling costs are being deferred and will be recognized on delivery of aircraft in future years based on a planned number of aircraft in the program. Production costs, combined with an allocation of tooling costs, on most of the aircraft delivered in 1994 and 1993 were less than program-average costs. Deferred costs in total on the MD-11 program decreased $132 million in 1994, after decreasing $175 million in 1993. The 1994 decrease occurred with less than half of the deliveries as compared to 1993. Program development costs and general and administrative costs are expensed as incurred as period costs. See Note 1, "Accounting Policies," page 38 and
Note 5, "Contracts in Process and Inventories," page 41.

   MDC periodically, and at least annually, reviews its assumptions as to the size of the MD-11 pool, the estimated period over which the units will be delivered and the estimated future costs and revenues associated with the program. As part of this analysis during 1994, the estimated total cost to complete the 301 aircraft in the pool reflected decreases related to subcontractor costs, such as the cost of the MD-11 fuselage currently being produced by a subcontractor but scheduled to be produced by MDC beginning in early 1996, and production and assembly costs, where MDC continues to improve efficiency in the production process from procurement through assembly and delivery. However, these decreases were offset by increased cost related to extending the period over which the 301 aircraft in the pool will be delivered. In the aggregate, these changes had an offsetting impact and as a result, there was no change in the costing percentage used by MDC on the MD-11 program.

   Reduced development costs contributed to the segment's continued profit-ability in both 1994 and 1993. Development expenditures decreased $27 million in 1994 after an $111 million decrease in 1993. The lower costs in 1994



       19                                              Annual Report Page 26

principally related to reduced spending on the MD-90 twin jet, which received certification in the 1994 fourth quarter, and the MD-11 trijet products. MD-90 development costs were reduced by $32 million in 1994, $27 million in 1993 and $5 million in 1992, received from risk sharing subcontractors. Operating earnings for the commercial aircraft segment included charges in 1994 related to several items associated with the twin jet program that more than offset the proceeds from the risk sharing customers. Operating earnings in 1993 included a $41 million pre-tax gain from the sale of McDonnell Douglas' 25% interest in Irish Aerospace, more than offset by charges of $61 million related to a commercial lease guarantee, a product enhancement associated with a commercial customer, and other items.

Missiles, Space and Electronic Systems

   Operating revenues in the missiles, space and electronic systems segment decreased 27% in 1994, after declining 19% in 1993 as compared with 1992. Decreased revenues in 1994 were attributable to lower volume on the downsized Space Station and several missile and electronic systems programs. Decreased revenues in 1993 were primarily as a result of the winding down of the Advanced Cruise Missile program, which was terminated by the customer in 1992, lower electronic systems' revenues as a result of reduced defense budgets on the Strategic Defense Initiative Organization (SDIO) and surveillance activity, and lower Delta and other space systems program activities.

   Operating earnings of the missiles, space and electronic systems segment were $262 million in 1994, down from record 1993 earnings of $338 million. Operating earnings for this segment were $191 million in 1992. Although earnings were lower in 1994, the return on sales increased in 1994 from the 1993 level. Both 1994 and 1993 return on sales more than doubled the 1992 return, due to the realization of lower costs in missile programs brought about by an MDC-wide organizational restructuring in the fourth quarter of 1992 and overall improved contract performance. The electronic systems programs' 1993 results included $70 million in pre-tax loss provisions recorded as a result of difficulties in several electronic systems programs. In addition, 1993 earnings included a $20 million bonus earned for achieving 100% launch success on a Delta Global Positioning Satellite contract for the Air Force. The electronic systems 1992 results included $38 million in pre-tax loss provisions on the Air Force Defense Support Program, a program terminated for convenience of the government during 1993. While comparable in 1994 and 1993, pre-tax retiree health care costs in this segment were $52 million higher in 1992, prior to the elimination or reduction of company-paid health care for many current and future retirees.

Financial Services and Other

   Operating revenues in the financial services and other segment increased to $326 million in 1994 compared with $287 million in 1993 and $352 million in 1992.

   Operating earnings of the segment were $50 million in 1994 as compared with $31 million in 1993 and $20 million in 1992. The 1994 operating earnings included a $20 million pre-tax gain from a sale of property by McDonnell Douglas Realty Company. Gains on sale and release of equipment, including aircraft, were $11 million in 1994 as compared with $24 million in 1993 and $37 million in 1992. Operating earnings of the financial services and other segment have been reduced by interest expense, an operating expense of that segment.


Interest Expense

   Interest expense related to aerospace segments was $141 million in 1994, down from $224 million in 1993, after excluding from 1994 the reversal of $10 million and from 1993 the reversal of $135 million of previously accrued Internal Revenue Service (IRS) settlement related interest expense.
Aerospace interest expense was $309 million in 1992. The interest expense decrease reflects lower debt levels in both years and reduced interest rates in 1993. See Note 10, "Income Taxes," page 44.

   Interest expense in the financial services and other segment decreased 6% in 1994 and 21% in 1993. The decreases are a result of significant reductions in both short-term and long-term average borrowings as business volume decreased and the segment sold assets to generate cash and improve liquidity.

   MDC settled certain accounting method and tax credit issues with the IRS in 1993 and 1994 in connection with the IRS' audit of the years 1986 through 1989. The resolution of these issues resulted in net earnings of $158 million in 1993, of which $83 million ($135 million pre-tax) related to reductions in accrued interest. Issues resolved in 1994 resulted in net earnings of $21 million, of which $6 million related to reductions in accrued interest. Upon substantial completion of the 1986-1989 audit in August 1994, MDC made a tax and interest payment to the IRS of approximately $165 million. See Note 10, "Income Taxes," page 44.

       21                                             Annual Report Page 27


Discontinued Operations

   Earnings from discontinued operations were $37 million in 1993 and $57 million in 1992. The 1993 discontinued operations represent the gain related to the sale of McDonnell Douglas Information Systems International (MDISI). Discontinued operations for 1992 include the gain related to the sale of TeleCheck Services, Inc. and the 1992 operations related to MDISI. See Note 2, "Discontinued Operations," page 40.


Liquidity

   As detailed in the following, MDC believes that it has sufficient sources of capital to meet anticipated needs.

   Debt and Credit Arrangements. MDC has in place a number of credit facilities with banks and other institutions. At December 31, 1994, MDC had a revolving credit agreement under which MDC could borrow up to $1.25 billion through July 1998. There were no amounts outstanding under the credit agreement at December 31, 1994.

   In August 1992, MDC commenced an offering of up to $550 million aggregate principal amount of its medium-term notes pursuant to a shelf registration filed with the SEC. As of December 31, 1994, $218 million of securities registered under the shelf registration remain unissued.

   MDC has an agreement with a financial institution to sell a participation interest in a designated pool of government and commercial receivables, with limited recourse, in amounts up to $300 million. Under the agreement, participation interests in new receivables are sold as previously sold amounts are collected. The participation interests are sold at a discount which is included in general and administrative expenses in the consolidated statement of operations. MDC acts as an agent for the purchaser by performing record keeping and collection functions. At December 31, 1994, accounts receivable are net of $35 million representing receivable interests sold. See Note 3, "Accounts Receivable," page 40.

   During 1994, rating agencies raised and/or affirmed their ratings of MDC and McDonnell Douglas Finance Corporation (MDFC) debt. Moody's Investors Service Inc. (Moody's) raised its ratings of MDC's senior debt to Baa-3 from Ba-2, and upgraded the short-term debt rating for commercial paper to Prime-3 from Not Prime. Moody's also raised ratings on MDFC's senior debt to Baa-3 from Ba-1 and MDFC's subordinated debt to Ba-2 from Ba-3. Standard and Poor's raised its rating on the commercial paper of MDC and MDFC to A-2 from A-3. Standard and Poor's also affirmed MDC's and MDFC's senior long-term debt credit rating at BBB, MDFC's subordinated debt credit rating at BBB-, and MDFC's medium-term notes credit rating at BBB. Duff & Phelps Credit Rating Company raised its rating of MDC's senior debt to BBB from BBB-. MDFC's previous ratings of BBB and BBB- on its senior unsecured debt and subordinated debt, respectively, were unchanged by this action.

   Shareholder Initiatives. On October 28, 1994, MDC's Board of Directors authorized an increase in the quarterly dividend, a three for one stock split, and a stock repurchase plan. The quarterly dividend was increased from 12 cents per share to 20 cents per share payable on January 3, 1995, to shareholders of record on December 2, 1994. The stock split was implemented by a stock dividend of two shares for each share outstanding to shareholders of record on December 2, 1994, distributable on January 3, 1995. The stock repurchase plan authorizes MDC to purchase up to 18 million shares, or about 15 percent of MDC's common stock. Although funds are available under existing credit agreements, MDC intends to use excess cash flow to finance the stock repurchase program and does not expect the program to affect negatively MDC's ability to fund capital spending, research and development, or acquisitions. The Board of Directors also amended MDC's stock rights plan by adjusting the purchase price of each right to $125 and extending the term of the plan to December 31, 2004.

   C-17 Settlement. During January 1994, MDC reached a settlement with the DoD which covered a range of issues related to the C-17 military aircraft program. During the third quarter of 1994, the C-17 settlement was given Congressional approval as provided for in the FY 95 defense authorization and appropriations bills. MDC and the Air Force executed modifications to implement the settlement in February 1995. The settlement is not expected to have any significant adverse cash impact and is expected to have a positive cash impact during the first quarter of 1995.

   Commercial Aircraft Financing. Difficulties in the commercial airline industry may continue to result in airlines not taking deliveries of aircraft, requesting changes in delivery schedules, or defaulting on contracts for firm orders. Aircraft delivery delays or defaults by commercial aircraft customers not anticipated by MDC could have a negative short-term impact on cash flow. During recent years, several airlines filed for protection under the Federal Bankruptcy Code or became delinquent on their obligations for commercial aircraft. As indicated in Note 17, Commitments and Contingencies, page 51, MDC also has outstanding guarantees of $387 million related to the marketing of commercial aircraft. MDC does not anticipate that the existence of such guarantees will have a material adverse effect upon its cash flow or financial position.


       23                                              Annual Report Page 28

   MDC has also made offers totaling $649 million to lease aircraft scheduled for delivery during 1995 to 1998. Although earnings, cash flows, and financial position could be adversely impacted, MDC does not anticipate that the existence of such lease offers will have a material adverse effect on earnings, cash flow or financial position. See also Note 4, "Finance Receivables and Property on Lease," page 40, for additional details regarding concentration of credit risk.

   MDC's outstanding guarantees include approximately $125 million related to MD-11s operated by a foreign carrier. During March 1994, this carrier notified its aircraft lenders and lessors that it was temporarily suspending payments pending a restructuring of its financial obligations, and requested a "standstill" agreement to protect itself from default remedies for sixty days. MDC has made and will continue through the first half of 1995 to make lease payments on behalf of the carrier. These payments are not expected to have a significant adverse effect on MDC's earnings, cash flow or financial position. MDC and the carrier have tentatively negotiated a repayment schedule calling for payments to begin later in 1995.

   During October 1994, Trans World Airlines, Inc. (TWA), MDC's largest aircraft leasing customer, proposed a restructuring plan relating to its indebtedness and leasehold obligations to its creditors. As part of its overall plan, TWA requested MDC to defer six months of lease and other payments. TWA and MDC have reached agreement in principle to defer payments for a period of six months. Under the proposed agreement, deferred amounts will be repaid to MDC over a two year period beginning in April 1995. While the ultimate outcome of the proposed restructuring plan is dependent upon factors beyond the control of MDC, it is not expected to be materially adverse to MDC.

   Capital Expenditures. MDC's capital expenditures were $112 million in 1994, $64 million in 1993, and $217 million in 1992. At December 31, 1994, MDC was not committed to the purchase of a significant amount of property, plant and equipment. Capital expenditures are expected to increase in 1995, but still remain lower than the 1992 level.

   Asset Sales. In 1993, MDC closed the sale of its Visual Simulation Systems (VSS) business unit and the sale of its remaining information technology business, MDISI.

   Operations. Employment levels were reduced 6% during 1994 to 65,760 as a result of continued consolidation and streamlining of MDC's government aerospace companies, and reduced production on several major programs.

   Financial Services. Financial Services debt on December 31, 1994, was approximately $1.3 billion, down from approximately $1.6 billion at December 31, 1993. McDonnell Douglas Financial Services Corporation (MDFS), through its MDFC subsidiary, has traditionally obtained cash from operating activities, placements of debt, issuances of commercial paper and the normal run-off of its portfolio to fund its operations. In June 1993, MDFC commenced an offering of up to $250 million of its General Term Notes and subsequently commenced offerings of up to an aggregate of $399 million of its medium-term notes. As of December 31, 1994, approximately $91 million associated with the June 1993 offering and $310 million associated with the medium-term notes offerings had been sold.

   MDFC has also used, and in the future anticipates using, cash provided by operations, commercial paper borrowings, borrowings under bank credit lines and unsecured term borrowings as its primary sources of funding. MDFC anticipates using proceeds from the issuance of additional public debt to fund future growth.


Business and Market Considerations

General

   MDC is a major participant in both the defense and commercial aerospace industries. MDC has a wide range of programs in production and development, and is the world's leading producer of military aircraft. MDC is one of the largest U.S. defense contractors and NASA prime contractors based on prime contracts awarded. MDC is one of the three principal manufacturers of large commercial transport aircraft outside the former Soviet Union. Programs and products comprising most of MDC's business volume are of a highly technical nature, comparatively few in number, high in unit cost, and have traditionally enjoyed relatively long production lives.

   MDC's aerospace segments compete in an industry composed of a few major competitors and a limited number of customers. The number of competitors in the military segment of the business has decreased over the past few years due to consolidations brought about by reduced defense spending. However, competition remains significant both in military and commercial programs.

   The trend of reduced defense spending and reduced commercial aircraft orders has resulted in the downsizing of MDC over the last several years. MDC has reduced its capital expenditures from $396 million in 1990 to $112 million in 1994 and total employment from 132,960 at June 30, 1990 to 65,760 at December 31, 1994.

       25                                           Annual Report Page 29

    Downsizing has had and continues to have a negative impact on the utilization of MDC's facilities and capacity, and on labor costs due to inefficiencies caused by the reassignment of workers as a result of layoffs. During 1992, MDC consolidated its six government aerospace companies into one division and since then has closed several of its manufacturing facilities to streamline operations and create greater efficiencies. MDC also communicated its strategy to concentrate on its principal aerospace businesses, and as a
result sold non-core business assets to implement this strategy.   As a
result of this strategy, MDC: sold TeleCheck in July 1992; signed a 10-year outsourcing agreement with, transferred 1,400 employees to, and sold its data processing assets to Integrated Systems Solutions Corp. in December 1992; completed the sale of its VSS business in January 1993; and in March 1993 sold its remaining information technology business, MDISI, to a group of investors in the United Kingdom. See also Note 2, "Discontinued Operations," page 40, and Note 7, "Outsourcing of Information Technology Operations," page 43.


Military Aerospace Business

   MDC's most significant customer in the military aircraft and missiles, space and electronic systems segments is the U.S. Government. Certain foreign governments also purchase a significant share of MDC's aerospace products. Companies engaged in supplying military and space equipment to the U.S. Government are subject to risks in addition to those found in commercial business. These additional risks include dependence on Congressional appropriations and annual administrative allotment of funds, general reductions in the U.S. and worldwide defense budgets, and changes in Government policies, including weapons export policies. In addition, at times MDC invests funds in programs that are both competitive and still in the pre-development stage yet may never result in production. Moreover, the costs of maintaining adequate research and development as well as manufacturing capabilities are substantial.

   The U.S. Government may terminate its contracts (i) for its convenience whenever it believes that such termination would be in the best interest of the Government or (ii) for default. Under contracts terminated for the convenience of the Government, a contractor is generally entitled to receive payments for its contract cost and the proportionate share of its fee or earnings for the work done, subject to the availability of funding. The U.S. Government may terminate a contract for default if the contractor materially breaches the contract.

   Defense spending by the U.S. Government, which has declined in recent years, is expected to be relatively flat during 1995 based upon the FY 95 defense budget. In an era of shrinking defense budgets, military customers are more constrained in their ability to support new development programs. Declines in new development programs can have a negative impact on defense contractors. Additionally, the loss of a major program or a major reduction or stretch-out in one or more programs could have a material adverse impact on MDC's future revenues, earnings and cash flow. However, any such impact could be mitigated by foreign sales and by programs to upgrade existing products. Certain foreign sales may require some portion of the production to be completed in the purchasing country. MDC is well positioned in this declining defense era. As the largest producer of military aircraft, the extension of existing programs can have favorable competitive results. In light of the uncertainty regarding the changes in defense spending, reported financial information may not be indicative of MDC's future operating results. Production contracts awarded under the FY 95 budget will generally continue through 1997.


Commercial Aircraft Business

   MDC is currently engaged in production of the MD-80 and MD-90 twin jets and MD-11 trijet commercial aircraft, and support of commercial aircraft, spare parts and related services. The commercial aircraft business is market sensitive, which causes disruptions in production and procurement and attendant costs, and requires large investments to develop new derivatives of existing aircraft or new aircraft.

   Due to increasing air travel, particularly in the Asia/Pacific region, an aging fleet, stricter noise and pollution standards and the desire to assure delivery positions in production lines that were near capacity, a large number of commercial transport aircraft were ordered during 1988 through 1990. Since then, as airlines dealt with falling profits, orders for all types of aircraft have dramatically declined. Difficulties in the commercial aircraft industry have resulted and may continue to result in airlines not taking deliveries of aircraft, requesting changes in delivery schedules, defaulting on contracts for firm orders, or not exercising options or reserves. These difficulties could have a negative short-term impact on cash flows; the impact could be mitigated by MDC's retention of progress payments on firm orders. See also "Backlog," page 31, for a discussion of certain risks related to commercial aircraft customers and "Commercial Aircraft," page 25, for a discussion of the status of commercial aircraft orders.

   In July 1994, MDC began to solicit airline orders for a new 100-seat, medium range twin jet, called the MD-95, proposed to serve airline needs on routes with relatively light traffic or


       27                                            Annual Report Page 30

where demand for frequent departures limits the number of passengers on each flight. The proposed plane will involve a team of companies to produce the plane, and thus share the risks, with MDC acting as the program manager responsible for systems integration, configuration, sales, and product support. Formal launch of the MD-95 is subject to meeting certain launch criteria, including receipt of sufficient orders from airline and leasing company customers.

   Over the past few years, MDC has explored the feasibility of strategic alliances with organizations around the world. A variation of this strategy is the utilization of risk-sharing subcontractors, similar to that proposed on the MD-95 discussed above.

Government Business Audits, Reviews and Investigations

   MDC, as a large defense contractor, is subject to many audits, reviews and investigations by the U.S. Government of its negotiation and performance of, accounting for, and general practices relating to Government contracts. An indictment of a contractor may result in suspension from eligibility for award of any new government contract, and a guilty plea or conviction may result in debarment from eligibility for awards. The Government may, in certain cases, also terminate existing contracts, recover damages, and impose other sanctions and penalties. Based upon presently known facts, MDC believes that it has not engaged in any criminal misconduct with respect to any of these matters currently known to be under investigation and that the ultimate resolution of these investigations will not have a material adverse effect on MDC's financial position.

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

   In January 1993, the DoD Inspector General (IG) completed an inquiry into an allegation of favoritism and advantageous treatment accorded MDC by the DoD in connection with the C-17 Globemaster III program. The IG's report questioned contracting actions and payments by the U.S. Air Force and related information provided by the U.S. Air Force and MDC personnel. MDC believes that it properly reported and disclosed information relative to the C-17 contract and that it properly submitted bills to and was paid by the U.S. Air Force in accordance with DoD rules then in effect for work performed. In April 1993, the Air Force issued an extensive report responding to the allegations made by the IG. Although the Air Force report reflected the difference between the parties concerning the segregation and payment of certain C-17 engineering costs, the report concluded that there was no illegal or improper plan or actions taken to provide payments to MDC and that the integrity of the acquisition system had not been compromised. In a November 1993 reply, the IG reasserted his conclusion that there had been an Air Force plan to assist MDC that exceeded the limits of what was permissible.

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

   The settlement covered many issues open as of the date of the settlement, including the allocation of sustaining engineering costs to the development and production contracts, the sharing of flight test costs over a previous level, and the resolution of claims and of performance/specification issues. Terms of the settlement also stipulated that MDC will expend funds in an effort to achieve product and systems improvements. During 1994, the C-17 settlement was given Congressional approval in the FY 95 defense authorization and appropriations bills. MDC and the Air Force executed contract modifications to implement the settlement in February 1995. See also Note 5, "Contracts in Process and Inventories," page 41.

   In 1991, MDC and General Dynamics Corporation (GD) filed a legal action to contest the Navy's termination for default on the A-12 contract. See Note 5, "Contracts in Process and Inventories," page 41. The Navy has agreed to continue to defer repayment of $1.334 billion alleged to be due with interest from January 7, 1991, from MDC and GD as a result of the termination for default of the A-12 program. The agreement provides that it remains in force until the dispute as to the type of termination is resolved by the pending litigation in the U.S. Court of Federal Claims or negotiated settlement, subject to review by the U.S. Government annually







       29                                           Annual Report Page 31

on December 1, to determine if there has been a substantial change in the financial condition of either MDC or GD such that deferment is no longer in the best interest of the Government. On December 9, 1994, the U.S. Court of Federal Claims ordered the January 7, 1991 decision terminating the contract for default vacated because that decision was not properly made. A trial of all remaining issues related to the termination is scheduled to commence in late 1995.

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


Environmental Expenditures

   MDC believes that expenditures which may be required to comply with federal, state, and local provisions regulating the discharge of materials into the environment or otherwise relating to the environment will not be material in relation to the financial position of MDC. Compliance with such regulations has not had a material effect on earnings, cash flow or the financial position of MDC; however, the costs of complying with environmental regulations is increasing.

   MDC is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, or similar state statutes. MDC has been identified as a potentially responsible party (PRP) at 29 sites. Of these, MDC believes that it has de minimis liability at 19 sites, including 14 sites at which it believes that it has no future liability. At eight of the sites at which MDC's liability is not considered to be de minimis, either final or interim cost sharing agreements have been effected between the cooperating PRPs, although such agreements do not fix the amount of cleanup costs which the parties will bear. At the two remaining sites, MDC lacks sufficient information to determine its probable share or amount of liability. In addition, MDC is remediating, or has begun environmental engineering studies to determine cleanup requirements, at certain of its current operating sites or former sites of industrial activity.

   MDC estimates total reasonably possible costs of approximately $42 million for study and remediation expenditures at Superfund sites and for MDC's current and former operating sites, of which $27 million is accrued at December 31, 1994. Claims for recovery have not been netted against the disclosed environmental liabilities. While ongoing litigation may eventually result in recovery of costs expended at certain of the waste sites, any gain is contingent upon a successful outcome and has not been accrued.

   MDC believes any amounts paid in excess of the accrued liability will not have a material effect on its financial position, results of operations, liquidity or cash flow.


Union Negotiations

   MDC has union contracts with the United Aerospace Workers in Long Beach, California and various other locations which expire in the second quarter of 1995, and with the International Association of Machinists and Aerospace Workers in Huntington Beach, Long Beach, and Torrance, California and various other unions which expire in the fourth quarter of 1995. New contract negotiations are underway.


Backlog

   Several risk factors should be considered in evaluating MDC's firm backlog for commercial customers. Approximately 64% of the firm backlog for commercial aircraft is scheduled for delivery after 1995. Difficulties in the commercial airline industry could result in less than currently anticipated airline equipment requirements resulting in requests to negotiate rescheduling, or defaults by customers, of firm orders. Also, approximately 19% of the commercial aircraft backlog represents orders from leasing companies which may be at risk if not supported by firm contracts between
such leasing companies and airlines.   Orders from customers which have filed
for bankruptcy, and purchase options and announced orders for which definitive contracts have not been executed are excluded from firm backlog. See also "Firm Backlog," page 32.


Inflation

   The effects of inflation have not been significant to MDC because inflation rates have been relatively low. Contracts for both government and commercial products generally either include estimates of inflation or adjust for inflation's effect.


       31                                             Annual Report Page 32

                SELECTED FINANCAL DATA BY INDUSTRY SEGMENT

   MDC's aerospace segments include military aircraft, commercial aircraft, and missiles, space and electronic systems. The military aircraft segment's products include the design, development and production of attack and fighter aircraft, military and commercial helicopters, military transport aircraft, training systems, spare parts and related services.
The attack and fighter aircraft cover a full spectrum of missions (air superiority, all weather and night attack, close air-support, reconnaissance, etc.) and include land-based and aircraft carrier-based aircraft as well as the latest in vertical-takeoff-and-landing technologies. The commercial aircraft segment's products include commercial aircraft, spare parts and related services. The missiles, space and electronic systems segment's products include advanced studies and development and production of tactical missiles, satellite launching vehicles, space station design and development, space shuttle payload integration, lasers, ballistic missile defense systems, and defense electronic components and systems.

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

                                              (Millions of dollars)
   Years Ended December 31                1994         1993        1992
                                       ---------   ---------   ---------
   Revenues

   Military aircraft                    $ 7,804     $ 6,852     $ 7,238
   Commercial aircraft                    3,155       4,760       6,595
   Missiles, space and electronic
     systems                              1,877       2,575       3,169
   Financial services and other             326         287         352
                                       ---------   ---------   ---------
     Operating revenues                  13,162      14,474      17,354
   Non-operating income                      14          13          11
                                       ---------   ---------   ---------
                                        $13,176     $14,487     $17,365
                                       =========   =========   =========

   Years Ended December 31                1994         1993        1992
                                       ---------   ---------   ---------
   Earnings

   Military aircraft                    $   708     $    83      $    8
   Commercial aircraft                       47          40         102
   Missiles, space and electronic
     systems                                262         338         191
   Financial services and other              50          31          20
                                       ---------   ---------   ---------
     Operating earnings from
        continuing operations             1,067         492         321
   Non-operating items - net                 (3)         (5)         (4)
   Discontinued operations                    -          37          57
   General corporate expenses               (13)         (9)        (12)
   Postretirement benefit curtailment         -          70       1,090
   Interest expense                        (131)        (89)       (309)
   Income taxes                            (322)       (100)       (388)
   Cumulative effect of accounting
     change                                   -           -      (1,536)
                                       ---------   ---------   ---------
                                        $   598     $   396     $  (781)
                                       =========   =========   =========

   December 31                            1994        1993        1992
                                       ---------   ---------   ---------
   Firm Backlog (Unaudited)*

   Military aircraft                    $ 8,340     $ 7,997     $ 7,619
   Commercial aircraft                    7,544       9,172      13,364
   Missiles, space and electronic
     systems                              1,619       2,210       3,069
                                       ---------   ---------   ---------
                                        $17,503     $19,379     $24,052
                                       =========   =========   =========

* Amounts as of December 31.

   December 31                            1994        1993        1992
                                       ---------   ---------   ---------
   Assets*

   Military aircraft                    $ 3,860     $ 3,715     $ 3,960
   Commercial aircraft                    4,559       4,561       5,850
   Missiles, space and electronic
     systems                              1,175       1,330       1,524
   Financial services and other           2,160       2,340       2,222
                                       ---------   ---------   ---------
     Continuing operations               11,754      11,946      13,556
   Corporate                                462          80         133
   Discontinued operations                    -           -          92
                                       ---------   ---------   ---------
                                        $12,216     $12,026     $13,781
                                       =========   =========   =========

   Years Ended December 31                1994        1993        1992
                                       ---------   ---------   ---------
   Property, Plant and Equipment
     Acquired

   Military aircraft                    $    88     $    23      $   70
   Commercial aircraft                       17           1          29
   Missiles, space and electronic
     systems                                  4          38         116
   Financial services and other               2           -           2
                                       ---------   ---------   ---------
     Continuing operations                  111          62         217
   Corporate                                  1           2           -
                                       ---------   ---------   ---------
                                        $   112     $    64     $   217
                                       =========   =========   =========

   Years Ended December 31                1994         1993        1992
                                       ---------   ---------   ---------
   Depreciation and Amortization

   Military aircraft                    $   123     $   149      $  191
   Commercial aircraft                       53          70          89
   Missiles, space and electronic
     systems                                 43          48         102
   Financial services and other              55          49          71
                                       ---------   ---------   ---------
     Continuing operations                  274         316         453
   Corporate                                  5           7          12
                                       ---------   ---------   ---------
                                        $   279     $   323     $   465
                                       =========   =========   =========

* Amounts as of December 31.







       34                                             Annual Report Page 33

                   CONSOLIDATED STATEMENT OF OPERATIONS
                 (Millions of dollars, except share data)


Years Ended December 31                      1994      1993      1992
                                           --------  --------  --------
Revenues                                   $13,176   $14,487   $17,365
Costs and expenses:
  Cost of products, services and rentals    11,026    12,822    15,567
  General and administrative expenses          684       720       825
  Research and development                     297       341       509
  Postretirement benefit curtailment             -       (70)   (1,090)
  Interest expense:
    Aerospace segments                         131        89       309
    Financial services and other segment       118       126       159
                                           --------  --------  --------
    Total Costs and Expenses                12,256    14,028    16,279
                                           --------  --------  --------
    Earnings From Continuing Operations
      Before Income Taxes And Cumulative
      Effect Of Accounting Change              920       459     1,086

Income taxes                                   322       100       388
                                           --------  --------  --------
    Earnings From Continuing Operations
      Before Cumulative Effect Of
      Accounting Change                        598       359       698

Discontinued operations, net of income
  taxes                                          -        37        57
                                           --------  --------  --------
    Earnings Before Cumulative Effect
      Of Accounting Change                     598       396       755

Cumulative effect of initial application
  of new accounting standard for
  postretirement benefits                        -         -    (1,536)
                                           --------  --------  --------
    Net Earnings (Loss)                    $   598   $   396   $  (781)
                                           ========  ========  ========
Earnings (Loss) Per Share:
  Continuing operations                    $  5.05   $  3.06   $  5.99
  Discontinued operations                        -       .31       .49
  Cumulative effect of accounting change         -         -    (13.18)
                                           --------  --------  --------
                                           $  5.05   $  3.37   $( 6.70)
                                           ========  ========  ========
Dividends Declared Per Share               $   .55   $   .47   $   .47
                                           ========  ========  ========

The accompanying notes are an integral part of the consolidated financial statements.






       35                                           Annual Report Page 34

BALANCE SHEET
(Millions of dollars and shares)
                                           McDonnell Douglas Corporation
                                           and Consolidated Subsidiaries
                                           -----------------------------
December 31                                         1994         1993
                                                 ---------    ---------
Assets
  Cash and cash equivalents                      $    421     $     86
  Accounts receivable                                 772          555
  Finance receivables and property on lease         2,087        2,357
  Contracts in process and inventories              5,806        5,774
  Property, plant and equipment                     1,597        1,750
  Investment in Financial Services                      -            -
  Other assets                                      1,533        1,504
                                                 ---------    ---------
Total Assets                                     $ 12,216     $ 12,026
                                                 =========    =========
Liabilities And Shareholders' Equity
Liabilities:
  Accounts payable and accrued expenses          $  2,485     $  2,190
  Accrued retiree benefits                          1,298        1,388
  Income taxes                                        723          574
  Advances and billings in excess of related
    costs                                           1,200        1,251
  Notes payable and long-term debt:
    Aerospace segments                              1,272        1,625
    Financial services and other segment            1,297        1,513
                                                 ---------    ---------
                                                    8,275        8,541

Minority Interest                                      69           72

Shareholders' Equity:
  Preferred Stock - none issued
  Common Stock - issued and outstanding:
    1994, 116.7 shares; 1993, 118.0 shares            117          118
  Additional capital                                  191          256
  Retained earnings                                 3,576        3,043
  Translation of foreign currency statements            -           (4)
  Unearned compensation                               (12)           -
                                                 ---------    ---------
                                                    3,872        3,413
                                                 ---------    ---------
Total Liabilities and Shareholders' Equity       $ 12,216     $ 12,026
                                                 =========    =========


The accompanying notes are an integral part of the financial statements.









       36                                           Annual Report Page 35



       MDC Aerospace                Financial Services
  ----------------------          ----------------------
     1994         1993               1994         1993
  ---------    ---------          ---------    ---------

  $    408     $     15           $     13     $     71
       916          616                  1            2
       152          334              1,935        2,023
     5,806        5,774                  -            -
     1,441        1,584                156          166
       313          290                  -            -
     1,420        1,360                113          144
  ---------    ---------          ---------    ---------
  $ 10,456     $  9,973           $  2,218     $  2,406
  =========    =========          =========    =========


  $  2,382     $  2,094           $    248     $    134
     1,298        1,388                  -            -
       424          265                299          309

     1,162        1,221                 38           30

     1,249        1,520                 23          105
         -            -              1,297        1,538
  ---------    ---------          ---------    ---------
     6,515        6,488              1,905        2,116

        69           72                  -            -




       117          118                  -            -
       191          256                238          238
     3,576        3,043                 75           56
         -           (4)                 -           (4)
       (12)           -                  -            -
  ---------    ---------          ---------    ---------
     3,872        3,413                313          290
  ---------    ---------          ---------    ---------
  $ 10,456     $  9,973           $  2,218     $  2,406
  =========    =========          =========    =========


As used on this page, "MDC Aerospace" means the basis of consolidation as described in Note 1 to the financial statements; "Financial Services" means McDonnell Douglas Financial Services Corporation and all of its affiliates and associated companies and McDonnell Douglas Realty Company. Transactions between MDC Aerospace and Financial Services have been eliminated from the "McDonnell Douglas Corporation and Consolidated Subsidiaries" columns.





       37                                           Annual Report Page 36




              CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                           (Millions of dollars)


Years Ended December 31                        1994      1993      1992
                                             --------  --------  --------
Common Stock
  Beginning balance                          $   118   $   118   $   116
  Shares purchased                                (2)        -         -
  Employee stock awards and options                1         -         -
  Shares issued to employee savings plans          -         -         2
                                             -------   -------    ------
                                                 117       118       118
Additional Capital
  Beginning balance                              256       248       209
  Shares purchased                               (90)        -         -
  Employee stock awards and options               25         6         2
  Shares issued to employee savings plans          -         2        37
                                             -------   -------   -------
                                                 191       256       248
Retained Earnings
  Beginning balance                            3,043     2,702     3,538
  Net earnings (loss)                            598       396      (781)
  Dividends declared                             (65)      (55)      (55)
                                             -------   -------    ------
                                               3,576     3,043     2,702

Translation Of Foreign Currency Statements         -        (4)      (10)

Unearned Compensation
  Beginning balance                                -       (36)        -
  Prepayment of future employee benefits           -         -       (50)
  ESOP shares allocated to employees               -        36        14
  Unamortized restricted stock compensation      (17)        -         -
  Compensation amortized                           5         -         -
                                             -------   -------   -------
                                                 (12)        -       (36)
                                             -------   -------   -------
Shareholders' Equity                         $ 3,872   $ 3,413   $ 3,022
                                             =======   =======   =======



The accompanying notes are an integral part of the consolidated financial statements.










       38                                            Annual Report Page 37



                   CONSOLIDATED STATEMENT OF CASH FLOWS
                           (Millions of dollars)


Years Ended December 31                          1994      1993      1992
                                               --------  --------  --------
Operating Activities
  Earnings from continuing operations before
    cumulative effect of accounting change     $  598    $  359    $  698
  Adjustments to reconcile earnings from
    continuing operations before cumulative
    effect of accounting change to net cash
    provided (used) by operating activities:
      Depreciation of property, plant and
        equipment                                 213       258       353
      Depreciation of rental equipment             51        50        58
      Amortization of intangible and other
        assets                                     15        15        54
      Gain on sale of assets                      (26)      (44)        -
      Pension income                             (132)     (138)     (107)
      Postretirement benefit curtailment            -       (70)   (1,090)
      Non-cash retiree health care costs            7        20       133
      Change in operating assets and
        liabilities:
          Accounts receivable                    (217)       40        97
          Finance receivables and property on
            lease                                 133      (521)     (316)
          Contracts in process and inventories    (32)    1,445        43
          Accounts payable and accrued expenses   278      (822)      (22)
          Income taxes                            149        (5)      217
          Advances and billings in excess of
            related costs                         (51)     (112)     (703)
      Discontinued operations                       -         -        (2)
                                              --------   -------   ------
        Net Cash Provided (Used) By
          Operating Activities                    986       475      (587)

Investing Activities
  Property, plant and equipment acquired         (112)      (64)     (217)
  Finance receivables and property on lease        84       414       529
  Proceeds from sale of discontinued businesses     -       181        70
  Proceeds from sale of assets                     24        32       173
  Other, including discontinued operations         62        11       (51)
                                              -------   -------   -------
        Net Cash Provided By Investing
          Activities                               58       574       504

Years Ended December 31                         1994      1993      1992
  (Continued)                                 --------  --------  --------

Financing Activities
  Net change in borrowings (maturities
    90 days or less)                               50      (830)      574
  Debt having maturities more than 90 days:
    New borrowings                                450       681     1,461
    Repayments                                 (1,069)     (954)   (2,009)
  Minority interest                                (3)       72         -
  Payments from (to) ESOP - net                     -        36       (36)
  Proceeds of stock options exercised               3         5         -
  Common shares purchased                         (85)        -         -
  Dividends paid                                  (55)      (55)      (54)
                                              -------   -------   -------
        Net Cash Used By Financing
          Activities                             (709)   (1,045)      (64)
                                              -------   -------   -------
        Increase (Decrease) In Cash And
          Cash Equivalents                        335         4      (147)
Cash and cash equivalents at
  beginning of year                                86        82       229
                                              -------   -------   -------
Cash and cash equivalents at end
  of year                                     $   421   $    86   $    82
                                              =======   =======   =======



The accompanying notes are an integral part of the consolidated financial statements.

       40                                           Annual Report Page 38

                       McDonnell Douglas Corporation
                Notes To Consolidated Financial Statements
                             December 31, 1994
                 (Millions of dollars, except share data)


1.  Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of McDonnell Douglas Corporation and its subsidiaries including McDonnell Douglas Financial Services Corporation (MDFS), parent company of McDonnell Douglas Finance Corporation (MDFC). In consolidation, all significant intercompany balances and transactions are eliminated.

The consolidating balance sheet represents the adding together of all affiliates - companies that McDonnell Douglas Corporation directly or indirectly controls, either through majority ownership or otherwise. Financial data and related measurements are presented in the following categories:

    MDC Aerospace. This represents the consolidation of McDonnell Douglas Corporation and its subsidiaries other than MDFS and McDonnell Douglas Realty Company (MDRC), which are presented on a one-line basis as Investment in Financial Services.

    Financial Services. This represents the consolidation of MDFS and its subsidiaries and MDRC, both wholly-owned subsidiaries of MDC.

    McDonnell Douglas Corporation and Consolidated Subsidiaries. This represents the consolidation of McDonnell Douglas Corporation and all its subsidiaries (MDC).

Stock Split

In October 1994 the MDC Board of Directors authorized a three-for-one stock split to be implemented by a stock dividend of two shares for each share outstanding to shareholders of record on December 2, 1994, payable on January 3, 1995. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from additional capital to common stock the par value of the additional shares arising from the split. In addition, all references to number of shares, per share amounts, stock option data, and market prices of common stock have been restated to reflect the stock split.

Accounting and Reporting Changes

Effective January 1, 1992, MDC adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting for Income Taxes" as described in Notes 15 and 10, respectively.

Revenue Recognition

Revenues and earnings on cost-reimbursement and fixed price government contracts are generally recognized on the percentage-of-completion method of accounting as costs are incurred (cost-to-cost basis) in accordance with Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (SOP 81-1). Revenues include costs incurred plus a portion of estimated fees or profits based on the relationship of costs incurred to total estimated costs. Some contracts contain incentive provisions which provide increased or decreased earnings based upon performance in relation to established targets. Incentives based upon cost performance are generally recorded currently and other incentives are recorded when such amounts can reasonably be determined. Revenues relating to contracts or contract changes that have not been completely priced, negotiated, documented, or funded are not recognized unless realization is considered probable.

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

Revenues are recognized on commercial aircraft programs based on sales prices as aircraft are delivered. Cost of sales of the MD-80 and MD-90 aircraft programs are determined on a specific-unit cost method. Cost of sales of the MD-11 aircraft program is determined on a program-average cost method and is computed as a percentage of the sales price of the aircraft. The percentage is calculated as the total of estimated tooling and production costs for the entire program divided by the estimated sales prices of all aircraft in the program. A constant gross margin is achieved by deferring or accelerating a portion of the average unit cost on each unit delivered.

Program accounting has been developed in practice as a method of accounting for the costs of certain products manufactured for delivery under production type contracts. This method, with origins prior to the issuance of SOP 81-1,















       42                                            Annual Report Page 39

is used by a limited number of companies within the airframe industry to account for revenues and costs associated with long-term programs. MDC's use of program accounting began with the DC-10, the trijet predecessor of the MD-11, and continues to be used for the MD-11. MDC does not use program accounting for its twin jet line, which had its origin prior to MDC's adoption of the program method. Estimated revenues and cost of sales and period of delivery associated with forecasted orders are an integral component of program accounting, and the ability to reasonably estimate those amounts is a requirement for the use of program accounting. The percentage-of-completion method, associated with SOP 81-1 and utilized for government contracts, generally includes only existing orders.

Revenues, costs and earnings on government contracts and commercial aircraft programs are determined, in part, based on estimates. Adjustments of such estimates under program accounting are made prospectively, while such adjustments on government contracts are made on a cumulative basis whereby the effect of such changes is recognized currently. Losses anticipated on government contracts or commercial programs, excluding period costs, are charged to operations as soon as they are evident.

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

Finance Receivables and Property on Lease

Rental equipment subject to operating leases is stated at cost and is generally depreciated using the straight line method.

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

The undistributed earnings of foreign subsidiaries are considered to be permanently invested for continuing operations; accordingly, no provisions are made for taxes which would become payable upon the distribution of such earnings as a dividend to MDC. MDC files a consolidated return for federal and certain state income taxes, and dividends from domestic subsidiaries included therein are not subject to federal and most state income taxes.

Minority Interest

Minority interest represents the limited partner's equity interest in a real estate venture. MDC is the general partner and contributed land, buildings and improvements to the partnership. At December 31, 1994, MDC's participation in the partnership was approximately 52%.

Research and Development

Research and development costs include the costs of independent research and development, bid and proposal efforts, and costs incurred in excess of amounts estimated to be recoverable under cost-sharing research and development agreements. All such costs are expensed as incurred.

Research and development expense has been reduced by $32 million in 1994, $27 million in 1993 and $6 million in 1992 for risk-sharing funds received from vendors and subcontractors participating in the development of commercial aircraft. Some amounts may be repayable under certain circumstances.




       44                                           Annual Report Page 40

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

2.  Discontinued Operations

Over a several year period which concluded in 1993, MDC divested its information systems business. In July 1992, MDC sold all the outstanding stock of TeleCheck Services, Inc., and in March 1993, effective January 1, 1993, MDC sold its remaining McDonnell Douglas Information Systems International (MDISI) business. Operating results of these businesses were classified as discontinued operations. Gains on disposal of the discontinued businesses were $37 million in 1993 and 1992, net of income taxes of $25 million and $23 million, respectively. Net earnings of the discontinued operations in 1992 were $20 million on revenues of $316 million.


3.  Accounts Receivable

Accounts receivable consist of the following:

     December 31                                     1994      1993
                                                     ----      ----
     MDC Aerospace
       U.S. Government - primarily from
         long-term contracts:
           Billed                                    $395      $187
           Unbilled                                   302       273
                                                     ----      ----
                                                      697       460
       Commercial and other governments                74        93

     Financial Services                                 1         2
                                                     ----      ----
                                                     $772      $555
                                                     ====      ====

MDC Aerospace also had net receivables from Financial Services of $145 million and $63 million (including a note receivable of $25 million) at December 31, 1994 and 1993, respectively.

Unbilled receivables at December 31, 1994 include unbillable amounts of $190 million. Unbillable amounts include the estimated sales value of items delivered or other work performed which lack contractual documentation to permit billing. Approximately $105 million of the 1994 unbilled amount is not expected to be collected within one year.

MDC has an agreement with a financial institution to sell a participation interest in a designated pool of government and commercial receivables, with limited recourse, in amounts up to $300 million. Under the agreement, participation interests in new receivables are sold as previously sold amounts are collected. The participation interests are sold at a discount which is included in general and administrative expenses in the consolidated statement of operations. MDC acts as an agent for the purchaser by performing record keeping and collection functions. At December 31, 1994 and 1993, accounts receivable are net of $35 million and $100 million, respectively, representing receivable interests sold.

4.  Finance Receivables and Property on Lease

Finance and lease receivables and property on lease consist of the following:

   December 31                                     1994         1993
                                                  -------      -------
   Financial Services
     Sales-type and direct financing leases:
       Minimum lease payments                     $1,477       $1,676
       Residual values                               266          313
       Unearned income                              (651)        (793)
                                                  -------      -------
                                                   1,092        1,196

     Notes receivable                                368          301

     Allowances for doubtful receivables             (41)         (35)

     Investment in operating leases, net of
       accumulated depreciation of $147 in
       1994, $136 in 1993                            463          482

     Property held for sale or lease                  53           79
                                                 --------     --------
                                                   1,935        2,023

   MDC Aerospace                                     152          334
                                                 --------     --------
                                                  $2,087       $2,357
                                                  =======      =======

The aggregate amount of scheduled principal payments and installments to be received on notes and lease receivables and minimum rentals to be received under noncancelable operating leases for Financial Services consist of the following at December 31, 1994:

                         Principal Payments
                          and Installments        Minimum Rentals
                         ------------------       ---------------
     1995                       $349                    $81
     1996                        220                     67
     1997                        189                     61
     1998                        171                     55
     1999                        160                     44
     After 1999                  756                     26


       47                                            Annual Report Page 41

Concentration of Credit Risk

Financial Services' financing and leasing portfolio, excluding $128 million at December 31, 1994 and $160 million at December 31, 1993 of MDRC, consists of the following:

  December 31                                1994               1993
                                       ---------------    ---------------

  Commercial aircraft financing:
    MDC commercial jet transports
      on lease                         $1,141    63.1%    $1,048    56.3%
    Other commercial aircraft
      on lease                            207    11.5%       217    11.6%
                                       ------   ------    ------   ------
                                        1,348    74.6%     1,265    67.9%
  Other commercial and industrial
    financing                             459    25.4%       598    32.1%
                                       ------   ------    ------   ------
      Total Portfolio                  $1,807   100.0%    $1,863   100.0%
                                       ======   ======    ======   ======

The single largest commercial aircraft financing customer accounted for $288 million (15.9% of total portfolio) in 1994 and $276 million (14.8% of total portfolio) in 1993. The five largest accounted for $743 million (41.1%) and $726 million (39.0%) in 1994 and 1993, respectively.

There were no significant concentrations by customer in Financial Services' other commercial and industrial financing portfolio.

Financial Services holds title to all leased equipment and generally has a perfected security interest in the assets financed through note and loan arrangements.


5.  Contracts in Process and Inventories

Contracts in process and inventories consist of the following:

     December 31                                     1994         1993
     MDC Aerospace                                 --------     --------
     Government contracts in process               $ 5,548      $ 6,347
     Commercial products in process                  4,127        4,005
     Material and spare parts                          710          873
     Progress payments to subcontractors             1,438        1,362
     Progress payments received                     (6,017)      (6,813)
                                                   --------     --------
                                                   $ 5,806      $ 5,774
                                                   ========     ========

Substantially all government contracts in process (less applicable progress payments received) represent unbilled revenue and revenue which is currently not billable.

The Navy on January 7, 1991, notified MDC and General Dynamics Corporation (the Team) that it was terminating for default the Team's contract for development and initial production of the A-12 aircraft. On June 7, 1991, the Team filed a legal action to contest the Navy's default termination, assert its rights to convert the termination to one for "the convenience of the Government," and obtain payment for work done and costs incurred on the A-12 contract, but not paid to date. The Navy has agreed to continue to defer repayment of $1.334 billion alleged to be due with interest from January 7, 1991, from the Team as a result of the termination for default of the A-12 program. The agreement provides that it remains in force until the dispute as to the type of termination is resolved by the pending litigation in the United States Court of Federal Claims or negotiated settlement, subject to review by the U.S. Government annually on December 1, to determine if there has been a substantial change in the financial condition of either Team member such that deferment is no longer in the best interest of the Government. On December 9, 1994, the U.S. Court of Federal Claims ordered the January 7, 1991 decision terminating the contract for default vacated because that decision was not properly made. A trial of all remaining issues related to the termination is scheduled to commence in late 1995.

At December 31, 1994, Contracts in Process and Inventories include approximately $562 million of recorded costs on the A-12 contract, against which MDC has established a loss provision of $350 million. The amount of the provision, which was established in 1990, was based on MDC's belief that the termination for default would be converted to a termination for convenience, that the Team will establish a minimum of $250 million in claims adjustments, that there is a range of reasonably possible results on termination for convenience, and that it is prudent to provide for what MDC believes is the upper range of possible loss on termination for convenience, namely $350 million. In MDC's opinion, this loss provision continues to provide adequately for the reasonably possible reduction in value of A-12 net contracts in process and nonreimbursed supplier termination payments as of December 31, 1994, as a result of a termination of the contract for the convenience of the Government. MDC has been provided with an opinion of outside counsel that the Government's termination of the contract for default was contrary to law and fact, that the rights and obligations of MDC are the same as if the termination had been issued for the convenience of the Government, and that, subject to sustaining that the termination is properly one for the convenience of the Government, the probable claims adjustments are not less than $250 million.

















       49                                           Annual Report Page 42

In 1984, MDC entered into a full scale development letter contract, containing a not-to-exceed price, for the T-45 Training System which included the conversion of the land-based British Hawk aircraft with minimal change into a carrier-capable Navy aircraft, designated the T-45A. The final negotiated firm fixed price contract was agreed to in 1986. As a result of flight testing in late 1988, the Navy indicated that changes to the T-45 aircraft were necessary to meet its operational desires. MDC advised the Navy that incorporation of the requested improvements into the aircraft configuration would entitle it to additional compensation. MDC proceeded with the improvements, and their cost has increased the cost at completion for the development and low rate initial production contracts to a point where it exceeds the fixed price of such contracts. At December 31, 1994, Contracts in Process and Inventories include costs for the related contracts of $165 million. Realization of this amount is dependent in part on (i) costs to complete these contracts not exceeding present estimates and
(ii) realization of expected amounts of recovery on claims filed with respect to the improvements. MDC believes it is entitled to an equitable adjustment in contract price and schedule and other appropriate relief for such improvements and submitted claims to the Navy during 1990 for such relief. During 1993, the Navy denied these claims. MDC has appealed the Navy's decision to the Armed Services Board of Contract Appeals. The estimated revenue of the contracts at completion includes $225 million from expected recovery on such claims. MDC's belief as to expected claims recovery is supported by an opinion of outside counsel provided to MDC that there are reasonable factual and legal bases for the current claims against the Navy and that, based on MDC's labor and cost accounting records and computations, it is probable that MDC will recover in excess of $225 million on the claims. Additionally, if MDC were not to recover a portion of the claims amount related to work for which a subcontractor is responsible, MDC, supported by the opinion of outside counsel, believes the subcontractor would be legally liable for such costs. If revenue from such claims is not realized, a loss provision of approximately $153 million would be required on the related development and low rate initial production contracts.

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

The settlement covered many issues open as of the date of the settlement, including the allocation of sustaining engineering costs to the development and production contracts, the sharing of flight test costs over a previous level, and the resolution of claims and of performance/specification issues. Terms of the settlement also stipulated that MDC will expend funds in an effort to achieve product and systems improvements. During 1994, the C-17 settlement was given Congressional approval in the FY 95 defense authorization and appropriations bills. MDC and the Air Force executed contract modifications to implement the settlement in February 1995.

During the fourth quarter of 1993, MDC recorded a $450 million pre-tax charge associated with the business settlement arranged with the DoD and cost growth on the development and initial production contracts. Based upon further definition and pricing of issues in the settlement during 1994, MDC reduced cost estimates associated with the settlement. However, these reductions were more than offset as MDC recognized additional cost growth for work then being completed and yet to be completed in the development and initial production lots, resulting in part from the settlement. The flight test program under the development contract was completed in December 1994 and all initial production aircraft have been delivered.

At December 31, 1994, Contracts in Process and Inventories include incurred costs totaling $371 million for the fixed price type contracts for development and first ten initial production C-17 military transport aircraft for the Air Force. Contracts in Process and Inventories include $208 million of claims revenues expected to be collected as part of the settlement.

During 1991, MDC combined the C-17 contracts for the development and first ten initial production aircraft for financial accounting purposes. The estimated costs at completion of the combined C-17 contracts, excluding general and administrative costs and other period costs, exceed the estimated revenue of the combined contracts. For the year




       51                                          Annual Report Page 43

ended December 31, 1992, MDC recorded loss provisions totaling $383 million, which represented the amount by which estimated costs on the combined contracts, excluding general and administrative costs and other period costs, exceeded estimated revenues on the combined contracts.

The Air Force continues to reduce payments to MDC under the C-17 contracts, largely due to the DoD projecting production costs at completion on the full-scale engineering development (FSED) and initial production aircraft in excess of MDC's estimates at completion and due to work remaining on delivered aircraft. In addition, during 1992 the Air Force questioned MDC's segregation of certain C-17 engineering costs between FSED and production lots. As required in the settlement, MDC and the Defense Plant Representative Office reached agreement on the charging methodology to be used in the future and on impacts of the implementation of the new methodology. Pending contractual implementation of the business settlement, for progress payment purposes the Air Force reclassified to FSED a substantial portion of sustaining engineering costs applied by MDC to production lots. As of December 31, 1994, the Air Force had withheld approximately $286 million from MDC's progress payment requests on the C-17 contracts. The portion of this amount associated with the sustaining engineering reclassification was $54 million, and was included in the provision for the C-17 business settlement.

MD-11 production and tooling costs are charged to cost of sales based upon the estimated average unit cost for the program. The estimated average unit costs are based upon cost estimates of a 301 aircraft program. Since inception and based upon current projections, MDC believes use of 301 aircraft in the program is appropriate. The costs incurred in excess of the estimated average unit cost are deferred to be recovered by production and sale of lower-than-average cost units. Commercial products in process for the MD-11 program at December 31, 1994, includes net deferred production costs of $1.202 billion and unamortized tooling of $247 million. These amounts are to be applied to the remainder of the 301 aircraft pool. Commercial products in process for the MD-11 programs at December 31, 1993 and 1992, included net deferred production costs of $1.324 billion and $1.468 billion, respectively, and unamortized tooling of $257 million and $288 million, respectively. Under the current costing percentage, an estimated $1.0 billion of current and future deferred costs will be recovered from firm orders received after December 31, 1994. This amount is relatively unchanged in the three year period ended December 31, 1994.

MDC delivered 17, 36, and 42 trijets in 1994, 1993, and 1992 respectively. As of December 31, 1994, MDC had delivered 129 MD-11 aircraft and has 45 aircraft on firm order. In addition, MDC had 85 options and reserves representing potential future orders for the MD-11. Total orders, representing deliveries plus undelivered firm orders, have been static during the last three years. MDC periodically, and at least annually, reviews its assumptions as to the size of the pool, the estimated period over which the units will be delivered and the estimated future costs and revenues associated with the program. The percent used to charge cost of sales has remained constant since 1992, as cost increases related to extending the estimated delivery period were offset by operational efficiencies. The estimate of future cost and revenues were revised in the second quarter of 1992 resulting in an increase of approximately 4% of the airplane sale price to the percent used to charge cost of sales. Currently, estimated proceeds from the undelivered aircraft in the pool exceed the production and tooling costs in inventory at December 31, 1994, plus the estimated additional production and tooling costs to be incurred. However, if fewer than 301 MD-11 aircraft are sold, if the proceeds from future sales of MD-11 aircraft are less than currently estimated, or if the costs to complete the program exceed current estimates, substantial amounts of unrecoverable costs may be charged to expense in subsequent fiscal periods. MDC believes that the slowdown in MD-11 orders is temporary and that it will sell in excess of 301 MD-11 aircraft over the life of the program.


6.  Property, Plant and Equipment

The major categories of properties consist of the following:

     December 31, 1994                             1994         1993
     MDC Aerospace                               --------     --------
       Land                                      $    92      $    92
       Buildings and fixtures                      1,630        1,641
       Machinery and equipment                     2,243        2,421
       Accumulated depreciation                   (2,524)      (2,570)
                                                 --------     --------
                                                   1,441        1,584
     Financial Services, net                         156          166
                                                 --------     --------
                                                 $ 1,597      $ 1,750
                                                 ========     ========

7.  Outsourcing of Information Technology Operations

In December 1992, MDC signed an agreement with Integrated Systems Solutions Corporation (ISSC), a wholly owned subsidiary of IBM Corporation, for the outsourcing of its information technology operations and the related sale of its data center processing, network, and dedicated end user service assets. Net proceeds from the sale of assets at book value were $173 million. Approximately 1,400 personnel became employees of ISSC as a result of the agreement. ISSC provides data processing services to MDC under the agreement. Service payments are expected to aggregate approximately $2.3 billion over the remaining eight year term of the agreement.

       53                                           Annual Report Page 44

8.  Other Assets

Other assets consist of the following:

     December 31                                   1994         1993
     MDC Aerospace                               --------     --------
       Prepaid pension asset                     $ 1,198      $ 1,161
       Prepaid expenses                               69           49
       Intangible assets                              44           38
       Other                                         109          112
                                                 --------     --------
                                                   1,420        1,360
     Financial Services                              113          144
                                                 --------     --------
                                                 $ 1,533      $ 1,504
                                                 ========     ========

9.  Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

     December 31                                   1994         1993
                                                 --------     --------
     MDC Aerospace
       Accounts and drafts payable               $ 1,171      $   769
       Accrued expenses                              891        1,036
       Employee compensation                         320          289
                                                 --------     --------
                                                   2,382        2,094
     Financial Services                              103           96
                                                 --------     --------
                                                 $ 2,485      $ 2,190
                                                 ========     ========

Financial Services also had net accounts payable to MDC Aerospace of $145 million and $38 million as of December 31, 1994 and 1993, respectively.


10.  Income Taxes

MDC adopted SFAS No. 109, "Accounting for Income Taxes," as of January 1, 1992. This statement supersedes SFAS No. 96, which MDC previously adopted as of January 1, 1989. The impact of the adoption of SFAS No. 109 was not material.

Income taxes consist of the following:

     December 31                                   1994         1993
                                                  ------       ------
     Current:
       MDC Aerospace                             $   71       $  178
       Financial Services                            (1)          30
                                                  ------       ------
                                                     70          208
     Deferred:
       MDC Aerospace                                353           87
       Financial Services                           300          279
                                                  ------       ------
                                                    653          366
                                                  ------       ------
                                                 $  723       $  574
                                                 =======      =======

Tax effects of temporary differences that gave rise to the deferred tax liability consist of the following:

     December 31                                   1994         1993
                                                  ------       ------
     MDC Aerospace
       Deferred tax assets:
         Retiree medical                         $ (485)      $ (513)
         Other                                     (258)        (176)
                                                 -------      -------
                                                   (743)        (689)
       Deferred tax liabilities:
         Pension plan                               453          441
         Long-term contracts                        452          290
         Other                                      191           45
                                                 -------      -------
                                                  1,096          776
     Financial Services
       Deferred tax assets:
         Bad debts                                  (12)         (70)
         Other                                      (22)         (48)
                                                 -------      -------
                                                    (34)        (118)
       Deferred tax liabilities:
         Leased assets                              314          286
         Other                                       20          111
                                                 -------      -------
                                                    334          397
                                                 -------      -------
     Net deferred tax liability                  $  653       $  366
                                                 =======      =======

MDC's income tax provision consists of the following:

     Years Ended December 31                 1994      1993      1992
                                            ------    ------    ------
     U.S. federal:
       Current                              $ 115     $ 120     $(117)
       Deferred                               151       (50)      434
                                            ------    ------    ------
                                              266        70       317
     State:
       Current                                 20        26         -
       Deferred                                33         1        63
                                            ------    ------    ------
                                               53        27        63
     Foreign                                    3         3         8
                                            ------    ------    ------
     Income tax provision                   $ 322     $ 100     $ 388
                                            ======    ======    ======

       56                                           Annual Report Page 45

Reconciliation of the pro forma income tax provision, computed by applying the U.S. federal statutory rate of 35% in 1994 and 1993, and 34% in 1992, to the recorded income tax provision follows:

     Years Ended December 31                 1994      1993      1992
                                            ------    ------    ------
     Pro forma income tax provision
       computed at the statutory U.S.
       federal income tax rate              $ 322     $ 161     $ 369
     State income tax provision
       net of effect on pro forma
       U.S. federal tax                        34        18        41
     Increase (decrease) in taxes
       resulting from:
         Export tax-exempt income              (8)       (7)      (15)
         Federal tax rate change                -        13         -
         IRS federal settlement               (15)      (75)        -
         Executive life insurance             (12)      (11)       (6)
         Other - net                            1         1        (1)
                                            ------    ------    ------
     Income tax provision                   $ 322     $ 100     $ 388
                                            ======    ======    ======

Pre-tax earnings from foreign subsidiaries included in continuing operations, but excluding the operations of McDonnell Douglas Foreign Sales Corporation, were $2 million in 1994, $3 million in 1993 and $13 million in 1992. Provisions for foreign income taxes are computed using applicable foreign rates. Undistributed earnings of foreign subsidiaries are considered to be permanently invested. Accordingly, no provision has been made for U.S. federal income taxes on $120 million of undistributed earnings of foreign subsidiaries.

MDC settled certain accounting method and tax credit issues with the Internal Revenue Service (IRS) in 1993 and 1994 in connection with the IRS' audit of the years 1986 through 1989. The resolution of these issues resulted in net earnings of $158 million in 1993, of which $83 million related to reductions in accrued interest. Issues resolved in 1994 resulted in a $15 million federal tax benefit.

11.  Debt and Credit Arrangements

Consolidated debt consists of the following classifications at December 31:

                                        Current
                                     Interest Rate    1994       1993
                                     -------------  --------   --------
 Short-Term Debt

  MDC Aerospace                                      $     -    $    91
  Financial Services                       6.55%         103        203
                                                    --------   --------
      Total short-term debt                              103        294

 Long-Term Debt

  MDC Aerospace
    Senior debt securities,
      due through 2012                  8.3%-9.8%      1,145      1,295
    Senior medium-term notes,
      due through 1996                  6.0%-7.4%        101        132
    Other debt, due through 2000       8.0%-11.5%          3          2
                                                    --------   --------
      Total MDC Aerospace long-term debt               1,249      1,429

  Financial Services
    Senior debt securities,
      due through 2011                 3.9%-10.3%        393        421
    Senior medium-term notes,
      due through 2005                 4.6%-13.6%        701        737
    Subordinated notes,
      due through 2004                 8.3%-12.4%         88         78
    Other notes, due through 2017      5.0%-10.0%         12         74
    Other debt, due through 2003       8.7%-10.4%         23        105
                                                    --------   --------
      Total Financial Services long-term debt          1,217      1,415
                                                    --------   --------
        Total long-term debt                           2,466      2,844
                                                    --------   --------
          Total debt                                 $ 2,569    $ 3,138
                                                    ========   ========

The aggregate amount of long-term debt at December 31, 1994 maturing by calendar year for 1995 to 1999 is as follows:

                       MDC Aerospace       Financial Services
                       -------------       ------------------
     1995                 $ 47                    $276
     1996                   55                     137
     1997                  250                     137
     1998                    -                     195
     1999                    -                     124

The weighted average interest rate on short-term borrowings outstanding at December 31, 1994 and 1993 was 6.55% and 4.84%, respectively.



       58                                           Annual Report Page 46

MDC Aerospace Credit Agreements

At December 31, 1994, MDC Aerospace has a revolving credit agreement (RCA) under which MDC Aerospace may borrow up to $1.25 billion through July 1998. Under the credit agreement, the interest rate, at the option of MDC Aerospace, is a floating rate generally based on a defined prime rate, a fixed rate related to the London interbank offered rate (LIBOR), or as quoted under a competitive bid. A fee is charged on the amount of the commitment. The agreement contains restrictive covenants including but not limited to net worth (as defined), indebtedness, subsidiary indebtedness, customer financing, interest coverage and liens. There are no amounts outstanding under the credit agreement at December 31, 1994.

In August 1992, MDC Aerospace commenced an offering of up to $550 million of its medium-term notes due from and exceeding nine months from the date of issue. The interest rate applicable to each note and certain other variable terms are established at the date of issue. As of December 31, 1994, MDC Aerospace has issued $132 million of medium-term notes, of which $101 million is currently outstanding. During 1993, MDC Aerospace issued $200 million of 8.25% senior debt securities due on July 1, 2000. As of December 31, 1994, $218 million of securities registered under the shelf registration remain unissued.

Financial Services Credit Agreements

At December 31, 1994, MDFS and MDFC have a joint revolving credit agreement under which MDFC may borrow a maximum of $220 million, reduced by MDFS borrowings under this same agreement. This agreement, which became effective during September 1994, expires in September 1998. By terms of this agreement, MDFS can borrow no more than $16 million. The interest rate, at the option of MDFC or MDFS, is either a floating rate generally based on a defined prime rate or fixed rate related to LIBOR. There are no outstanding borrowings under this agreement at December 31, 1994. Commercial paper of $103 million outstanding at December 31, 1994 is fully supported by unused commitments under this agreement.

The provisions of various credit and debt agreements require MDFC to maintain a minimum net worth, restrict indebtedness, and limit MDFC's cash dividends and other distributions.

In June 1993, MDFC commenced an offering of up to $250 million of its General Term Notes and subsequently commenced offerings of up to an aggregate of $399 million of its medium-term notes. The interest rate applicable to each note and certain other variable terms are established at the date of issue. As of December 31, 1994, MDFC has issued pursuant to such offerings $91 million of General Term Notes at rates ranging from 5.0% to 8.4% due in 1995 through 2011, $140 million of senior medium-term notes at fixed rates ranging from 4.6% to 6.8% due in 1995 through 1998, $150 million of senior medium-term notes due in 1995 through 1999 at floating rates based on LIBOR and reset quarterly, and $20 million of subordinated medium-term notes at a fixed rate of 8.3% due in 2004. As of December 31, 1994, $248 million of securities registered under the shelf registration remain unissued.

MDFC's senior debt at December 31, 1994 includes $85 million secured by equipment having a carrying value of $104 million. MDRC's debt of $35 million at December 31, 1994 is secured by indentures of mortgage and deeds of trust on MDRC's interest in real estate developments having a carrying value of $80 million.


12.   Fair Values of Financial Instruments

MDC has limited involvement with derivative financial instruments and does not use them for trading purposes. Derivatives are used to manage well-defined foreign exchange subcontract price risks as well as foreign currency denominated debt risks.

At December 31, 1994, the notional amount of forward exchange contracts denominated in currencies of major industrial countries is $110 million.
The term of the currency derivatives varies, but the longest is three years.

At December 31, 1994, such deferred unrealized gains and losses were not material. Because of the off balance sheet nature of these derivative instruments, counterparty failure would result in recognition of such gains and losses. However, MDC anticipates that counterparties will fully satisfy their obligations under the contracts.

The following methods and assumptions were used in estimating the fair value disclosures of financial instruments:

Cash and cash equivalents:   The carrying amount reported in the balance
sheet for cash and cash equivalents approximates its fair value.





























       60                                            Annual Report Page 47


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

The carrying amounts and fair values of financial instruments are as follows:

                                 MDC Aerospace      Financial Services
                               ------------------   ------------------
                               Carrying    Fair     Carrying    Fair
                                Amount     Value     Amount     Value
                               --------   -------   --------   -------
  December 31, 1994
  -----------------
    Cash and cash
      equivalents               $  408    $  408     $   13    $   13
    Notes receivable                37        30        358       346
    Short-term notes
      payable                        -         -        103       103
    Long-term debt               1,249     1,281      1,135     1,162

  December 31, 1993
  -----------------
    Cash and cash
      equivalents               $   15    $   15     $   71    $   71
    Notes receivable                80        79        301       301
    Short-term notes
      payable                       91        91        203       203
    Long-term debt               1,429     1,580      1,326     1,439

13.   Common and Preferred Shares

The authorized common stock of MDC is 200 million shares, each of $1.00 par value. The following table summarizes changes in shares outstanding for the periods presented.

                                                      Common Shares
                                                       Outstanding
                                                      -------------

     Balance January 1, 1993                           117,570,657

     Employee stock awards and options                     356,043
     Shares issued to employee savings plans                45,024
     Other                                                  10,986
                                                      -------------
     Balance December 31, 1993                         117,982,710

     Shares repurchased                                 (1,955,400)
     Employee stock awards and options                     706,497
     Other                                                   2,484
                                                      -------------
     Balance December 31, 1994                         116,736,291
                                                      =============

In October 1994, the MDC Board of Directors authorized a three-for-one stock split to be implemented by a stock dividend of two shares for each share outstanding to shareholders of record on December 2, 1994, payable on January 3, 1995. All references to number of shares, per share amounts, stock option data, and market prices of common stock have been restated to reflect the stock split.

The Board of Directors also approved a stock repurchase plan. The plan authorizes MDC to purchase up to 18 million shares from time to time in the open market, through privately negotiated transactions, or self-tender offers. Repurchased common shares will be treated as authorized but unissued shares and remain available for use to meet MDC's current and future common stock requirements for its benefit plans and for other corporate purposes.

At December 31, 1994, a total of 6,599,942 shares of authorized and unissued common stock are reserved for issuance of stock awards and options granted or authorized to be granted. Also, 11,926,821 shares are reserved for contributions to MDC's savings plans. At December 31, 1994, there are 10 million shares, $1.00 par value, preferred stock authorized for issuance; however, none have been issued.

During 1990, the Board of Directors declared a dividend distribution of one preferred stock purchase right (Right) for each outstanding share of common stock. Among other provisions, each Right may be exercised to purchase from MDC one one-hundredth of a share of a new series of preferred stock. The Rights are exercisable only (i) after a person or group has acquired or obtained the right to acquire 20% or more of MDC's common stock or (ii), following the commencement of a tender offer or exchange offer, for 20% or more of the voting power of MDC. In conjunction with the 1994 stock split, the Board of Directors authorized the adjustment of the exercise price to $125 and an extension of the expiration date to December 31, 2004. The Rights may be redeemed by MDC at a price of 1 cent per Right at any time until ten business days after the acquisition of 20% of MDC's common stock. The Board of Directors of MDC retains a broad ability to amend or supplement the Rights.



       62                                          Annual Report Page 48

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

14.  Stock Option and Incentive Plans

In April 1994, MDC's shareholders approved the 1994 Performance and Equity Incentive Plan (PEIP Plan). Under the PEIP Plan, 5,700,000 shares were authorized for issuance or sale in connection with stock options, stock appreciation rights, restricted stock, performance shares, and other stock-based awards. Options may be granted to officers and employees at an exercise price of no less than the fair market value of the shares on the date of grant. In addition, as of December 31, 1994, 439,260 restricted shares of MDC common stock had been granted. Compensation related to these restricted shares is being amortized to expense over periods of three to five years, depending on the award. Unearned compensation is reflected as a component of shareholders' equity.

Awards granted prior to approval of the PEIP Plan under the Incentive Award Plan (IA Plan) approved by shareholders in 1986 in the form of stock, non-qualified stock options, incentive stock options or stock appreciation rights remain outstanding.

Options to purchase MDC common stock have been granted under MDC's incentive compensation and option plans. A summary of options for MDC common stock follows:

     Years Ended December 31                     1994         1993
                                               --------     --------
     Granted under the PEIP Plan:
       Number of shares                        450,000          -
       Price per share                             $37          -
     Granted under the IA Plan:
       Number of shares                           -          56,769
       Price per share                            -             $19
     Exercised:
       Number of shares                        123,324      304,659
       Price per share                         $13-$30      $13-$21

     December 31                                 1994         1993
                                               --------     --------
     Outstanding:
       Number of shares                        605,646      321,888
       Price per share                         $13-$37      $13-$30
     Exercisable:
       Number of shares                        155,646      266,892
       Price per share                         $13-$21      $13-$30

At December 31, 1994, a total of 9,342 stock appreciation rights are outstanding and exercisable at $19 per right.

MDC has a Long-Term Incentive Program (LTIP) adopted under the IA Plan. Participants in LTIP are selected by a committee of the Board of Directors and awards earned are payable in either cash or stock. Earned awards are achieved when MDC common stock yields a return superior to a peer group of companies during a defined period which may range from two to five years. At December 31, 1994 MDC has accrued $15 million for LTIP. No awards have been granted under LTIP since 1993.

15.  Retirement Plans

Substantially all employees of MDC are members of defined benefit pension plans, including several multi-employer and foreign plans. In addition, MDC has a supplementary unfunded pension plan to provide those benefits otherwise due employees under the defined benefit pension plans' benefit formulas, but which are in excess of benefits permitted by the Internal Revenue Code to be covered under the defined benefit pension plans.
Benefits for salaried plans are based primarily upon salary and years of service while benefits for hourly plans are generally based upon a fixed dollar amount per year of service.

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

The assets of the plans consist principally of marketable fixed income and equity securities. At December 31, 1994, the plans hold $23 million of MDC's medium-term notes and $35 million of MDC's senior debt securities with varying interest rates and maturity dates, and 107,700 shares of MDC common stock.

Assumptions used in determining net periodic pension expense (income) and the actuarial present value of benefit obligations for the significant domestic plans were:

     Years Ended December 31              1994       1993       1992
                                        --------   --------   --------
     Discount rate:
       January 1                           7.5%      9.0%       9.0%
       December 31                        8.25%      7.5%       9.0%

     Average rates of increase in
       compensation based upon age -
       salaried plans:
         January 1                        5.0%       6.0%       6.7%
         December 31                      5.0%       5.0%       6.7%

     Expected return on plan assets       9.3%       9.3%       9.3%




       64                                         Annual Report Page 49

Components of periodic pension expense (income) for the significant domestic plans include the following:

     Years Ended December 31              1994       1993       1992
                                         ------     ------     ------
     Service cost for the year           $ 119      $ 100      $ 126
     Interest cost on pension
       benefit obligations                 278        266        246
     Return on plan assets:
       Actual                              (64)      (426)      (512)
       Deferred gain (loss)               (403)       (13)        93
     Net amortization                      (62)       (65)       (59)
                                         ------     ------     ------
     Domestic plans                      $(132)     $(138)     $(106)
                                         ======     ======     ======
     Foreign and other plans             $   6      $   7      $   7
                                         ======     ======     ======

An analysis of the funded status of the significant domestic pension plans follows:

     December 31                                    1994         1993
                                                  --------     --------
     Actuarial present value of accumulated
       benefit obligations:
         Vested                                   $ 3,028      $ 3,191
         Non-vested                                   254          272
                                                  --------     --------
     Accumulated benefit obligation                 3,282        3,463

     Additional amounts related to projected
       future salary increases                        298          343
                                                  --------     --------
     Projected benefit obligation                   3,580        3,806
     Plan assets, at fair value                     5,091        5,260
                                                  --------     --------
     Excess of plan assets                          1,511        1,454
     Items not yet recognized in earnings:
       Unrecognized net transition asset             (490)        (563)
       Unrecognized prior service cost                338          446
       Deferred net gain                             (172)        (186)
                                                  --------     --------
                                                    1,187        1,151
     Foreign plans                                     11           10
                                                  --------     --------
     Prepaid pension asset                        $ 1,198      $ 1,161
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

In addition to the defined benefit pension plans, MDC provides eligible employees the opportunity to participate in savings plans that permit both pre-tax and after-tax contributions. Most domestic employees with at least 30 days of continuous service are eligible to participate in a plan. Under these plans, the employee may contribute to various savings alternatives, including investment in MDC's common stock. In most cases, MDC matches a portion of the employee's contribution with contributions to the MDC Common Stock fund in the plans. Generally, MDC's contributions are vested after five years of service. MDC's contributions to the savings plans during 1994 totaled $73 million, during 1993 totaled $59 million of which $1 million was the market value of 45,024 shares of MDC common stock contributed, and during 1992 totaled $94 million of which $39 million was the market value of 2,299,365 shares of MDC common stock contributed.

In addition to the above plans, MDC and certain of its domestic subsidiaries provide health care benefits for their retirees covered by collective bargaining agreements. Generally, such employees become eligible for retiree health care upon retirement from active service at or after age 55 with 10 or more years of service. Qualifying dependents are also eligible for medical coverage. MDC's policy is to fund the cost of medical benefits as claims are received. The retiree health care plan has provisions for participant contributions, deductibles, coinsurance percentages, out-of-pocket limits, schedule of reasonable fees, maintenance of benefits with other plans, Medicare carve-out, and a maximum lifetime benefit per covered individual.



















       66                                         Annual Report Page 50

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

During 1993, MDC and the International Association of Machinists and Aerospace Workers (IAMAW) in St. Louis, Missouri and Huntington Beach, Long Beach and Torrance, California agreed to a new three-year union contract. The new contract includes a provision requiring employees retiring subsequent to 1993 to pay one-third of the cost of their retiree health care.

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

MDC recorded a curtailment gain of $1.090 billion in the 1992 fourth quarter, reflecting the aforementioned termination of company-paid retiree health care for both current and future non-union retirees. The gain equaled the reduction in accrued retiree benefits, after providing as a liability the $385 million representing the aforementioned supplemental pension benefit. MDC recorded a curtailment gain of $70 million in 1993, reflecting a similar arrangement negotiated with the Southern California Professional Engineering Association for employees retiring after July 1, 1993.

An analysis of the accrued retiree benefits follows:

     December 31                                   1994         1993
                                                 --------     --------
     Accumulated postretirement benefit
       obligation:

         Retirees                                $   795      $   790
         Active participants fully eligible
           to retire                                 121          130
         Other active participants                   107          149
                                                 --------     --------
     Accumulated postretirement benefit
       obligation                                  1,023        1,069
     Items not yet recognized in earnings:
       Unrecognized prior service gain               194          205
       Deferred net loss                            (112)        (175)
                                                 --------     --------
     Accrued retiree health care liability         1,105        1,099

     Liability for pension supplement                193          289
                                                 --------     --------
     Accrued retiree benefits                    $ 1,298      $ 1,388
                                                 ========     ========

Components of periodic postretirement benefit expense, exclusive of the curtailment gains in 1993 and 1992, include the following:

     Years Ended December 31                1994       1993       1992
                                           ------     ------     ------
     Service cost for the year             $   9      $  13      $  74
     Interest cost on accumulated post-
       retirement benefit obligations         77         80        189
     Net amortization                        (10)       (11)         -
                                           ------     ------     ------
                                           $  76      $  82      $ 263
                                           ======     ======     ======

Assumptions used in determining periodic postretirement benefit costs and the actuarial present value of benefit obligations were as follows:

     Years Ended December 31                1994       1993       1992
                                           ------     ------     ------
     Discount rate:
       January 1                             7.5%      9.0%       9.0%
       December 31                          8.25%      7.5%       9.0%

     Health care cost trend rate:*
       Non-medicare                        10.2%      11.0%      15.0%
       Medicare                             8.5%       9.0%       9.0%
       HMO premiums                         6.0%       6.5%       9.0%

     * Decreasing to 5.8% after 2002

Increasing the health care cost trend rates by one percentage point would result in an 8% increase in the sum of the service and interest cost components of periodic postretirement benefit cost and an 8% increase in the accumulated postretirement benefit obligation at December 31, 1994.

       68                                         Annual Report Page 51

16.  Leased Properties

Rental expense for leased properties was $95 million in 1994, $106 million in 1993 and $155 million in 1992. These expenses, substantially all minimum rentals, are net of sublease income. MDC has negotiated noncancelable sublease agreements on certain of its facilities and equipment totaling $8 million during the next several years. Minimum rental payments under operating leases with initial or remaining terms of one year or more at December 31, 1994, aggregated $243 million, and payments, net of sublease amounts, due during the next several years are: 1995, $65 million; 1996, $54 million; 1997, $40 million; 1998, $24 million and 1999, $16 million.


17.   Commitments and Contingencies

The marketing of commercial aircraft at times will result in agreements to provide or guarantee long-term financing of some portion of the delivery price of aircraft, to lease aircraft, or to guarantee customer lease
payments, tax benefit transfers or aircraft values.  At     December 31,
1994, $387 million in guarantees are outstanding on delivered aircraft. As of December 31, 1994, MDC had made offers totaling $649 million to lease aircraft scheduled to be delivered during 1995 to 1998 and had made offers totaling $63 million to accept notes in payment for aircraft or guarantee financing for customers for ordered but undelivered aircraft. In addition, MDFS has commitments to provide leasing and other financing in the aggregate amount of $98 million at December 31, 1994.

MDC's outstanding guarantees include approximately $125 million related to MD-11s operated by a foreign carrier. During March 1994, this carrier notified its aircraft lenders and lessors that it was temporarily suspending payments pending a restructuring of its financial obligations and requested a "standstill" agreement to protect itself from default remedies for sixty days. MDC has made and will continue through the first half of 1995 to make lease payments on behalf of the carrier. These payments are not expected to have a significant adverse effect on MDC's cash flow or financial position. MDC and the carrier have tentatively negotiated a repayment schedule calling for payments to begin later in 1995.

During October 1994, Trans World Airlines, Inc. (TWA), MDC's largest aircraft leasing customer, proposed a restructuring plan relating to its indebtedness and leasehold obligations to its creditors. As part of its overall plan, TWA requested MDC to defer six months of lease and other payments. TWA and MDC have reached agreement in principle to defer payments for a period of six months. Under the proposed agreement, deferred amounts will be repaid to MDC over a two year period beginning in April 1995. While the ultimate outcome of the proposed restructuring plan is dependent upon factors beyond the control of MDC, it is not expected to be materially adverse to MDC.

MDC is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, or similar state statutes. MDC has been identified as a potentially responsible party (PRP) at 29 sites. Of these, MDC believes that it has de minimis liability at 19 sites, including 14 sites at which it believes that it has no future liability. At eight of the sites at which MDC's liability is not considered to be de minimis, either final or interim cost sharing agreements have been effected between the cooperating PRPs, although such agreements do not fix the amount of cleanup costs which the parties will bear. At the two remaining sites, MDC lacks sufficient information to determine its probable share or amount of liability. In addition, MDC is remediating, or has begun environmental engineering studies to determine cleanup requirements, at certain of its current operating sites or former sites of industrial activity.

At December 31, 1994, the accrued liability for environmental cleanup matters at Superfund sites and for MDC's current and former operating sites was $27 million. Claims for recovery have not been netted against the disclosed environmental liabilities. While ongoing litigation may eventually result in recovery of costs expended at certain of the waste sites, any gain is contingent upon a successful outcome and has not been accrued.

MDC believes any amounts paid in excess of the accrued liability will not have a material effect on its financial position, results of operations, liquidity or cash flow.

A number of legal proceedings and claims are pending or have been asserted against MDC including legal proceedings and claims relating to alleged injuries to persons associated with the disposal of hazardous waste. A substantial portion of such legal proceedings and claims is covered by insurance. MDC believes that the final outcome of such proceedings and claims will not have a material adverse effect on MDC's financial position, results of operations, liquidity or cash flow.

See Note 5, "Contracts in Process and Inventories," for a discussion of certain risks on fixed price development contracts.




















       70                                         Annual Report Page 52


18.  Operations of MDFS

The condensed financial data presented below have been summarized from the audited consolidated financial statements of MDFS.

     Years Ended December 31              1994       1993       1992
                                         ------     ------     ------
     Earned income                       $ 190      $ 201      $ 256
     Costs and expenses                    154        166        222
     Cumulative effect of accounting
       change                                -          -         (2)
     Net earnings                           13         13         23
     Dividends and other distributions      25          -        103


19.  U.S. Government and Export Sales

Consolidated sales to U.S. Government agencies (including sales to foreign governments through foreign military sales contracts with U.S. Government agencies) amounted to $9.229 billion in 1994, $9.052 billion in 1993, and $9.286 billion in 1992. No other single customer accounted for 10% or more of consolidated revenues in 1994, 1993, or 1992.

Foreign sales by geographical area, of which a portion were through foreign military sales contracts with the U.S. Government, are shown in the table below:

     Years Ended December 31              1994       1993       1992
                                        -------    -------    -------
     North America                      $    59    $    41    $    43
     South America                           24        306        348
     Europe                               2,176      1,000      2,195
     Asia/Pacific                         1,288      1,114      1,561
     Mideast/Africa                         688        944        836
                                        -------    -------    -------
                                        $ 4,235    $ 3,405    $ 4,983
                                        =======    =======    =======

20.   Supplementary Payment Information

     Years Ended December 31              1994       1993       1992
                                        -------    -------    -------
     Interest paid                       $ 313      $ 314      $ 446
     Income taxes paid                     162         84        158


21.   Business Segment Reporting

Selected Financial Data By Industry Segment is presented on page 32.








       71                                         Annual Report Page 53

                   Report of Management Responsibilities



The financial statements of McDonnell Douglas Corporation and consolidated subsidiaries have been prepared under the direction of management in conformity with generally accepted accounting principles and, particularly with respect to long-term contracts and programs, include amounts based upon estimates and judgments. The integrity and reliability of data in these financial statements is the responsibility of management. In the opinion of management, the financial statements set forth a fair presentation of the consolidated financial condition of MDC at December 31, 1994 and 1993, and the consolidated results of its operations for the years ended December 31, 1994, 1993 and 1992.

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



/s/ H. C. Stonecipher
President and Chief Executive Officer


/s/ H. J. Lanese
Executive Vice President and Chief Financial Officer
January 17, 1995

Report of Ernst & Young LLP, Independent Auditors



Shareholders and Board of Directors
McDonnell Douglas Corporation


We have audited the accompanying balance sheet (including the consolidating data for MDC Aerospace and Financial Services) of McDonnell Douglas Corporation and consolidated subsidiaries (MDC) as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of MDC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McDonnell Douglas Corporation and consolidated subsidiaries at December 31, 1994 and 1993, and the consolidated results of MDC's operations and MDC's cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 15 to the consolidated financial statements, in 1992 MDC changed its method of accounting for retiree health care benefits.




/s/ Ernst & Young LLP
St. Louis, Missouri
January 17, 1995



Selected Financial Data by Industry Segment is presented on page 32.











       73                                           Annual Report Page 54


Ten Year Consolidated Financial Summary
------------------------------------------------------------------------------------------------------
(Dollar amounts in millions, except per share data)

------------------------------------------------------------------------------------------------------
December 31 or Years Then Ended          1994      1993      1992       1991       1990       1989
------------------------------------------------------------------------------------------------------
Summary of Operations

Revenues by industry segment:
  Military aircraft                    $ 7,804   $ 6,852   $ 7,238     $ 7,795    $ 7,707    $ 7,484
  Commercial aircraft                    3,155     4,760     6,595       6,752      3,935      3,151
  Missiles, space and
    electronic systems                   1,877     2,575     3,169       2,979      3,188      2,761
  Financial services and other             326       287       352         519        658        534
                                       ----------------------------------------------------------------
Operating revenues                      13,162    14,474    17,354      18,045     15,488     13,930

Earnings (loss) from
  continuing operations                    598       359       698 (a)     357        258 (c)    (30)
  Per share                               5.05      3.06      5.99 (a)    3.11       2.24 (c)   (.26)
Net earnings (loss)                        598       396      (781)(b)     423        306 (c)    219(d)
  Per share                               5.05      3.37     (6.70)(b)    3.68       2.66 (c)   1.91(d)
  As a % of revenues                       4.5%      2.7%                  2.3%       2.0%       1.6%
  As a % of beginning equity              17.5%     13.1%                 12.0%       9.3%       6.9%
Research and development                   297       341       509         429        565        571
Interest expense:
  Aerospace segments                       131        89       309         232        343        335
  Financial services and
     other segment                         118       126       159         221        233        198
Income taxes (benefit)                     322       100       388         258        108        (92)
Cash dividends declared                     65        55        55          53        108        108
  Per share                                .55       .47       .47         .47        .94        .94
-------------------------------------------------------------------------------------------------------
Balance Sheet Information

Cash and cash equivalents              $   421   $    86   $    82     $   229    $   226    $   119
Receivables and property on lease        2,859     2,912     2,866       3,234      4,144      4,372
Contracts in process and
  inventories                            5,806     5,774     7,230       7,273      6,175      5,103
Property, plant and equipment            1,597     1,750     1,991       2,307      2,446      2,474
Total assets                            12,216    12,026    13,781      14,601     14,692     13,160
Notes payable and long-term debt:
  Aerospace segments                     1,272     1,625     2,767       2,324      2,944      2,558
  Financial services and
    other segment                        1,297     1,513     1,474       1,891      2,614      2,338
Shareholders' equity                     3,872     3,413     3,022       3,877      3,514      3,287
  Per share                              33.17     28.93     25.70       33.66      30.57      28.63
Debt-to-equity ratios:
  Aerospace segments                       .36       .52      1.01         .66        .95        .87
  Financial services and other segment    4.14      5.22      5.42        5.25       6.55       6.82
-------------------------------------------------------------------------------------------------------


Ten Year Consolidated Financial Summary (cont.)
-------------------------------------------------------------------------------------------------------
(Dollar amounts in millions, except per share data)

-------------------------------------------------------------------------------------------------------
December 31 or Years Then Ended          1994       1993       1992      1991         1990        1989
-------------------------------------------------------------------------------------------------------
General Information
  Shares outstanding (in millions)       116.7      118.0      117.6      115.2       114.8       114.8
  Shareholders of record                24,479     28,513     34,124     35,039      37,662      33,237
  Personnel                             65,760     70,016     87,377    109,123     121,190     127,926
  Salaries and wages                   $ 3,238    $ 3,464    $ 4,258   $  4,905    $  5,300    $  4,969
  Firm backlog                         $17,503    $19,379    $24,052   $ 30,448    $ 36,544    $ 32,531
  Total backlog                        $29,332    $35,698    $41,806   $ 42,577    $ 52,770   $ 50,230


(a) Includes a gain of $676 million ($5.80 per share) from a postretirement benefit curtailment relating to SFAS No. 106.
(b) Includes a net charge of $860 million ($7.38 per share) related to the initial adoption and subsequent curtailment gain associated with SFAS No. 106.
(c) Includes $376 million earnings ($3.27 per share) from pension settlement.
(d) Includes earnings from the cumulative effect of an accounting change of $179 million ($1.56 per share)







       75                                        Annual Report Page 55


Ten Year Consolidated Financial Summary
---------------------------------------------------------------------------------
(Dollar amounts in millions, except per share data)

---------------------------------------------------------------------------------
December 31 or Years Then Ended           1988      1987       1986       1985
---------------------------------------------------------------------------------
Summary of Operations

Revenues by industry segment:
  Military aircraft                    $ 7,426   $ 7,144     $ 7,049    $ 6,930
  Commercial aircraft                    3,499     2,728       2,493      1,903
  Missiles, space and
    electronic systems                   2,390     2,176       2,040      1,681
  Financial services and other             465       387         317        242
                                       ------------------------------------------
Operating revenues                      13,780    12,435      11,899     10,756

Earnings (loss) from
  continuing operations                    407       347         312        398
  Per share                               3.54      2.87        2.58       3.30
Net earnings (loss)                        350       313         277        346
  Per share                               3.04      2.58        2.29       2.87
  As a % of revenues                       2.5%      2.5%        2.3%       3.2%
  As a % of beginning equity              11.8%     11.0%       10.5%      14.8%
Research and development                   520       567         449        376
Interest expense:
  Aerospace segments                       173       109          95         89
  Financial services and
     other segment                         145       113         105         99
Income taxes (benefit)                     184       164         242        257
Cash dividends declared                     98        94          84         74
  Per share                                .85       .77         .69        .61
---------------------------------------------------------------------------------
Balance Sheet Information
  Cash and cash equivalents            $   107   $    67     $    85    $    83
  Receivables and property on lease      3,745     3,227       2,999      2,638
  Contracts in process and
    inventories                          4,207     3,673       3,154      2,925
  Property, plant and equipment          2,242     2,002       1,700      1,350
Total assets                            11,562    10,327       9,233      8,318
Notes payable and long-term debt:
  Aerospace segments                     1,840     1,596         927        936
  Financial services and
    other segment                        1,770     1,464       1,096        899
Shareholders' equity                     3,186     2,970       2,845      2,635
  Per share                              27.81     25.57       23.38      21.78
Debt-to-equity ratios:
 Aerospace segments                        .64       .59         .35        .38
 Financial services and other segment     5.92      5.25        4.72       5.08
---------------------------------------------------------------------------------


Ten Year Consolidated Financial Summary (cont.)
---------------------------------------------------------------------------------
(Dollar amounts in millions, except per share data)

---------------------------------------------------------------------------------
December 31 or Years Then Ended          1988       1987        1986        1985
--------------------------------------------------------------------------------
General Information
  Shares outstanding (in millions)       114.6      116.1       121.7      121.0
  Shareholders of record                34,310     35,354      37,525     38,959
  Personnel                            121,421    112,400     105,696     97,067
  Salaries and wages                  $  4,399   $  3,913    $  3,561    $ 3,057
  Firm backlog                        $ 26,351   $ 18,890    $ 16,512    $ 16,585
  Total backlog                       $ 40,492   $ 33,102    $ 28,419    $ 23,914


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

Supplemental Information

Quarterly Common Stock Prices and Dividends


     The range of market prices for a share of MDC Common Stock is shown below, by quarters for 1994 and 1993. Prices are as reported in the consolidated transaction reporting system. Stock prices and cash dividends are restated to reflect the three-for-one stock split.

------------------------------------------------------------
                       1994               1993
Quarter           High     Low        High     Low
------------------------------------------------------------

  1st          $40-7/8   $34-1/8    $22-5/8   $   16
  2nd           41-5/8    34-7/8     24-7/8   18-1/8
  3rd           40        36-5/8     30-1/4   22-1/2
  4th           48-5/8    38-1/8     39-1/2   29-3/8

     Cash dividends of $.12 a share were declared for each of the first three quarters in 1994 and for each quarter in 1993. A cash dividend of $.20 a share was declared in the fourth quarter of 1994. The number of holders of MDC Common Stock at January 31, 1995 was 24,654.


Annual Report on Form 10-K

     Shareholders may obtain a copy of MDC's or MDFC's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission by calling 1-800-233-8193 or by writing Shareholder Services Department, Mailcode 1001240, McDonnell Douglas Corporation, P.O. Box 516, St. Louis, MO 63166-0516.


Transfer Agent and Registrar

     Correspondence and questions concerning shareholder accounts, payment of dividends, or transfer of stock should be addressed to:

         First Chicago Trust Company of New York
         Attn: Shareholder Relations Department
         P.O. Box 2500
         Jersey City, NJ 07303-2500
         (201) 324-0498


Stock Exchanges

     McDonnell Douglas Corporation's Common Stock is listed on the New York and Pacific Stock Exchanges (ticker symbol MD) and is traded on these and other exchanges. It is commonly abbreviated in market reports as "McDnD".





       78                                         Annual Report Page 56


                   SUPPLEMENTAL INFORMATION (Continued)
-----------------------------------------------------------------------
(Dollar amounts in millions, except per share data)


Quarterly Results of Operations

     The tables below present unaudited quarterly financial information for the years ended December 31, 1994 and 1993. Gross margin is net of interest expense of the financial services and other segment.


                                         1994
--------------------------------------------------------------
     Quarter                   1st      2nd    3rd      4th
--------------------------------------------------------------

 Revenues                    $2,953  $3,250  $3,461   $3,512
 Gross margin                   501     508     482      541
 Earnings (loss) from
   continuing operations        134     138     161      165
 Net earnings (loss)            134     138     161      165
 Earnings (loss) per share*    1.13    1.17    1.36     1.39


                                       1993
--------------------------------------------------------------
     Quarter                  1st      2nd    3rd      4th
--------------------------------------------------------------

 Revenues                    $3,617  $3,810  $3,428   $3,632
 Gross margin                   469     495     447      128
 Earnings (loss) from
   continuing operations        179     170     142     (132)
 Net earnings(loss)             216     170     142     (132)
 Earnings (loss) per share*    1.84    1.44    1.21    (1.12)

*Restated to reflect three-for-one stock split.

                             ANNUAL REPORT APPENDIX
                      DESCRIPTION OF GRAPHIC MATERIAL OF THE
                          COMPANY'S 1994 ANNUAL REPORT

Annual Report Page 4

(Photo: An MDC technician at work at MDC's "Phantom Works" advanced research and development facility.)

(Quote: In addition to achieving excellent financial results in military aircraft, MDC continued to build a solid base for future success.)

(Chart: Two bar graphs depicting the five-year history of Military Aircraft Segment Revenues and Operating Earnings.)

Annual Report Page 5

(Full-page photo: Seven C-17s stationed at Charleston AFB, South Carolina.)

Annual Report Page 6

(Top photo:  T-45A Goshawk)

(Bottom photo:  F-15E Eagle)

Annual Report Page 7

(Full-page photo:  Three F/A-18s in flight.)

Annual Report Page 8

(Top photo:  AV-8B Harrier II Plus)

(Bottom photo:  MD Explorer)

Annual Report Page 9

(Full-page photo:  Four AH-64 Apaches flying in formation.)

Annual Report Page 10

(Photo: Two members of the flight crew in the cockpit of an MD-11 preparing for flight.)

(Quote: MDC has substantially reduced assembly times and cost - in the face of a steep decline in production rates.)

(Chart: Two bar graphs depicting the five-year history of Commercial Aircraft Segment Revenues and Operating Earnings.)

Annual Report Page 11

(Full-page photo:  An MD-80 and an MD-11 waiting in line for take-off.)

Annual Report Page 12

(Photo:  MD-90 Twin Jet)

(Chart: A bar graph depicting the thirty-five year history of Net World Commercial Aircraft Orders in dollars, and a line graph depicting the thirty-five year history of World Airline Traffic in revenue passenger kilometers.)

Annual Report Page 13

(Full-page photo: The nose of an MD-80 shown in front of the tails of two DC-10s.)

Annual Report Page 14

(Photo:  MD-80 Twin Jet)

(Chart: Two bar charts depicting the five-year history of Commercial Aircraft Market Share of Boeing, Airbus, MDC and Other for Seats
Delivered and Firm Backlog.)

Annual Report Page 15

(Full-page photo: An MD-11 Trijet taking off from Lambert Airport in St. Louis, Missouri.)

Annual Report Page 20

(Photo:  An MDTSC employee discusses progress on the MD-11.)

(Chart: Two bar charts depicting the five-year history of Complementary Businesses Segment Revenues and Operating Earnings.)