Form 10-K, Exhibit 13
period 1995-12-31
MCDONNELL DOUGLAS CORP
filed 1996-03-25
CIK 63917

                                           [Company Pull-Out Section]

MILITARY AIRCRAFT; MISSILES, SPACE, AND ELECTRONIC SYSTEMS

McDonnell Douglas Aerospace is primarily the defense-related operating unit of the McDonnell Douglas Corporation.
McDonnell Douglas Aerospace (Primary Locations)


TACTICAL AIRCRAFT AND MISSILES
St. Louis, Missouri
Employees: 22,200
History: Founded as the McDonnell Aircraft Company in 1939 by James S.
McDonnell.

Markets Served: U.S. and international armed forces.

Products/Services: F-15 Eagle dual-role fighter; multimission F/A-18 Hornet and Super Hornet (in development) strike fighters; AV-8B Harrier II Plus vertical/short takeoff and landing tactical aircraft; T-45 Training System; Harpoon and Standoff Land Attack Missiles; Joint Direct Attack Munition; ACES II ejection seat; training systems, technical support; research and development in aerospace structures, avionics, and systems.


HELICOPTERS
Mesa, Arizona
Employees: 2,800
History: In 1984, McDonnell Douglas purchased Hughes Helicopters, which had been founded in 1934 by Howard R. Hughes Jr.

Markets Served: U.S. and international armed forces; commercial light-helicopter operators; police forces and public-service providers, including air ambulance.

Products/Services: AH-64A Apache and AH-64D Longbow Apache multirole combat helicopters; MD 500 and MD 600 series of light helicopters, featuring the NOTAR[TM] -- or no-tail-rotor -- system for anti-torque and directional control; MD Explorer twin-turbine helicopter with the NOTAR[TM] System.


SPACE AND DEFENSE SYSTEMS
Huntington Beach, California
Employees: 11,200 worldwide (including 5,700 in Huntington Beach)
History: Space and defense systems was formed from portions of the McDonnell and Douglas aircraft companies, which pioneered the development of U.S. space exploration.

Markets Served: U.S. National Aeronautics and Space Administration
(NASA); U.S. military services; international governments and space agencies; U.S. and international commercial-satellite manufacturers. Products/Services: Delta II launch vehicle; Delta III intermediate-class rocket (in development); International Space Station truss structure and major systems; payload integration; Mast Mounted Sight and Thermal Imaging Sensor System.



                                            [Company Pull-Out Section]




C-17 PROGRAM
Long Beach, California
Employees: 8,400
History: Although the C-17 transport aircraft program now operates as a separate unit, the Globemaster III began as part of the Douglas
Aircraft Company. Douglas had produced a number of other military transports, including the Globemaster I and II.

Markets Served: U.S. armed forces. Potential for international armed forces and commercial heavy-cargo transport industry.

Products/Services: C-17 Globemaster III transport aircraft.


C-17 GLOBEMASTER III
--------------------
Cited as the most versatile airlifter in aviation history, the C-17 can fly long distances, land on short, unimproved runways close to the front lines, and deliver heavy cargo. The first U.S. Air Force C-17 squadron was declared operationally ready for service in January 1995. In the summer, the wide-body airlifter demonstrated unprecedented reliability, maintainability, and availability during a rigorous four-week evaluation. In November, the Department of Defense announced plans to procure 80 additional C-17s beyond the 40 for which it previously committed. Under a multiyear agreement, the government would pay at least $16.6 billion for the 80 aircraft. In December 1995, C-17s began a heavy schedule of missions to Bosnia-Herzegovina in support of the international peacekeeping effort there. McDonnell Douglas delivered six C-17s in 1995, when the aircraft was awarded aviation's prestigious Collier Trophy. A number of international customers have expressed interest in the Globemaster III. A commercial version, the MD-17, will address a niche market for the delivery of outsize cargo -- such as large pieces of oil rigs or construction equipment.

Propulsion: Four Pratt & Whitney F117-PW-100 series turbofans, each producing 40,700 lb. of thrust and equipped with directed-flow thrust reversers that enable the C-17 to land on short runways and to back up while fully loaded.

Dimensions:  Length 174 ft. (53 m.); height 55 ft. (16.8 m.);
wingspan 170 ft. (51.8 m.).
Maximum Payload:  169,000 lb. (76,658 kg.)
Crew:  Two pilots, one loadmaster.











                                            [Company Pull-Out Section]

F/A-18 HORNET
-------------
The F/A-18 is a multimission aircraft, known as a strike fighter. It is flown by the U.S. Navy/Marine Corps and the air forces of Canada, Australia, Spain, Kuwait, Finland, and Switzerland. It is the first tactical aircraft designed from its inception to carry out both air-to-air and air-to-ground missions, to operate reliably, and to be easy to maintain even during long periods flying from aircraft carriers in the corrosive environment at sea. Production began in 1977. The upgraded Night Strike F/A-18C/D, introduced in 1989, enables crews to fly and fight at night and in adverse weather, with improved survivability and the ability to deliver a greater range of precision-guided weapons. In 1995, McDonnell Douglas delivered 43 F/A-18C/Ds, including the first 7 of Finland's 64 Hornets. The first of 34 Swiss Hornets was delivered in January 1996. Malaysia will begin taking delivery of its eight Hornets in October 1996. In 1995, Thailand declared its interest to the U.S. government in procuring eight F/A-18s.

Propulsion: In the F/A-18C/D, two General Electric F404-GE-402 engines, delivering 35,400 lb. of combined thrust (17,700 lb. each).

Dimensions:  Length 56 ft. (17.1 m.); height 15.3 ft. (4.7 m.);
wingspan 40.4 ft. (12.3 m.).

Maximum Payload:  Up to 14,900 lb. (6,757 kg.) externally.
Crew:  One in F/A-18A and C; two in F/A-18B and D.


F/A-18E/F SUPER HORNET
----------------------

The F/A-18E/F Super Hornet will be the centerpiece of U.S. naval aviation as the 21st century unfolds. Now in development and testing, it is scheduled to enter operational service with the U.S. Navy in 2001. The Super Hornet adds greater range and payload-carrying ability, improves the Hornet's benchmark reliability and maintainability, and allows for the extensive integration of new systems and technologies. It also incorporates stealth and other features to improve survivability significantly. The first flight was in November 1995. The Navy began flight testing the first two developmental aircraft in early 1996. The Department of the Navy plans to purchase 1,000 aircraft -- at an estimated program cost of $89 billion -- through 2015. McDonnell Douglas is the prime contractor and Northrop Grumman the principal subcontractor for all versions of the F/A-18.

Propulsion: Two General Electric F414 turbofan engines, producing 44,000 lb. of combined thrust (22,000 lb. each).
Dimensions:  Length 60.3 ft. (18.4 m.); height 16 ft. (4.9 m.);
wingspan 44.9 ft. (13.7 m.).
Maximum Payload:  Up to 17,750 lb. (8,051 kg.) externally.
Crew: One in F/A-18E; two in F/A-18F.






                                            [Company Pull-Out Section]

AV-8B HARRIER II PLUS
---------------------
The AV-8B Harrier II -- a combat aircraft designed for vertical/short takeoffs and landings -- can operate where other fixed-wing aircraft cannot. McDonnell Douglas and British Aerospace jointly developed the Harrier II in the early 1980s for the U.S. Marine Corps and the British Royal Air Force. Designed to provide fast and effective interdiction and close air support to forces on the ground, it can hover and land in confined spaces. The radar-equipped Harrier II Plus configuration makes the aircraft even more accurate and versatile. Assembly of newly manufactured Harrier II Pluses by Spain and Italy -- partners with the United States in the development of this upgraded aircraft -- continues through the decade. Through the Marine Corps' remanufacturing program, 73 day-attack Harrier IIs now in the fleet are being converted to Harrier II Plus radar/night-attack aircraft. Remanufactured Harriers gain a new service life at two-thirds the cost of an all-new aircraft. The Harrier II Plus had three first-flight milestones in 1995 -- the first aircraft assembled by Alenia of Italy, the first aircraft assembled by Construcciones Aeronauticas S.A. (CASA) of Spain, and the U.S. Marine Corps' first remanufactured Harrier II Plus, assembled in the United States.

Propulsion: One Rolls Royce F402-RR-408 turbofan engine, delivering 23,800 lb. of thrust.

Dimensions:  Length 47.8 ft. (14.6 m.); height 11.6 ft. (3.5 m.);
wingspan 30.3 ft. (9.2 m.).
Maximum Payload:  11,795 lb. (5,350 kg.) externally.
Crew:  One (two in TAV-8B trainer).


F-15 EAGLE
----------
The F-15 (A, B, C, and D versions) was originally designed for the U.S. Air Force as the world's premier air-superiority fighter. One of its latest versions, the F-15E Strike Eagle, added the capability for long-range, precision air-to-surface interdiction, making the Eagle the USAF's most capable fighter-bomber. It can operate around the clock and in any type of weather. F-15 production, which began in 1972, has been extended into 1999 by orders for 72 F-15S aircraft for Saudi Arabia and 25 F-15I aircraft for Israel. Four F-15S Eagles were delivered in 1995. The U.S. government is planning to procure six attrition replacement F-15Es for the U.S. Air Force in fiscal year 1996 and is providing advance procurement for six aircraft in fiscal year 1997.

Propulsion: Two Pratt & Whitney F100-PW-100/220s (25,000 lb. thrust each) in F-15 C/D; two F-100-PW-220/229s (29,000 lb. thrust each) in F-15E. The General Electric F110-GE-129 (29,000 lb. thrust) is being qualified for future F-15 programs.

Dimensions:  Length 63.8 ft. (19.4 m.); height 18.6 ft. (5.7 m.);
wingspan 42.8 ft. (13 m.).

Maximum Payload: Up to 23,000 lb. (10,433 kg.) in F-15C/D; up to 19,000 lb. (8,618 kg.) in F-15E (with conformal fuel tanks).


                                            [Company Pull-Out Section]

Crew:  One in F-15A and C; one or two in F-15B and D trainers;
two in tactical F-15E.


T-45 TRAINING SYSTEM (T45TS)
---------------------------
The first totally integrated training system developed for and used by the U.S. Navy, the system includes the T-45A Goshawk training aircraft, advanced flight simulators, academics, computer-assisted instructional programs, a computerized training-integration system, and a contractor logistics support package. McDonnell Douglas and British Aerospace share production of the T-45A. Hughes Training Inc. is the principal subcontractor for the simulators. Training in the T45TS began in January 1994, with graduates of the first class earning their wings in October 1994. Plans call for about 200 T-45A Goshawks to be delivered to the Navy. Fifteen were delivered in 1995. The U.S. government plans to procure 12 in fiscal year 1996.

Propulsion: One Rolls Royce F405-RR-401 Adour turbofan engine, producing 5,845 lb. of thrust.

Dimensions:  Length 39.3 ft. (12 m.); height 13.5 ft. (4.1 m.);
wingspan 30.8 ft. (9.4 m.).

Crew:  Two -- one instructor and one student pilot.


AH-64 APACHE
-------------
The U.S. Army's four-bladed AH-64 Apache is the newest and most advanced multimission helicopter in the U.S. inventory. The AH-64D Longbow Apache fires its weapons more accurately from longer ranges, fires more sophisticated weapons, and fights even more effectively than the AH-64A, day or night and in adverse weather. The Longbow Apache completed a three-month initial operational test and evaluation program in 1995. Beginning in mid-1996, U.S. Army AH-64As will be remanufactured into Longbow Apaches. Two international customers selected the Longbow Apache in 1995 -- the Netherlands, which will purchase 30 for its Royal Air Force, and the United Kingdom, which plans to order 67. McDonnell Douglas delivered 36 Apaches in 1995.

Propulsion:  Two General Electric T700-GE-701C turbine engines.
Dimensions:  Length 58.2 ft. (17.7 m.); Apache height 15.2 ft.
(4.6 m.), Longbow Apache height 16.25 ft. (5 m.); main rotor diameter 48 ft. (14.6m.).

Maximum Payload: Apache 9,950 lb. (4,510 kg.); Longbow Apache 10,570 lb. (4,795 kg.).

Crew:  One pilot and one co-pilot.







                                            [Company Pull-Out Section]




MD 500
-------
Descended from the U.S. Army's OH-6A Cayuse, MD 500 Series helicopters, including the MD 500E, the MD 530F and the MD 520N, are among the fastest, lightest, and most advanced light rotorcraft in service. Primarily considered civil helicopters, they also are available in military "Defender" configurations. The five-place
MD 520N features the revolutionary NOTAR[TM] -- or no-tail-rotor -- anti-torque system, which makes it the quietest helicopter in the world and adds a greater margin of safety and noise reduction for pilots, passengers, and ground crews. The MD 500 Series features a five-bladed main rotor. McDonnell Douglas delivered 27 helicopters of this series in 1995.

Propulsion:  One Allison Model 250-C20R gas turbine.*

Dimensions:  Length 32.1 ft. (9.8 m.); height 9.7 ft. (2.9 m.);
main rotor diameter 27.4 ft. (8.3 m.)*

Useful Load: 2,364 lb. (1,072 kg.)*
*All specifications are for the MD 520N. Engines, dimensions, and useful load vary from model to model.


MD 600N
-------
The latest derivative to arise out of the MD 500 Series is the seven- to eight-place MD 600N. Its first year's production was sold out on the day it was introduced to prospective commercial customers in January 1995. The high-performance, large-cabin MD 600N features a six-bladed main rotor, the NOTAR[TM] anti-torque system, a more powerful engine, and a more powerful drive system. It offers lower operating costs, greater lifting capability, larger aft cabin, increased speed, lower noise, and enhanced safety. The first flight of the first production prototype aircraft took place in December 1995. A phase of rigorous testing is expected to lead to Federal Aviation
Administration certification in 1996. First deliveries will follow immediately afterward.

Propulsion:  One Allison Model 250-C47 gas turbine.

Dimensions:  Length 36.9 ft. (11.2 m.); height 9.7 ft (2.9 m.);
main rotor diameter 27.5 ft. (8.4 m.).

Useful load:  2,750 lb. (1,247 kg.).










                                            [Company Pull-Out Section]

MD EXPLORER
------------
The MD Explorer is the first all-new commercial helicopter in its class to receive FAA certification in more than a decade. Twelve were delivered in 1995. The eight-place, twin-engine, five-bladed helicopter incorporates the NOTAR[TM] anti-torque system and is used in air-medical, corporate, utility, law-enforcement, offshore, and other roles. The MD Explorer is the first rotorcraft to combine several major new technologies: It uses the first all-composite, bearingless main rotor, flexbeam, and blade system; it is the first helicopter with composite materials making up a major portion of its primary structure; and it is the first commercial helicopter with a liquid-crystal instrument display system. A militarized version, the Military Explorer -- which made its debut at the 1995 Paris Air
Show -- can be configured for utility, medevac, or troop-transport assignments.

Propulsion:  Two Pratt & Whitney 206A gas turbines.

Dimensions: Length 38.8 ft. (11.8 m.); height 12 ft. (3.7 m.); main rotor diameter 33.8 ft. (10.3 m.).

Useful Load:  3,635 lb. (1,649 kg.).


DELTA II
--------
The Delta II medium rocket is the world's most reliable satellite launch vehicle. A continuously improved version of the Delta rockets that McDonnell Douglas has built and launched since 1960, the Delta II's lifetime success rate is greater than 95 percent.

Dimensions:  Height 125 ft. (38.1 m.); diameter 8 ft. (2.4 m.).

Payload Capacity: 4,100 lb. (1,860 kg.) to geosynchronous transfer orbit.


DELTA III
---------

McDonnell Douglas announced the development of Delta III -- the latest addition to the Delta family of launch vehicles -- in May 1995. An intermediate-class rocket that builds upon the Delta II's success, Delta III will deliver more than twice the lifting power. Its payload range is one for which customer needs are growing, with the greatest concentration of commercial and government satellites. Hughes Space and Communications International Inc. is the initial customer; the first launch is planned for 1998.

Dimensions: Height 128.2 ft. (39.1 m.); upper-stage diameter 13.1 ft. (4 m.); lower-stage diameter 7.8 ft. (2.4 m.).

Payload Capacity: 8,400 lb. (3,810 kg.) to geosynchronous transfer orbit.



                                         [Company Pull-Out Section]

DELTA CLIPPER
-------------

The Delta Clipper-Experimental (DC-X) is a rapidly prototyped, single-stage, fully reusable rocket that takes off and lands vertically. In 1995, the DC-X completed a series of eight low-altitude flight tests, which confirmed that a single-stage rocket can fly successive missions with no more maintenance than that required by airplanes. In 1996, the vehicle is being modified for use as NASA's DC-XA (advanced) test bed. DC-XA flight tests, expected to begin in spring 1996, will enable early proof testing of selected critical components and structures technology for NASA's X-33 program -- the next step toward a fully orbital reusable launch vehicle that could replace the space shuttle.

Dimensions: Height 40 ft. (12.2 m.); 13.5 ft. (4.1 m.) across base heat shield.


SPACE STATION
--------------

As a major subcontractor on the International Space Station, McDonnell Douglas is developing and building five integrated truss segments, along with major systems. McDonnell Douglas also will provide other hardware and software elements, including the mobile transporter used to support assembly and operations on orbit, pressurized mating adapters used to dock the space shuttle to the station, and outfitting for pressurized nodes that connect laboratory and habitation modules. The space agencies of the United States (NASA), Europe, Canada, Japan, and Russia are participating in the program. The first two launches of hardware are planned for late 1997.


HARPOON
-------
After more than 20 years of service, the AGM 84A/C/D Harpoon is still deployed as the U.S. Navy's primary anti-ship missile and has been ordered by 23 international customers. It can be launched from aircraft, surface ships, submarines, and land-based installations.


STANDOFF LAND ATTACK MISSILES
-----------------------------
A derivative of the Harpoon, the AGM 84E Standoff Land Attack Missile
(SLAM) is the U.S. Navy's only air-launched, precision-guided standoff missile system in production. In March 1995, the Navy awarded
McDonnell Douglas a $91.6 million contract to develop the SLAM
Expanded Response (SLAM ER). This retrofit program upgrades existing SLAMs for longer range, greater effectiveness, more resistance to jamming, and easier mission planning.







                                         [Company Pull-Out Section]

JOINT DIRECT ATTACK MUNITION
----------------------------
In October 1995, McDonnell Douglas won a $63 million U.S. Department of Defense competition for development of the Joint Direct Attack Munition (JDAM). Production orders could total about $4 billion over the next two decades. JDAM is a guidance kit that converts existing 1,000-pound and 2,000-pound unguided, free-falling bombs into precision-guided "smart" munitions that can autonomously strike targets in all weather conditions. JDAM also minimizes collateral damage while leaving strike aircraft crews less exposed to hostile fire.


C4I SYSTEMS
-----------
McDonnell Douglas's command, control, communications, computers, and intelligence (C4I) work encompasses information warfare, airborne surveillance and detection, and maritime warfare systems. McDonnell Douglas's multisensored Thermal Imaging Sensor System (TISS) provides U.S. Navy surface ships with the capability to detect floating mines, speedboats, and swimmers in reduced visibility. The unit's Mast Mounted Sight, the precursor to TISS, is in operation on nearly 500 helicopters and ships worldwide.


COMMERCIAL AIRCRAFT
-------------------

The Douglas Aircraft Company is the commercial aircraft component of the McDonnell Douglas Corporation.

Douglas Aircraft Company
Long Beach, California
Employees: 11,000
History: Since its founding in 1920 by Donald W. Douglas, the company has delivered more than 45,000 airplanes, including the long line of Douglas Commercial (DC) and McDonnell Douglas (MD) models. In 1995, the Douglas Aircraft Company celebrated its 75th anniversary and commemorated the DC-3 airliner's 60th year of service.

Markets Served: Passenger airlines and freight-shipping services. Products/Services: MD-11 wide-cabin trijet; MD-80 midsize twin jet; MD-90 advanced technology, midsize twin jet; MD-95 advanced technology twin jet (in development).














                                           [Company Pull-Out Section]

MD-11
-----
Nearly 150 of aviation's most advanced wide-cabin trijets have been delivered to customers around the world. Delivery began in 1990. The MD-11 is the only aircraft of its type available in four models -- passenger, all freighter, convertible freighter (which can be quickly reconfigured to carry either passengers or freight), and "combi"
(which carries both passengers and freight on the main deck and additional freight below). Although outwardly similar to the DC-10, the MD-11 is larger and features advanced aerodynamics, propulsion, aircraft systems, cockpit systems, and interior design. These advances contribute to optimum performance and operating economy. Delivery of an extended-range version -- the MD-11ER for routes up to 8,280 statute mi. (13,323 km.) -- is scheduled to begin at the end of the first quarter of 1996.

Engines:  Three, with three available options -- General Electric
CF6-80C2 at 61,500 lb. thrust each; Pratt & Whitney 4460 at 60,000 lb. thrust each; or Pratt & Whitney 4462 at 62,000 lb. thrust each.

Dimensions: Length 200.8 ft. (61.2 m.); height 57.8 ft. (17.6 m.); wingspan 169.5 ft. (51.7 m.).

Capacity: Passenger version -- 233 to 410, depending on seating configuration (300 nominal); freighter version -- 23,932 cubic ft. of cargo.

Range: 4,550 to 8,280 statute mi., depending on model and total gross takeoff weight.


MD-80
-----
The MD-80 is a highly reliable twin jet. More than 1,100 have been delivered since it entered service in 1980. The MD-80 features commercial aviation's first digital flight-guidance system. It is available in five models -- the MD-81, MD-82, MD-83, MD-88, and the smaller MD-87.

Engines: Two Pratt & Whitney JT8D-200s at 18,500 to 21,000 lb. of thrust each.

Dimensions:  Length 147.8 ft. (45 m.); height 29.6 ft. (9 m.); wingspan
107.8 ft. (32.9 m.). MD-87 length 130.4 ft. (39.7 m.).

Capacity:  150 to 172 passengers.
MD-87 capacity 130 to 139.

Range: 1,500 to 3,260 statute mi. (2,414 to 5,245 km.), depending on model and configuration.








                                           [Company Pull-Out Section]

MD-90
------
The MD-90 series of twin jets is a family of advanced midsize, medium-range airliners designed to be technically and economically competitive well into the 21st century. The aircraft entered revenue service in April 1995. The MD-90 is the quietest large commercial jetliner in the skies, with engines also designed for fuel efficiency and reduced exhaust emissions.

Engines: Two International Aero Engines V2500s, delivering 25,000 lb. of thrust each.

Dimensions: Length 152.6 ft. (46.5 m.); height 30.6 ft. (9.3 m.); wingspan 107.8 ft. (32.9 m.).

Capacity:  153 to 172.

Range: 2,400 to 3,205 statute mi. (3,862 to 5,169 km.), depending on model and configuration.


MD-95
-----

The MD-95 family of twin-jet airliners was launched in 1995 to serve the market for aircraft carrying about 100 passengers. ValuJet Airlines is the launch customer, and the first delivery is scheduled for 1999. The MD-95 is designed to operate economically on high-frequency, short- to medium-range routes such as those now flown by hundreds of DC-9s and similar aircraft. Like all McDonnell Douglas twin jets, the MD-95 features popular five-across coach-class seating and incorporates an all-new interior, with illuminated handrails and larger overhead baggage racks. The two-person cockpit features advanced technology systems developed for the MD-90. The MD-95 also continues the environmental tradition of the MD-90 with reduced fuel consumption, reduced exhaust emissions, and significantly lower sound levels compared to similar-size aircraft now in service. Additional models -- including an extended-range version and a 127-passenger model -- are planned, with an 80-passenger commuter derivative under study.

Engines: Two BMW/Rolls-Royce BR715s, delivering 18,500 to 21,000 lb. of thrust each.

Dimensions:  Length 124 ft. (37.8 m.); height 29.3 ft. (8.9 m.);
wingspan 93.3 ft. (28.4 m.).

Capacity:  106 (nominal D can vary depending on configuration).

Range:  1,781 statute mi. (2,866 km.); 2,304 statute mi. (3,707 km.)
for extended-range model with optional auxiliary fuel tanks.







                                               [Annual Report Page 22]


Management's Discussion and Analysis of Financial
Condition and Results of Operations


   The following discussion should be read in conjunction with the consolidated financial statements and notes thereto beginning on page 31, which are incorporated herein by this reference.


Overview

   McDonnell Douglas (the Company) reported improved earnings for 1995, prior to the recognition of an accounting charge related to the MD-11 trijet program. The military aircraft segment again led the way with record operating earnings. Total revenues in 1995 increased 9 percent over 1994. Cash flow remained strong, and McDonnell Douglas finished 1995 with more cash than in any of the last 10 years. There were other significant accomplishments in 1995. After the C-17 Globemaster III passed a 30-day Reliability, Maintainability, and Availability Evaluation (RM&AE) with high marks, the U.S. Department of Defense announced plans to procure 80 more C-17s. The F/A-18 E/F completed its first flight, and the program continued on budget, on schedule, and below the weight specification. The Apache helicopter program received commitments from the Netherlands and the United Kingdom. A new 100-seat airliner, the MD-95, was launched with a 100-aircraft order (50 firm and 50 options)from ValuJet Airlines Inc.


Results of Operations

   McDonnell Douglas revenues for 1995 were $14.332 billion, a 9 percent increase over 1994 revenues of $13.176 billion. The 1995 revenues were comparable with the 1993 level. The 1995 increase was associated with more commercial aircraft deliveries and increased military segment revenue. The 1994 decrease from 1993 resulted principally from fewer commercial aircraft deliveries and lower volume on the downsized Space Station and several missile and electronic systems programs.

   Excluding the effect of the accounting charge related to the MD-11 trijet, McDonnell Douglas had 1995 profit of $707 million, an 18 percent improvement over the 1994 earnings of $598 million. Military aircraft operating earnings were at a record level for 1995, surpassing the previous record year, 1994, by 28 percent. Earnings in 1993 totaled $396 million, and included gains from discontinued operations of $37 million and from a postretirement benefit curtailment of $43 million. Earnings in 1993 also included $158 million associated with successful resolution of tax issues and a $450 million pretax charge associated with the C-17 program.

Military Aircraft

   Operating revenues in the military aircraft segment increased 5 percent in 1995, following a 14 percent increase in 1994. Higher volume in the F/A-18 program from production rate increases contributed to each year's increase. More activity on the F-15 program in 1995 and the C-17 program in 1994 also contributed to revenue growth.

   The military aircraft segment reported record operating earnings of $905 million in 1995. Improved earnings in the C-17 and F-15 programs led the way in 1995. Almost all of the C-17 activity in 1995 was associated with ongoing production lots, as relatively minor activity remained on the development and initial-production lots. The F-15 earnings improvement was principally a result of volume increases. Award fees on the C-17 and F/A-18 programs also contributed to the 1995 improvement. Operating margins in the segment exceeded 11 percent in 1995, compared with 9 percent in 1994. Operating earnings in this segment were $708 million in 1994 and $533 million in 1993, before the 1993 earnings amount was reduced by a pretax loss provision of $450 million on the C-17 program. The 1994 C-17 operating earnings were lower than in 1995, and included cost growth in the development and initial-production lots, reduced cost estimates associated with the 1993 omnibus settlement, and comparatively lower earnings on ongoing production lots. The 1993 charge of $450 million reflected the estimated impact of the C-17 omnibus settlement with the DOD and other increases in the estimated remaining cost on the development and initial-production contracts. For additional information regarding Government claims and inquiries on the C-17 program, see also "Government Business Audits, Reviews, and Investigations," page 28.


Commercial Aircraft

   Operating revenues in the commercial aircraft segment increased 23 percent in 1995 after a 34 percent decline in 1994. Aircraft deliveries in 1995 exceeded the 1994 level, but were lower than deliveries in 1993. McDonnell Douglas delivered 18 MD-80 and 14 MD-90 twin jets in 1995, compared with 22 MD-80 twin jets in 1994 and 42 MD-80 twin jets (including 8 under lease arrangements) in 1993.
McDonnell Douglas delivered 18 trijets in 1995, compared with 17 in 1994, and 36 (including 3 under lease arrangements) in 1993. Current commercial aircraft production plans for 1996 anticipate MD-80/90 twin-jet


                                            [Annual Report Page 23]


deliveries in the high 30s, with twice as many deliveries of MD-90 as MD-80s. MD-11 trijet deliveries in 1996 are expected to be in the low teens to mid teens.

   The commercial aircraft segment had operating earnings of $39 million in 1995, prior to a charge related to the MD-11 trijet, discussed below. That compares with operating earnings of $47 million in 1994 and $40 million in 1993.

   Prior to October 1, 1995, production and tooling costs for the MD-11 program were charged to cost of sales based on the estimated average unit cost for the program. The estimated average unit costs were based on cost estimates of a 301-aircraft program. The costs incurred per unit in excess of the estimated average unit cost were deferred, to be recovered by production and sale of lower-than-average-cost units. In applying the program-average method, the Company estimated (a) the number of units to be produced and sold in the program, (b) the rate at which the units were expected to be produced and sold and thus the period of time to accomplish that, and (c) selling prices, production costs, and the gross profit margin for the total program. The gross profit margin for the MD-11 was unchanged from 1993 through September 30, 1995. After deducting period costs, the MD-11 program operated at a loss during this period.

   Effective October 1, 1995, McDonnell Douglas changed its accounting for cost of sales on the MD-11 aircraft program from the program-average cost basis to the specific-unit cost basis. At the same time, the Company revalued MD-11 program support costs, which previously were included in inventories, consistent with the program-average cost concept. MD-11 program support costs are now allocated to current production. This change to the specific-unit costing method for the MD-11 program was made in recognition of production rates, existing order base, and length of time required to achieve program deliveries and thus, the resultant increased difficulty - which became apparent in the fourth quarter of 1995 - in making the estimates necessary under the program-average method of accounting. Because the effect of this change in accounting principle was inseparable from the effect of the change in accounting estimate, the change was accounted for as a change in estimate. As a result, the Company recorded a noncash charge to operations of $1,838 million in the 1995 fourth quarter.


   The $1,838 million MD-11 noncash charge included (a) net deferred production costs, which as of September 30, 1995, totaled $1,002 million; (b) a portion of unamortized tooling, which as of September 30, 1995, totaled $243 million; (c) estimates of costs to complete already delivered MD-11 aircraft, which as of September 30, 1995, had been deducted from deferred production costs to arrive at the net amount of $1,002 million; (d) certain sustaining engineering, planning, training, publication, and other MD-11 program support costs, which as of September 30, 1995, had been included in inventories; and (e) miscellaneous inventory and other MD-11 associated items.

   Operating earnings in the commercial aircraft segment, excluding the $1,838 million MD-11 charge, reflect MD-11 earnings on a program-average cost basis through September 30, 1995, and on a specific-unit cost basis for the last quarter of 1995. Profits from the MD-11 in the 1995 fourth quarter under the new method were offset in part by a write-off of MD-80 inventory amounts.

   Before period costs, MD-11 operating margins in 1996 are expected to be minimal. Increased per-unit support costs as determined under the revised allocation basis, coupled with certain deliveries expected to be accounted for as operating leases rather than sales, and with substantial price competition, are expected to produce near-term downward pressure on operating margins.

   Reduced development costs contributed to the segment's continued profitability in both 1995 and 1994. Development expenditures decreased $14 million in 1995 after a $27 million decrease in 1994. The lower costs in 1995 and 1994 principally related to a trend of reduced spending on the MD-90 twin jet, which received certification in the 1994 fourth quarter. Development costs are expected to increase in this segment during 1996, as activity on the recently launched MD-95 twin jet accelerates.

Missiles, Space, and Electronic Systems

   Operating revenues in the missiles, space, and electronic systems segment remained constant in 1995, after declining 27 percent in 1994 from 1993 levels. Higher 1995 revenues in Space Station and Delta programs were offset by decreased volume in the higher-margin Tomahawk missile program. Decreased revenues in 1994 were attributable to lower volume on the downsized Space Station and several missile and electronic systems programs.

   Operating earnings in the missiles, space, and electronic systems segment were $198 million in 1995, down from $262 million in 1994, and down



                                             [Annual Report Page 24]


from record 1993 earnings of $338 million. Increased spending on the Delta III, a launch vehicle under development, and increased costs related to the closing of a Florida missile facility contributed to lower earnings for 1995. The lower earnings in 1994 as compared with 1993 were driven by reduced volume. Operating margins in this segment were comparable in 1994 and 1993. The electronic systems programs' 1993 results included $70 million in pretax loss provisions recorded as a result of difficulties in several programs. In addition, 1993 earnings included a $20 million bonus earned for achieving 100 percent launch success on a Delta Global Positioning Satellite contract for the U.S. Air Force.

Financial Services and Other

   Operating revenues in the financial services and other segment increased to $334 million in 1995, compared with $326 million in 1994 and $287 million in 1993. Operating earnings of the segment were $61 million in 1995, compared with $50 million in 1994 and $31 million in 1993. These 1995 operating earnings were at their highest level in the last five years. Operating earnings in this segment have grown in each of the last two years as a result of increased volume in selective markets. Operating earnings of the financial services and other segment are reduced by interest expense, an operating expense of that segment.


Interest Expense

   Interest expense related to aerospace segments was $139 million in 1995, $141 million in 1994, and $224 million in 1993, after excluding from each year reversal of interest associated with the resolution of tax issues. Interest expense was reduced by $23 million in 1995, $10 million in 1994, and $135 million in 1993 associated with resolving these tax issues. The 1994 interest expense decrease from 1993 reflected lower debt levels. See Note 9, "Income Taxes," page 42.

   Interest expense in the financial services and other segment decreased 8 percent in 1995 and 6 percent in 1994 from prior year's levels. The decreases were a result of the refinancing of high coupon debt to lower rates.


   The Company settled certain state tax issues in 1995, resulting in net earnings of $35 million, of which $14 million ($23 million pretax) related to reductions in accrued interest. The Company settled certain accounting method and tax credit issues with the Internal Revenue Service (IRS) in 1993 and 1994 in connection with the IRS audit of the years 1986 through 1989. The resolution of these issues resulted in net earnings of $158 million in 1993, of which $83 million ($135 million pretax) related to reductions in accrued interest. Issues resolved in 1994 resulted in net earnings of $21 million, of which $6 million ($10 million pretax) related to reductions in accrued interest. See Note 9, "Income Taxes," page 42.


Liquidity

   Debt and Credit Arrangements. McDonnell Douglas has in place a number of credit facilities with banks and other institutions. At December 31, 1995, the Company had a revolving credit agreement (RCA) under which it could borrow up to $1.75 billion through June 2000. The RCA was amended and restated during the second quarter of 1995. It now provides for a $500 million increase in the amount that may be borrowed and a two-year extension from the original July 1998 termination date. There were no amounts outstanding under the credit agreement at December 31, 1995.

   In 1992, McDonnell Douglas commenced an offering of up to $550 million aggregate principal amount of its medium-term notes pursuant to a shelf registration filed with the Securities and Exchange
Commission (SEC). As of December 31, 1995, $198 million of securities registered under the shelf registration remain unissued.

   The Company also has an agreement with a financial institution to sell a participation interest in a designated pool of government and commercial receivables, with limited recourse, in amounts up to $300 million. As of December 31, 1995, no receivable interests were sold. See Note 3, "Accounts Receivable," page 38.

   Amounts available under the RCA, medium-term note program, and the receivables program discussed above may be used to meet cash requirements. The Company believes that it has sufficient sources of capital to meet anticipated needs.

   During 1995, rating agencies raised and/or affirmed their ratings of McDonnell Douglas and McDonnell Douglas Finance Corporation (MDFC) debt. Moody's Investors Service Inc. (Moody's) raised its ratings of McDonnell Douglas and MDFC senior debt to Baa-2 from Baa-3, and upgraded the short-term debt rating for commercial paper to Prime-2 from

                                         [Annual Report Page 25]

Prime-3. Moody's also raised ratings on MDFC subordinated debt to Baa-3 from Ba-2. MDFC short-term debt rating for commercial paper was upgraded to Prime-2 from Prime-3. Duff & Phelps Credit Rating Company raised its rating of McDonnell Douglas and MDFC senior debt to BBB+ from BBB. MDFC's subordinated debt was also raised to BBB from BBB-.

   Shareholder Initiatives. On October 28, 1994, the Company's Board of Directors authorized a stock repurchase plan that authorizes McDonnell Douglas to purchase up to 18 million shares, or about 15 percent of its then-outstanding common stock. Although funds are available under existing debt agreements, the Company intends to continue to use excess cash flow to fund the stock repurchase program and does not expect the program to affect negatively the Company's ability to fund capital spending, research and development, or acquisitions. Through December 31, 1995, the Company had acquired 7.1 million shares, or about 6 percent of its common stock, at a cost of $422 million.

   On January 26, 1996, the Company's Board of Directors authorized a 20 percent increase in the quarterly dividend and a two-for-one split of the common stock. The quarterly dividend was increased from 20 cents per share to 24 cents per share, payable on April 1, 1996, to shareholders of record on March 1, 1996. The stock split is subject to approval (at the annual meeting of shareholders on April 26, 1996) of an increase in the Company's authorized common stock from 200 million to 400 million shares with a par value of one dollar per share. If the increase in the number of authorized shares is approved, shareholders of record at the close of business on May 10, 1996, would be entitled to receive on May 31, 1996, an additional stock certificate representing one additional common share for each share of common stock held.

   Aerospace Cash & Cash Equivalents. Although aerospace debt remained steady at less than $1.3 billion, aerospace cash and cash equivalents increased to $784 million at December 31, 1995. This 1995 cash and cash equivalent balance exceeds the balance in any of the last 10 years. The increase in cash and cash equivalents in 1995 reflects strong cash flow from operations and also reflects receipts related to the 1993 C-17 omnibus settlement, even after cash was used to repurchase shares under the stock repurchase plan.

   Development Programs. In October 1995, McDonnell Douglas launched the MD-95, a 100-seat medium-range airliner. Initial deliveries of the MD-95 to ValuJet Airlines Inc. are scheduled in 1999. In addition, in May 1995, McDonnell Douglas announced the development of the Delta III, its newest expendable launch vehicle. The MD-95 twin jet and the Delta III launch vehicle will require investments in development, inventory, and tooling during the next several years, which the Company intends to fund with excess cash flow or from resources available under its existing credit agreements.

   Commercial Aircraft Financing. If difficulties recur in the commercial airline industry, airlines may decline deliveries of aircraft, request changes in delivery schedules, or default on contracts for firm orders. Aircraft delivery delays or defaults by commercial aircraft customers not anticipated by the Company could have a negative short-term impact on cash flow. During recent years, several airlines filed for protection under the Federal Bankruptcy Code or became delinquent on their obligations for commercial aircraft. As indicated in Note 16, "Commitments and Contingencies," page 48, the Company also has outstanding guarantees of $615 million related to the marketing of commercial aircraft. The Company does not believe that the existence of such guarantees, after considering residual values, or delays or defaults by commercial aircraft customers, will have a material adverse effect upon its earnings, cash flow, or financial position.

   McDonnell Douglas has made lease, loan principal, and interest payments totaling $65 million and has tentatively agreed to make certain additional loan principal payments through January 1998 on behalf of Viacao Aerea Rio-Grandense, S.A. (Varig). In addition, Trans World Airlines Inc. (TWA), the Company's largest aircraft-leasing customer, completed a restructuring via a prepackaged reorganization plan confirmed by the U.S. Bankruptcy Court in August 1995. Neither unexpected delays in payments from Varig nor the effects of the TWA reorganization are expected to have a material adverse effect on earnings, cash flow, or financial position of the Company. See Note 16, "Commitments and Contingencies," page 48, for a further discussion of Varig and TWA.

   The Company, including MDFC, has also made offers totaling $1,642 million to arrange or provide financing for ordered but undelivered aircraft. The Company does not anticipate that the existence of such financing offers will have a material adverse effect on earnings, cash flow, or financial position. See also Note 16, "Commitments and Contingencies," page 48.




                                             [Annual Report Page 26]


   Capital Expenditures. The Company's capital expenditures were $143 million in 1995, $112 million in 1994, and $64 million in 1993. At December 31, 1995, the Company was not committed to the purchase of a significant amount of property, plant, and equipment. Capital expenditures are expected to exceed $200 million in 1996.

   Operations. Employment levels were reduced by 3 percent during 1995 to 63,612 as a result of continued consolidation and streamlining of the Company's government operations and reduced production on several major programs.

   Financial Services. Financial Services debt at December 31, 1995, was approximately $1.5 billion, up from approximately $1.3 billion at December 31, 1994. The increase in debt is consistent with the increased portfolio of MDFC. McDonnell Douglas Financial Services Corporation (MDFS), through its MDFC subsidiary, has traditionally obtained cash from operating activities, placements of debt, issuances of commercial paper, and the normal runoff of its portfolio to fund its operations.

   During 1995, MDFC filed a shelf registration statement with the SEC providing for up to $750 million aggregate principal amount of debt securities. MDFC established a $500 million medium-term note program under this registration statement, and as of December 31, 1995, had issued $135 million of securities.

   During 1995, MDFS also initiated a medium-term note program under a private placement of up to $100 million aggregate principal amount.
As of December 31, 1995, MDFS had issued $85 million of securities under the program.

   MDFC has available $120 million in uncommitted, short-term bank credit facilities whereby MDFC may borrow, at interest rates that are negotiated at the time of the borrowing, on such terms as MDFC and the participating banks may mutually agree. At December 31, 1995, borrowing under this credit facility totaled $10 million.

   MDFC has also used, and in the future anticipates using, cash provided by operations, commercial paper borrowings, borrowings under bank credit lines, and unsecured term borrowings as its primary sources of funding. MDFC anticipates using proceeds from the issuance of additional public debt to fund future growth.

Business and Market Considerations

General

   McDonnell Douglas is a major participant in both the government and commercial aerospace industries. McDonnell Douglas has a wide range of programs in production and development, and is the world's leading producer of military aircraft. McDonnell Douglas is one of the largest U.S. defense contractors and NASA prime contractors. It is one of the three principal manufacturers of large commercial transport aircraft outside the former Soviet Union. The programs and products that account for most of the Company's business volume are of a highly technical nature, comparatively few in number, and high in unit cost; they have traditionally had relatively long production lives.

   The Company's aerospace segments compete in an industry composed of a few major competitors and a limited number of customers. The number of competitors in the military segment of the business has decreased over the past few years because of consolidations brought about by reduced defense spending. However, competition remains significant both in military and commercial programs.

   Reduced defense spending and reduced commercial aircraft orders resulted in the downsizing of McDonnell Douglas in the early 1990s. The Company reduced its capital expenditures from $396 million in 1990 to $64 million in 1993 and total employment from 132,960 at June 30, 1990 to 70,016 at December 31, 1993. Employment levels continued to decline in 1994 and in 1995 (63,612 at December 31, 1995), principally because of the continued consolidation and streamlining of government-program operations.

   Downsizing that began in 1990 has had and continues to have a negative impact on the use of the Company's facilities and capacity, as well as on labor costs due to inefficiencies caused by contractually required reassignment of workers as a result of layoffs at some facilities. McDonnell Douglas has closed several of its manufacturing facilities to streamline operations and create greater efficiencies. The Company also communicated its strategy to concentrate on its principal aerospace businesses and sold noncore business assets to implement this strategy.

   Beginning in 1994 and continuing through 1995, McDonnell Douglas has generated increased defense-related revenues. This trend is expected to continue into 1996. The Company increased capital expenditures and development funding in 1994 and 1995, and this trend


                                           [Annual Report Page 27]


is also expected to continue into 1996. McDonnell Douglas believes that its strong military base, anchored by the C-17 and F/A-18 programs, positions the Company well in the current defense environment.

Military Aerospace Business

   The Company's most significant customer in the military aircraft and in the missiles, space, and electronic systems segments is the U.S. Government. Certain foreign governments also purchase a significant share of the Company's aerospace products directly or through contracts for foreign military sales with U.S. Government agencies. Companies engaged in supplying military and space equipment to the U.S. Government are subject to risks in addition to those found in commercial business. These additional risks include dependence on Congressional appropriations and annual administrative allotment of funds, general reductions in the U.S. and worldwide defense budgets, and changes in Government policies, including weapons export policies. In addition, at times McDonnell Douglas invests in competitive programs still in the pre-development stage, some of which may never result in production. Moreover, the costs of maintaining adequate research and development as well as manufacturing capabilities are substantial.

   The U.S. Government may terminate its contracts (a) for its convenience whenever it believes that such termination would be in the best interest of the Government or (b) for default. Under contracts terminated for the convenience of the Government, a contractor is generally entitled to receive payments for its contract cost and the proportionate share of its fee or earnings for the work done, subject to the availability of funding. The U.S. Government may terminate a contract for default if the contractor materially breaches the contract.

   Defense spending by the U.S. Government, which has declined in recent years, is expected to remain at about the same level in 1996 as it was in 1995, based upon the FY 96 defense budget. In an era of shrinking or static defense budgets, military customers are more constrained in their ability to support new development programs. Declines in new development programs can have a negative impact on defense contractors. Additionally, the loss of a major program, or a major reduction or stretch-out in one or more programs, could have a material adverse impact on the Company's future revenues, earnings, and cash flow. However, any such impact could be mitigated by foreign sales and by programs to upgrade existing products. Certain foreign sales may require some portion of the production to be performed or completed in the purchasing country. McDonnell Douglas believes it is well positioned in this defense era; the DOD has indicated its commitment to several of the Company's relatively new programs and/or to pursuing significant modifications that will extend the duration of existing production lines. Because McDonnell Douglas is the largest producer of military aircraft, the extension of existing programs could have favorable competitive results. In light of the uncertainty regarding the changes in defense spending, reported financial information may not be indicative of the Company's future operating results. Production contracts awarded under the fiscal year 1996 budget will generally continue through 1998.

Commercial Aircraft Business

   McDonnell Douglas is producing the MD-80 and MD-90 twin jets and MD-11 trijet commercial aircraft, developing the MD-95 twin-jet commercial aircraft, and supporting commercial aircraft, spare parts, and related services. The commercial aircraft business is market sensitive, which causes disruptions in production and procurement and attendant costs. It also requires large investments to develop new aircraft or derivatives of existing aircraft.

   On October 19, 1995, McDonnell Douglas and ValuJet Airlines Inc. announced that an agreement had been reached on a 50-plane launch order for a new 100-seat airliner, the MD-95. The order is valued at more than $1 billion. In addition, ValuJet has options to purchase 50 more of the new twin-engine jets. The first MD-95 is expected to be delivered to ValuJet in 1999.

   A large number of commercial transport aircraft were ordered from 1988 through 1990 because of increasing air travel (particularly in the Asia/Pacific region), an aging fleet, stricter noise and pollution standards, and the desire to assure delivery positions in production lines that were near capacity. From 1990 through 1994, as airlines dealt with falling profits, orders for all types of aircraft dramatically declined. Difficulties in the commercial aircraft industry have resulted and may again result in airlines declining deliveries of aircraft, requesting changes in delivery schedules, defaulting on contracts for firm orders, or not exercising options or reserves. These difficulties could have a negative short-term impact on cash flows, although the impact could


                                            [Annual Report Page 28]


be mitigated by the Company's retention of progress payments on firm orders. Commercial aircraft order activity increased in 1995, with McDonnell Douglas receiving orders for 51 MD-80/90 twin jets, 50 MD-95 twin jets, and, excluding the debooking of 15 trijet orders, 9 MD-11 trijet firm orders. Seven of the nine MD-11 orders received in 1995 were for the freighter configuration of the trijet. The pace of MD-11 new bookings in 1995 was less than expected. As of December 31, 1995, McDonnell Douglas had firm orders for 141 MD-80/90 twin jets, 50 MD-95 twin jets, and 21 MD-11 trijets. The MD-11 firm backlog will deliver principally over the next two years. MD-11 deliveries are expected to be in the low teens to mid teens in 1996 and 1997, and certain of the deliveries are expected to be accounted for as operating leases. Current production rates assume additional aircraft sales and conversion of existing options to firm-order status for delivery during this period. Earnings and cash flow recorded on transactions accounted for as operating leases are minimal. See also "Backlog," page 29, for a discussion of certain risks related to commercial aircraft customers and "Commercial Aircraft," page 22, for a discussion of the status of commercial aircraft orders.

Government Business Audits, Reviews, and Investigations

   McDonnell Douglas, as a large defense contractor, is subject to many audits, reviews, and investigations by the U.S. Government of its negotiation and performance of, accounting for, and general practices relating to Government contracts. An indictment of a contractor may result in suspension from eligibility for award of any new Government contract, and a guilty plea or conviction may result in debarment from eligibility for awards. The Government may, in certain cases, also terminate existing contracts, recover damages, and impose other sanctions and penalties. Based on presently known facts, the Company believes that it has not engaged in any criminal misconduct with respect to any of these matters currently known to be under investigation and that the ultimate resolution of these investigations will not have a material adverse effect on the Company's earnings, cash flow, or financial position.

   In March 1991, the Securities and Exchange Commission (SEC) issued a Formal Order of Private Investigation (the 1991 SEC Investigation) looking into whether the Company violated the Securities Act of 1933 and the Securities Exchange Act of 1934 in connection with disclosures about and accounting for the A-12. In February 1993, the SEC issued subpoenas requesting additional information, and it broadened its inquiry to include the C-17 program and possibly other programs. The Company believes that it has properly reported and disclosed information and accounted for its programs in accordance with generally accepted accounting principles.


   In January 1993, the DOD Inspector General (IG) completed an inquiry into an allegation of favoritism and advantageous treatment accorded the Company by the DOD in connection with the C-17 Globemaster III program. The IG's report questioned contracting actions and payments by the U.S. Air Force and related information provided by the Air Force and McDonnell Douglas personnel. The Company believes that it properly reported and disclosed information relative to the C-17 contract and that it properly submitted bills to and was paid by the Air Force in accordance with DOD rules then in effect for work performed. In April 1993, the Air Force issued an extensive report responding to the allegations made by the IG. Although the Air Force report reflected the difference between the parties concerning the segregation and payment of certain C-17 engineering costs, the report concluded that there was no illegal or improper plan or actions taken to provide payments to McDonnell Douglas and that the integrity of the acquisition system had not been compromised. In a November 1993 reply, the IG reasserted his conclusion that there had been an Air Force plan to assist the Company that exceeded permissible limits.

  In 1991, McDonnell Douglas and General Dynamics Corporation (the
Team) filed a legal action to contest the U.S. Navy's termination for default on the A-12 contract. See Note 5, "Contracts in Process and Inventories," page 39. The Navy has agreed to continue to defer repayment of $1.334 billion alleged to be due with interest from January 7, 1991, from McDonnell Douglas and General Dynamics Corporation (GD) as a result of the termination for default of the A-12 program. The agreement provides that it remains in force until the dispute as to the type of termination is resolved by the pending litigation in the U.S. Court of Federal Claims


                                            [Annual Report Page 29]


or negotiated settlement, subject to review by the U.S. Government annually on December 1, to determine if there has been a substantial change in the financial condition of either McDonnell Douglas or GD such that deferment is no longer in the best interest of the Government. On December 9, 1994, the U.S. Court of Federal Claims ordered the January 7, 1991, decision terminating the contract for default vacated because that decision was not properly made; and on December 19, 1995, a further order was issued that converts the Government termination of the A-12 contract for default to termination for convenience of the Government. A trial of all remaining issues, including damages due to the Team, is scheduled to commence in November 1996. See also Note 5, "Contracts in Process and Inventories," page 39.

Environmental Expenditures

   The Company believes that expenditures which may be required to comply with federal, state, and local provisions regulating the discharge of materials into the environment or otherwise relating to the environment will not be material in relation to its earnings, cash flow, or financial position. Compliance with such regulations has not had a material effect on the Company's earnings, cash flow, or the financial position. However, the Company's costs of complying with environmental regulations is increasing.

   McDonnell Douglas is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, or similar state statutes. The Company has been identified as a potentially responsible party
(PRP) at 33 sites. Of these, McDonnell Douglas believes that it has de minimis liability at 21 sites, including 12 sites at which it believes that it has no future liability. At four of the sites at which the Company's liability is not considered to be de minimis, McDonnell Douglas lacks sufficient information to determine its probable share or amount of liability. At seven of the remaining eight sites at which the Company's liability is not considered to be de minimis, either final or interim cost-sharing agreements have been effected between the cooperating PRPs, although such agreements do not fix the amount of cleanup costs that the parties will bear. In addition, the Company is remediating, or has begun environmental engineering studies to determine cleanup requirements, at certain of its current operating sites or former sites of industrial activity.

   McDonnell Douglas estimates total reasonably possible costs of approximately $53 million for study and remediation expenditures at Superfund sites and for the Company's current and former operating sites, of which $45 million was accrued at December 31, 1995. Because of uncertainty inherent in the estimation process, it is at least reasonably possible that actual costs will differ from estimates. Ongoing operating and maintenance costs on current operating sites and remediation expenditures on property held for sale are not included in the amounts. Claims for recovery have not been netted against these environmental liabilities. Receivables have been recorded from those insurance carriers with which environmental coverage has been agreed to; these total $12 million at December 31, 1995. Although ongoing litigation may eventually result in recovery of costs expended at certain of the waste sites, any gain is contingent on a successful outcome and has not been accrued.

   The Company believes that any amounts paid in excess of the accrued liability will not have a material effect on its earnings, cash flow, or financial position.

Union Negotiations

   McDonnell Douglas has six union contracts that will expire in 1996, covering five bargaining units and 7,800 people in St. Louis, Missouri. Contract negotiations with these unions are expected to begin in late March or in April 1996.

Backlog

   Several risk factors should be considered in evaluating the Company's firm backlog for commercial customers. Approximately 73 percent of the firm backlog for commercial aircraft is scheduled for delivery after 1996. If difficulties recur in the commercial airline industry, airlines may decline deliveries of aircraft, request changes in delivery schedules, or default on contracts for firm orders. Also, approximately 3 percent of the commercial aircraft backlog represents orders from leasing companies that may be at risk if not supported by
firm contracts between such leasing companies and airlines.   Orders
from customers that have filed for bankruptcy, and purchase options and announced orders for which definitive contracts have not been executed, are excluded from firm backlog. See also "Firm Backlog" column in the table on page 30.

Inflation

   The effects of inflation have not been significant to McDonnell Douglas because inflation rates have been relatively low. Contracts for both government and commercial products generally either include estimates of inflation or adjust for inflation's effect.


                                          [Annual Report Page 30]


SELECTED FINANCIAL DATA BY INDUSTRY SEGMENT

The Company's aerospace segments include military aircraft; commercial aircraft; and missiles, space, and electronic systems. The military aircraft segment's products include the design, development, and production of attack and fighter aircraft, military and commercial helicopters, military transport aircraft, training systems, spare parts, and related services. The attack and fighter aircraft cover a full spectrum of missions (air superiority, all-weather and day/night attack, close air support, reconnaissance, etc.) and include land-based and aircraft carrier-based aircraft as well as the latest in vertical-takeoff and-landing technologies. The commercial aircraft segment's products include commercial aircraft, spare parts, and related services. The missiles, space, and electronic systems segment's products include advanced studies and development and production of tactical missiles, satellite launching vehicles, space station design and development, space shuttle payload integration, lasers, ballistic missile defense systems, and defense electronic components and systems.

The financial services and other segment is engaged in a wide range of financial services including the financing of commercial and private aircraft, commercial equipment, and real estate. The segment also acquires and develops properties for other McDonnell Douglas segments and commercial customers. The financial services and other segment includes McDonnell Douglas Financial Services Corporation and McDonnell Douglas Realty Company. Operating earnings of the segment have been reduced by interest expense, an operating expense of that segment. The financial services and other segment includes interest earned on advances or loans to other industry segments in its operating revenues and earnings. Other intersegment revenues and earnings were immaterial and have been eliminated. Assets of individual segments have been stated net of applicable progress payments.

   (Millions of dollars)                            Revenues

   December 31 or Years Then Ended      1995        1994        1993
                                     ---------   ---------   ---------

   Military aircraft                  $ 8,158     $ 7,804     $ 6,852
   Commercial aircraft                  3,891       3,155       4,760
   Missiles, space, and electronic
     systems                            1,917       1,877       2,575
   Financial services and other           334         326         287
                                     ---------   ---------   ---------
     Operating revenues                14,300      13,162      14,474
   Nonoperating - net                      32          14          13
                                     ---------   ---------   ---------
                                      $14,332     $13,176     $14,487
                                     =========   =========   =========

   (Millions of dollars)                          Earnings (Loss)

   December 31 or Years Then Ended      1995        1994        1993
                                     ---------   ---------   ---------

   Military aircraft                  $   905     $   708      $   83
   Commercial aircraft                 (1,799)         47          40
   Missiles, space, and electronic
     systems                              198         262         338
   Financial services and other            61          50          31
                                     ---------   ---------   ---------
     Operating earnings (loss)           (635)      1,067         492
   Nonoperating - net                      19          (3)         (5)
   Discontinued operations                                         37
   General corporate expenses             (18)        (13)         (9)
   Postretirement benefit curtailment                              70
   Interest expense                      (116)       (131)        (89)
   Income taxes (benefit)                 334        (322)       (100)
                                     ---------   ---------   ---------
                                      $  (416)    $   598     $   396
                                     =========   =========   =========

   (Millions of dollars)                   Firm Backlog (Unaudited)*

   December 31 or Years Then Ended      1995        1994        1993
                                     ---------   ---------   ---------

   Military aircraft                  $10,121     $ 8,340     $ 7,997
   Commercial aircraft                  7,175       7,544       9,172
   Missiles, space, and electronic
     systems                            2,344       1,619       2,210
                                     ---------   ---------   ---------
                                      $19,640     $17,503     $19,379
                                     =========   =========   =========



   (Millions of dollars)                           Assets*

   December 31 or Years Then Ended      1995        1994        1993
                                     ---------   ---------   ---------

   Military aircraft                  $ 3,678     $ 3,860     $ 3,715
   Commercial aircraft                  2,480       4,559       4,561
   Missiles, space, and electronic
     systems                            1,081       1,175       1,330
   Financial services and other         2,306       2,160       2,340
                                     ---------   ---------   ---------
                                        9,545      11,754      11,946
   Corporate                              921         462          80
                                     --------    --------    --------
                                      $10,466     $12,216     $12,026
                                     =========   =========   =========

* Amounts as of December 31

                                           Property, Plant, and
   (Millions of dollars)                    Equipment Acquired

   December 31 or Years Then Ended      1995        1994        1993
                                     ---------   ---------   ---------

   Military aircraft                  $    76     $    88      $   23
   Commercial aircraft                     16          17           1
   Missiles, space, and electronic
     systems                               40           4          38
   Financial services and other             1           2
                                     ---------   ---------   ---------
                                          133         111          62
   Corporate                               10           1           2
                                     ---------   ---------   ---------
                                      $   143     $   112     $    64
                                     =========   =========   =========



   (Millions of dollars)               Depreciation and Amortization

   December 31 or Years Then Ended      1995        1994         1993
                                      -------     -------      -------

   Military aircraft                  $   120     $   123      $  149
   Commercial aircraft                     46          53          70
   Missiles, space, and electronic
     systems                               43          43          48
   Financial services and other            56          55          49
                                     ---------   ---------   ---------
                                          265         274         316
   Corporate                                8           5           7
                                     ---------   ---------   ---------
                                      $   273     $   279     $   323
                                     =========   =========   =========






















                                              [Annual Report Page 31]


                 CONSOLIDATED STATEMENT OF OPERATIONS
               (Millions of dollars, except share data)


Years Ended December 31                    1995      1994      1993
                                         --------  --------  --------
Revenues                                 $14,332   $13,176   $14,487

Costs and expenses
  Cost of products, services, and rentals 12,027    11,026    12,822
  MD-11 accounting charge                  1,838
  General and administrative expenses        681       684       720
  Research and development                   311       297       341
  Postretirement benefit curtailment                             (70)
  Interest expense
    Aerospace segments                       116       131        89
    Financial services and other segment     109       118       126
                                         --------  --------  --------
      Total costs and expenses            15,082    12,256    14,028
                                         --------  --------  --------
      Earnings (Loss) from Continuing
        Operations before Income Taxes      (750)      920       459

Income taxes (benefit)                      (334)      322       100
                                         --------  --------  --------
      Earnings (Loss) from Continuing
        Operations                          (416)      598       359

Discontinued operations, net of income
  taxes                                                           37
                                         --------  --------  --------
      Net Earnings (Loss)                 $ (416)  $   598   $   396
                                         ========  ========  ========
Earnings (Loss) per Share
  Continuing operations                  $ (3.66)  $  5.05   $  3.06
  Discontinued operations                                        .31
                                         --------  --------  --------
                                         $ (3.66)  $  5.05   $  3.37
                                         ========  ========  ========
Dividends Declared per Share             $   .80   $   .55   $   .47
                                         ========  ========  ========

The accompanying notes are an integral part of the consolidated financial statements.













                                             [Annual Report Page 32]

BALANCE SHEET
(Millions of dollars and shares)
                                         McDonnell Douglas Corporation
                                         and Consolidated Subsidiaries
                                         ----------------------------
December 31                                       1995         1994
                                               ---------    ---------
Assets
  Cash and cash equivalents                    $    797     $    421
  Accounts receivable                               821          772
  Finance receivables and property on lease       2,347        2,087
  Contracts in process and inventories            3,421        5,806
  Prepaid income taxes
  Property, plant, and equipment                  1,471        1,597
  Investment in Financial Services
  Other assets                                    1,609        1,533
                                               ---------    ---------
Total Assets                                   $ 10,466     $ 12,216
                                               =========    =========
Liabilities And Shareholders' Equity

Liabilities
  Accounts payable and accrued expenses        $  2,284     $  2,485
  Accrued retiree benefits                        1,205        1,298
  Income taxes                                        3          723
  Advances and billings in excess of related
    costs                                         1,147        1,200
  Notes payable and long-term debt
    Aerospace segments                            1,251        1,272
    Financial services and other segment          1,469        1,297
                                               ---------    ---------
                                                  7,359        8,275

Minority interest                                    66           69

Shareholders' equity
  Preferred stock - none issued
  Common stock - issued and outstanding
    1995, 111.8 shares; 1994, 116.7 shares          112          117
  Additional capital                                             191
  Retained earnings                               2,947        3,576
  Unearned compensation                             (18)         (12)
                                               ---------    ---------
                                                  3,041        3,872
                                               ---------    ---------
Total Liabilities and Shareholders' Equity     $ 10,466     $ 12,216
                                               =========    =========


The accompanying notes are an integral part of the financial statements.







                                             [Annual Report Page 33]



       MDC Aerospace                    Financial Services
  ----------------------              ----------------------
     1995         1994                   1995         1994
  ---------    ---------              ---------    ---------

  $    784     $    408               $     13     $     13
       934          916                      2            1
       165          152                  2,182        1,935
     3,421        5,806
       315
     1,358        1,441                    113          156
       331          313
     1,527        1,420                     82          113
  ---------    ---------              ---------    ---------
  $  8,835     $ 10,456               $  2,392     $  2,218
  =========    =========              =========    =========


  $  2,183     $  2,382               $    216     $    248
     1,205        1,298
                    424                    318          299

     1,111        1,162                     36           38

     1,229        1,249                     22           23
                                         1,469        1,297
  ---------    ---------              ---------    ---------
     5,728        6,515                  2,061        1,905

        66           69




       112          117
                    191                    238          238
     2,947        3,576                     93           75
       (18)         (12)
  ---------    ---------              ---------    ---------
     3,041        3,872                    331          313
  ---------    ---------              ---------    ---------
  $  8,835     $ 10,456               $  2,392     $  2,218
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






                                                 [Annual Report Page 34]

            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                         (Millions of dollars)

Years Ended December 31                        1995      1994      1993
                                             --------  --------  --------
Common Stock
  Beginning balance                          $   117   $   118   $   118
  Shares purchased                                (5)       (2)
  Employee stock awards and options                          1
                                             --------  --------  --------
                                                 112       117       118
Additional Capital
  Beginning balance                              191       256       248
  Shares purchased                              (209)      (90)
  Employee stock awards and options               18        25         6
  Shares issued to employee savings plans                              2
                                             --------  --------  --------
                                                           191       256
Retained Earnings
  Beginning balance                            3,576     3,043     2,702
  Net earnings (loss)                           (416)      598       396
  Shares purchased                              (123)
  Dividends declared                             (90)      (65)      (55)
                                             --------  --------  --------
                                               2,947     3,576     3,043

Translation of Foreign Currency Statements                            (4)

Unearned Compensation
  Beginning balance                              (12)                (36)
  ESOP shares allocated to employees                                  36
  Unamortized restricted stock compensation      (17)      (17)
  Compensation amortized                          11         5
                                             --------  --------  --------
                                                 (18)      (12)
                                             --------  --------  --------
Shareholders' Equity                         $ 3,041   $ 3,872   $ 3,413
                                             ========  ========  ========



The accompanying notes are an integral part of the consolidated financial statements.











                                              [Annual Report Page 35]

                 CONSOLIDATED STATEMENT OF CASH FLOWS
                         (Millions of dollars)

Years Ended December 31                          1995      1994      1993
                                               --------  --------  --------
Operating Activities
  Earnings (loss)from continuing
   operations                                  $ (416)   $  598    $  359
  Adjustments to reconcile earnings (loss)
   from continuing operations to net cash
   provided by operating activities
      Depreciation of property, plant, and
        equipment                                 196       213       258
      Depreciation of rental equipment             58        51        50
      Amortization of intangible and other
        assets                                     19        15        15
      Gain on sale of assets                                (26)      (44)
      Pension income                             (165)     (132)     (138)
      Postretirement benefit curtailment                              (70)
      Change in operating assets and
        liabilities
          Accounts receivable                     (49)     (217)       40
          Finance receivables and property on
            lease                                (200)      133      (521)
          Contracts in process and inventories    547       (32)    1,445
          MD-11 accounting charge               1,838
          Accounts payable and accrued expenses  (186)      285      (802)
          Income taxes                           (720)      149        (5)
          Advances and billings in excess of
            related costs                         (53)      (51)     (112)
                                              --------  --------   -------
            Net Cash Provided by
              Operating Activities                869       986       475

Investing Activities
  Property, plant, and equipment acquired        (143)     (112)      (64)
  Finance receivables and property on lease      (104)       84       414
  Proceeds from sale of discontinued business                         181
  Proceeds from sale of assets                     25        24        32
  Other, including discontinued operations          9        62        11
                                              --------  --------  --------
          Net Cash Provided (Used) by
            Investing Activities                 (213)       58       574



Years Ended December 31                         1995      1994      1993
  (Continued)                                 --------  --------  --------
Financing Activities
  Net change in borrowings (maturities
    90 days or less)                             (103)       50      (830)
  Debt having maturities more than 90 days
    New borrowings                                695       450       681
    Repayments                                   (441)   (1,069)     (954)
  Minority interest                                (3)       (3)       72
  Payments from ESOP                                                   36
  Proceeds of stock options exercised               1         3         5
  Common shares purchased                        (337)      (85)
  Dividends paid                                  (92)      (55)      (55)
                                              --------  --------  --------
          Net Cash Used by Financing
            Activities                           (280)     (709)   (1,045)
                                              --------  --------  --------
          Increase in Cash and
            Cash Equivalents                      376       335         4
Cash and cash equivalents at
  beginning of year                               421        86        82
                                              --------  --------  --------
Cash and cash equivalents at end
  of year                                     $   797   $   421   $    86
                                              ========  ========  ========



The accompanying notes are an integral part of the consolidated financial statements.























                                             [Annual Report Page 36]


                     McDonnell Douglas Corporation
              Notes To Consolidated Financial Statements
                           December 31, 1995
               (Millions of dollars, except share data)


1.  Accounting Policies

Basis of Presentation

The consolidated financial statements comprise the accounts of McDonnell Douglas Corporation and its subsidiaries, including McDonnell Douglas Financial Services Corporation (MDFS), which is the parent company of McDonnell Douglas Finance Corporation (MDFC). In consolidation, all significant intercompany balances and transactions are eliminated.

The consolidating balance sheet represents the sum of all affiliates - companies that McDonnell Douglas Corporation directly or indirectly controls through majority ownership or otherwise. Financial data and related measurements are presented in the following categories:

    MDC Aerospace. This represents the consolidation of McDonnell Douglas Corporation and all of its subsidiaries other than MDFS and McDonnell Douglas Realty Company (MDRC). Those two are presented on a one-line basis as Investment in Financial Services.

    Financial Services. This represents the consolidation of MDFS (and its subsidiaries) and MDRC, both wholly owned subsidiaries of McDonnell Douglas.

    McDonnell Douglas Corporation and Consolidated Subsidiaries. This represents the consolidation of McDonnell Douglas Corporation and all its subsidiaries (the Company).

Nature of Operations

McDonnell Douglas is a major participant in both the government and commercial aerospace industries. The Company has a wide range of programs in production and development, and it is the world's leading producer of military aircraft. The Company is one of the largest U.S. defense contractors and NASA prime contractors. The Company is one of the three principal manufacturers of large commercial transport aircraft outside the former Soviet Union. The programs and products that account for most of McDonnell Douglas's business volume are of a highly technical nature, comparatively few in number, and high in unit cost; they have traditionally had relatively long production lives.

McDonnell Douglas's aerospace segments compete in an industry composed of a few major competitors and a limited number of customers. McDonnell Douglas's most significant customer in the military aircraft and in the missiles, space, and electronic systems segments is the U.S. Government. Certain foreign governments also purchase a significant share of the Company's aerospace products directly or through contracts for foreign military sales with U.S. Government agencies. The commercial aircraft business is market sensitive, which causes disruptions in production and procurement and attendant costs. It also requires large investments to develop new aircraft or derivatives of existing aircraft.

Through MDFS, McDonnell Douglas is engaged in aircraft financing and commercial equipment leasing. MDRC is a full-service developer and property manager in the commercial real estate market, as well as for McDonnell Douglas's aerospace business.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues and earnings on cost-reimbursement and fixed-price government contracts are generally recognized on the percentage-of-completion method of accounting as costs are incurred (cost-to-cost basis) in accordance with Statement of Position 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts" (SOP 81-1). Revenues include costs incurred plus a portion of estimated fees or profits based on the relationship of costs incurred to total estimated costs. Some contracts contain incentive provisions that provide increased or decreased earnings based upon performance in relation to established targets. Incentives based upon cost performance are generally recorded currently, and other incentives are recorded when such amounts can reasonably be determined. Revenues relating to contracts or contract changes that have not been completely priced, negotiated, documented, or funded are not recognized unless realization is considered probable.

Major contracts for complex military systems are performed over extended periods and are subject to changes in scope of work and delivery schedules. Pricing negotiations on changes and settlement of claims often extend over prolonged periods. Any anticipated losses on contracts (estimated final contract costs, excluding period costs, in excess of estimated final contract revenues) are charged to current operations as soon as they are evident. Estimates of final contract revenues on certain fixed-price development contracts include future revenue from expected recovery on claims. Such revenues are generally included when it is probable that



                                             [Annual Report Page 37]

the claim will result in additional contract revenue and when the amount can be reliably estimated.

Revenues are recognized on commercial aircraft programs based on sales prices as aircraft are delivered. Cost of sales of the MD-80 and MD-90 aircraft programs are determined on a specific-unit cost method. As described in Note 5, "Contracts in Process and Inventories," effective October 1, 1995, McDonnell Douglas changed its accounting for the MD-11 aircraft program such that cost of sales is determined on a specific-unit cost method. Prior to October 1, 1995, cost of sales of the MD-11 aircraft program was determined on a program-average cost method, and it was computed as a percentage of the sales price of the aircraft. Under the program-average cost method, the percentage was calculated as the total of estimated tooling and production costs for the entire program divided by the estimated sales prices of all aircraft in the program. A constant gross margin was achieved by deferring or accelerating a portion of the average unit cost on each unit delivered.

Revenues, costs, and earnings on government contracts and commercial aircraft programs are based, in part, on estimates. Because of uncertainties inherent in the estimation process as it relates to long-term contracts, it is at least reasonably possible that actual earnings will differ from estimates. Under the prior MD-11 program-average cost method of accounting, such adjustments were made prospectively. Such adjustments on government contracts are made on a cumulative basis whereby the effect of such changes is recognized currently. Losses anticipated on government contracts or commercial programs, excluding period costs, are charged to operations as soon as they are evident.

Revenues and costs from the manufacturing aspects of sales-type leases are generally recognized at the inception of such leases. Revenues from the financing aspects of sales-type and direct-financing leases are recognized as the excess of aggregate rentals over the cost of leased equipment (reduced by estimated residual values) by the interest method. The interest method results in a constant rate of return on the unrecovered investment.

Contracts in Process and Inventories

Government contracts in process represent incurred costs plus estimated earnings (unbilled revenues), less amounts billed to customers when items are completed and delivered. Incurred costs include production costs and related overhead. Commercial products in process are stated at the lower of cost (principally specific unit) or market. Material and spare parts are stated at the lower of cost (principally moving average) or market.

General and administrative expenses and research-and-development expenses are considered period costs and, accordingly, are charged to operations on a current basis.

The U.S. Government has title to, or a security interest in, certain inventories by reason of progress payments.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments purchased with a maturity of three months or less. Cash equivalents are stated at cost that approximates market.

Finance Receivables and Property on Lease

Rental equipment subject to operating leases is stated at cost; it is generally depreciated using the straight-line method.

Property, Plant, and Equipment

Property, plant, and equipment is carried at cost and depreciated over the useful lives of the various classes of properties, using primarily accelerated methods.

Intangible Assets

Intangible assets consist principally of computer software, deferred debt expense, and deferred leasing costs. Intangibles are being amortized over 3 to 10 years.

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

The undistributed earnings of foreign subsidiaries are considered permanently invested for continuing operations; accordingly, no provisions are made for taxes which would become payable upon the distribution of such earnings as a dividend to the Company. The Company files a consolidated return for federal and certain state income taxes, and dividends from domestic subsidiaries included therein are not subject to federal and most state income taxes.













                                          [Annual Report Page 38]


Minority Interest

Minority interest represents the limited partner's equity interest in a real estate venture. McDonnell Douglas is the general partner. It contributed land, buildings, and improvements to the partnership. At December 31, 1995, McDonnell Douglas's participation in the partnership was approximately 51 percent.


Research and Development

Research-and-development costs include the costs of independent research and development, bid and proposal efforts, and costs incurred in excess of amounts estimated to be recoverable under cost-sharing research-and-development agreements. All such costs are expensed as incurred.

Research-and-development expense has been reduced by $5 million in 1995, $32 million in 1994, and $27 million in 1993 for risk-sharing funds received from vendors and subcontractors participating in the development of commercial aircraft. Some amounts may be repayable under certain circumstances.


Environmental

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that extend the life, increase the capacity, or mitigate or prevent environmental contamination are capitalized. Expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. See also Note 16, "Commitments and Contingencies."


Earnings per Share

Earnings per share computations are based upon the weighted average of common shares outstanding during the year. Common stock equivalents (options) are not material.


Common Stock-Based Compensation

McDonnell Douglas accounts for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations.

2.  Discontinued Operations

In March 1993, the Company sold its remaining McDonnell Douglas
Information Systems International business, effective January 1, 1993. The gain on disposal of the discontinued business was $37 million in 1993, net of income taxes of $25 million.


3.  Accounts Receivable

Accounts receivable consisted of the following:

     December 31                                     1995      1994
                                                   ------    ------
     MDC Aerospace
       U.S. Government - primarily from
         long-term contracts
           Billed                                   $ 361     $ 395
           Unbilled                                   322       302
                                                    ------    ------
                                                      683       697
       Commercial and other governments               136        74

     Financial Services                                 2         1
                                                    ------    ------
                                                    $ 821     $ 772
                                                    ======    ======

MDC Aerospace also had net receivables from Financial Services of $115 million and $145 million at December 31, 1995 and 1994, respectively.

Unbilled receivables at December 31, 1995, include unbillable amounts of $188 million. Unbillable amounts include the estimated sales value of items delivered or other work performed that lacks contractual documentation to permit billing. Approximately $71 million of the 1995 unbilled amount is not expected to be collected within one year.

McDonnell Douglas has an agreement with a financial institution to sell a participation interest in a designated pool of government and commercial receivables, with limited recourse, in amounts up to $300 million. Under the agreement, participation interests in new receivables are sold as previously sold amounts are collected. The participation interests are sold at a discount, which is included in general and administrative expenses in the consolidated statement of operations. The Company acts as an agent for the purchaser by performing record-keeping and collection functions. No receivable interests were sold as of December 31, 1995. At December 31, 1994, accounts receivable were net of $35 million, representing receivable interests sold.









                                               [Annual Report Page 39]


4.  Finance Receivables and Property on Lease

Finance and lease receivables and property on lease consisted of the following:

   December 31                                     1995         1994
                                                 --------     --------
   Financial Services
     Investment in finance leases
       Minimum lease payments                    $ 1,800      $ 1,477
       Residual values                               322          266
       Unearned income                              (801)        (651)
                                                 --------     --------
                                                   1,321        1,092

     Notes receivable                                271          368

     Allowances for doubtful receivables             (42)         (41)

     Investment in operating leases, net of
       accumulated depreciation of $172 in
       1995, $147 in 1994                            568          463

     Property held for sale or lease                  64           53
                                                 --------     --------
                                                   2,182        1,935

   MDC Aerospace                                     165          152
                                                 --------     --------
                                                 $ 2,347      $ 2,087
                                                 ========     ========


The aggregate amount of scheduled principal payments and installments to be received on notes and lease receivables and minimum rentals to be received under noncancelable operating leases for Financial
Services consisted of the following at December 31, 1995:

                         Principal Payments
                          and Installments        Minimum Rentals
                         ------------------       ---------------
     1996                    $ 403                     $104
     1997                      231                       88
     1998                      192                       81
     1999                      211                       68
     2000                      164                       47
     After 2000                870                       71

Concentration of Credit Risk

Financial Services financing and leasing portfolio, excluding $135 million at December 31, 1995, and $128 million at December 31, 1994, of MDRC, consisted of the following:

  December 31                                1995               1994
                                       ---------------    ---------------

  Commercial aircraft financing
    McDonnell Douglas aircraft
      financing                        $1,286    62.8%    $1,141    63.1%
    Other commercial aircraft
      financing                           194     9.5%       207    11.5%
                                       ------   ------    ------   ------
                                        1,480    72.3%     1,348    74.6%

  Commercial equipment leasing            567    27.7%       459    25.4%
                                       ------   ------    ------   ------
    Total portfolio                    $2,047   100.0%    $1,807   100.0%
                                       ======   ======    ======   ======

The single largest commercial aircraft financing customer accounted for $282 million (13.8 percent of total portfolio) in 1995 and $288 million (15.9 percent of total portfolio) in 1994. The five largest accounted for $921 million (45.0 percent) and $743 million (41.1 percent) in 1995 and 1994, respectively.

There were no significant concentrations by customer in Financial
Services' portfolio for commercial equipment leasing.

Financial Services generally holds title to all leased equipment. It generally has a perfected security interest in the assets financed through note and loan arrangements.


5.  Contracts in Process and Inventories

Contracts in process and inventories consisted of the following:

     December 31                                     1995         1994
                                                   --------     --------
     Government contracts in process               $ 5,451      $ 5,548
     Commercial products in process                  1,936        4,127
     Material and spare parts                          634          710
     Progress payments to subcontractors             1,185        1,438
     Progress payments received                     (5,785)      (6,017)
                                                   --------     --------
                                                   $ 3,421      $ 5,806
                                                   ========     ========


Substantially all government contracts in process (less applicable progress payments received) represent unbilled revenue and revenue that is currently not billable.

The U.S. Navy on January 7, 1991, notified McDonnell Douglas and General Dynamics Corporation (the Team) that it was terminating for default the Team's contract for development and initial production of the A-12 aircraft. On June 7, 1991, the Team filed a legal action to contest the Navy's default termination, to assert its rights to convert the termination to one for "the convenience of the Government," and to obtain payment for work done and costs incurred on the A-12 contract but not paid to date. The Navy has agreed to continue to defer repayment of $1.334 billion alleged to be due with interest from January 7, 1991, from the Team as a result of the termination for default of the A-12 program. The agreement provides that it remain in force until the dispute as to the type of termination is resolved by the pending litigation in the U.S. Court of Federal Claims or negotiated settlement, subject to review by the U.S. Government annually on December 1, to determine if there has been a substantial change in the financial condition of either Team member such that deferment is no longer in the best interest of the Government. On December 9, 1994, the U.S. Court of Federal Claims ordered the January 7, 1991, decision terminating the contract for default vacated because that decision was not properly made; and on December 19, 1995, a further order was issued that converts the Government's termination of the A-12 contract for default to
termination for convenience of the Government.   A trial of all
remaining issues, including damages due to the Team, is scheduled to commence in November 1996.


                                           [Annual Report Page 40]


At December 31, 1995, Contracts in Process and Inventories included approximately $573 million of recorded costs on the A-12 contract, against which the Company has established a loss provision of $350 million. The amount of the provision, which was established in 1990, was based on the Company's belief that the termination for default would be converted to a termination for convenience, that the Team will establish a minimum of $250 million in claims adjustments, that there was a range of reasonably possible results on termination for convenience, and that it was prudent to provide for what the Company believed was the upper range of possible loss on termination for convenience, namely $350 million. In the Company's opinion, this loss provision continues to provide adequately for the reasonably possible reduction in value of A-12 net contracts in process and nonreimbursed supplier termination payments as of December 31, 1995, as a result of a termination of the contract for the convenience of the Government. The Company has been provided with an opinion of outside counsel that the Government's termination of the contract for default was contrary to law and fact, that the rights and obligations of the Company are the same as if the termination had been issued for the convenience of the Government, and that, subject to prevailing that the termination is properly one for the convenience of the Government, the probable claims adjustments are not less than $250 million.

In 1984, the Company entered into a full-scale development letter contract, containing a not-to-exceed price for the T-45 Training System that included the conversion of the land-based British Hawk aircraft with minimal change into a carrier-capable U.S. Navy aircraft, designated the T-45A. The final negotiated firm fixed-price contract was agreed to in 1986. As a result of flight testing in late 1988, the Navy indicated that changes to the T-45 aircraft were necessary to meet its operational desires. The Company advised the Navy that incorporation of the requested improvements into the aircraft configuration would entitle it to additional compensation. The Company proceeded with the improvements, and its cost has increased the cost at completion for the development and low-rate initial-production contracts to a point where it exceeds the fixed price of such contracts. At December 31, 1995, Contracts in Process and Inventories included costs for the related contracts of $165 million. Realization of the majority of this amount is dependent on the Company's recovery on claims filed with respect to the improvements. The Company believes it is entitled to an equitable adjustment in contract price and schedule and other appropriate relief for such improvements and submitted claims to the Navy during 1990 for such relief. During 1993, the Navy denied these claims. The Company has appealed the Navy's decision to the Armed Services Board of Contract Appeals. The estimated revenue of the contracts at completion includes $225 million from expected recovery on such claims. The Company's belief as to expected claims recovery is supported by an opinion of outside counsel provided to the Company that there are reasonable factual and legal bases for the current claims against the Navy and that, based on the Company's labor and cost accounting records and computations, it is probable that McDonnell Douglas will recover in excess of $225 million on the claims. Additionally, if the Company were not to recover a portion of the claims amount related to work for which a subcontractor is responsible, the Company, supported by the opinion of outside counsel, believes the subcontractor would be legally liable for such costs. If revenue from such claims is not realized, a loss provision of approximately $156 million would be required on the related development and low-rate initial-production contracts.

Resolution of claims on the A-12 and T-45 contracts will involve negotiation with the Government or litigation, and the ultimate realization and receipt of future revenue may vary from current estimates.

In May 1993, a Defense Acquisition Board (DAB) initiated by the Under-secretary of Defense for Acquisition began a review of the C-17 program in an effort to resolve outstanding issues and to make recommendations regarding the C-17's future. The Department of Defense (DOD), in conjunction with the DAB, submitted a proposal to the Company in December 1993 for a business settlement of a variety of issues concerning the C-17 program. During the fourth quarter of 1993, the Company recorded a $450 million pretax charge associated with the business settlement and cost growth on the development and initial-production contracts. In January 1994, the Company and the DOD agreed to such a settlement.



                                            [Annual Report Page 41]


Prior to October 1, 1995, MD-11 production and tooling costs were charged to cost of sales based on the estimated average unit cost for the program. The estimated average unit costs were based on cost estimates of a 301-aircraft program. The costs incurred per unit in excess of the estimated average unit cost were deferred, to be recovered by production and sale of lower-than-average cost units. In applying the program-average method, the Company estimated (a) the number of units to be produced and sold in the program, (b) the rate at which the units were expected to be produced and sold, and thus the period of time to accomplish that, and (c) selling prices, production costs, and the gross profit margin for the total program.

Effective October 1, 1995, McDonnell Douglas changed its accounting for cost of sales on the MD-11 aircraft program from the program-average cost basis to the specific-unit cost basis. At the same time, McDonnell Douglas revalued MD-11 program support costs previously valued in inventories consistent with the program-average cost concept. MD-11 program support costs are now allocated to current production. This change to the specific-unit costing method for the MD-11 program was made in recognition of production rates, existing order base, and length of time required to achieve program deliveries, and thus, the resultant increased difficulty - which became apparent in the fourth quarter of 1995 - in making the estimates necessary under the program-average method of accounting. Because the effect of this change in accounting principle was inseparable from the effect of the change in accounting estimate, the change was accounted for as a change in estimate. As a result, McDonnell Douglas recorded a noncash charge to operations of $1,838 million in the fourth quarter of 1995. The effect of the charge was to decrease 1995 net earnings by $1,123 million, or $9.90 per share.

The $1,838 million MD-11 noncash charge included (a) net deferred production costs, which as of September 30, 1995, totaled $1,002 million; (b) a portion of unamortized tooling, which as of September 30, 1995, totaled $243 million; (c) estimates of costs to complete already delivered MD-11 aircraft, which as of September 30, 1995, had been deducted from deferred production costs to arrive at the net amount of $1,002 million; (d) certain sustaining engineering, planning, training, publication, and other MD-11 program support costs, which as of September 30, 1995, had been included in inventories; and (e) miscellaneous inventory and other MD-11 associated items.

6.  Property, Plant, and Equipment

The major categories of properties consisted of the following:

     December 31                                   1995         1994
                                                 --------     --------
     MDC Aerospace
       Land                                      $    91      $    92
       Buildings and fixtures                      1,647        1,630
       Machinery and equipment                     2,161        2,243
       Accumulated depreciation                   (2,541)      (2,524)
                                                 --------     --------
                                                   1,358        1,441
     Financial Services -  net                       113          156
                                                 --------     --------
                                                 $ 1,471      $ 1,597
                                                 ========     ========

7.  Other Assets

Other assets consisted of the following:

     December 31                                   1995         1994
                                                 --------     --------
      MDC Aerospace
       Prepaid pension asset*                    $ 1,267      $ 1,198
       Prepaid expenses                               69           69
       Intangible assets                              55           44
       Other                                         136          109
                                                 --------     --------
                                                   1,527        1,420
     Financial Services                               82          113
                                                 --------     --------
                                                 $ 1,609      $ 1,533
     *See Note 14                                ========     ========

8.  Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

     December 31                                   1995         1994
                                                 --------     --------
     MDC Aerospace
       Accounts and drafts payable               $ 1,065      $ 1,171
       Accrued expenses                              783          891
       Employee compensation                         335          320
                                                 --------     --------
                                                   2,183        2,382
     Financial Services                              101          103
                                                 --------     --------
                                                 $ 2,284      $ 2,485
                                                 ========     ========

Financial Services also had net accounts payable to MDC Aerospace of $115 million and $145 million as of December 31, 1995 and 1994, respectively.


                                               [Annual Report Page 42]

9.  Income Taxes

Income taxes consisted of the following:

     December 31                                   1995         1994
                                                  ------       ------
     Financial Services
       Current tax assets                        $   (6)      $   (1)
       Deferred tax liabilities                     324          300
                                                 ------       ------
        Net tax liability                           318          299

     MDC Aerospace
       Current tax liabilities                       62           71
       Deferred tax liabilities (assets)           (377)         353
                                                  ------       ------
        Net tax liability(asset)                   (315)         424
                                                 -------       ------
                                                 $    3        $ 723
                                                 =======       ======
Tax effects of temporary differences that gave rise to the deferred tax liability (asset) consisted of the following:

     December 31                                   1995         1994
                                                  ------       ------
     Financial Services
       Deferred tax assets
         Bad debts                              $   (42)      $  (12)
         Other                                      (14)         (22)

       Deferred tax liabilities
         Leased assets                              371          314
         Other                                        9           20
                                                 -------      -------
          Net deferred tax liabilities              324          300

MDC Aerospace
       Deferred tax assets
         Retiree medical                           (453)        (485)
         Long-term contracts                       (269)
         Other                                     (300)        (258)

       Deferred tax liabilities
         Pension plan                               478          453
         Long-term contracts                                     452
         Other                                      167          191
                                                 -------      -------
          Net deferred tax liabilities (assets)    (377)         353
                                                 -------      -------

     Net deferred tax liability (asset)          $  (53)      $  653
                                                 =======      =======

The Company's income tax provision (benefit) consisted of the following:

     Years Ended December 31                 1995      1994      1993
                                            ------    ------    ------
     U.S. federal
       Current                              $ 289     $ 115     $ 120
       Deferred                              (546)      151       (50)
                                            ------    ------    ------
                                             (257)      266        70
     State
       Current                                 33        20        26
       Deferred                              (112)       33         1
                                            ------    ------    ------
                                              (79)       53        27

     Foreign                                    2         3         3
                                            ------    ------    ------
     Income tax provision (benefit)        $ (334)    $ 322     $ 100
                                            ======    ======    ======

Reconciliation of the pro forma income tax provision (benefit) computed by applying the U.S. federal statutory rate of 35 percent to the recorded income tax provision follows:

     Years Ended December 31                 1995      1994      1993
                                            ------    ------    ------
     Pro forma income tax provision (benefit)
       computed at the statutory U.S.
       federal income tax rate             $ (262)    $ 322     $ 161
     State income tax provision (benefit)
       net of effect on pro forma
       U.S. federal tax                       (31)       34        18
     Increase (decrease) in taxes
       resulting from:
         Export tax-exempt income             (10)       (8)       (7)
         Federal tax-rate change                                   13
         Executive life insurance             (16)      (12)      (11)
         Settlement of tax issues             (21)      (15)      (75)
         Other - net                           6         1         1
                                            ------    ------    ------
     Income tax provision (benefit)         $(334)    $ 322     $ 100
                                            ======    ======    ======

Pretax earnings from foreign subsidiaries included in continuing operations, but excluding the operations of McDonnell Douglas Foreign Sales Corporation, were $4 million in 1995, $2 million in 1994, and $3 million in 1993. Provisions for foreign income taxes are computed using applicable foreign rates. Undistributed earnings of foreign subsidiaries are considered to be permanently invested. Accordingly, no provision has been made for U.S. federal income taxes on $121 million of undistributed earnings of foreign subsidiaries.

The Company settled certain state tax issues in 1995, which resulted in net earnings of $35 million, of which $14 million was related to reductions in accrued interest and $21 million was related to tax
reductions.   The Company settled certain accounting method and tax
credit issues with the Internal Revenue Service (IRS) in 1993 and 1994 in connection with the IRS audit of the years 1986 through 1989. The resolution of these issues resulted in net earnings of $158 million in 1993, of which $83 million was related to reductions in accrued interest. Issues resolved in 1994 resulted in net earnings of $21 million, of which $6 million was related to reductions in accrued interest.

McDonnell Douglas filed with the IRS refund claims dating back to 1986, in which the Company is seeking to recover additional research-and-development tax credits it believes it is due in relation to several of its government fixed-price development programs. McDonnell Douglas has not recorded these credits as the claims are under review by the IRS. Should the Company prevail, the credits earned will increase income.






































                                              [Annual Report Page 43]

10.  Debt and Credit Arrangements

Consolidated debt consisted of the following classifications:

                                       Current
 December 31                        Interest Rate    1995       1994
                                    -------------  --------   --------
 Short-term debt

   Financial Services                    6.05%       $  10     $  103

 Long-term debt

   MDC Aerospace
      Senior debt securities,
       due 1997 through 2012          8.3%- 9.8%     1,145      1,145
      Senior medium-term notes,
       due through 1997               6.0%- 8.1%        75        101
      Other debt, due through 2005    7.3%-11.5%         9          3
                                                   --------   --------
         Total MDC Aerospace long-term debt          1,229      1,249

   Financial Services
      Senior debt securities,
        due through 2011              3.9%-10.3%       217        311
      Senior medium-term notes,
        due through 2005              5.3%-13.6%       867        701
      Subordinated notes,
        due through 2004              6.1%-12.4%       120         88
      Other notes, due through 2017   6.5%-10.0%         7         12
      Other debt, due through 2003    8.7%-10.4%        22         23
      Capital lease obligations,
        due through 2007                               248         82
                                                   --------   --------
         Total Financial Services long-term debt     1,481      1,217
                                                   --------   --------
Total long-term debt                                 2,710      2,466
                                                  --------   --------
 Total debt                                        $ 2,720    $ 2,569
                                                  ========   ========

The aggregate amount of long-term debt at December 31, 1995, maturing by calendar year for 1996 to 2000, was as follows:

                       MDC Aerospace       Financial Services
                       -------------       ------------------
     1996                 $ 56                   $ 200
     1997                  270                     190
     1998                    1                     218
     1999                    1                     186
     2000                  201                     204

The weighted average interest rate on short-term borrowings outstanding at December 31, 1995 and 1994, was 6.05 percent and 6.55 percent, respectively.

MDC Aerospace Credit Agreements

At December 31, 1995, MDC Aerospace had a revolving credit agreement
(RCA) under which MDC Aerospace may borrow up to $1.75 billion through June 2000. The RCA was amended and restated during the second quarter of 1995 to provide for a $500 million increase in the amount that may be borrowed and a two-year extension from the original July 1998 termination date. Under the credit agreement, the interest rate, at the option of MDC Aerospace, is a floating rate generally based on a defined prime rate, a fixed rate related to the London interbank offered rate (LIBOR), or as quoted under a competitive bid. A fee is charged on the amount of the commitment. The agreement contains restrictive covenants including but not limited to net worth (as defined), indebtedness, subsidiary indebtedness, customer financing, interest coverage, and liens. There are no amounts outstanding under the credit agreement at December 31, 1995.

In 1992, MDC Aerospace commenced an offering of up to $550 million of its medium-term notes due from and exceeding nine months from the date of issue. The interest rate applicable to each note and certain other variable terms are established at the date of issue. As of December 31, 1995, MDC Aerospace had issued $152 million of medium-term notes, of which $75 million is currently outstanding. During 1993, MDC Aerospace issued $200 million of 8.25 percent senior debt securities due on July 1, 2000. As of December 31, 1995, $198 million of securities registered under the shelf registration remain unissued.

Senior debt securities totaling $1,145 million, including the $200 million mentioned above, were outstanding at December 31, 1995. The notes were issued in 1992 and 1993 with interest rates of 8.3 percent to 9.8 percent and maturities from 1997 to 2012.

Financial Services Credit Agreements

At December 31, 1995, MDFS and MDFC had a joint revolving credit agreement under which MDFC might borrow a maximum of $220 million, reduced by MDFS borrowings under this same agreement. By terms of this agreement, which expires in August 1999, MDFS may borrow no more than $16 million. The interest rate, at the option of MDFC or MDFS, is either a floating rate generally based on a defined prime rate or fixed rate related to LIBOR. There were no outstanding borrowings under this agreement at December 31, 1995. Commercial paper, when outstanding, is fully supported by unused commitments under this agreement.

The provisions of various credit and debt agreements require MDFC to maintain a minimum net worth, restrict indebtedness, and limit MDFC's cash dividends and other distributions.

During 1995, MDFC filed a shelf registration statement with the Securities and Exchange Commission relating to up to $750 million aggregate principal amount of debt securities. MDFC established a $500 million medium-term note program under this registration statement, and as of December 31, 1995, had issued $135 million of securities.

During July 1995, MDFS initiated a medium-term note program under a private placement of up to $100 million aggregate principal amount. As of December 31, 1995, MDFS had issued $85 million of securities under the program.


                                              [Annual Report Page 44]


MDFC has available $120 million in uncommitted, short-term bank credit facilities whereby MDFC may borrow, at interest rates that are negotiated at the time of the borrowing, upon such terms as MDFC and the participating banks may mutually agree. At December 31, 1995, borrowings under this credit facility totaled $10 million.

MDFC's senior debt at December 31, 1995, includes $72 million secured by equipment that had a carrying value of $98 million. MDRC's debt of $29 million at December 31, 1995, was secured by indentures of mortgage and deeds of trust on MDRC's interest in real estate developments that had a carrying value of $61 million.

11.  Fair Values of Financial Instruments

McDonnell Douglas uses derivative financial instruments to manage well-defined foreign exchange subcontract price risks and foreign currency denominated debt risks, and on a selective basis to reduce the impact of interest-rate fluctuations on certain debt instruments. McDonnell Douglas does not trade in derivatives for speculative purposes.

At December 31, 1995, the notional amount of forward exchange contracts denominated in currencies of major industrial countries was $105 million. The term of the currency derivatives varies, but the longest is three years.

MDFC has interest-rate swap agreements that have effectively fixed interest rates on $40 million of variable rate notes. At December 31, 1995, the fixed rates payable under these agreements range from 5.51 percent to 6.65 percent with terms expiring through 2000. MDFC also entered into a series of swap agreements that resulted in reduced fixed interest rates on $168 million of capital lease obligations. At December 31, 1995, the fixed rate payable under these agreements range from 6.65 percent to 6.89 percent with terms expiring in 2007. The interest-rate differential to be received or paid is recognized over the lives of the agreements as an adjustment to MDFC's interest expense.

At December 31, 1995, unrealized gains and losses on foreign exchange contracts and swap agreements were not material. Because of the off-balance-sheet nature of these derivative instruments, counterparty failure would result in recognition of such gains and losses. However, the Company anticipates that counterparties will fully satisfy their obligations under the contracts.

The following methods and assumptions were used in estimating the fair value disclosures of financial instruments:

   Cash and cash equivalents:   The carrying amount reported in the
   balance sheet for cash and cash equivalents approximates its fair value.


   Notes receivable:   Fair values for variable rate notes that
   reprice frequently and with no significant change in credit risk are based on carrying values. The fair values of fixed rate notes are estimated in discounted cash flow analyses, with the use of interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.


   Short-and long-term debt: Carrying amounts of borrowings under the short-term revolving credit agreements approximate their fair value. The fair values of long-term debt, excluding capital lease obligations, are estimated with the use of public quotations or discounted cash flow analyses, based on current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of financial instruments are as follows:
                                 MDC Aerospace      Financial Services
                               ------------------   ------------------
                               Carrying    Fair     Carrying    Fair
                                Amount     Value     Amount     Value
                               --------   -------   --------   -------
  December 31, 1995
  -----------------
    Cash and cash
      equivalents               $  784    $  784     $   13   $    13
    Notes receivable                67        67        265       273
    Short-term notes
      payable                                            10        10
    Long-term debt               1,229     1,404      1,233     1,302

  December 31, 1994
  -----------------
    Cash and cash
      equivalents               $  408    $  408     $   13    $   13
    Notes receivable                37        30        358       346
    Short-term notes
      payable                                           103       103
    Long-term debt               1,249     1,281      1,135     1,162

12.   Common and Preferred Shares

The authorized common stock of McDonnell Douglas is 200 million shares, each of $1.00 par value. The following table summarizes changes in shares outstanding for the periods presented:

                                                      Common Shares
                                                       Outstanding
                                                      -------------

     Balance January 1, 1994                           117,982,710

     Shares repurchased                                 (1,955,400)
     Employee stock awards and options                     706,497
     Other                                                   2,484
                                                      -------------
     Balance December 31, 1994                         116,736,291

     Shares repurchased                                 (5,215,100)
     Employee stock awards and options                     302,548
                                                      -------------
     Balance December 31, 1995                         111,823,739
                                                      =============

In October 1994, the McDonnell Douglas Board of Directors authorized a three-for-one stock split to be implemented by a stock dividend of two shares for each share outstanding to shareholders of record on


                                            [Annual Report Page 45]


December 2, 1994, payable on January 3, 1995. All references to number of shares, per share amounts, stock option data, and market prices of common stock reflect the stock split.

The Board of Directors also approved a stock repurchase plan in October 1994. The plan authorizes the Company to purchase up to 18 million shares from time to time in the open market, through privately negotiated transactions or self-tender offers. Repurchased common shares are treated as authorized but unissued shares, and they remain available for use to meet the Company's current and future common stock requirements for its benefit plans and for other corporate purposes. Through December 31, 1995, the Company had acquired 7.1 million shares in connection with this stock repurchase plan.

In January 1996, the McDonnell Douglas Board of Directors authorized a two-for-one split of the common stock. The stock split is subject to approval (at the April 1996 annual meeting of shareholders) of an increase in the Company's authorized common stock to 400 million shares. References to number of shares, per share amounts, stock option data, and market prices of common stock do not reflect these proposed changes, since these changes have not been finalized.

At December 31, 1995, a total of 6,285,648 shares of authorized and unissued common stock are reserved for issuance of stock awards and options granted or authorized to be granted. Also, 11,926,821 shares were reserved for contributions to the Company's savings plans. At December 31, 1995, there are 10 million shares, $1.00 par value, preferred stock authorized for issuance; however, none had been issued.

During 1990, the Board of Directors declared a dividend distribution of one preferred stock purchase right (Right) for each outstanding share of common stock. Among other provisions, each Right may be exercised to purchase from the Company one one-hundredth of a share of a new series of preferred stock. The Rights are exercisable only (a) after a person or group has acquired or obtained the right to acquire 20 percent or more of the Company's common stock or (b) the commencement of a tender offer or exchange offer, for 20 percent or more of the voting power of the Company. In conjunction with the 1994 stock split, the Board of Directors authorized the adjustment of the exercise price to $125 and an extension of the expiration date to December 31, 2004. The Rights may be redeemed by the Company at a price of 1 cent per Right at any time until 10 business days after the acquisition of 20 percent of the Company's common stock. The Board of Directors of the Company retains a broad ability to amend or supplement the Rights.

If any person or group acquires 20 percent of the Company's common stock, each holder of a Right will have the right to receive upon exercise the number of shares of common stock having a market value of two times the exercise price of the Right. If the Company is acquired, each Right may be exercised to purchase the number of shares of common stock of the surviving or purchasing company that at the time of such transaction would have a market value of two times the Purchase Price.


13.  Stock-Option and Incentive Plans

In April 1994, the Company's shareholders approved the 1994 Performance and Equity Incentive Plan (PEIP). Under the PEIP, 5,700,000 shares were authorized for issuance or sale in connection with stock options, stock appreciation rights, restricted stock, performance shares, and other stock-based awards. Options may be granted to officers and employees at an exercise price of no less than the fair-market value of the shares on the date of grant. As of December 31, 1995, a total of 640,310 restricted shares of McDonnell Douglas common stock had been granted. Compensation related to these restricted shares is being amortized to expense over periods of three to five years, depending on the award. Unearned compensation is reflected as a component of shareholders' equity.

Awards granted prior to approval of the PEIP under the Incentive Award Plan (IA Plan) approved by shareholders in 1986 in the form of stock, nonqualified stock options, and incentive stock options remain outstanding.

Options to purchase the McDonnell Douglas common stock have been granted under the Company's compensation plans. A summary of options for McDonnell Douglas common stock follows:

     Years Ended December 31                     1995         1994
                                               --------     --------
     Granted under the PEIP Plan
       Number of shares                         20,000      450,000
       Price per share                           $49          $37
     Exercised under the IA Plan
       Number of shares                         68,305      123,324
       Price per share                         $13-$21      $13-$30

     December 31                                 1995         1994
                                               --------     --------
     Outstanding
       Number of shares                        557,393      605,646
       Price per share                         $13-$49      $13-$37
     Exercisable
       Number of shares                         92,393      155,646
       Price per share                         $13-$49      $13-$21

McDonnell Douglas has a Long-Term Incentive Program (the LTIP) adopted under the IA Plan. Participants in LTIP were selected by a committee


                                             [Annual Report Page 46]


of the Board of Directors. Awards earned are payable in either cash or stock. Earned awards are achieved when McDonnell Douglas common stock yields a return superior to a peer group of companies during a five-year period. The Company had accrued $19 million for LTIP at December 31, 1995. No awards have been granted under LTIP since 1993 and no further awards will be granted.

14.  Retirement Plans

Most employees of the Company are participants in defined benefit pension plans, including several multiemployer and foreign plans. In addition, the Company has a supplementary unfunded pension plan to provide those benefits otherwise due employees under the defined benefit pension plans' benefit formulas, but which are in excess of the benefits the Internal Revenue Code permits companies to offer under the defined benefit pension plans. Benefits for salaried plans are based primarily on salary and years of service, whereas benefits for hourly plans are generally based on a fixed dollar amount per year of service.

The Company measures pension cost and makes contributions to its pension plans based according to independent actuarial valuations.
The projected unit credit actuarial cost method is used to determine pension cost for financial accounting purposes and, beginning in 1996, to determine funding levels and pension cost allocable to government contracts consistent with the provisions of Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions." Funding levels and pension cost allocable to government contracts were previously determined by the entry-age normal actuarial cost method.

The assets of the plans consist principally of marketable fixed income and equity securities. At December 31, 1995, the plans held
$11 million of the Company's medium-term notes and $35 million of its senior debt securities with varying interest rates and maturity dates, as well as 81,000 shares of McDonnell Douglas common stock.

Assumptions used in determining net periodic pension expense (income) and the actuarial present value of benefit obligations for the significant domestic plans were:

     Years Ended December 31              1995       1994       1993
                                        --------   --------   --------
     Discount rate
       January 1                          8.25%      7.5%       9.0%
       December 31                        7.5%       8.25%      7.5%

     Average rates of increase in
       compensation based upon age -
       salaried plans
         January 1                        5.0%       5.0%       6.0%
         December 31                      4.5%       5.0%       5.0%

     Expected return on plan assets       9.3%       9.3%       9.3%


Components of periodic pension expense (income) for the significant domestic pension plans include the following:

     Years Ended December 31              1995       1994       1993
                                       --------     ------     ------
     Service cost for the year         $    91      $ 119      $ 100
     Interest cost on pension
       benefit obligations                 305        278        266
     Return on plan assets
       Actual                           (1,285)       (64)      (426)
       Deferred gain (loss)                791       (403)       (13)
     Net amortization                      (67)       (62)       (65)
                                       --------     ------     ------
     Domestic plans                    $  (165)     $(132)     $(138)
                                       ========     ======     ======
     Foreign and other plans           $     4      $   6      $   7
                                       ========     ======     ======

An analysis of the funded status of the significant pension plans follows:

     December 31                                   1995         1994
                                                 --------     --------
     Actuarial present value of accumulated
       benefit obligations
         Vested                                  $ 4,002      $ 3,028
         Nonvested                                   276          254
                                                 --------     --------
     Accumulated benefit obligation                4,278        3,282

     Additional amounts related to projected
       future salary increases                       355          298
                                                 --------     --------
     Projected benefit obligation                  4,633        3,580

     Plan assets, at fair value                    6,140        5,091
                                                 --------     --------
     Excess of plan assets                         1,507        1,511

     Items not yet recognized in earnings
       Unrecognized net transition asset            (418)        (490)
       Unrecognized prior service cost               657          338
       Deferred net gain                            (490)        (172)
                                                 --------     --------
     Domestic plans                                1,256        1,187

     Foreign plans                                    11           11
                                                 --------     --------
     Prepaid pension asset                       $ 1,267      $ 1,198
                                                 ========     ========

During 1995, the Company amended its significant domestic pension plans to provide increases to pension benefits for current and future non-union retirees. The increases become effective December 1, 1996. These amendments will affect most nonunion retirees, including those who sued and threatened to sue the Company when a retiree health care trust was established in 1992. A settlement resolving these matters has been reached and has been approved by the trial court.

Effective January 1, 1993, the Company amended its significant domestic pension plans to provide a supplemental pension benefit to nonunion retirees electing to participate in the new health care plan funded entirely by participant contributions. The effect of this amendment was to increase unrecognized prior service cost as of December 31, 1992, by $385 million. The Company recorded this liability in connection with the adoption of and subsequent accounting for SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," during 1992.

The Company has no intention of terminating any of its pension plans. However, if a qualified defined benefit pension plan is terminated and all accrued





                                               [Annual Report Page 47]

liabilities to employees and their beneficiaries are satisfied, all remaining assets in the plan's trust revert to the employer (except in certain limited circumstances where a change in control has occurred within the five-year period preceding the termination). In such a case, the following consequences would ensue. First, a nondeductible 20 percent to 50 percent excise tax on the gross amount of the reversion is imposed. Second, the U.S. Department of Defense and other Government contracting agencies have issued a regulation that indicates that the Government is entitled to its equitable share, to the extent that the Government participated in pension costs through its contracts with the Company. Third, any amount that the employer then retains is treated as taxable income.

In addition to the defined benefit pension plans, the Company provides eligible employees the opportunity to participate in savings plans that permit both pretax and after-tax contributions. Most domestic employees with at least 30 days of continuous service are eligible to participate in a plan. Under these plans, the employee may contribute to various savings alternatives, including investment in the Company's common stock. In most cases, the Company matches a portion of the employee's contribution with contributions to the McDonnell Douglas Common Stock fund in the plans. Generally, the Company's contributions are vested after five years of service. The Company's contributions to the savings plans during 1995 and 1994 totaled $78 million and $73 million, respectively, and during 1993 totaled $59 million, of which $1 million was contributed in McDonnell Douglas common stock.

In addition to the above plans, the Company and certain of its domestic subsidiaries provide health care benefits for their retirees covered by collective bargaining agreements. Generally, such employees become eligible for retiree health care upon retirement from active service at or after age 55 with 10 or more years of service. Qualifying dependents are also eligible for medical coverage. The Company's policy is to fund the cost of medical benefits as claims are received. The retiree health care plan has provisions for participant contributions, deductibles, coinsurance percentages, out-of-pocket limits, schedule of reasonable fees, maintenance of benefits with other plans, Medicare carve-out, and a maximum lifetime benefit per covered individual.

The Company and certain of its domestic subsidiaries previously provided health care coverage similar to the above for its nonunion retirees. On October 8, 1992, effective January 1, 1993, McDonnell Douglas terminated company-paid retiree health care for both current and future nonunion retirees and their dependents and survivors and replaced it with a new arrangement funded entirely by participant contributions. At the same time, the Company amended its existing pension plans to provide a supplemental pension benefit to current and future nonunion retirees who elect to receive health care during the period 1993 through 1996 under the new arrangement. The supplemental benefit, net of withholding taxes, approximates the expected average cost of benefits for the period 1993 through 1996. During 1993, the Company recorded a curtailment gain of $70 million, reflecting a similar arrangement negotiated with the Southern California Professional Engineering Association for employees who retire after July 1, 1993.

During 1993, McDonnell Douglas and the International Association of Machinists and Aerospace Workers (IAMAW) in St. Louis, Missouri and Huntington Beach, Long Beach, and Torrance, California, agreed to a three-year union contract. The contract includes a provision requiring employees who retire after 1993 to pay one-third of the cost of their retiree health care.

An analysis of the accrued retiree benefits follows:

     December 31                                   1995         1994
                                                 --------     --------
     Accumulated postretirement benefit
       obligation
         Retirees                                $   753      $   795
         Active participants fully eligible
           to retire                                 126          121
         Other active participants                   122          107
                                                 --------     --------
     Accumulated postretirement benefit
       obligation                                  1,001        1,023

     Items not yet recognized in earnings
         Unrecognized prior service gain             200          194
         Deferred net loss                           (92)        (112)
                                                 --------     --------
     Accrued retiree health care liability         1,109        1,105

     Liability for pension supplement                 96          193
                                                 --------     --------
     Accrued retiree benefits                    $ 1,205      $ 1,298
                                                 ========     ========

Components of periodic postretirement benefit expense, exclusive of the curtailment gain in 1993, include the following:

     Years Ended December 31                1995       1994       1993
                                           ------     ------     ------
     Service cost for the year             $   7      $   9      $  13
     Interest cost on accumulated post-
       retirement benefit obligations         78         77         80
     Net amortization                        (17)       (10)       (11)
                                           ------     ------     ------
                                           $  68      $  76      $  82
                                           ======     ======     ======

Assumptions used in determining periodic postretirement benefit costs and the actuarial present value of benefit obligations were as follows:

     Years Ended December 31                1995       1994      1993
                                           ------     ------     -----
     Discount rate
       January 1                            8.25%      7.5%       9.0%
       December 31                          7.5%       8.25%      7.5%

     Health care cost trend rate
       Preferred provider non-medicare*    10.3%      10.2%      11.0%
       Point of service non-medicare*       8.0%
       Medicare*                            8.9%       8.5%       9.0%
       HMO premiums                         5.0%       6.0%       6.5%

     * Decreasing to 5.5% after 2003


                                            [Annual Report Page 48]


Increasing the health care cost trend rates by one percentage point would result in an 8.1 percent increase in the sum of the service and interest cost components of periodic postretirement benefit cost and an 8.4 percent increase in the accumulated postretirement benefit obligation at December 31, 1995.

15.  Leased Properties

Rental expense for leased properties was $61 million in 1995, $79 million in 1994, and $96 million in 1993. These expenses, substantially all minimum rentals, are net of sublease income. The Company has negotiated noncancelable sublease agreements on certain of its facilities and equipment totaling $54 million during the next several years. Minimum rental payments under operating leases with initial or remaining terms of one year or more aggregated $180 million at December 31, 1995. Payments, net of sublease amounts, due during the next several years were: 1996, $36 million; 1997, $21 million; 1998, $15 million; 1999, $11 million; and 2000, $11 million.

In 1995, the Company purchased $360 million in data processing services from an unaffiliated company pursuant to an outsourcing of its information-technology operations in 1992. During the remaining seven-year term of the outsourcing agreement, data processing service payments are expected to aggregate approximately $2 billion.

16.   Commitments and Contingencies

The marketing of commercial aircraft at times will result in agreements to provide or guarantee long-term financing of some portion of the delivery price of aircraft, to lease aircraft, or to guarantee customer lease payments, tax benefit transfers, or aircraft values.
At December 31, 1995, the Company had made offers of this nature to customers totaling $1,525 million related to aircraft on order or under option scheduled for delivery through the year 2002 and had made guarantees and other commitments totaling $615 million on delivered aircraft. MDFS also had commitments to provide leasing and other financing in the aggregate amount of $117 million at December 31, 1995. The Company does not expect these offers or commitments to have a significant adverse effect on its earnings, cash flow, or financial position.

The Company's outstanding guarantees include amounts related to MD-11s operated by Viacao Aerea Rio-Grandense, S.A. (Varig). During 1994, Varig notified its aircraft lenders and lessors that it was temporarily suspending payments pending a restructuring of its financial obligations. The Company made lease, loan, and interest payments totaling $65 million on behalf of Varig in 1994 and 1995. The Company and Varig negotiated a repayment schedule, and the first payment by Varig was received in October 1995. In January 1996, the Company tentatively agreed to pay certain loan principal payments on behalf of Varig from January 1996 through January 1998. The Company and Varig negotiated a repayment schedule, with the first payment by Varig to begin in 1998. These restructurings and payments have not had and are not expected to have a significant adverse effect on the Company's earnings, cash flow, or financial position.

During October 1994, Trans World Airlines Inc. (TWA), the Company's largest aircraft-leasing customer, completed a restructuring of its indebtedness and leasehold obligations to its creditors via a prepackaged reorganization plan confirmed by the U.S. Bankruptcy Court in August 1995. As part of the reorganization plan, the Company agreed to defer six months of lease and other payments. The plan calls for TWA to pay deferred amounts to the Company over a 28-month period that commenced in April 1995. The reorganization plan is not expected to have a significant adverse effect on the Company's earnings, cash flow, or financial position.

The Company is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, or similar state statutes. The Company has been identified as a potentially responsible party (PRP) at 33 sites. Of these, the Company believes that it has de minimis liability at 21 sites, including 12 sites at which it believes that it has no future liability. At four of the sites where the Company's liability is not considered to be de minimis, the Company lacks sufficient information to determine its probable share or amount of liability. At seven of the remaining eight sites at which the Company's liability is not considered to be de minimis, either final or interim cost sharing agreements have been effected between the cooperating PRPs, although such agreements do not fix the amount of cleanup costs which the parties will bear. In addition, the Company is remediating, or has begun environmental engineering studies to determine cleanup requirements, at certain of its current operating sites or former sites of industrial activity.

                                             [Annual Report Page 49]


At December 31, 1995, the accrued liability for study and remediation expenditures at Superfund sites and for the Company's current and former operating sites was $45 million. Because of uncertainty inherent in the estimation process, it is at least reasonably possible that actual costs will differ from estimates. Ongoing operating and maintenance costs on current operating sites and remediation expenditures on property held for sale are not included in this amount. Claims for recovery have not been netted against the environmental liabilities. Receivables have been recorded from those insurance carriers with which environmental coverage has been agreed to; these totaled $12 million at December 31, 1995. While ongoing litigation may eventually result in additional recovery of costs expended at certain of the waste sites, any gain is contingent on a successful outcome and has not been accrued.

The Company believes any amounts paid in excess of the accrued liability will not have a material effect on its earnings, cash flow, or financial position.

A number of legal proceedings and claims are pending or have been asserted against the Company, including legal proceedings and claims relating to alleged injuries to persons associated with the disposal of hazardous substances. A substantial portion of such legal proceedings and claims is covered by insurance. The Company believes that the final outcome of such proceedings and claims will not have a material adverse effect on its earnings, cash flow, or financial position.

The Company has six union contracts that expire in 1996, covering five bargaining units and 7,800 people in St. Louis, Missouri. Contract negotiations with these unions are expected to begin in late March or in April 1996.

See Note 5, "Contracts in Process and Inventories," for a discussion of certain risks on fixed-price development contracts.

17.  Operations of MDFS

The condensed financial data presented below have been summarized from the audited consolidated financial statements of MDFS:

     Years Ended December 31              1995       1994       1993
                                         ------     ------     ------
     Earned income                       $ 194      $ 190      $ 201
     Costs and expenses                    136        154        166
     Net earnings                           37         25         13
     Dividends                              26         25

18.  U.S. Government and Export Sales

Consolidated sales to U.S. Government agencies (including sales to foreign governments through foreign military sales contracts with U.S. Government agencies) amounted to $9.621 billion in 1995, $9.229 billion in 1994, and $9.052 billion in 1993. No other single customer accounted for 10 percent or more of consolidated revenues in 1995, 1994, or 1993.

Foreign sales by geographical area, of which a portion were through foreign military sales contracts with the U.S. Government, are shown in the table below:

     Years Ended December 31              1995       1994       1993
                                        -------    -------    -------
     North America                      $    35    $    58    $    38
     Central and South America              224         25        309
     Western Europe                       2,186      2,161        978
     Eastern Europe and Asia              1,531      1,032        973
     Africa and the Middle East           1,098        703        965
     The South Pacific                      173        256        142
                                        -------    -------    -------
                                        $ 5,247    $ 4,235    $ 3,405
                                        =======    =======    =======

19.   Future Accounting and Reporting Requirements

SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," was issued in March 1995. SFAS No. 121, which is effective beginning in 1996, addresses accounting for the impairment of long-lived assets to be disposed of or that will be held and used in operations. The impact of the Company's adoption of this standard is not expected to be material.

SFAS No. 123, "Accounting for Stock Based Compensation," was issued in October 1995. SFAS No. 123, which is effective beginning in 1996, establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company will comply with this standard in 1996. It is currently determining which alternatives available within the standard will be adopted.

20.   Supplementary Payment Information

     Years Ended December 31              1995       1994       1993
                                        -------    -------    -------
     Interest paid                       $ 265      $ 313      $ 314
     Income taxes paid                     354        162         84

21.   Business Segment Reporting

Selected financial data By industry segment is presented on page 30.







                                              [Annual Report Page 50]

                 Report of Management Responsibilities

The financial statements of McDonnell Douglas Corporation and consolidated subsidiaries have been prepared under the direction of management in conformity with generally accepted accounting principles and, particularly with respect to long-term contracts and programs, include amounts based upon estimates and judgments. The integrity and reliability of data in these financial statements is the responsibility of management. In the opinion of management, the financial statements set forth a fair presentation of the consolidated financial condition of McDonnell Douglas at December 31, 1995 and 1994, and the consolidated results of its operations for the years ended December 31, 1995, 1994 and 1993.

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

McDonnell Douglas and its consolidated subsidiaries maintain accounting systems and related internal controls that, in the opinion of management, provide reasonable assurances that transactions are executed in accordance with management's authorization, that financial statements are prepared in accordance with generally accepted accounting principles, and that assets are properly accounted for and safeguarded.

Ethical decision making is a fundamental key in the Company's management philosophy. Management recognizes its responsibility for fostering a strong ethical climate. Written codes of ethics and standards of business conduct are distributed to every employee, and each employee has been trained or is being scheduled to be trained in ethical decision making. The Board of Directors' Corporate Responsibility Committee has oversight responsibilities relative to standards of business conduct.

The Board of Directors has appointed four of its nonemployee members as an Audit Committee. This committee meets periodically with management and the internal and independent auditors. Both internal and independent auditors have unrestricted access to the Audit Committee to discuss the results of their examinations and the adequacy of internal controls. In addition, the Audit Committee makes its recommendation as to the selection of independent auditors to the Board.


/s/ H. C. Stonecipher
President and Chief Executive Officer


/s/ J. F. Palmer
Senior Vice President and Chief Financial Officer
January 17, 1996


                                               [Annual Report Page 51]


Report of Ernst & Young LLP, Independent Auditors



Shareholders and Board of Directors
McDonnell Douglas Corporation


We have audited the accompanying balance sheet (including the consolidating data for MDC Aerospace and Financial Services) of McDonnell Douglas Corporation and consolidated subsidiaries (MDC) as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of MDC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McDonnell Douglas Corporation and consolidated subsidiaries at December 31, 1995 and 1994, and the consolidated results of MDC's operations and MDC's cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 5 to the consolidated financial statements, in 1995 MDC changed its method of accounting for the MD-11 commercial aircraft program.





/s/ Ernst & Young LLP

St. Louis, Missouri
January 17, 1996










                                                     [Annual Report Page 52]


Five-Year Consolidated Financial Summary
------------------------------------------------------------------------------------------
(Dollar amounts in millions, except per share data)

------------------------------------------------------------------------------------------
December 31 or Years Then Ended          1995         1994      1993       1992       1991
------------------------------------------------------------------------------------------
Summary of Operations

Revenues by industry segment
    Military aircraft                  $ 8,158      $ 7,804   $ 6,852     $ 7,238    $ 7,795
    Commercial aircraft                  3,891        3,155     4,760       6,595      6,752
    Missiles, space, and
      electronic systems                 1,917        1,877     2,575       3,169      2,979
    Financial services and other           334          326       287         352        519
                                       ------------------------------------------------------
Operating revenues                      14,300       13,162    14,474      17,354     18,045

Earnings (loss) from
  continuing operations                   (416) (a)     598       359         698 (b)    357
  Per share                              (3.66) (a)    5.05      3.06        5.99 (b)   3.11
Net earnings (loss)                      (4.16) (a)     598       396        (781)(c)    423
  Per share                              (3.66) (a)    5.05      3.37       (6.70)(c)   3.68
  As a percentage of revenues                           4.5%      2.7%                   2.3%
  As a percentage of beginning equity                  17.5%     13.1%                  12.0%
Research and development                   311          297       341         509        429
Interest expense
  Aerospace segments                       116          131        89         309        232
  Financial services and
     other segment                         109          118       126         159        221
Income taxes (benefit)                    (334)         322       100         388        258
Cash dividends declared                     90           65        55          55         53
  Per share                                .80          .55       .47         .47        .47
---------------------------------------------------------------------------------------------
Balance Sheet Information

Cash and cash equivalents              $   797      $   421   $    86     $    82    $   229
Receivables and property on lease        3,168        2,859     2,912       2,866      3,234
Contracts in process and
  inventories                            3,421        5,806     5,774       7,230      7,273
Property, plant, and equipment           1,471        1,597     1,750       1,991      2,307
Total assets                            10,466       12,216    12,026      13,781     14,601
Notes payable and long-term debt
  Aerospace segments                     1,251        1,272     1,625       2,767      2,324
  Financial services and
    other segment                        1,469        1,297     1,513       1,474      1,891
Shareholders' equity                     3,041        3,872     3,413       3,022      3,877
  Per share                              27.19        33.17     28.93       25.70      33.66
Debt-to-equity ratios
 Aerospace segments                        .46          .36       .52        1.01        .66
 Financial services and other segment     4.44         4.14      5.22        5.42       5.25
--------------------------------------------------------------------------------------------


Five-Year Consolidated Financial Summary (cont.)
----------------------------------------------------------------------------------------------
(Dollar amounts in millions, except per share data)

----------------------------------------------------------------------------------------------
December 31 or Years Then Ended          1995         1994       1993         1992       1991
----------------------------------------------------------------------------------------------
General Information

Shares outstanding (in millions)         111.8         116.7      118.0      117.6       115.2
Shareholders of record                  23,582        24,479     28,513     34,124      35,039
Personnel                               63,612        65,760     70,016     87,377     109,123
Salaries and wages                     $ 3,347       $ 3,238    $ 3,464    $ 4,258    $  4,905
Firm backlog                           $19,640       $17,503    $19,379    $24,052    $ 30,448
Total backlog                          $28,353       $29,232    $35,698    $41,806    $ 42,577


(a) Includes a charge of $1.123 billion ($9.90 per share) related to the MD-11 commercial aircraft.
(b) Includes a gain of $676 million ($5.80 per share) from a postretirement benefit curtailment relating to SFAS No. 106.
(c) Includes a net charge of $860 million ($7.38 per share) related to the initial adoption and subsequent curtailment gain associated with SFAS No. 106.

Total backlog includes firm backlog plus (a) U.S. and other government orders not yet funded, (b) U.S. and other government orders being negotiated as continuations of authorized programs, and (c) unearned price escalation on firm commercial aircraft orders. Backlog is that of the aerospace segments only and includes all but a minor portion of the work to be performed under long-term contracts. Customer options and products produced for short-term leases are excluded from backlog.




















                                            [Annual Report Page 56]

Supplemental Information

Quarterly Common Stock Prices and Dividends

  The range of market prices for a share of McDonnell Douglas Common Stock is shown below, by quarters for 1995 and 1994. Prices are as reported in the consolidated transaction reporting system.

      1995
     Quarter                   High                 Low
     --------                 -------             --------

       1st                     $58                 $46 1/2
       2nd                      78 3/4              55 3/4
       3rd                      86 1/8              75 5/8
       4th                      92 1/8              76 1/2

      1994
     Quarter                     High                 Low
     --------                   -------             --------

       1st                      $40 7/8             $34 1/8
       2nd                       41 5/8              34 7/8
       3rd                       40                  36 5/8
       4th                       48 5/8              38 1/8

  Cash dividends of $.20 a share were declared for each of the quarters in 1995 and for the fourth quarter in 1994. Cash dividends of $.12 a share were declared for each of the first three quarters in 1994. The number of holders of McDonnell Douglas Common Stock at
January 31, 1996, was 23,525.

Shareholder Information

  Both the McDonnell Douglas Corporation and the McDonnell Finance Corporation file Forms 10-K and 10-Q with the Securities and Exchange Commission. Shareholders may obtain copies of these reports, and of McDonnell Douglas's Annual Report to Shareholders, by writing or calling:

Shareholder Services
Mail Code 100-1240
McDonnell Douglas Corporation
P.O. Box 516
St. Louis, MO  63166-0516
(800) 233-8193

A recorded summary of quarterly financial results is also available through the toll-free number shortly after release of the results.

Transfer Agent and Registrar

  Correspondence and questions, concerning shareholder accounts, payment of dividends, or transfer of stock should be addressed to:

  First Chicago Trust Company of New York
  Attn:  Shareholder Relations Department
  P.O. Box 2500
  Jersey City, NJ 07303-2500
  (800) 446-2617

Investor Relations

  Securities analysts should contact:

  Investor Relations
  Mail code 100-1320
  McDonnell Douglas Corporation
  P.O. Box 516
  St. Louis, MO 63166-0516
  (314) 232-6358

Corporate Public Relations

  Members of the news media should contact:

  Corporate Communications
  Mail Code 100-1195
  McDonnell Douglas Corporation
  P.O. Box 516
  St. Louis, MO 63166-0516
  (314) 233-8957

  McDonnell Douglas issues its news releases through PR Newswire. Faxed copies of news releases are available at no charge. To get them, call Company News On-Call at 1-800-758-5804. This electronic system requests a six-digit code (543287) and allows callers to choose from a menu of McDonnell Douglas news releases. The requested release will be faxed within minutes of the inquiry. This service is available 24 hours a day, 7 days a week. The On-Call information is also posted on the Internet's World Wide Web at http://www.prnewswire.com.

Other Reports

  McDonnell Douglas's 1995 safety, health, and environmental affairs report summarizes the corporation's progress in preventing pollution, recycling waste, conserving energy, and protecting employee health and safety. To obtain a copy, contact:

  Safety, Health, and Environmental Affairs
  Mail Code 100-1210
  McDonnell Douglas Corporation
  P.O. Box 516
  St. Louis, MO 63166-0516
  (314) 233-9469

  The 1995 community relations report summarizes the charitable and philanthropic activities of McDonnell Douglas and its employees. A copy may be requested from:

  Community Relations
  Mail Code 100-1530
  McDonnell Douglas Corporation
  P.O. Box 516
  St. Louis, MO 63166-0516
  (314) 233-8264

Stock Exchanges

  McDonnell Douglas Corporation's Common Stock is listed on the New York and Pacific stock exchanges (ticker symbol MD) and is traded on these and other exchanges. It is commonly abbreviated in market reports as "McDnD."

Quarterly Results of Operations

  The tables below present unaudited quarterly financial information for the years ended December 31, 1995 and 1994. Gross margin is net of interest expense of the financial services and other segment.

  The sum of the 1995 quarterly earnings per share does not equal the 1995 annual earnings per share. This is because of a combination of two factors. First, the number of shares outstanding decreased each quarter, and second, the MD-11 accounting charge had a significant impact on fourth-quarter earnings.

(Dollar amounts in millions, except per share data)

                                      1995
Quarter                    1st       2nd       3rd       4th
-------                 --------  --------  --------  -------

Revenues                $ 3,333   $ 3,922   $ 3,346   $ 3,731
Gross margin                512       558       536    (1,248)*
Net earnings (loss)         159       169       192      (936)*
Earnings (loss) per share  1.38      1.48      1.70     (8.35)*

                                      1994
Quarter                    1st       2nd       3rd       4th
-------                 --------  --------  --------  -------

Revenues                $ 2,953   $ 3,250   $ 3,461   $ 3,512
Gross margin                501       508       482       541
Net earnings                134       138       161       165
Earnings per share         1.13      1.17      1.36      1.39

*Includes MD-11 accounting charge of $1,838 million ($1,123 million after-tax) or $10.03 per share.