Form 10-K, Exhibit 13
period 1996-12-31
MCDONNELL DOUGLAS CORP
filed 1997-03-17
CIK 63917

                                                   [Company Pull-Out Section]

MILITARY AIRCRAFT; MISSILES, SPACE, AND ELECTRONIC SYSTEMS

     McDonnell Douglas Aerospace and Military Transport Aircraft are the defense-related operating units of McDonnell Douglas Corp.

MCDONNELL DOUGLAS AEROSPACE (Primary locations)
-----------------------------------------------
TACTICAL AIRCRAFT AND MISSILE SYSTEMS
-------------------------------------
ST. LOUIS, MISSOURI
EMPLOYEES: 23,700 worldwide (including 20,000 in St. Louis)
HISTORY: Founded as the McDonnell Aircraft Co. in 1939 by James S. McDonnell. MARKETS SERVED: U.S. and other national and international armed forces. PRODUCTS/SERVICES: F-15 Eagle dual-role fighter; multimission F/A-18 Hornet and Super Hornet (in development) strike fighters; AV-8B Harrier II Plus vertical/short takeoff and landing tactical aircraft; T-45 Training System; Harpoon anti-ship missile; Standoff Land Attack Missile (SLAM) and SLAM Expanded Response (in development); Joint Direct Attack Munition (in development); Joint Air-to-Surface Standoff Missile (in development); T-38 avionics upgrade (in development); ACES II ejection seat; training systems, technical support; research and development in aerospace structures, avionics, and systems.

HELICOPTER SYSTEMS
------------------
MESA, ARIZONA
EMPLOYEES: 3,200
HISTORY: In 1984, McDonnell Douglas purchased Hughes Helicopters, which was founded in 1934 by Howard R. Hughes Jr.
MARKETS SERVED: U.S. and other national and international armed forces; commercial light-helicopter operators; police forces and public-service providers, including air ambulance services.
PRODUCTS/SERVICES: AH-64D Apache Longbow multirole combat helicopters; MD 500 and MD 600 series of light helicopters, most of which feature the NOTAR [TM](or no-tail-rotor) system for anti-torque and directional control; MD Explorer twin-turbine helicopter with the NOTAR system; and ordnance.

SPACE AND DEFENSE SYSTEMS
-------------------------
HUNTINGTON BEACH, CALIFORNIA
EMPLOYEES: 10,500 worldwide (including 6,800 in Huntington Beach)
HISTORY: Space and Defense Systems was formed from portions of the McDonnell and Douglas aircraft companies, which were pioneers in U.S. space exploration. MARKETS SERVED: U.S. National Aeronautics and Space Administration (NASA); U.S. military services; other national governments and space agencies; U.S. and other national and international commercial-satellite manufacturers. PRODUCTS/SERVICES: Delta II medium-class launch vehicle; Delta III intermediate-class rocket (in development); Delta IV family of small, medium, and heavy launch vehicles (in development); International Space Station truss structure and major systems; payload integration; Mast Mounted Sight, Thermal Imaging Sensor System, and other electronic systems.

                                                  [Company Pull-Out Section]

MILITARY TRANSPORT AIRCRAFT (Primary location)
----------------------------------------------
LONG BEACH, CALIFORNIA
EMPLOYEES: 9,400 (including 8,300 in Long Beach)
HISTORY: Established in a 1996 reorganization, the Military Transport Aircraft division manages several transport and tanker aircraft programs. Primarily, it builds the C-17 Globemaster III transport airlifter, which began as a Douglas Aircraft Co. program. Associated facilities operate in Macon, Georgia; Charleston, South Carolina; and Tulsa, Oklahoma.
MARKETS SERVED: U.S. armed forces; other national and international armed forces; and the commercial heavy-cargo transport industry.
PRODUCTS/SERVICES: C-17 Globemaster III; KC-10/KDC-10 tankers; MD-17 commercial heavy freighter (in development); YC-15 technology demonstrator; C-9D Skytrain III; and the Advanced Transport Aircraft Systems research unit.

C-17 GLOBEMASTER III       [PICTURE OMITTED]
--------------------
The most versatile airlifter in aviation history, the C-17 can fly long distances; land on short, unimproved runways close to the front lines; and deliver heavy cargo. In 1996, the C-17 received Flight International's Aerospace Industry Award for the manner in which the airlifter was introduced into service. In its first two years of operational service (1995 and 1996), the Globemaster III quickly established itself as the U.S. Air Force's primary airlifter. It supported U.S. peacekeeping and humanitarian relief efforts in Bosnia (pictured), Liberia, Kuwait, Saudi Arabia, Rwanda, and other countries. In Bosnia, a squadron of C-17s flew 25 percent of the missions, carrying 60 percent of the cargo to small airfields. In 1996, the U.S. government signed a seven-year $14.2 billion contract with McDonnell Douglas for 80 C-17s beyond the 40 for which it had previously committed. Meanwhile, the C-17 passed fatigue testing equivalent to three design lifetimes (90,000 hours). McDonnell Douglas began efforts to certify and market a commercial version--the MD-17-- which will serve a niche market for the delivery of outsize cargo, such as large pieces of oil exploration equipment, construction equipment, or aerospace components. The company delivered six new C-17s in 1996 and refurbished three of the test aircraft, raising the number of Globemaster IIIs in USAF service to 28. A number of potential customers abroad have expressed interest in the aircraft.

PROPULSION: Four Pratt & Whitney F117-PW-100 series turbofans, each producing 40,440 lb. of thrust and equipped with directed-flow thrust reversers that enable the C-17 to land on short runways and to back up while fully loaded.
DIMENSIONS:  Length 174 ft. (53 m.);  height 55 ft. (16.8 m.);
wingspan 170 ft. (51.8 m.).
MAXIMUM PAYLOAD: 169,000 lb. (76,658 kg.).
CREW MEMBERS: Two pilots, one loadmaster.

                                                   [Company Pull-Out Section]

F/A-18 HORNET     [PICTURE OMITTED]
-------------
The F/A-18 is a multimission aircraft known as a strike fighter. It is flown by the U.S. Navy and Marine Corps and by the air forces of Canada, Australia, Spain, Kuwait, Finland, and Switzerland. It is the first tactical aircraft designed from its inception to carry out both air-to-air and air-to-ground missions, to operate reliably, and to be easy to maintain even during long periods when it is based on aircraft carriers in the corrosive environment at sea. Production began in 1977. The upgraded Night Strike F/A-18C/D, introduced in 1989, enables crews to fly at night and in adverse weather, with improved survivability and the ability to use a greater range of precision-guided weapons. In 1996, McDonnell Douglas delivered 26 F/A-18C/Ds, including the first two of Switzerland's 34 Hornets. The company also delivered 18 F/A-18 kits to Finland and Switzerland, which are conducting final assembly of most of their 64 and 34 Hornets, respectively. By the end of the year, Finland had taken delivery of 11 Hornets. Delivery of Malaysia's eight Hornets will begin in March 1997. Thailand's eight Hornets are to be delivered in 1999.

PROPULSION:   In  the  F/A-18C/D,  two  General  Electric  F404-GE-402  engines, delivering 35,400 lb. of combined thrust (17,700 lb. each).
MAXIMUM PAYLOAD: Up to 14,900 lb. (6,757 kg.) externally.
DIMENSIONS: Length 56 ft. (17.1 m.); height 15.3 ft. (4.7 m.);
wingspan 40.4 ft. (12.3 m.).
CREW MEMBERS: One in F/A-18A and C; two in F/A-18B and D.

F/A-18E/F SUPER HORNET     [PICTURE OMITTED]
----------------------
The F/A-18E/F Super Hornet will be the centerpiece of U.S. naval aviation as the 21st century unfolds. Now in development and testing, it is scheduled to enter operational service with the U.S. Navy in 2001. The Super Hornet adds greater range and payload-carrying ability, improves the Hornet's benchmark reliability and maintainability, and allows for the extensive integration of new systems and technologies. It also incorporates stealth and other features to improve crew survivability significantly. The first flight was in November 1995. By late 1996, the Navy and McDonnell Douglas were flight-testing five developmental aircraft. During its initial sea trials in January 1997, the Super Hornet made its first arrested landings and catapulted launches aboard an aircraft carrier. The Department of the Navy has indicated a potential purchase of 1,000 aircraft -- at an estimated program cost of $80 billion -- through 2015. McDonnell Douglas is the prime contractor and Northrop Grumman the principal subcontractor for all versions of the F/A-18.

PROPULSION: Two General Electric F414 turbofan engines, producing 44,000 lb. of combined thrust (22,000 lb. each).
MAXIMUM PAYLOAD: Up to 17,750 lb. (8,051 kg.) externally.
DIMENSIONS: Length 60.3 ft. (18.4 m.); height 16 ft. (4.9 m.);
wingspan 44.9 ft. (13.7 m.).
CREW MEMBERS: One in F/A-18E; two in F/A-18F.

                                                  [Company Pull-Out Section]

F-15 EAGLE        [PICTURE OMITTED]
----------
The F-15 (A, B, C, and D versions) was originally designed for the U.S. Air Force as the world's premier air-superiority fighter. The latest version, the F-15E Strike Eagle, adds the capability for long-range, precision air-to-surface interdiction, making the Eagle the USAF's most able fighter-bomber. The versatile, dual-role aircraft carries a variety of air-to-air and air-to-ground weapons. It can operate around the clock and in any weather. F-15 production has been extended into 1999 by orders for 72 F-15S aircraft for Saudi Arabia and 25 F-15I aircraft for Israel. In 1996, ten F-15S Eagles were delivered, and assembly began on the first F-15I. The U.S. Air Force procured six attrition F-15Es in fiscal year 1996, and funding has been approved for six more aircraft in fiscal year 1997.

PROPULSION: Two Pratt & Whitney F100-PW-100/220s (25,000 lb. thrust each) in F-15C/D; two F100-PW-220/229s (29,000 lb. thrust each) in F-15E. The General Electric F110-GE-129 (29,000 lb. thrust each) is also an option.
MAXIMUM PAYLOAD: Up to 23,000 lb. (10,433 kg.) in F-15C/D; up to 19,000 lb. (8,618 kg.) in F-15E (with conformal fuel tanks).
DIMENSIONS:  Length 63.8 ft. (19.5 m.); height 18.6 ft. (5.6 m.);
wingspan 42.8 ft. (13 m.).
CREW MEMBERS: One in F-15A and C; one or two in F-15B and D trainers;
two in tactical F-15E.

AV-8B HARRIER II PLUS      [PICTURE OMITTED]
---------------------
With its capability for vertical and short takeoffs and landings, the AV-8B Harrier II can operate where other fixed-wing aircraft cannot. McDonnell Douglas and British Aerospace jointly developed the Harrier II in the early 1980s for the U.S. Marine Corps and the British Royal Air Force. It is designed to provide fast and effective interdiction and support to forces on the ground. The new radar-equipped configuration--called the Harrier II Plus (pictured)-- makes the aircraft even more accurate and versatile. Assembly of the Harrier II Pluses by Spain and Italy -- partners with the United States in the development of this upgraded aircraft -- will continue through the decade. Through the Marines Corps' remanufacturing program, 72 day-attack Harriers IIs now in the fleet are being converted to Harrier II Plus aircraft. Remanufactured Harriers gain a new service life at two-thirds the cost of all-new aircraft. Four remanufactured Harrier II Pluses were delivered to the U.S. Marines in 1996.

PROPULSION: One Rolls-Royce F402-RR-408 turbofan engine, delivering 23,800 lb. of thrust.
MAXIMUM PAYLOAD: 11,795 lb. (5,350 kg.) externally.
DIMENSIONS: Length 47.8 ft. (14.6 m.); height 11.6 ft. (3.5 m.);
wingspan 30.3 ft. (9.2 m.).
CREW MEMBERS: One (two in TAV-8B trainer).

                                             [Company Pull-Out Section]

T-45 TRAINING SYSTEM (T45TS)        [PICTURE OMITTED]
---------------------------
The T45TS is the first totally integrated training system developed for and used by the U.S. Navy. It includes the T-45A Goshawk aircraft, advanced flight simulators, academics, computer-assisted instructional programs, a computerized training-integration system, and a contractor logistics support package. McDonnell Douglas and British Aerospace share production of the T-45A, and Hughes Training Inc. is the principal subcontractor for the simulators. Plans call for a total of 187 T-45A Goshawks to be delivered to the Navy. Nine were delivered in 1996. Fourteen more are scheduled for 1997. Training with the T45TS began in January 1994. T-45 flying hours surpassed 100,000 in February 1997.

PROPULSION: One Rolls-Royce F405-RR-401 Adour turbofan engine, producing 5,845 lb. of thrust.
DIMENSIONS: Length 39.3 ft. (12 m.); height 13.5 ft. (4.1 m.);
wingspan 30.8 ft. (9.4 m.).
CREW MEMBERS: Two -- one instructor and one student pilot.

AH-64D APACHE LONGBOW       [PICTURE OMITTED]
---------------------
The AH-64D Apache Longbow is the modernized, more capable version of the battle-proven AH-64A Apache. The AH-64D is the most lethal, survivable, deployable, and maintainable multimission combat helicopter in the world. It is available with or without the distinctive fire-control radar dome. The Apache Longbow has a unique ability to let pilots see and share information on the digital battlefield. That gives battlefield commanders the information they need to make critical decisions rapidly. In 1996, McDonnell Douglas delivered 38 AH-64A Apaches. The U.S. Army plans to remanufacture more than 750 AH-64s into Apache Longbow. Production of the AH-64Ds began in 1996; first delivery will be in March 1997. Also awaiting delivery of AH-64Ds are the Netherlands, which has ordered 30, and the United Kingdom, which has ordered 67.

PROPULSION: Two General Electric T700-GE-701C turbine engines.
MAXIMUM PAYLOAD: 10,570 lb. (4,795 kg.).
DIMENSIONS: Length 58.2 ft. (17.7 m.); 16.25 ft. (5 m.); main rotor diameter 48 ft. (14.6 m.).
CREW MEMBERS: One pilot and one co-pilot.

MD 500   [PICTURE OMITTED]
------
MD 500 series helicopters--including the MD 500E, the MD 530F and the MD 520N--are among the fastest, lightest, and most advanced rotorcraft in service. They are descended from the U.S. Army's OH-6A Cayuse. Although they are now considered primarily civil helicopters, they are also available in military configurations. The five-place MD 520N (pictured) features the revolutionary NOTAR[TM] anti-torque system for increased safety and quiet performance. Helicopters equipped with the NOTAR system have no tail rotors. McDonnell Douglas delivered 14 MD 500 series helicopters in 1996.

                                             [Company Pull-Out Section]

PROPULSION: One Allison Model 250-C20R gas turbine engine.*
DIMENSIONS: Length 32.1 ft. (9.8 m.); height 9.7 ft. (2.9 m.);
main rotor diameter 27.4 ft. (8.3 m.).*
USEFUL LOAD: 1,513 lb. (686 kg.).*

*All specifications are for the MD 520N. Engines, dimensions, and useful load vary from model to model.

MD 600N  [PICTURE OMITTED]
-------
This soon-to-be certified eight-place helicopter is a spacious, versatile performer, well suited for a variety of uses. It features outstanding speed and hovering ability. It also has the agility and exceptional handling for which the MD 500 series, from which it is descended, is known. With its advanced NOTAR [TM] anti-torque system, the MD 600N is a member of an exclusive class of the safest, quietest helicopters in the world. Other features include a six-bladed main rotor and a powerful engine and drive system for performance on demand. Deliveries will begin 1997.

PROPULSION: One Allison Model 250-C47M gas turbine engine.
USEFUL LOAD: 2,120 lb. (962 kg.).
DIMENSIONS: Length 36.9 ft. (11.2 m.); height 9.7 ft. (2.9 m.);
main rotor diameter 27.5 ft. (8.4 m.).

MD EXPLORER       [PICTURE OMITTED]
-----------
The latest version of the eight-place, twin engine MD Explorer features better-performing engines for increased speed, range, and payload capabilities. This aircraft, which secured the European Joint Aviation Authorities' Type Certification for 27 countries in 1996, is expected to earn Category A certification in 1997. Category A approval will permit greater flexibility, especially in areas with stringent single-engine operating rules. The aircraft also features a variety of advanced technologies, including an all-composite bearingless main rotor, flexbeam, and blade system. It is equipped with the NOTAR[TM] anti-torque system for enhanced safety and quiet performance. Fifteen MD Explorers were delivered in 1996 to customers in diverse worldwide markets. The MD Explorer is especially popular with medical evacuation services.

PROPULSION: Two Pratt & Whitney 206E gas turboshaft engines.
USEFUL LOAD: 2,975 lb. (1,349 kg.).
DIMENSIONS: Length 38.8 ft. (11.8 m.); height 12 ft. (3.7 m.); main rotor diameter 33.8 ft. (10.3 m.).

C4I SYSTEMS       [PICTURE OMITTED]
-----------
McDonnell Douglas's command, control, communications, computers, and intelligence (C4I) work encompasses information warfare, airborne surveillance and detection, and maritime warfare systems. McDonnell Douglas's multisensored Thermal Imaging Sensor System (TISS, pictured) provides U.S. Navy surface ships with the capability to detect floating mines, speedboats, and swimmers in near-zero visibility. The unit's Mast Mounted Sight, the precursor to TISS, is in operation on nearly 500 helicopters and ships worldwide.

                                             [Company Pull-Out Section]

BUSHMASTER III             [PICTURE OMITTED]
--------------
The 35 mm. Bushmaster III (pictured on a Bradley fighting vehicle) is a member of the Chain Gun[TM] family of reliable automatic cannons. It incorporates all the features of the 25 mm. M242 Bushmaster, which is in service on land and sea vehicles around the world. The Bushmaster III, which fires NATO standard 35 mm. ammunition, is a compact, cost-effective answer to future military threats. McDonnell Douglas has delivered more than 10,000 M242 Bushmasters. It also builds the 30 mm. M230 cannon for the apache attack helicopter and the 30 mm. Bushmaster II for Norway. Several Chain Gun cannon variants are now in production at McDonnell Douglas and elsewhere under license.

DELTA II                   [PICTURE OMITTED]
--------
The Delta II medium-class rocket is the world's most reliable expendable launch vehicle. An updated version of the Delta rockets McDonnell Douglas has built and launched since 1960, the Delta II serves a mix of military, commercial, and civil customers. McDonnell Douglas has booked a full manifest for the rocket through the year 2002, launching satellites from both Cape Canaveral, Florida, and Vandenberg Air Force Base, California. The Delta II launched 10 payloads in 1996.

DIMENSIONS: Height 125 ft. (38.1 m.); diameter 8 ft. (2.4 m.).
PAYLOAD CAPACITY: 4,100 lb. (1,860 kg.) to geosynchronous transfer orbit.

DELTA III                  [PICTURE OMITTED]
---------
The Delta III intermediate-class rocket, whose development was announced in 1995, is building on the successful Delta II heritage. Delta III will deliver more than twice the lifting power of Delta II. Development of Delta III continued in 1996. Hughes Space and Communications International Inc., the initial customer, has scheduled its first launch, of the Galaxy X cable television satellite, for 1998.

DIMENSIONS: Height 128.2 ft. (39.1 m.); upper-stage diameter 13.1 ft.
(4 m.); lower-stage diameter 7.8 ft. (2.4 m.).
PAYLOAD CAPACITY: 8,400 lb. (3,810 kg.) to geosynchronous transfer orbit.

DELTA IV/EELV              [PICTURE OMITTED]
-------------
In December 1996, the U.S. Department of Defense selected McDonnell Douglas as one of the two contractors to compete for development of the U.S. Air Force's Evolved Expendable Launch Vehicle (EELV). Final selection is expected in 1998, with the first flight in 2001. The value of the contract to the winner, over the life of the development program, could reach $1.4 billion. The EELV program is conceived as a family of rockets in the small, medium, and heavy launch categories. McDonnell Douglas's design, the Delta IV, is an extension of the highly reliable Delta II and the new Delta III launch systems.

                                             [Company Pull-Out Section]

DIMENSIONS: Small-height 182.3 ft. (55.6 m.); gross liftoff wt. 509,000 lb. (230,882 kg.); payload to geosynchronous transfer orbit 4,800 lb. (2,177.3 kg.). Medium-height 197.6 ft. (60.2 m.); gross liftoff wt. 533,000 lb. (241,769 kg.);
payload to  geosynchronous  transfer  orbit 10,000 lb. (4536 kg.).  Heavy-height
225.4 ft. (68.7 m.); gross liftoff wt.  1,538,000 lb. (697,637 kg.);  payload to geosynchronous transfer orbit 33,000 lb. (14,968.8 kg.).

INTERNATIONAL SPACE STATION         [PICTURE OMITTED]
---------------------------
As the major subcontractor on the International Space Station, McDonnell Douglas is developing and building five integrated truss segments, along with major subsystems. McDonnell Douglas also will provide other hardware and software elements, including the mobile transporter used to support assembly and operations on orbit, pressurized mating adapters used to dock the space shuttle to the station, and outfitting for pressurized nodes that connect laboratory and habitation modules. Space agencies in the United States (NASA), Europe, Canada, Japan, and Russia are participating in the program. The first two launches of hardware are planned for late 1997.

DIMENSIONS:  Length 355.6 ft. (108.4m.);  width 243.1 ft. (74.1m.); height 121.4
ft. (37m.).
TOTAL MASS AT COMPLETION:  900,000 LB. (408,240 KG.).
CREW MEMBERS:  Six astronauts full-time.

HARPOON  [PICTURE OMITTED]
-------
More than 25 years after its development began, the AGM 84A/C/D Harpoon is still deployed as the U.S. Navy's primary anti-ship missile. It has been ordered by 24 customers around the world. It can be launched from aircraft, surface ships, submarines, and land-based installations.

JOINT AIR-TO-SURFACE STANDOFF MISSILE (JASSM)        [PICTURE OMITTED]
---------------------------------------------
In June 1996, McDonnell Douglas was named one of two contractors to compete for development of the Joint Air-to-Surface Standoff Missile. The JASSM is intended to be launched from a variety of U.S. Air Force and U.S. Navy bombers and fighter aircraft. It will allow them to attack high-priority targets from beyond the range of enemy air defenses. The $130 million contract is for program definition and risk reduction. In 1998, a single contractor will be selected to complete the development program. Production of 2,400 missiles is expected to start in the year 2000. The total program is valued at $3 billion.


JOINT DIRECT ATTACK MUNITION (JDAM) [PICTURE OMITTED]
-----------------------------------
In October 1995, McDonnell Douglas won a $63 million U.S. Department of Defense competition to develop the Joint Direct Attack Munition. The DOD's fiscal year 1997 budget funds the purchase of 936 units. Orders could total about $4 billion over the next two decades. JDAM is a guidance kit that allows purchasers to convert existing 1,000-pound and 2,000-pound unguided, free-falling bombs into precision-guided "smart" munitions that can autonomously strike targets in any weather conditions. JDAM also minimizes collateral damage while leaving strike aircraft crews less exposed to hostile fire. Its first free-flight tests occurred in late 1996. JDAM is currently in flight testing on the F/A-18, the B-52H, the B-1B, the B-2A, and the F-16.

                                                  [Company Pull-Out Section]

STANDOFF LAND ATTACK MISSILES (SLAM AND SLAM ER)              [PICTURE OMITTED]
------------------------------------------------
A derivative of the Harpoon, the AGM 84E Standoff Land Attack Missile is the U.S. Navy's only air-launched, precision-guided standoff missile system. In March 1995, the Navy awarded McDonnell Douglas a $91.6 million contract to develop the SLAM Expanded Response (SLAM ER, pictured). This retrofit kit lets users upgrade existing SLAMs to achieve longer range, greater effectiveness, more resistance to jamming, and easier mission planning. In December 1996, the first operational test SLAM ER was delivered to the U.S. Navy. Low-rate initial production of 60 missiles will begin in April 1997.

COMMERCIAL AIRCRAFT
-------------------
Douglas Aircraft Co. is the commercial aircraft component of the McDonnell Douglas Corp.

DOUGLAS AIRCRAFT COMPANY (Primary location)
LONG BEACH, CALIFORNIA
EMPLOYEES: 14,200 worldwide (including 10,800 in Long Beach)
HISTORY: Since its founding in 1920 by Donald W. Douglas, the company has delivered more than 46,000 commercial and military airplanes, including a long line of Douglas Commercial (DC) and McDonnell Douglas (MD) models.

In 1996, Douglas Aircraft continued to serve the world's airlines by delivering extended-range models of the MD-11 trijet and introducing an Advanced Common Flightdeck for the MD-95. Douglas also launched a major modification program to convert DC-10 trijets into MD-10s. The MD-10 conversion provides performance upgrades and a new two-person cockpit that combines features of the MD-11 and the Advanced Common Flightdeck.

Late in the year, Boeing and McDonnell Douglas announced a strategic agreement to work together on Boeing's future wide-body commercial airplane programs.

MARKETS SERVED: Passenger airlines and freight-shipping services.

PRODUCTS/SERVICES: MD-11 wide-cabin trijet; MD-80 midsize twin jet; MD-90 advanced technology, midsize twin jet; MD-95 advanced technology twin jet (in development); spare parts; modifications, including conversion of the DC-10 trijet into the advanced technology MD-10; and collaboration on future Boeing wide-body commercial aircraft.

MD-80    [PICTURE OMITTED]
-----
Almost 1,150 MD-80 twin jets have been delivered since the airliner entered service in 1980. The MD-80 features commercial aviation's first digital flight-guidance system. It is available in five models -- the MD-81, the MD-82, the MD-83, the MD-88, and the smaller MD-87.

                                                  [Company Pull-Out Section]

PROPULSION: Two Pratt & Whitney JT8D-200 engines at 18,500 to 21,000 lb. of thrust each.
DIMENSIONS: Length 147.8 ft. (45 m.); height 29.6 ft. (9 m.); wingspan 107.8 ft. (32.9 m.). MD-87 length 130.4 ft. (39.7 m.).
CAPACITY: 155 (nominal). MD-87 capacity 130 (nominal--varies depending on configuration).
RANGE: 1,800 to 2,880 statute mi. (2,897 to 4,635 km.), depending on model and configuration.

MD-90    [PICTURE OMITTED]
-----
The MD-90 twin jet is an advanced midsize airliner that entered revenue service in 1995. The MD-90 is the quietest large commercial jetliner in the skies. Its engines are designed for fuel efficiency and reduced exhaust emissions.

PROPULSION: Two International Aero Engines V2500s, delivering 25,000 lb. of thrust each.
DIMENSIONS: Length 152.6 ft. (46.5 m.); height 30.6 ft. (9.3 m.);
wingspan 107.8 ft. (32.9 m.).
CAPACITY: 153 (nominal--varies depending on configuration).
RANGE: 2,400 to 3,205 statute mi. (3,862 to 5,157 km.), depending on model and configuration.

MD-95    [PICTURE OMITTED]
-----
The MD-95 twin jet airliner was launched in 1995 to serve the market for aircraft that carry about 100 passengers. ValuJet Airlines is the launch customer. Its first delivery is scheduled for 1999. The MD-95 is designed to operate economically on high-frequency, short- to medium-range routes such as those now flown by hundreds of DC-9s and similar aircraft. Like all McDonnell Douglas twin jets, the MD-95 features popular five-across coach-class seating and an all-new interior, with illuminated handrails and larger overhead baggage racks. The two-person cockpit introduces the new McDonnell Douglas Advanced Common Flightdeck, featuring the latest technology: liquid-crystal displays for flight instruments and highly automated systems controllers that can reduce the pilot's workload in all phases of operation. The MD-95 also continues the environmental tradition of the MD-90 with reduced fuel consumption, reduced exhaust emissions, and significantly lower sound levels compared to similar-size aircraft now in service.

PROPULSION: Two BMW/Rolls-Royce BR715 engines, delivering 18,500 to 21,000 lb. of thrust each.
DIMENSIONS:  Length 124 ft. (37.8 m.);  height 29.3 ft. (8.9 m.);
wingspan 93.3 ft. (28.4 m.).
CAPACITY: 106 (nominal--varies depending on configuration).
RANGE: 1,781 statute mi. (2,866 km.); 2,304 statute mi. (3,707 km.) for extended-range model with optional auxiliary fuel tanks.

                                                  [Company Pull-Out Section]

MD-11    [PICTURE OMITTED]
-----
More than 160 MD-11 wide-cabin trijets have been delivered to customers around the world. Delivery began in 1990. The MD-11 is the only aircraft of its type available in four models -- passenger, all freighter, convertible freighter (which can be quickly reconfigured to carry passengers or freight), and "combi" (which carries passengers and freight on the main deck and additional freight below). Although outwardly similar to the DC-10, the MD-11 is larger and features advanced aerodynamics, propulsion, aircraft systems, cockpit systems, operating economy. Delivery of an extended-range version -- the MD-11ER for routes up to 8,300 statute miles (13,355 km.) -- began in 1996.

PROPULSION: Three engines, with three available options -- General Electric CF6-80C2 at 61,500 lb. thrust each; Pratt & Whitney 4460 at 60,000 lb. thrust each; or Pratt & Whitney 4462 at 62,000 lb. thrust each.
DIMENSIONS: Length 200.8 ft. (61.2 m.); height 57.8 ft. (17.6 m.);
wingspan 169.5 ft. (51.7 m.).
CAPACITY: Passenger version -- 233 to 410, depending on seating configuration (300 nominal); freighter version -- 20,886 cubic feet of cargo.
RANGE: 4,550 to 8,300 statute miles (7,160 to 13,355 km.), depending on model and total gross takeoff weight.

                                   [Annual Report Page 26]
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


   The following discussion should be read in conjunction with the consolidated financial statements and notes thereto beginning on page 35, which are incorporated herein by this reference.

Forward-Looking Information Is Subject to Risk and Uncertainty

   Certain statements in Management's Discussion and Analysis of Financial Condition and Results of Operations contain "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1995) that involves risk and uncertainty, including projections for the timing of the consummation of the proposed Boeing merger, future sales, earnings, production levels and costs, aircraft deliveries, research and development, environmental and other expenditures, and various business environment trends. Actual results and trends in the future may differ materially depending on a variety of factors including, but not limited to, changing priorities or reductions in the U.S. and worldwide defense and space budgets; global trade policies; worldwide political stability and economic growth; termination of government contracts due to unilateral government action or the Company's failure to perform; governmental export and import policies; the Company's successful execution of internal operating plans; performance issues with key suppliers and subcontractors; factors that result in significant and prolonged disruption to air travel worldwide; aircraft delivery delays or defaults by customers; collective bargaining labor disputes; other regulatory uncertainties; and legal proceedings. For further discussion of certain risks and uncertainties that may affect the actual results of any forward-looking information contained herein, refer to the Form 8-K filed by the Company with the Securities and Exchange Commission (SEC) on April 17, 1996.

Results of Operations

   McDonnell Douglas reported record earnings in 1996 of $788 million, led by the military aircraft operations. Earnings in this segment were at a record level for 1996, surpassing the previous record year, 1995, by more than 9 percent. The C-17 and Apache Longbow programs led the earnings improvement in the military aircraft segment. Operating earnings in each of the segments in 1996 exceeded 1995 results, except for the missiles, space, and electronics systems segment, where operating earnings were down $4 million. Excluding the effect of an accounting charge related to the MD-11 trijet, McDonnell Douglas had 1995 earnings of $707 million, an 18 percent improvement over the 1994 earnings of $598 million. Military aircraft operating earnings in 1995 were 28 percent higher than in 1994.

   Revenues for 1996 were $13.834 billion, a 3 percent decline compared with $14.332 billion in 1995. Revenues in 1995 were 9 percent greater than 1994 revenues of $13.176 billion. The revenue fluctuation over the three-year period was largely attributed to the number and mix of aircraft deliveries in the commercial aircraft segment, where revenue was down $574 million in 1996 after increasing $736 million in 1995. Military aircraft segment revenues were also higher in 1995 as compared with 1996 and 1994.

   McDonnell Douglas and The Boeing Company (Boeing) entered into a definitive agreement on December 14, 1996, whereby a wholly owned subsidiary of Boeing will merge into McDonnell Douglas in a stock-for-stock transaction, as a result of which McDonnell Douglas will become a wholly owned subsidiary of Boeing. Under the terms of the transaction, McDonnell Douglas shareholders will receive 0.65 share of Boeing common stock for each share of McDonnell Douglas common stock. The transaction is subject to approval by the shareholders of both companies and certain regulatory agencies; and it is expected to close as early as mid-1997. Approval of shareholders is expected to be considered at separate meetings of both companies' shareholders in July 1997. The following discussions do not consider the effects the merger will have on future products or operating results since the exact timing of the consummation is uncertain and the future effects of the merger have not been quantified.
Military Aircraft

   Operating revenues in the military aircraft segment in 1996 were 3 percent lower than in 1995, following a 5 percent increase in 1995 compared with 1994. Revenue in the F/A-18E/F program, which is transitioning from development to low-rate initial production, decreased in 1996 as compared with 1995. A 99-day strike at the St. Louis, Missouri, facilities, which ended in mid-September 1996, also reduced revenue in 1996. Higher volume in the F/A-18C/D program from production-rate increases and more activity on the F-15 program contributed to revenue growth in 1995.
                                             [Annual Report Page 27]
   The military aircraft segment reported record operating earnings of $990 million in 1996, compared with $905 million in 1995 and $708 million in 1994. Operating margins in the segment exceeded 12 percent in 1996, compared with margins in excess of 11 percent in 1995 and 9 percent in 1994. Increased volume and improved margins on the C-17 and Apache Longbow programs led the improvement in 1996. Award fees on the F/A-18E/F program, partially offset by a charge associated with the settlement of claims on the T-45 program, also contributed to the 1996 increase. Improved earnings in the C-17 and F-15 programs led the increase in 1995 over 1994. Almost all of the C-17 activity in 1995 was associated with ongoing production lots, as relatively minor activity remained on the development and initial-production lots. Award fees on the C-17 and F/A-18 programs also contributed to the 1995 improvement. The F-15 earnings improvement was principally a result of volume increases. The 1994 C-17 operating earnings were lower than in 1995 and included cost growth in the development and initial-production lots, reduced cost estimates associated with a 1993 omnibus settlement, and comparatively lower earnings on ongoing production lots.

Commercial Aircraft

   Operating revenues in the commercial aircraft segment decreased 15 percent in 1996, after a 23 percent increase in 1995. Fewer deliveries of MD-11 trijets, along with the inclusion of two trijet and three twin jet deliveries recorded as operating leases with minimal revenue recorded at the time of delivery, accounted for the majority of the decrease. McDonnell Douglas delivered 24 MD-90 and 12 MD-80 twin jets (including three under lease arrangements) in 1996, compared with 14 MD-90 and 18 MD-80 twin jets in 1995 and 22 MD-80 twin jets in 1994. McDonnell Douglas delivered 15 trijets (including two under lease arrangements)in 1996, compared with 18 in 1995 and 17 in 1994. Current commercial aircraft production plans for 1997 anticipate MD-80/90 twin jet deliveries to be slightly higher than 1996 deliveries, with approximately twice as many deliveries of MD-90s as MD-80s. MD-11 trijet deliveries in 1997 are expected to be slightly lower than in 1996.

   The commercial aircraft segment had operating earnings of $101 million in 1996. Excluding the effect of a 1995 charge related to the MD-11 trijet, operating earnings were $39 million in 1995 and were $47 million in 1994. Earnings from the sale of spare parts and related services continued their significant contribution to segment earnings in each of the three years. Operating earnings on aircraft production programs, although improved in 1996 as compared with 1995 and 1994, were near break-even. Development costs, largely related to the MD-95 program, increased in 1996 over the 1995 and 1994 levels. Insurance recoveries recorded in 1996 partially offset the higher development costs. Development costs in 1996 on the MD-95 were also reduced by participation payments received from MD-95 subcontractors. Loss provisions on several MD-90 twin jets and a write-off of MD-80 inventory amounts contributed to lower 1995 earnings.

   Prior to October 1, 1995, MD-11 production and tooling costs were charged to cost of sales based on the estimated average unit cost for the program. The estimated average unit costs were based on cost estimates of a 301-aircraft program. The costs incurred per unit in excess of the estimated average unit cost were deferred, to be recovered by production and sale of lower-than-average cost units. In applying the program-average method, the Company estimated (1) the number of units to be produced and sold in the program, (2) the rate at which the units were expected to be produced and sold, and thus the period of time to accomplish that, and (3) selling prices, production costs, and the gross profit margin for the total program. The gross profit margin for the MD-11 was unchanged from 1993 through September 30, 1995. After deducting period costs, the MD-11 program operated at a loss during this period.

   Effective October 1, 1995, McDonnell Douglas changed its accounting for cost of sales on the MD-11 aircraft program from the program-average cost basis to the specific-unit cost basis. At the same time, McDonnell Douglas revalued MD-11 program support costs previously valued in inventories consistent with the program-average cost concept. MD-11 program support costs are now allocated to current production. This change to the specific-unit costing method for the MD-11 program was made in recognition of production rates, existing order base, and length of time required to achieve program deliveries, and thus, the resultant increased difficulty - which became apparent in the fourth quarter of 1995 - in making the estimates necessary under the program-average method of accounting. Because the effect of this change in accounting principle was inseparable from the effect of the change in accounting estimate, the change was accounted for as a change in estimate. As a result, McDonnell Douglas recorded a noncash charge to operations of $1.838 billion in the fourth quarter of 1995.

                                             [Annual Report Page 28]
Missiles, Space, and Electronic Systems

   Operating revenues in the missiles, space, and electronic systems segment were $2.178 billion in 1996, $1.917 billion in 1995, and $1.877 billion in 1994. Higher revenue in the Delta II and Space Station programs, partially offset by lower revenue in the missiles programs, contributed to the increases in 1996 and 1995.

   Operating earnings in the missiles, space, and electronic systems segment were $194 million in 1996, slightly lower than $198 million in 1995, and down from $262 million in 1994. Earnings increases in 1996 as compared with 1995 in the Delta II program were largely offset by increased research and development expenditures on the Delta III, a launch vehicle under development. Increased spending on the Delta III and increased costs related to the closing of a Florida missile facility contributed to lower earnings for 1995 as compared with 1994.

Financial Services and Other

   Operating revenues in the financial services and other segment increased to $367 million in 1996, compared with $334 million in 1995 and $326 million in 1994. Operating earnings of this segment were $74 million in 1996, compared with $61 million in 1995 and $50 million in 1994. The 1996 operating earnings were at their highest level since 1990. Operating earnings in this segment have grown in each of the last three years as a result of increased volume in selective markets. Operating earnings of the financial services and other segment are reduced by interest expense, an operating expense of that segment.

Interest Expense

   Interest expense related to aerospace segments was $121 million in 1996, $139 million in 1995, and $141 million in 1994, after excluding from 1995 and 1994 the reversal of interest associated with the resolution of tax issues. The interest expense decline in 1996 reflects lower interest on income tax obligations and reduced aerospace debt for most of the year. Interest expense was reduced by $23 million in 1995 and $10 million in 1994, associated with resolving tax issues. See Note 9, "Income Taxes," page 45.

   Interest expense in the financial services and other segment was $127 million in 1996, up from $109 million in 1995. An increase in debt, associated with a growth in the asset portfolio, caused the 1996 increase. Interest expense in 1995 was $9 million lower than in 1994 as a result of the refinancing of high coupon debt to lower rates.

   The Company settled certain state tax issues in 1995, resulting in net earnings of $35 million, of which $14 million ($23 million pretax) related to reductions in accrued interest. The Company settled certain accounting method and tax credit issues with the Internal Revenue Service (IRS) in 1994 in connection with the an IRS audit of the years 1986 through 1989. Issues resolved in 1994 resulted in net earnings of $21 million, of which $6 million ($10 million pretax) related to reductions in accrued interest. See Note 9, "Income Taxes," page 45.

Liquidity

   DEBT AND CREDIT ARRANGEMENTS. MDC Aerospace, which represents the consolidation of McDonnell Douglas Corporation and all of its subsidiaries other than McDonnell Douglas Financial Services Corporation (MDFS) and McDonnell Douglas Realty Company (MDRC), has in place a number of credit facilities with banks and other institutions. MDC Aerospace debt at December 31, 1996, was $1.4 billion, up from $1.2 billion at December 31, 1995. The increase in debt relates largely to the issuance of $250 million of 10-year notes in late 1996 for general corporate purposes; the notes may be used to fund $250 million of securities maturing in April 1997. Financial Services debt at December 31, 1996, was $2.0 billion, up from approximately $1.5 billion at December 31, 1995. The increase in debt is consistent with the increased portfolio of McDonnell Douglas Finance Corporation (MDFC), a subsidiary of MDFS.

   MDC Aerospace has a revolving credit agreement (RCA), amended and restated in January 1997, under which MDC Aerospace may borrow up to $1.75 billion through January 2002. MDC Aerospace has the option under the RCA to increase that limit by 20 percent. There were no amounts outstanding under the RCA at December 31, 1996.

   During 1996, MDC Aerospace filed a shelf registration statement with the SEC relating to debt securities. The filing increased a prior offering, commenced in 1992 for up to $550 million of notes, by an aggregate principal amount of $1 billion. As of December 31, 1996, MDC Aerospace had $948 million of unissued debt securities registered with the SEC.

   The Company also has an agreement with a financial institution to sell a participation interest in a designated pool of government and commercial receivables, with limited recourse, in amounts up to $300 million. As of December 31, 1996, no receivable interests were sold. See Note 3, "Accounts Receivable," page 42.
                                             [Annual Report Page 29]

   During 1996, MDFS and MDFC amended their joint RCA to provide, among other things, for increased borrowing capacity and to extend the maturity date to August 2001. Under the amended agreement, MDFC may borrow a maximum of $240 million, reduced by MDFS borrowings under this same agreement, which are limited to $16 million. There were no outstanding borrowings under this agreement at December 31, 1996. At December 31, 1996, $96 million of commercial paper issued by MDFC was outstanding. The joint RCA could therefore be used to support the full amount of commercial paper outstanding.

   During 1995, MDFC filed a shelf registration statement with the SEC relating to up to $750 million aggregate principal amount of debt securities. MDFC established a $500 million medium-term note program under this registration statement, and as of December 31, 1996, had issued $490 million of such notes.

   During 1995, MDFS initiated a medium-term note program under a private placement of up to $100 million principal amount. This note program was increased to $200 million in April 1996. As of December 31, 1996, MDFS had issued $135 million of securities under this program.

   Amounts available under the RCAs, note programs, and the receivables program discussed above may be used to meet cash requirements. McDonnell Douglas believes that it has sufficient sources of capital to meet anticipated needs.

   During 1996, rating agencies raised their ratings of MDC Aerospace and MDFC debt. Moody's Investors Service Inc. raised its ratings of MDC Aerospace senior debt to Baa1 from Baa2. Standard & Poor's raised its ratings of MDC Aerospace and MDFC senior debt to A- from BBB. The rating agency also upgraded its rating on MDFC subordinated debt to BBB+ from BBB-. Duff & Phelps Credit Rating Company raised its rating of MDC Aerospace and MDFC senior debt to A- from BBB+. MDFC's subordinated debt was also raised to BBB+ from BBB.

   SHAREHOLDER INITIATIVES. On October 28, 1994, the Company's Board of Directors approved a stock repurchase plan that authorized McDonnell Douglas to purchase up to 36 million shares, or about 15 percent of its then-outstanding common stock. Through mid-December 1996, the Company had acquired 29 million shares, or about 81 percent of its authorized repurchase amount, at a cost of $1.1 billion. The Company suspended common stock acquisitions associated with the repurchase program as a result of the proposed merger with Boeing. See Note 2 on page 42 for a further discussion of the proposed merger.

     In January 1996, the McDonnell Douglas Board of Directors authorized a two-for-one split of the common stock and a 20 percent increase in the quarterly dividend. In April 1996, McDonnell Douglas shareholders approved an amendment to the Company's charter increasing the number of the Company's authorized shares; the stock split was effected in the form of a stock dividend in May 1996. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying, from additional capital or retained earnings to common stock, the par value of the additional shares arising from the split. In addition, all references to number of shares, per share amounts, and market prices of common stock have been restated to reflect the stock split.

   AEROSPACE CASH AND CASH EQUIVALENTS. MDC Aerospace cash and cash equivalentswere $1.1 billion at December 31, 1996. Included in this amount are proceeds received from the 1996 fourth-quarter issuance of $250 million of 10-year notes. These notes were issued for general corporate purposes and may be used to fund $250 million of securities that mature in April 1997. Cash provided by aerospace operations was $824 million for 1996, prior to reductions of $718 million used by McDonnell Douglas to purchase its common stock.

   DEVELOPMENT PROGRAMS. In October 1995, McDonnell Douglas launched the MD-95, a 100-seat medium-range airliner. Initial deliveries of the MD-95 to ValuJet Airlines Inc. (ValuJet), the launch customer for the MD-95, are scheduled for 1999. ValuJet's operations were suspended for more than three months following an airliner crash in May 1996. The carrier resumed scaled-back operations in September 1996 and affirmed its order for 50 MD-95s in December 1996. No additional orders for the MD-95 from other customers were received during 1996.

   McDonnell Douglas is currently developing the Delta III, an expendable launch vehicle. Launch of the first Delta III is scheduled for 1998.

   The MD-95 twin jet and the Delta III launch vehicle will require cash expenditures in development, inventory, and tooling during the next several years, which the Company intends to fund from its cash flow or from resources available under its existing credit agreements.
                                                  [Annual Report Page 30]

   COMMERCIAL AIRCRAFT FINANCING. Airlines may decline deliveries of aircraft, request changes in delivery schedules, or default on contracts for firm orders. Aircraft delivery delays or defaults by commercial aircraft customers not anticipated by the Company could have a negative short-term impact on cash flow. During recent years, several airlines filed for protection under the Federal Bankruptcy Code or became delinquent on their obligations for commercial aircraft. As indicated in Note 16, "Commitments and Contingencies," page 51, the Company also has outstanding guarantees of $868 million related to the marketing of commercial aircraft. The Company does not believe that the existence of such guarantees, after considering residual values, or delays or defaults by commercial aircraft customers, will have a material adverse effect upon its earnings, cash flow, or financial position.

   McDonnell Douglas has made lease, loan principal, and interest payments totaling $97 million and has agreed to make certain additional loan principal payments through January 1998 on behalf of Viacao Aerea Rio-Grandense S.A. (VARIG). In addition, Trans World Airlines Inc. (TWA), the Company's largest aircraft-leasing customer, continues to operate under a reorganization plan, confirmed by the U.S. Bankruptcy Court in 1995, that restructured its indebtedness and leasehold obligations to its creditors. TWA also continues to face financial and operational challenges due in part to an airliner crash in July 1996 and turnover of key management, which occurred during 1996. Neither payments on behalf of VARIG nor the effects of TWA's reorganization plan and current financial condition are expected to have a material adverse effect on earnings, cash flow, or financial position of the Company. See Note 16, "Commitments and Contingencies," page 51, for a further discussion of VARIG and TWA.

   The Company, including MDFC, has also made offers totaling $2.087 billion to arrange or provide financing for ordered but undelivered aircraft. The Company does not anticipate that the existence of such financing offers will have a material adverse effect on its earnings, cash flow, or financial position. See
Note 16, "Commitments and Contingencies," page 51.

   CAPITAL EXPENDITURES. The Company's capital expenditures were $209 million in 1996, $143 million in 1995, and $112 million in 1994. The 1996 level of capital expenditures reflects a planned increase in such activity, after a few years of reduced expenditures. At December 31, 1996, the Company was not committed to the purchase of a significant amount of property, plant, and equipment. Capital expenditures are expected to approximate $300 million in 1997.

   INFORMATION SYSTEMS. The Company has several information system improvement initiatives underway that will require increased expenditures during the next several years. These initiatives, which began in prior years, include the conversion of certain Company computer systems to be Year 2000 compliant.

   The Year 2000 issue exists because many computer systems and applications currently use two-digit date fields to designate a year. As the century date change occurs, date-sensitive systems will recognize the year 2000 as 1900, or not at all. This inability to recognize or properly treat the year 2000 may cause systems to process critical financial and operational information incorrectly. McDonnell Douglas, like many other companies, is expected to incur expenditures over the next few years to address this issue.

   McDonnell Douglas has assessed and continues to assess the impact of the Year 2000 issue on its operations, including the development of cost estimates for, and the extent of programming changes required to address, this issue. Although final cost estimates have yet to be determined, it is anticipated that these Year 2000 costs will result in an increase to Company expenses during 1997 and 1998. The Company expects to complete its Year 2000 cost estimates by mid-1997.

Business and Market Considerations

General

   McDonnell Douglas is one of the largest U.S. defense contractors and NASA prime contractors. McDonnell Douglas has a wide range of programs in production and development, and is the world's leading producer of military aircraft. McDonnell Douglas is also a manufacturer of large commercial transport aircraft.

                                             [Annual Report Page 31]
Military Aerospace Business

   The Company's most significant customer in the military aircraft and in the missiles, space, and electronic systems segments is the U.S. Government. Certain foreign governments also purchase a significant share of the Company's aerospace products directly or through contracts for foreign military sales with U.S. Government agencies. Companies engaged in supplying military and space equipment to the U.S. Government are subject to risks in addition to those found in commercial business. These additional risks include dependence on Congressional appropriations and annual administrative allotment of funds, general reductions in the U.S. and worldwide defense budgets, and changes in Government policies, including weapons export policies. In addition, at times McDonnell Douglas invests in competitive programs still in the predevelopment stage, some of which may never result in production. Moreover, the costs of maintaining adequate research and development as well as manufacturing capabilities are substantial.

   The U.S. Government may terminate its contracts (1) for its convenience whenever it believes that such termination would be in the best interest of the Government or (2) for default. Under contracts terminated for the convenience of the Government, a contractor is generally entitled to receive payments for its contract cost and the proportionate share of its fee or earnings for the work done, subject to the availability of funding. The U.S. Government may terminate a contract for default if the contractor materially breaches the contract.

   U.S. Government defense spending, which has declined in recent years, is expected to remain at about the same level in 1997 as it was in 1996, based upon the fiscal year 1997 defense budget. In an era of shrinking or static defense budgets, military customers are more constrained in their ability to support new development programs. Declines in new development programs can have a negative impact on defense contractors. Additionally, the loss of a major program or a major reduction or stretch-out in one or more programs could have a material adverse impact on the Company's future revenues, earnings, and cash flow. However, any such impact could be mitigated by foreign sales and by programs to upgrade existing products. Certain foreign sales may require some portion of the production to be performed or completed in the purchasing country. In late 1996, the Company was eliminated in the downselect for the Joint Strike Fighter (JSF) competition, a significant new DOD development program. In early 1997, the

Company agreed to work with Boeing on its JSF program. While the JSF is not expected to have a major impact on revenues or earnings for at least a decade, its impact on the longer-term future is potentially great. The Company does, however, believe it is well positioned in this defense era; the DOD has indicated its commitment to several of the Company's relatively new programs and/or to pursuing significant modifications that will extend the duration of existing production lines. Because McDonnell Douglas is the largest producer of military aircraft, the extension of existing programs could have favorable competitive results. In light of the uncertainty regarding the changes in defense spending, reported financial information may not be indicative of the Company's future operating results. Production contracts awarded under the fiscal year 1997 budget will generally continue through 1999.

   In January 1997, a Delta II rocket carrying a Global Positioning System satellite exploded shortly after launch. An investigation to determine the cause of the mishap is underway. As is standard in the industry, other 1997 Delta II launches have been delayed pending determination of the cause of the explosion. The extent or the impact of the mishap and of such delays cannot be determined at this time.

Commercial Aircraft Business

   McDonnell Douglas is producing the MD-80 and MD-90 twin jets and MD-11 trijet commercial aircraft, developing the MD-95 twin jet commercial aircraft, and supporting commercial aircraft, spare parts, and related services. The commercial aircraft business requires large investments to develop new aircraft or derivatives of existing aircraft.

    During 1996, McDonnell Douglas received orders for 17 MD-80 twin jets, 12 MD-90 twin jets, and 9 MD-11 trijets. This amounted to 4 percent of the total narrow-body and wide-body orders received in the commercial aircraft industry. Three of the nine trijet orders received were for the freighter configuration. Not included in these orders are five MD-11 freighters requested by Lufthansa Cargo; this contract was finalized early in 1997. McDonnell Douglas expected to receive a higher level of orders in 1996. As the year progressed, it became apparent that the Company's share of commercial aircraft orders would be minimal. Airline customer orders in which the Company expected to participate were instead recorded by its competitors. In addition, a few significant customers previously supportive of

                                              [Annual Report Page 32]

McDonnell Douglas have either expressed reduced confidence in the Company's existing product line or have made decisions to convert to aircraft of a competitor. During this same period, McDonnell Douglas studied the feasibility of developing a new high-capacity long-range three-engine jetliner, designated the MD-XX. In October 1996, subsequent to a disappointing first nine months of new orders, McDonnell Douglas decided not to proceed with this proposed aircraft. Several factors influenced the decision. Key among those were a high level of risk, marketplace price expectations, and the amount of product and internal infrastructure investment (estimated at $15 billion) required to bring the Company to the level of the other major players in the commercial aerospace industry.

  In early December, McDonnell Douglas and Boeing agreed on a plan to collaborate on future jetliner design and production. In connection with this agreement, finalized in January 1997, several hundred engineers of the Company began work on jetliner design and production for Boeing.

    McDonnell Douglas's presence in the commercial aerospace industry will be focused on its existing product line of MD-80 and MD-90 twin jets and MD-11 trijet commercial aircraft, its MD-95 twin jet in development, and its commercial aircraft modification, support, spare parts, and related services. The impact of the decision not to proceed with the MD-XX on existing orders and options and on future orders of its existing product line is uncertain. However, as mentioned above, reduced confidence expressed by a few significant existing customers and customer movement is likely to have negative ramifications. The Company has emphasized cost-reduction efforts during recent years, and those efforts will continue. Significant price competition also currently exists in the marketplace, and the Company's competitors offer broader product lines. These factors continue to cause downward pressure on profit margins.

    Estimated costs for development and initial production of new aircraft, such as the MD-95, include assumptions, analyses, and forecasts that are subject to continuous reassessment during the development and initial production period. Technological risks, as well as risks with suppliers and customers, are inherent in development programs.

    Estimated development and initial production costs on new aircraft and production costs on existing aircraft may fluctuate from current estimates. Fluctuations on development programs generally diminish as the project approaches initial deliveries.

   See also "Backlog," page 33, for a discussion of certain risks related to commercial aircraft customers and "Commercial Aircraft," page 27, for a discussion of the status of commercial aircraft orders.

Government Business Audits, Reviews, and Investigations

   McDonnell Douglas, as a large defense contractor, is subject to many audits, reviews, and investigations by the U.S. Government of the Company's negotiation and performance of, accounting for, and general practices relating to Government contracts. An indictment of a contractor may result in suspension from eligibility for award of any new Government contract, and a guilty plea or conviction may result in debarment from eligibility for awards. The Government may, in certain cases, also terminate existing contracts, recover damages, and impose other sanctions and penalties. Based on presently known facts, the Company believes that it has not engaged in any criminal misconduct with respect to any of the matters currently known to be under investigation and that the ultimate resolution of these investigations will not have a material adverse effect on the Company's earnings, cash flow, or financial position.

   In March 1991, the SEC issued a Formal Order of Private Investigation (the 1991 SEC Investigation) looking into whether the Company violated the Securities Act of 1933 and the Securities Exchange Act of 1934 in connection with disclosures about and accounting for the A-12 program. In February 1993, the SEC issued subpoenas requesting additional information, and broadened its inquiry to include the C-17 program. In June 1996, McDonnell Douglas resolved the investigation commenced in 1993 relating to the Company's disclosure about and accounting for the C-17 program. Without admitting or denying any of the allegations in the complaint for purposes of this SEC proceeding only, and solely for the purposes of settlement of the SEC's complaint, the Company simultaneously agreed to the entry of an injunction enjoining it from violating
Section 13(a) of the Securities Exchange Act of 1934, and Rules 13a-1 and 12b-20 thereunder, in the future, and to the payment of a civil penalty of $500,000. This settlement concluded the investigation. Further, the 1991 SEC Investigation was concluded without any action.

   In 1991, McDonnell Douglas and General Dynamics Corporation filed a legal action to contest the U.S. Navy's termination for default on the A-12 contract. See Note 5, "Contracts in Process and Inventories," page 43 for a discussion of the status of this action.

   In 1984, the Company entered into a full-scale development letter contract for the T-45 Training System. The final negotiated firm fixed-price contract was agreed to in 1986. As a result of flight testing in late 1988, the Navy required that changes be made to the T-45 aircraft. See Note 5, "Contracts in Process and Inventories," page 43, for a discussion of the resolution of this matter.

                                             [Annual Report Page 33]
Environmental Expenditures

   The Company believes that expenditures that may be required to comply with federal, state, and local provisions regulating the discharge of materials into the environment or otherwise relating to the environment will not be material in relation to its earnings, cash flow, or financial position. Compliance with such regulations has not had a material effect on the Company's earnings, cash flow, or financial position.

   McDonnell Douglas is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, and under similar state statutes. The Company has been identified as a potentially responsible party (PRP) at 37 sites. Of these, McDonnell Douglas believes that it has de minimis liability at 23 sites, including 14 sites at which it believes that it has no future liability. At five of the sites where the Company's liability is not considered to be de minimis, the Company lacks sufficient information to determine its probable share or amount of liability. At the remaining nine sites at which the Company's liability is not considered to be de minimis, either final or interim cost-sharing agreements have been effected between the cooperating PRPs, although such agreements do not fix the amount of cleanup costs that the parties will bear. In addition, the Company is remediating, or has begun environmental engineering studies to determine cleanup requirements for, certain of its current operating sites or former sites of industrial activity.

   McDonnell Douglas estimates include reasonably possible costs of approximately $63 million for study and remediation expenditures at Superfund sites and for the Company's current and former operating sites, of which $44 million was accrued at December 31, 1996. Because of uncertainty inherent in the estimation process, it is possible that actual costs will differ from estimates.
Ongoing   operating  and  maintenance  costs  at current  operating  sites  and remediation expenditures on property held for sale are not included in the amounts. Claims for recovery are recorded as receivables and therefore have not been netted against the environmental liabilities. A receivable has been recorded from one insurance carrier for agreed reimbursement of environmental costs and totals $8 million at December 31, 1996. The Company believes that any amounts paid in excess of the accrued liability will not have a material effect on its earnings, cash flow, or financial position.

Backlog

   The Company's commercial backlog decreased during 1996, while backlog for its two major competitors increased substantially. The Company's ability to generate additional orders is subject to its ability to operate successfully as a niche player. See "Business and Market Considerations - Commercial Aircraft Business," page 31, for a further discussion of this risk. Approximately 39 percent of the firm backlog for commercial aircraft is scheduled for delivery during 1997 and an additional 20 percent during 1998. As an additional risk, if difficulties recur in the commercial airline industry, airlines may decline deliveries of aircraft, request changes in delivery schedules, or default on contracts for firm orders. Purchase options and announced orders for which definitive contracts have not been executed are excluded from firm backlog. See also the "Firm Backlog" column in the table on page 34.


Inflation

   The effects of inflation have not been significant to McDonnell Douglas because inflation rates have been relatively low. Contracts for both government and commercial products generally either include estimates of inflation or adjust for inflation's effect.

                                                     [Annual Report Page 34]
SELECTED FINANCIAL DATA BY INDUSTRY SEGMENT

     The Company has three aerospace  segments:  military  aircraft;  commercial aircraft; and missiles, space, and electronic systems. The military aircraft segment produces attack and fighter aircraft, military and commercial helicopters, military transport aircraft, training systems, and spare parts. It also provides related services. The attack and fighter aircraft are capable of a full spectrum of missions (air superiority, all-weather and day/night attack, close air support, reconnaissance, etc.). This segment offers land-based, aircraft carrier-based, and vertical/short takeoff and landing aircraft. The commercial aircraft segment produces commercial aircraft and spare parts, and it provides related services. The missiles, space, and electronic systems segment produces tactical missiles, satellite launching vehicles, and defense electronic components and systems. It also works on space station design and development and provides space shuttle payload integration.

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

   (Millions of dollars)                            Revenues

   December 31 or Years Then Ended        1996        1995        1994
                                       ---------   ---------   ---------

   Military aircraft                    $ 7,952     $ 8,158     $ 7,804
   Commercial aircraft                    3,317       3,891       3,155
   Missiles, space, and electronic
     systems                              2,178       1,917       1,877
   Financial services and other             367         334         326
                                       ---------   ---------   ---------
     Operating revenues                  13,814      14,300      13,162
   Nonoperating - net                        20          32          14
                                       ---------   ---------   ---------
                                        $13,834     $14,332     $13,176
                                       =========   =========   =========

   (Millions of dollars)                          Earnings (Loss)

   December 31 or Years Then Ended        1996        1995        1994
                                       ---------   ---------   ---------

   Military aircraft                    $   990     $   905     $   708
   Commercial aircraft                      101      (1,799)         47
   Missiles, space, and electronic
     systems                                194         198         262
   Financial services and other              74          61          50
                                       ---------   ---------   ---------
     Operating earnings (loss)            1,359        (635)      1,067
   Nonoperating - net                        16          19          (3)
   General corporate expenses               (31)        (18)        (13)
   Interest expense                        (121)       (116)       (131)
   Income tax benefit (expense)            (435)        334        (322)
                                       ---------   ---------   ---------
                                        $   788     $  (416)    $   598
                                       =========   =========   =========

   (Millions of dollars)                     Firm Backlog (Unaudited)*

   December 31 or Years Then Ended        1996        1995        1994
                                       ---------   ---------   ---------

   Military aircraft                    $12,934     $10,121     $ 8,340
   Commercial aircraft                    7,000       7,175       7,544
   Missiles, space, and electronic
     systems                              3,745       2,344       1,619
                                       ---------   ---------   ---------
                                        $23,679     $19,640     $17,503
                                       =========   =========   =========

* Amounts as of December 31
(Millions of dollars)                                Assets*

   December 31 or Years Then Ended        1996        1995        1994
                                       ---------   ---------   ---------

   Military aircraft                    $ 3,657     $ 3,678     $ 3,860
   Commercial aircraft                    2,643       2,480       4,559
   Missiles, space, and electronic
     systems                              1,169       1,081       1,175
   Financial services and other           3,025       2,358       2,160
                                       ---------   ---------   ---------
                                         10,494       9,597      11,754
   Corporate                              1,137         869         462
                                       --------    --------    --------
                                        $11,631     $10,466     $12,216
                                       =========   =========   =========

*Amounts as of December 31

                                             Property, Plant, and
   (Millions of dollars)                      Equipment Acquired

   December 31 or Years Then Ended        1996        1995        1994
                                       ---------   ---------   ---------

   Military aircraft                    $   122     $    76     $    88
   Commercial aircraft                       16          16          17
   Missiles, space, and electronic
     systems                                 47          40           4
   Financial services and other               1           1           2
                                       ---------   ---------   ---------
                                            186         133         111
   Corporate                                 23          10           1
                                       ---------   ---------   ---------
                                        $   209     $   143     $   112
                                       =========   =========   =========

   (Millions of dollars)                 Depreciation and Amortization

   December 31 or Years Then Ended        1996        1995         1994
                                        -------     -------      --------

   Military aircraft                    $   120     $   120     $   123
   Commercial aircraft                       47          46          53
   Missiles, space, and electronic
     systems                                 35          43          43
   Financial services and other              68          59          55
                                       ---------   ---------   ---------
                                            270         268         274
   Corporate                                  5           5           5
                                       ---------   ---------   ---------
                                        $   275     $   273     $   279
                                       =========   =========   =========

                                                  [Annual Report Page 35]


                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (Millions of dollars, except share data)


Years Ended December 31                      1996      1995      1994
                                           --------  --------  --------
Revenues                                   $13,834   $14,332   $13,176

Costs and expenses
  Cost of products, services, and rentals   11,282    12,027    11,026
  MD-11 accounting charge                              1,838
  General and administrative expenses          726       681       684
  Research and development                     355       311       297
  Interest expense
    Aerospace segments                         121       116       131
    Financial services and other segment       127       109       118
                                           --------  --------  --------
      Total costs and expenses              12,611    15,082    12,256
                                           --------  --------  --------
      Earnings (Loss) before Income Taxes    1,223      (750)      920

Income taxes (benefit)                         435      (334)      322
                                           --------  --------  --------
      Net Earnings (Loss)                  $   788   $  (416)  $   598
                                           ========  ========  ========
Earnings (Loss) per Share                  $  3.64   $ (1.83)  $  2.53
                                           ========  ========  ========
Dividends Declared per Share               $   .48   $   .40   $   .28
                                           ========  ========  ========

The accompanying notes are an integral part of the consolidated financial statements.

                                             [Annual Report Page 36]

BALANCE SHEET
(Millions of dollars and shares)
                                           McDonnell Douglas Corporation
                                           and Consolidated Subsidiaries
                                           ----------------------------
December 31                                         1996         1995
                                                 ---------    ---------
Assets
  Cash and cash equivalents                      $  1,094     $    797
  Accounts receivable                                 882          821
  Finance receivables and property on lease         3,090        2,347
  Contracts in process and inventories              3,486        3,421
  Prepaid income taxes
  Property, plant, and equipment                    1,453        1,471
  Investment in Financial Services
  Other assets                                      1,626        1,609
                                                 ---------    ---------
Total Assets                                     $ 11,631     $ 10,466
                                                 =========    =========
Liabilities And Shareholders' Equity

Liabilities
  Accounts payable and accrued expenses          $  2,595     $  2,284
  Accrued retiree benefits                          1,109        1,205
  Income taxes                                         83            3
  Advances and billings in excess of related
    costs                                           1,310        1,147
  Notes payable and long-term debt
    Aerospace segments                              1,438        1,251
    Financial services and other segment            1,995        1,469
                                                 ---------    ---------
                                                    8,530        7,359

Minority interest                                      63           66

Shareholders' equity
  Preferred stock - none issued
  Common stock - issued and outstanding
    1996, 209.6 shares; 1995, 223.6 shares            210          224
  Additional capital
  Retained earnings                                 2,850        2,835
  Unearned compensation                               (22)         (18)
                                                 ---------    ---------
                                                    3,038        3,041
                                                 ---------    ---------
Total Liabilities and Shareholders' Equity       $ 11,631     $ 10,466
                                                 =========    =========


The accompanying notes are an integral part of the financial statements.

                                             [Annual Report Page 37]


       MDC Aerospace                    Financial Services
  ----------------------              ----------------------
     1996         1995                   1996         1995
  ---------    ---------              ---------    ---------

  $  1,077     $    784               $     17     $     13
       964          934                                   2
       254          165                  2,836        2,182
     3,486        3,421
       278          315
     1,391        1,358                     62          113
       383          331
     1,535        1,527                     91           82
  ---------    ---------              ---------    ---------
  $  9,368     $  8,835               $  3,006     $  2,392
  =========    =========              =========    =========



  $  2,470     $  2,183               $    207     $    216
     1,109        1,205
                                           361          318

     1,265        1,111                     45           36

     1,423        1,229                     15           22
                                         1,995        1,469
  ---------    ---------              ---------    ---------
     6,267        5,728                  2,623        2,061

        63           66




       210          224
                                           238          238
     2,850        2,835                    145           93
       (22)         (18)
  ---------    ---------              ---------    ---------
     3,038        3,041                    383          331
  ---------    ---------              ---------    ---------
  $  9,368     $  8,835               $  3,006     $  2,392
  =========    =========              =========    =========


As used on this page, "MDC Aerospace" means the basis of consolidation as described in Note 1 to the consolidated financial statements; "Financial Services" means McDonnell Douglas Financial Services Corporation and all of its affiliates and associated companies and McDonnell Douglas Realty Company. Transactions between MDC Aerospace and Financial Services have been eliminated from the "McDonnell Douglas Corporation and Consolidated Subsidiaries" columns.

                                              [Annual Report Page 38]

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                              (Millions of dollars)


Years Ended December 31                        1996      1995      1994
                                             --------  --------  --------
Common Stock
  Beginning balance                          $   224   $   234   $   236
  Shares purchased                               (15)      (10)       (4)
  Employee stock awards and options                1                   2
                                             --------  --------  --------
                                                 210       224       234
Additional Capital
  Beginning balance                                         74       137
  Shares purchased                               (28)      (92)      (88)
  Employee stock awards and options               28        18        25
                                             --------  --------  --------
                                                                      74
Retained Earnings
  Beginning balance                            2,835     3,576     3,043
  Net earnings (loss)                            788      (416)      598
  Shares purchased                              (669)     (235)
  Dividends declared                            (104)      (90)      (65)
                                             --------  --------  --------
                                               2,850     2,835     3,576


Unearned Compensation
  Beginning balance                              (18)      (12)
  Unamortized restricted stock compensation      (20)      (17)      (17)
  Compensation amortized                          16        11         5
                                             --------  --------  --------
                                                 (22)      (18)      (12)
                                             --------  --------  --------
Shareholders' Equity                         $ 3,038   $ 3,041   $ 3,872
                                             ========  ========  ========



The accompanying notes are an integral part of the consolidated financial statements.

                                                [Annual Report Page 39]

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                              (Millions of dollars)


Years Ended December 31                          1996      1995      1994
                                               --------  --------  -------
Operating Activities
  Net earnings (loss)                          $  788    $ (416)   $  598
  Adjustments to reconcile net earnings (loss)
    to net cash provided by operating
    activities
      Depreciation of property, plant, and
        equipment                                 190       196       213
      Depreciation of rental equipment             67        58        51
      Amortization of intangible and other
        assets                                     18        19        15
      Gain on sale of assets                                          (26)
      Pension income                             (130)     (165)     (132)
      Change in operating assets and
        liabilities
          Accounts receivable                     (61)      (49)     (217)
          Contracts in process and inventories    (65)      547       (32)
          MD-11 accounting charge                         1,838
          Accounts payable and accrued expenses   338      (186)      285
          Income taxes                             80      (720)      149
          Advances and billings in excess of
            related costs                         163       (53)      (51)
                                               -------   -------   -------
            Net Cash Provided by
              Operating Activities              1,388     1,069       853

Investing Activities
  Property, plant, and equipment acquired        (209)     (143)     (112)
  Finance receivables and property on lease      (792)     (304)      217
  Other                                            15        31        83
                                               -------   -------   -------
          Net Cash Provided (Used) by
            Investing Activities                 (986)     (416)      188

Years Ended December 31                         1996      1995      1994
  (Continued)                                 --------  --------  --------

Financing Activities
  Net change in borrowings (maturities
    90 days or less)                              131      (103)       50
  Debt having maturities more than 90 days
    New borrowings                                920       695       450
    Repayments                                   (338)     (441)   (1,069)
  Proceeds of stock options exercised               1         1         3
  Common shares purchased                        (718)     (337)      (85)
  Dividends paid                                 (101)      (92)      (55)
                                              --------  --------  --------
          Net Cash Used by Financing
            Activities                           (105)     (277)     (706)
                                              --------  --------  --------
          Increase in Cash and
            Cash Equivalents                      297       376       335

Cash and cash equivalents at
  beginning of year                               797       421        86
                                              --------  --------  --------
Cash and cash equivalents at end
  of year                                     $ 1,094   $   797   $   421
                                              ========  ========  ========



The accompanying notes are an integral part of the consolidated financial statements.

                                                  [Annual Report Page 40]


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

    MDC AEROSPACE. This represents the consolidation of McDonnell Douglas Corporation including all of its subsidiaries other than MDFS and McDonnell Douglas Realty Company (MDRC). Those two are presented on a one-line basis as Investment in Financial Services.

    FINANCIAL SERVICES. This represents the consolidation of MDFS (and its subsidiaries) and MDRC, both wholly owned subsidiaries of McDonnell Douglas.

    MCDONNELL DOUGLAS CORPORATION AND CONSOLIDATED SUBSIDIARIES. This represents the consolidation of McDonnell Douglas Corporation and all its subsidiaries (the Company).

Stock Split

In January 1996 the McDonnell Douglas Board of Directors authorized a two-for-one split of the common stock. The stock split was completed in May 1996 after receipt of shareholder approval in April 1996 of an increase in the Company's authorized common stock to 400 million shares. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying, from additional capital or retained earnings to common stock, the par value of the additional shares arising from the split. In addition, all references to number of shares, per share amounts, stock option data, and market prices of common stock have been restated to reflect the stock split.

Nature of Operations

McDonnell Douglas is one of the largest defense contractors and NASA prime contractors. It has a wide range of programs in production and development, and it is the world's leading producer of military aircraft. McDonnell Douglas is also a manufacturer of large commercial transport aircraft. The programs and products that account for most of McDonnell Douglas's business volume are of a highly technical nature, comparatively few in number, and high in unit cost; they have traditionally had relatively long production lives.

McDonnell Douglas's aerospace segments compete in an industry composed of a few major competitors and a limited number of customers. The most significant customer of the Company's military aircraft segment and of its missiles, space, and electronic systems segment is the U.S. Government. Certain foreign governments also purchase a significant share of the Company's aerospace products either directly or through contracts for foreign military sales with U.S. Government agencies. The commercial aircraft business is market-sensitive, which causes disruptions in production and procurement and attendant costs. It also requires large investments to develop new aircraft or derivatives of existing aircraft.

Through MDFS, McDonnell Douglas is engaged in aircraft financing and commercial equipment leasing. MDRC is a full-service developer and property manager. It serves the commercial real estate market as well as McDonnell Douglas's aerospace business.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

Major contracts for complex military systems are performed over extended periods and are subject to changes in scope of work and delivery schedules. Pricing

                                                  [Annual Report Page 41]

negotiations on changes and settlement of claims often extend over prolonged periods. Any anticipated losses on contracts (estimated final contract costs, excluding period costs, in excess of estimated final contract revenues) are charged to current operations as soon as they are evident. Estimates of final contract revenues on certain fixed-price development contracts include future revenue from expected recovery on claims. Such revenues are generally included when it is probable that the claim will result in additional contract revenue and when the amount can be reasonably estimated.

Revenues from commercial aircraft programs are based on sales prices and are recognized as aircraft are delivered. Cost of sales of the MD-80, MD-90, and MD-11 aircraft programs are determined on a specific-unit cost method. As described in Note 5, "Contracts in Process and Inventories," effective October 1, 1995, McDonnell Douglas changed its accounting for the MD-11 aircraft program to the specific-unit cost method. Prior to October 1, 1995, cost of sales of the MD-11 aircraft program was determined on a program-average cost method, and it was computed as a percentage of the sales price of the aircraft. Under the program-average cost method, the percentage was calculated as the total of estimated production and tooling costs for the entire program divided by the estimated sales prices of all aircraft in the program. A constant gross margin was achieved by deferring or accelerating a portion of the average unit cost on each unit delivered.

Revenues, costs, and earnings on government contracts and commercial aircraft programs are based, in part, on estimates and as a result, actual earnings may differ from estimates. Under the prior MD-11 program-average cost method of accounting, such adjustments were made prospectively. Such adjustments on government contracts are made on a cumulative basis; the effect of such changes is recognized currently. Losses anticipated on government contracts or commercial programs, excluding period costs, are charged to operations as soon as they are evident.

Revenues and costs from the manufacturing aspects of sales-type leases are generally recognized at the inception of such leases. Revenues from the financing aspects of sales-type and direct-financing leases are recognized by the interest method. The interest method results in a constant rate of return on the unrecovered investment.

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

Finance Receivables and Property on Lease

Rental equipment subject to operating leases is stated at cost; it is generally depreciated by the straight-line method.

Property, Plant, and Equipment

Property, plant, and equipment is carried at cost and depreciated over the useful lives of the various classes of properties, primarily by accelerated methods.

During 1996 McDonnell Douglas adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption thereof had no material effect on the Company's financial position or operating results.

Intangible Assets

Intangible assets consist principally of computer software, deferred debt expense, and deferred leasing costs. Intangibles are being amortized over 3 to 10 years.

Income Taxes

U.S. and foreign income taxes are computed at current tax rates, less tax credits. Taxes are adjusted both for items that do not have tax consequences and for the cumulative effect of any changes in tax rates from those previously used to determine deferred tax assets or liabilities. Tax provisions include amounts that are currently payable, plus changes in deferred tax assets and liabilities that arise because of temporary differences between the time when items of income and expense are recognized for financial reporting and income tax purposes.

The undistributed earnings of foreign subsidiaries are considered permanently invested for continuing operations; accordingly, no provisions are made for taxes that would become payable upon the distribution of such earnings as a dividend to the Company. The Company files a consolidated return for federal and certain state

                                                  [Annual Report Page 42]

income taxes, and dividends from domestic subsidiaries included therein are not subject to federal or to most state income taxes.

Minority Interest

Minority interest represents the limited partner's equity interest in a real estate venture. McDonnell Douglas is the general partner in its real estate partnership. It contributed land, buildings, and improvements to the partnership. At December 31, 1996, McDonnell Douglas's participation in the partnership was approximately 50 percent.

Research and Development

Research and development costs include the costs of independent research and development, bid and proposal efforts, and costs incurred in excess of amounts estimated to be recoverable under cost-sharing research and development agreements. All such costs are expensed as incurred.

Research and development expense was reduced by $29 million in 1996, $5 million in 1995, and $32 million in 1994 for risk-sharing funds received from vendors and subcontractors participating in the development of commercial aircraft. Some amounts may be repayable under certain circumstances.

Environmental

Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that extend the life, increase the capacity, or mitigate or prevent environmental contamination are capitalized. Expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. See also Note 16, "Commitments and Contingencies."

Earnings per Share

Earnings per share computations are based upon the weighted average of common shares outstanding during the year. Common stock equivalents (options) are not material.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. McDonnell Douglas has chosen to continue to account for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. The Company has adopted the disclosure-only option under SFAS No. 123 as of December 31, 1996. See also Note 13.

Reclassification

In 1996, McDonnell Douglas reclassified cash flows related to certain finance receivables and property on lease from operating activities to investing activities. The prior years have been restated to conform with the 1996 presentation.

2.  Proposed Merger with The Boeing Company

On December 14, 1996, McDonnell Douglas and The Boeing Company (Boeing) entered into a definitive agreement whereby a wholly owned subsidiary of Boeing will merge into McDonnell Douglas in a stock-for-stock transaction, as a result of which McDonnell Douglas will become a wholly owned subsidiary of Boeing. Under the terms of the transaction, McDonnell Douglas shareholders will receive 0.65 share of Boeing common stock for each share of McDonnell Douglas common stock. The transaction is subject to approval by the shareholders of both companies and certain regulatory agencies; it is expected to close as early as mid-1997.

3.  Accounts Receivable

Accounts receivable consisted of the following:

     December 31                                     1996      1995
                                                   ------    ------
     MDC Aerospace
       U.S. Government - primarily from
         long-term contracts
           Billed                                   $ 361     $ 361
           Unbilled                                   283       322
                                                    ------    ------
                                                      644       683
       Commercial and other governments               238       136

     Financial Services                                           2
                                                    ------    ------
                                                    $ 882     $ 821
                                                    ======    ======

MDC Aerospace also had net receivables from Financial Services of $82 million and $115 million at December 31, 1996 and 1995, respectively.

Unbilled receivables at December 31, 1996, include unbillable amounts of $131 million. Unbillable amounts include the estimated sales value of items delivered or other work performed that lacks contractual documentation to permit billing. Approximately $52 million of the 1996 unbilled amount is not expected to be collected within one year.

                                                  [Annual Report Page 43]

McDonnell Douglas has an agreement with a financial institution to sell a participation interest in a designated pool of government and commercial receivables, with limited recourse, in amounts up to $300 million. Under the agreement, participation interests in new receivables are sold as previously sold amounts are collected. The participation interests are sold at a discount, which is included in general and administrative expenses in the consolidated statement of operations. The Company acts as an agent for the purchaser by performing record-keeping and collection functions. No receivable interests were sold as of December 31, 1996 and 1995.

4.  Finance Receivables and Property on Lease

Finance and lease receivables and property on lease consisted of the following:

   December 31                                     1996         1995
                                                 --------     --------
   Financial Services
     Investment in finance leases
       Minimum lease payments                    $ 2,354      $ 1,800
       Residual values                               437          322
       Unearned income                            (1,092)        (801)
                                                 --------     --------
                                                   1,699        1,321

     Notes receivable                                322          271

     Allowances for doubtful receivables             (50)         (42)

     Investment in operating leases, net of
       accumulated depreciation of $185 in
       1996, $172 in 1995                            819          568

     Property held for sale or lease                  46           64
                                                 --------     --------
                                                   2,836        2,182

   MDC Aerospace                                     254          165
                                                 --------     --------
                                                 $ 3,090      $ 2,347
                                                 ========     ========

The aggregate amount of the scheduled principal payments and installments to be received on notes and lease receivables and the minimum rentals to be received under noncancelable operating leases for Financial Services consisted of the following at December 31, 1996:

                         Principal Payments
                          and Installments        Minimum Rentals
                         ------------------       ---------------
     1997                   $  590                     $124
     1998                      254                      105
     1999                      281                       90
     2000                      227                       69
     2001                      220                       61
     After 2001              1,104                      395

Concentration of Credit Risk

Financial Services' financing and leasing portfolio (excluding $150 million at December 31, 1996, and $135 million at December 31, 1995, of MDRC) consisted of the following:

  December 31                                1996               1995
                                       ---------------    ---------------

  Commercial aircraft financing
    McDonnell Douglas aircraft
      financing                        $1,659    61.8%    $1,286    62.8%
    Other commercial aircraft
      financing                           207     7.7%       194     9.5%
                                       ------   ------    ------   ------
                                        1,866    69.5%     1,480    72.3%

  Commercial equipment leasing            820    30.5%       567    27.7%
                                       ------   ------    ------   ------
    Total portfolio                    $2,686   100.0%    $2,047   100.0%
                                       ======   ======    ======   ======

The single largest commercial aircraft financing customer accounted for $375 million (14.0 percent of total portfolio) in 1996 and $282 million (13.8 percent of total portfolio) in 1995. The five largest accounted for $1.231 billion (45.8 percent) and $921 million (45.0 percent) in 1996 and 1995, respectively.

There were no significant concentrations by customer in Financial Services' portfolio for commercial equipment leasing.

Financial Services generally holds title to all leased equipment. It generally has a perfected security interest in the assets financed through note and loan arrangements.

5.  Contracts in Process and Inventories

Contracts in process and inventories consisted of the following:

     December 31                                     1996         1995
                                                   --------     --------
     Government contracts in process               $ 5,177      $ 5,451
     Commercial products in process                  2,211        1,936
     Material and spare parts                          713          634
     Progress payments to subcontractors               843        1,185
     Progress payments received                     (5,458)      (5,785)
                                                   --------     --------
                                                   $ 3,486      $ 3,421
                                                   ========     ========

Substantially all government contracts in process (less applicable progress payments received) represent unbilled revenue and revenue that is currently not billable.

The U.S. Navy on January 7, 1991, notified McDonnell Douglas and General Dynamics Corporation (the Team) that it was terminating for default the Team's contract for development and initial production of the A-12 aircraft, and demanded repayment of the amounts paid to the Team under such contracts. The Team filed a legal action to contest the Navy's default termination, to assert its rights to convert the termination to one for "the convenience of the Government," and to obtain payment for work done and costs incurred on the A-12 contract but

                                                  [Annual Report Page 44]

not paid to date. At December 31, 1996, Contracts in Process and Inventories included approximately $574 million of recorded costs on the A-12 contract, against which the Company has established a loss provision of $350 million. The amount of the provision, which was established in 1990, was based on the Company's belief that the termination for default would be converted to a termination for convenience, that the Team would establish a minimum of $250 million in claims adjustments, that there was a range of reasonably possible results on termination for convenience, and that it was prudent to provide for what the Company then believed was the upper range of possible loss on termination for convenience, namely $350 million.

On December 19, 1995, the U.S. Court of Federal Claims ordered that the Government's termination of the A-12 contract for default be converted to a termination for convenience of the Government. On December 13, 1996, the Court issued an opinion confirming its prior no-loss adjustment and no-profit recovery order. In an early 1997 stipulation, the parties agreed that, based on the prior orders and findings of the court, plaintiffs were entitled to recover $1.071 billion. Furthermore, on January 22, 1997, the court issued an opinion in that it ruled that plaintiffs are entitled to recover interest on that amount. A judgment is expected to be issued in the near future.

Although the Government is expected to appeal the judgment, McDonnell Douglas believes that it will be sustained. Final resolution of the A-12 litigation will depend on such appeals and possible further litigation, or negotiations, with the Government. If sustained, however, the expected damages judgment, including interest, ultimately could result in pretax income ranging up to an amount which could more than offset the loss provision established in 1990.

In 1984, the Company entered into a full-scale development letter contract for the T-45 Training System. The final negotiated firm fixed-price contract was agreed to in 1986. As a result of flight testing in late 1988, the Navy required that changes be made to the T-45 aircraft. The Company made the improvements; and the cost of these changes increased the cost at completion for the development and low-rate initial-production contracts beyond the fixed price of such contracts.

The Company submitted to the Navy claims for an equitable adjustment in contract price, and schedule and other appropriate relief for such improvements; the Company recorded an expected $225 million recovery on such claims.

In August 1996, the Company and the Navy agreed to settle the T-45 claims; and in September 1996, the Navy paid McDonnell Douglas $209 million. The agreement also provided for the resolution of several contract issues and the conclusion of certain business arrangements. McDonnell Douglas recorded a $14 million charge to pretax earnings in the third quarter of 1996 in connection with the settlement and the resolution of such contract issues.

Prior to October 1, 1995, MD-11 production and tooling costs were charged to cost of sales based on the estimated average unit cost for the program. The estimated average unit costs were based on cost estimates of a 301-aircraft program. The costs incurred per unit in excess of the estimated average unit cost were deferred, to be recovered by production and sale of lower-than-average cost units. In applying the program-average method, the Company estimated (1) the number of units to be produced and sold in the program, (2) the rate at which the units were expected to be produced and sold, and thus the period of time to accomplish that, and (3) selling prices, production costs, and the gross profit margin for the total program.

Effective October 1, 1995, McDonnell Douglas changed its accounting for cost of sales on the MD-11 aircraft program from the program-average cost basis to the specific-unit cost basis. At the same time, McDonnell Douglas revalued MD-11 program support costs previously valued in inventories consistent with the program-average cost concept. MD-11 program support costs are now allocated to current production. This change to the specific-unit costing method for the MD-11 program was made in recognition of production rates, existing order base, and length of time required to achieve program deliveries, and thus, the resultant increased difficulty - which became apparent in the fourth quarter of 1995 - in making the estimates necessary under the program-average method of accounting. Because the effect of this change in accounting principle was inseparable from the effect of the change in accounting estimate, the change was accounted for as a change in estimate. As a result, McDonnell Douglas recorded a noncash charge to operations of $1.838 billion in the fourth quarter of 1995. The effect of the charge was to decrease 1995 net earnings by $1.123 billion, or $4.95 per share.

6.  Property, Plant, and Equipment

The major categories of properties consisted of the following:

     December 31                                   1996         1995
                                                 --------     --------
     MDC Aerospace
       Land                                      $    98      $    91
       Buildings and fixtures                      1,690        1,647
       Machinery and equipment                     2,201        2,161
       Accumulated depreciation                   (2,598)      (2,541)
                                                 --------     --------
                                                   1,391        1,358
     Financial Services -  net                        62          113
                                                 --------     --------
                                                 $ 1,453      $ 1,471
                                                 ========     ========

                                                  [Annual Report Page 45]
7.  Other Assets

Other assets consisted of the following:

     December 31                                   1996         1995
                                                  --------     --------
     MDC Aerospace
       Prepaid pension asset                     $ 1,306      $ 1,267
       Prepaid expenses                               71           69
       Intangible assets                              63           55
       Other                                          95          136
                                                 --------     --------
                                                   1,535        1,527
     Financial Services                               91           82
                                                 --------     --------
                                                 $ 1,626      $ 1,609
                                                 ========     ========

8.  Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

     December 31                                   1996         1995
                                                 --------     --------
     MDC Aerospace
       Accounts and drafts payable               $ 1,233      $ 1,065
       Accrued expenses                              834          783
       Employee compensation                         403          335
                                                 --------     --------
                                                   2,470        2,183
     Financial Services                              125          101
                                                 --------     --------
                                                 $ 2,595      $ 2,284
                                                 ========     ========

Financial Services also had net accounts payable to MDC Aerospace of $82 million and $115 million as of December 31, 1996 and 1995, respectively.

9.  Income Taxes

Income taxes consisted of the following:

     December 31                                   1996         1995
                                                  ------       ------
     Financial Services
       Current tax assets                        $  (23)      $   (6)
       Deferred tax liabilities                     384          324
                                                  ------       ------
        Net tax liability                           361          318

     MDC Aerospace
       Current tax liabilities                      148           62
       Deferred tax assets                         (426)        (377)
                                                  ------       ------
        Net tax asset                              (278)        (315)
                                                 -------       ------
                                                 $   83        $   3
                                                 =======       ======
Tax effects of temporary differences that gave rise to the deferred tax liability (asset) consisted of the following:

     December 31                                   1996         1995
                                                  ------       ------
     Financial Services
       Deferred tax assets
         Bad debts                              $   (18)      $  (42)
         Other                                       (6)         (14)

       Deferred tax liabilities
         Leased assets                              403          371
         Other                                        5            9
                                                 -------      -------
          Net deferred tax liabilities              384          324

     MDC Aerospace
       Deferred tax assets
         Retiree medical                           (420)        (453)
         Long-term contracts and related
           liabilities                             (369)        (422)
         Other                                     (263)        (147)

       Deferred tax liabilities
         Pension plan                               486          478
         Other                                      140          167
                                                 -------      -------
          Net deferred tax assets                  (426)        (377)
                                                 -------      -------

     Net deferred tax asset                      $  (42)      $  (53)
                                                 =======      =======

The Company's income tax provision (benefit) consisted of the following:

     Years Ended December 31                 1996      1995      1994
                                            ------    ------    ------
     U.S. federal
       Current                              $ 350     $ 289     $  115
       Deferred                                26      (546)       151
                                            ------    ------    -------
                                              376      (257)       266
     State
       Current                                 61        33         20
       Deferred                                (6)     (112)        33
                                            ------    ------    -------
                                               55       (79)        53

     Foreign                                    4         2          3
                                            ------    ------    ------
     Income tax provision (benefit)        $  435     $(334)     $ 322
                                            ======    ======    =======

The following is a reconciliation of the pro forma income tax provision (benefit) computed by applying the U.S. federal statutory rate of 35 percent to the recorded income tax provision:

     Years Ended December 31                 1996      1995      1994
                                            ------    ------    ------
     Pro forma income tax provision (benefit)
       computed at the statutory U.S.
       federal income tax rate             $  428     $(262)    $ 322
     State income tax provision (benefit)
       net of effect on pro forma
       U.S. federal tax                        35       (31)       34
     Increase (decrease) in taxes
       resulting from:
         Export tax-exempt income             (20)      (10)       (8)
         Executive life insurance              (7)      (16)      (12)
         Settlement of tax issues                       (21)      (15)
         Other - net                           (1)        6         1
                                            ------    ------    ------
     Income tax provision (benefit)         $ 435     $(334)    $ 322
                                            ======    ======    ======

Pretax earnings from foreign subsidiaries included in continuing operations, but excluding the operations of McDonnell Douglas Foreign Sales Corporation, were $10 million in 1996, $4 million in 1995, and $2 million

                                                  [Annual Report Page 46]

in 1994. Provisions for foreign income taxes are computed at applicable foreign rates. Undistributed earnings of foreign subsidiaries are considered to be permanently invested. Accordingly, no provision has been made for U.S. federal income taxes on $128 million of undistributed earnings of foreign subsidiaries.

The Company settled certain state tax issues in 1995, which resulted in net earnings of $35 million, of which $14 million was related to reductions in accrued interest and $21 million was related to tax reductions. In 1994, the Company settled certain accounting method and tax credit issues with the Internal Revenue Service (IRS) in connection with an IRS audit of the years 1986 through 1989. The resolution of these issues resulted in net earnings of $21 million, of which $6 million was related to reductions in accrued interest.

McDonnell Douglas has filed with the IRS refund claims dating back to 1986. The Company is seeking to recover additional research and development tax credits it believes it is due in relation to several of its government fixed-price development programs. McDonnell Douglas has not recorded these credits as the claims are under review by the IRS. Should the Company prevail, the credits earned will increase income.

10.  Debt and Credit Arrangements

Consolidated debt consisted of the following classifications:

                                        Current
 December 31                         Interest Rate    1996       1995
                                     -------------  --------   --------
 Short-term debt

   Financial Services                 5.9% -  6.8%   $   141    $    10

 Long-term debt

   MDC Aerospace
      Senior debt securities,
       due through 2012               6.9% -  9.8%     1,395      1,145
      Senior medium-term notes,
       due in 1997                    6.0% -  8.1%        20         75
      Other debt, due through 2005    5.8% - 11.5%         8          9
                                                    --------   --------
         Total MDC Aerospace long-term debt            1,423      1,229

Financial Services
      Senior debt securities,
        due through 2008              3.9% -  9.4%       159        217
      Senior medium-term notes,
        due through 2017              5.5% - 13.6%     1,104        867
      Subordinated medium-term notes,
        due through 2004              5.5% -  8.3%        95        120
      Other notes, due through 2017   6.5% - 10.4%        20          7
      Other debt, due through 2003        8.7%            15         22
      Capital lease obligations,
        due through 2008                                 476        248
                                                    --------   --------
         Total Financial Services long-term debt       1,869      1,481
                                                    --------   --------
Total long-term debt                                   3,292      2,710
                                                    --------   --------
Total debt                                           $ 3,433    $ 2,720
                                                    ========   ========

The aggregate amount of long-term debt at December 31, 1996, maturing by calendar year for 1997 to 2001, was as follows:

                       MDC Aerospace       Financial Services
                       -------------       ------------------
     1997              $   271                 $   212
     1998                    1                     286
     1999                    1                     288
     2000                  201                     222
     2001                    1                     189

The weighted average interest rates on short-term borrowings outstanding at December 31, 1996 and 1995, were 6.3 percent and 6.1 percent, respectively.

MDC Aerospace Credit Agreements

MDC Aerospace has a revolving credit agreement (RCA), amended and restated in January 1997, under which MDC Aerospace may borrow up to $1.75 billion through January 2002. MDC Aerospace has the option to increase that limit by 20 percent. Under the RCA, the interest rate, at the option of MDC Aerospace, is a floating rate generally based on (1) a defined prime rate, (2) a fixed rate related to the London interbank offered rate (LIBOR), or (3) as quoted under a competitive bid. A fee is charged on the amount of the commitment. The RCA contains restrictive covenants including, but not limited to, indebtedness, subsidiary indebtedness, customer financing, and liens. There were no RCA amounts outstanding at December 31, 1996.

During 1996, MDC Aerospace filed a shelf registration statement with the Securities and Exchange Commission (SEC) relating to debt securities. The filing increased a prior offering, commenced in 1992 for up to $550 million of notes, by an aggregate principal amount of $1 billion. In the fourth quarter of 1996, the Company issued $250 million of 6 7/8 percent notes due in 2006 under this shelf registration. As of December 31, 1996, MDC Aerospace had $948 million of unissued debt securities registered with the SEC. The interest rate applicable to each note and certain other variable terms are established at the date of issue.

Financial Services Credit Agreements

During 1996, MDFS and MDFC amended their joint RCA to provide, among other things, for increased borrowing capacity and to extend the maturity date to August 2001. Under the amended agreement, MDFC may borrow a maximum of $240 million, reduced by MDFS borrowings under this same agreement, which are limited to $16 million. The interest rate, at the option of MDFC or MDFS, is either a floating rate, generally based on a defined prime rate or fixed rate related to LIBOR. There were no outstanding borrowings under this agreement at December 31, 1996. Commercial

                                                  [Annual Report Page 47]

paper issued by MDFC in the amount of $96 million was outstanding at December 31, 1996. The joint RCA could therefore be used to support the full amount of commercial paper outstanding.

Various credit and debt agreements require MDFC to maintain a minimum net worth, to restrict indebtedness, and to limit MDFC's cash dividends and other distributions.

During the second quarter of 1995, MDFC filed a shelf registration statement with the SEC relating to up to $750 million aggregate principal amount of debt securities. MDFC established a $500 million medium-term note program under this registration statement. As of December 31, 1996, MDFC had issued $490 million of such notes.

During July 1995, MDFS initiated a medium-term note program under a private placement of up to $100 million principal amount. This note program was increased to $200 million in April 1996. As of December 31, 1996, MDFS had issued $135 million of securities under this program.

MDFC's senior debt at December 31, 1996, included $55 million secured by equipment that had a carrying value of $72 million. MDRC's debt of $35 million at December 31, 1996, was secured by indentures of mortgage and deeds of trust on its interest in real estate developments that had a carrying value of $50 million.

11.   Financial Instruments

McDonnell Douglas uses derivative financial instruments to manage well-defined foreign exchange subcontract price risks and foreign currency denominated debt risks, and on a selective basis to reduce the impact of interest rate fluctuations on certain debt instruments. McDonnell Douglas does not trade in derivatives for speculative purposes.

At December 31, 1996, the notional amount of forward exchange contracts denominated in currencies of major industrial countries was $333 million. The terms of the currency derivatives vary, but the longest is three years. At December 31, 1996, unrealized gains, net of losses, on foreign exchange contracts were $23 million.

At December 31, 1996, MDFC had interest rate swap agreements outstanding as follows:

                          Contract    Notional   Receive        Pay
                          Maturity     Amount     Rate          Rate


Capital lease
  obligations            2006 - 2008    $400     Floating   6.7% - 7.6%
Medium-term notes           1997        $ 20     Floating       6.7%
Medium-term notes        2000 - 2001    $ 50    6.8% - 8.6%   Floating

The floating rates are based on LIBOR or on Federal Funds.

Because of the off-balance-sheet nature of derivative instruments, counterparty failure would result in recognition of unrealized gains and losses. The Company does not anticipate nonperformance by any of its counterparties.

The following methods and assumptions were used in estimating the fair value disclosure amounts of financial instruments:

       CASH AND CASH EQUIVALENTS: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

       NOTES RECEIVABLE: Fair values for variable rate notes that reprice frequently with no significant change in credit risk are based on carrying values. The fair values of fixed rate notes are estimated in discounted cash flow analyses, with the use of interest rates currently offered on loans with similar terms to borrowers of similar credit quality.

       SHORT- AND LONG-TERM DEBT: Carrying amounts of borrowings under the short-term revolving credit agreements approximate their fair value. The fair values of long-term debt, excluding capital lease obligations, are estimated according to public quotations or discounted cash flow analyses, which are based on current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of financial instruments were as follows:

                                 MDC Aerospace      Financial Services
                               ------------------   ------------------
                               Carrying    Fair     Carrying    Fair
                                Amount     Value     Amount     Value
                               --------   -------   --------   -------
  December 31, 1996
  -----------------
    Cash and cash
      equivalents               $1,077    $1,077     $   17   $    17
    Notes receivable               101       100        315       324
    Short-term notes
      payable                                           141       141
    Long-term debt               1,423     1,562      1,393     1,432

  December 31, 1995
  -----------------
    Cash and cash
      equivalents               $  784    $  784     $   13    $   13
    Notes receivable                67        67        265       273
    Short-term notes
      payable                                            10        10
    Long-term debt               1,229     1,404      1,233     1,302

                                                     [Annual Report Page 48]

12.   Common and Preferred Shares

The authorized common stock of McDonnell Douglas is 400 million shares, each of $1.00 par value. The following table summarizes changes in shares outstanding for the periods presented:
                                                      Common Shares
                                                       Outstanding
                                                      -------------

     Balance January 1, 1995                           233,472,582

     Shares repurchased                                (10,430,200)
     Employee stock awards and options                     605,096
                                                      -------------
     Balance December 31, 1995                         223,647,478

     Shares repurchased                                (14,657,071)
     Employee stock awards and options                     604,198
                                                      -------------
     Balance December 31, 1996                         209,594,605
                                                      =============

In January 1996, the McDonnell Douglas Board of Directors authorized a two-for-one split of the common stock. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying, from additional capital or retained earnings to common stock, the par value of the additional shares arising from the split. In addition, all references to number of shares, per share amounts, and market prices of common stock have been restated to reflect the stock split.

In October 1994, the Company's Board of Directors approved a stock repurchase plan that authorized McDonnell Douglas to purchase up to 36 million shares, or about 15 percent of its then-outstanding common stock. Repurchased common shares are treated as authorized but unissued shares, and they remain available for use to meet the Company's current and future common stock requirements for its benefit plans and for other corporate purposes. Through mid-December 1996, the Company had acquired 29 million shares, or about 81 percent of the authorized repurchase amount, at a cost of $1.1 billion. The Company suspended common stock acquisitions associated with the repurchase program as a result of the proposed merger with Boeing. See Note 2 for a further discussion of the proposed merger.

At December 31, 1996, a total of 11.9 million shares of authorized and unissued common stock was reserved for issuance of stock awards and options granted or authorized to be granted. Also, 23.8 million shares were reserved for contributions to the Company's savings plans. At December 31, 1996, there were 10 million shares, $1.00 par value, preferred stock authorized for issuance; however, none had been issued.

During 1990, the Board of Directors declared a dividend distribution of one preferred stock purchase right (Right) for each outstanding share of common stock. Among other provisions, each Right may be exercised to purchase from the Company one one-hundredth of a share of a new series of preferred stock. The Rights are exercisable only after (1) a person or group has acquired or obtained the right to acquire 20 percent or more of the Company's common stock or (2) the commencement of a tender offer or exchange offer, for 20 percent or more of the voting power of the Company. In conjunction with the 1996 stock split, the Board of Directors authorized the adjustment of the exercise price to $125. The Rights expire December 31, 2004. They may be redeemed by the Company at a price of 1 cent per Right at any time until 10 business days after the acquisition of 20 percent of the Company's common stock. The Board of Directors of the Company retains the authority to amend or supplement the Rights.

If any person or group acquires 20 percent of the Company's common stock, each holder of a Right will have the right to receive upon exercise the number of shares of common stock having a market value equal to two times the exercise price of the Right. If the Company is acquired, each Right may be exercised to purchase the number of shares of common stock of the surviving or purchasing company that at the time of such transaction would have a market value equal to two times the purchase price.

In December 1996, the Board of Directors approved the proposed merger, with Boeing becoming the owner of 20 percent or more of the voting power of the Company. The Board also resolved that Boeing would not be considered an acquiring person or group as such term is defined in the Rights Agreement.

13.  Stock-Option and Incentive Plans

In April 1994, the Company's shareholders approved the 1994 Performance and Equity Incentive Plan (PEIP). Under the PEIP, 11.4 million shares were authorized for issuance or sale in connection with stock options, stock appreciation rights, restricted stock, performance shares, and other stock-based awards. Options may be granted to officers and employees at an exercise price of no less than the fair market value of the shares on the date of grant. As of December 31, 1996, a total of 1.7 million restricted shares of McDonnell Douglas common stock had been granted. Compensation related to these restricted shares is being amortized to expense over periods of three to five years, depending on the award. Unearned compensation is reflected as a component of shareholders' equity.

Certain awards granted prior to approval of the PEIP remain outstanding. These include awards made under the Incentive Award Plan (IA Plan), approved by shareholders in 1986, in the form of stock, nonqualified stock options, and incentive stock options.

                                                  [Annual Report Page 49]

Options to purchase the McDonnell Douglas common stock have been granted under the Company's compensation plans. In 1996, the Company adopted the disclosure-only alternative under SFAS No. 123, "Accounting for Stock-Based Compensation." If the accounting provisions of the new statement had been adopted as of the beginning of 1996, the effect on 1996 net earnings would have been immaterial.

The following is a summary of options for McDonnell Douglas common stock:

     Years Ended December 31                     1996         1995
                                               --------     --------
     Granted under the PEIP
       Number of shares                                       40,000
       Price per share                                         $24
     Exercised under the IA Plan
       Number of shares                          84,100      136,610
       Price per share                           $6-$10       $6-$10

     December 31                                 1996         1995
                                               --------     --------
     Outstanding
       Number of shares                       1,030,686    1,114,786
       Price per share                           $9-$24       $6-$24
     Exercisable
       Number of shares                         290,686      184,786
       Price per share                           $9-$24       $6-$24

The following table summarizes additional information about stock options outstanding at December 31, 1996:

                                 Weighted
  Exercise      Outstanding      Average     Exercisable
   Price          Shares          Life*         Shares
-----------     -----------      -------       ---------

     $10           43,457           0.3         43,457
     $ 9           47,229           1.3         47,229
     $24           40,000           8.1         20,000
     $18          900,000          11.8        180,000

                ----------                     --------
Total           1,030,686          10.6        290,686
                ==========                     ========

*Weighted average contractual life remaining, in years.

At December 31, 1996, the weighted average exercise price of options outstanding and exercisable was $18 and $16, respectively.

Under the terms of certain of these, and other cash award plans, consummation of the proposed merger with Boeing would result in accelerating the payment of certain benefits that would otherwise have been payable over time, early vesting of certain benefits, and the use of modified formulas for calculating the amounts of such benefits. The effect of the above has not been included in the 1996 McDonnell Douglas financial statements, but is expected to be included in the estimated costs and expenses to be incurred in connection with consummating the proposed merger. In addition, upon consummation, the proposed merger would result in outstanding stock option, stock appreciation right, restricted stock, performance shares, and other stock-based awards' being converted into similar instruments of Boeing.

14.  Retirement Plans

Most employees of the Company are participants in defined benefit pension plans, including several multiemployer and foreign plans. In addition, the Company has a supplementary unfunded pension plan to provide those benefits that are otherwise due employees under the defined benefit pension plans' benefit formulas, but that are in excess of the benefits the Internal Revenue Code permits companies to offer under the defined benefit pension plans. Benefits for salaried plans are based primarily on salary and years of service, whereas benefits for hourly plans are generally based on a fixed dollar amount per year of service.

The Company measures pension cost and makes contributions to its pension plans according to independent actuarial valuations. It uses the projected unit credit actuarial cost method to determine pension cost for financial accounting purposes and, beginning in 1996, to determine funding levels and pension cost allocable to government contracts consistent with the provisions of SFAS No. 87, "Employers' Accounting for Pensions." Funding levels and pension cost allocable to government contracts were determined by the entry-age normal actuarial cost method prior to 1996.

The assets of the plans consist principally of marketable fixed income and equity securities. At December 31, 1996, the plans held $35 million of the Company's senior debt securities with varying interest rates and maturity dates, as well as 144,000 shares of McDonnell Douglas common stock.

The following assumptions were used to determine net periodic pension expense (income) and the actuarial present value of benefit obligations for the significant domestic plans:

     Years Ended December 31              1996       1995       1994
                                        --------   --------   --------
     Discount rate
       January 1                           7.5%       8.25%       7.5%
       December 31                        7.75%        7.5%      8.25%

     Average rates of increase in
       compensation based upon age -
       salaried plans
         January 1                         4.5%        5.0%       5.0%
         December 31                       5.0%        4.5%       5.0%

     Expected return on plan assets        9.3%        9.3%       9.3%

                                                  [Annual Report Page 50]

Periodic pension expense (income) for the significant domestic pension plans included the following components:

     Years Ended December 31              1996       1995       1994
                                       --------     ------     ------
     Service cost for the year         $   110     $   91      $ 119
     Interest cost on pension
       benefit obligations                 339        305        278
     Return on plan assets
       Actual                           (1,058)    (1,285)       (64)
       Deferred gain (loss)                520        791       (403)
     Net amortization                      (41)       (67)       (62)
                                       --------    -------     ------
     Domestic plans                    $  (130)    $ (165)     $(132)
                                       ========    =======     ======
     Foreign and other plans           $     3     $    4      $   6
                                       ========    =======     ======

An analysis of the funded status of the significant pension plans follows:

     December 31                                    1996         1995
                                                  --------     --------
     Actuarial present value of accumulated
       benefit obligations
         Vested                                   $ 4,401      $ 4,002
         Nonvested                                    282          276
                                                  --------     --------
     Accumulated benefit obligation                 4,683        4,278

     Additional amounts related to projected
       future salary increases                        406          355
                                                  --------     --------
     Projected benefit obligation                   5,089        4,633

     Plan assets, at fair value                     6,976        6,140
                                                  --------     --------
     Excess of plan assets                          1,887        1,507

     Items not yet recognized in earnings
       Unrecognized net transition asset             (345)        (418)
       Unrecognized prior service cost                718          657
       Deferred net gain                             (970)        (490)
                                                  --------     --------
     Domestic plans                                 1,290        1,256

     Foreign plans                                     16           11
                                                  --------     --------
     Prepaid pension asset                        $ 1,306      $ 1,267
                                                  ========     ========

During 1995, the Company amended its significant domestic pension plans to increase pension benefits for current and future nonunion retirees. The increases became effective December 1, 1996.

Effective January 1, 1993, the Company amended its significant domestic pension plans to provide a supplemental pension benefit to nonunion retirees who elect to participate in the new health care plan funded entirely by participant contributions. The effect of this amendment was to increase unrecognized prior service cost as of December 31, 1992, by $385 million. The Company recorded this liability in connection with the adoption of and subsequent accounting for SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," during 1992.

The Company has no intention of terminating any of its pension plans. However, if a qualified defined benefit pension plan is terminated and all accrued liabilities to employees and their beneficiaries are satisfied, all remaining assets in the plan's trust revert to the employer (except in certain limited circumstances where a change in control has occurred within the five-year period preceding the termination). In such a case, the following consequences would ensue: First, a nondeductible 20 percent to 50 percent excise tax on the gross amount of the reversion would be imposed. Second, under a regulation issued by the U.S. Department of Defense and other Government contracting agencies, the Government could assert a claim to an equitable share (to the extent that the Government participated in pension costs through its contracts with the Company). Third, any amount that the employer then retained would be treated as taxable income.

In addition to the defined benefit pension plans, the Company gives eligible employees the opportunity to participate in savings plans that permit both pretax and after-tax contributions. Most domestic employees with at least 30 days of continuous service are eligible to participate in a plan. Under these plans, the employee may contribute to various savings alternatives, including the Company's common stock. In most cases, the Company matches a portion of the employee's contribution with contributions to the McDonnell Douglas Common Stock Fund in the plans. Generally, the Company's contributions are vested after the employee completes five years of service. The Company's contributions to the savings plans during 1996, 1995, and 1994 totaled $94 million, $78 million, and $73 million, respectively.

In addition to the above plans, the Company and certain of its domestic subsidiaries provide health care benefits for retirees who are covered by collective bargaining agreements. Generally, such employees become eligible for retiree health care upon retirement from active service at or after age 55 with 10 or more years of service. Qualifying dependents are also eligible for medical coverage. The Company's policy is to fund the cost of medical benefits as the claims are received. The retiree health care plan has provisions for participant contributions, deductibles, co-insurance percentages, out-of-pocket limits, schedules of reasonable fees, maintenance of benefits with other plans, the Medicare carve-out, and a maximum lifetime benefit per covered individual.

An analysis of the accrued retiree benefits follows:

     December 31                                   1996         1995
                                                 --------     --------
     Accumulated postretirement benefit
       obligation
         Retirees                                $   608      $   753
         Active participants fully eligible
           to retire                                 123          126
         Other active participants                    89          122
                                                 --------     --------
     Accumulated postretirement benefit
       obligation                                    820        1,001

     Items not yet recognized in earnings
         Unrecognized prior service gain             226          200
         Deferred net gain (loss)                     63          (92)
                                                 --------     --------
     Accrued retiree health care liability         1,109        1,109

     Liability for pension supplement                              96
                                                 --------     --------
     Accrued retiree benefits                    $ 1,109      $ 1,205
                                                 ========     ========

                                                   [Annual Report Page 51]

Periodic postretirement benefit expense included the following components:

     Years Ended December 31                1996       1995       1994
                                           ------     ------     ------
     Service cost for the year             $   8      $   7      $   9
     Interest cost on accumulated
       postretirement benefit obligations     67         78         77
     Net amortization                        (20)       (17)       (10)
                                           ------     ------     ------
                                           $  55      $  68      $  76
                                           ======     ======     ======

The following assumptions were used to determine periodic postretirement benefit costs and the actuarial present value of benefit obligations:

     Years Ended December 31                1996       1995       1994
                                           ------     ------     ------
     Discount rate
       January 1                            7.5%      8.25%      7.5%
       December 31                         7.75%       7.5%     8.25%

     Health care cost trend rate
       Preferred provider non-Medicare*     8.8%      10.3%     10.2%
       Point of service non-Medicare*       6.8%       8.0%
       Medicare*                            7.7%       8.9%      8.5%
       HMO premiums                         5.0%       5.0%      6.0%

     * Decreasing to 5.0% - 5.4% after 2003

Increasing the health care cost trend rates by one percentage point would result in a 9 percent increase in the sum of the service and interest cost components of periodic postretirement benefit cost and an 8.3 percent increase in the accumulated postretirement benefit obligation at December 31, 1996.

15.  Leased Properties

Rental expense for leased properties was $73 million in 1996, $61 million in 1995, and $79 million in 1994. These expenses, substantially all minimum rentals, are net of sublease income. The Company has negotiated noncancelable sublease agreements on certain of its facilities and equipment totaling $40 million during the next several years. Minimum rental payments under operating leases with initial or remaining terms of one year or more aggregated $291 million at December 31, 1996. Payments, net of sublease amounts, due during the next several years are as follows: 1997, $42 million; 1998, $34 million; 1999, $27 million; 2000, $26 million; and 2001, $27 million.

In 1996, the Company purchased $378 million in data processing services from an unaffiliated company pursuant to an outsourcing of its information-technology operations in 1992. During the remaining six-year term of the outsourcing agreement, data processing service payments are expected to aggregate approximately $2 billion.

The Company has entered into sale/leaseback arrangements (as seller/lessee) as financing methods for certain of its commercial aircraft sales. In a typical arrangement, the Company sells the aircraft to a financial institution and immediately agrees to lease such equipment for a specified time. The Company subleases the aircraft to the aircraft operator. Profit on the transaction is deferred and amortized to income over the leaseback term on a straight-line basis. At the end of the leaseback term, the Company must either repurchase the aircraft at an agreed value or pay a defined amount upon sale of the aircraft by the financial institution. The following information, at December 31, 1996, is provided for existing sale/leasebacks.

            Minimum Lease Payments              Sublease rentals
            ----------------------              ----------------

       1997           $ 42                             $ 47
       1998             42                               46
       1999             43                               46
       2000             44                               46
       2001             46                               29
       Remainder        55                              168
                      ----                             ----
       Total          $272                             $382
                      ====                             ====
16.   Commitments and Contingencies

A number of legal proceedings and claims are pending or have been asserted against the Company, including legal proceedings and claims relating to alleged injuries to persons associated with the disposal of hazardous substances. A substantial number of such legal proceedings and claims are covered by insurance or settlements with insurance companies. The Company believes that the final outcome of such proceedings and claims will not have a material adverse effect on its earnings, cash flow, or financial position.

The marketing of commercial aircraft sometimes results in agreements to provide or to guarantee long-term financing of some portion of the delivery price of aircraft, to lease aircraft, or to guarantee customer lease payments or aircraft values. At December 31, 1996, the Company had made offers of this nature to customers totaling $2.087 billion related to aircraft on order or under option scheduled for delivery through the year 2017. The Company had made guarantees and other commitments totaling $868 million on delivered aircraft. At December 31, 1996, MDFS also had commitments to provide leasing and other financing in the aggregate amount of $77 million. The Company does not expect these offers or commitments to have a material adverse effect on its earnings, cash flow, or financial position.

The Company's outstanding guarantees include amounts related to MD-11s operated by Viacao Aerea Rio-Grandense S.A. (VARIG). During 1994, VARIG notified its aircraft lenders and lessors that it was temporarily suspending payments, pending the restructuring of its financial obligations. In connection with that restructur-

                                                      [Annual Report Page 52]

ing, the Company made lease, loan, and interest payments totaling $70 million on behalf of VARIG in 1994 and 1995. At December 31, 1996, VARIG had made repayments totaling $20 million to the Company. During January 1996, VARIG requested deferral of additional obligations covering the January 1996 through January 1998 period. VARIG and the Company agreed to defer up to $60 million in certain payments owed to the Company, with repayment by VARIG to begin in 1998. At December 31, 1996, the Company had made payments related to this additional deferral in the amount of $27 million on behalf of VARIG. These restructurings and payments have not had and, if the restructuring steps are successful, are not expected to have a material adverse effect on the Company's earnings, cash flow, or financial position.

Trans World Airlines Inc. (TWA), the Company's largest aircraft-leasing customer, continues to operate under a reorganization plan, confirmed by the U.S. Bankruptcy Court in 1995, that restructured its indebtedness and leasehold obligations to its creditors. In addition, TWA continues to face financial and operational challenges due in part to an airliner crash in July 1996 and turnover of key management, which occurred during 1996. The reorganization plan and TWA's current financial condition have not had and, assuming TWA's financial condition does not further deteriorate, are not expected to have a material adverse effect on the Company's earnings, cash flow, or financial position.

The Company is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, and under similar state statutes. The Company has been identified as a potentially responsible party (PRP) at 37 sites. Of these, the Company believes that it has de minimis liability at 23 sites, including 14 sites at which it believes that it has no future liability. At five of the sites where the Company's liability is not considered to be de minimis, the Company lacks sufficient information to determine its probable share or amount of liability. At the remaining nine sites at which the Company's liability is not considered to be de minimis, either final or interim cost-sharing agreements have been effected between the cooperating PRPs, although such agreements do not fix the amount of cleanup costs that parties will bear. In addition, the Company is remediating, or has begun environmental engineering studies to determine cleanup requirements for, certain of its current operating sites or former sites of industrial activity.

At  December  31,  1996,  the  accrued   liability  for  study  and  remediation
expenditures  at  Superfund  sites  and  at the  Company's  current  and  former operating sites was $44 million. Because of the inherent uncertainty of the estimation process, it is possible that actual costs will differ from estimates. Ongoing operating and maintenance costs at current operating sites and remediation expenditures on property held for sale are not included in this amount. The Company believes that any amounts paid in excess of the accrued liability will not have a material effect on its earnings, cash flow, or financial position. Claims for recovery are recorded as receivables and therefore they have not been netted against the environmental liabilities. At December 31, 1996, a receivable had been recorded from one insurance carrier for agreed reimbursement of environmental costs for $8 million.

17.  Operations of MDFS

The condensed financial data presented below have been summarized from the MDFS audited consolidated financial statements:

     Years Ended December 31              1996       1995       1994
                                         ------     ------     ------
     Earned income                       $ 229      $ 194      $ 190
     Costs and expenses                    156        136        154
     Net earnings                           48         37         25
     Dividends                                         26         25

18.  U.S. Government and Export Sales

Consolidated sales to U.S. Government agencies (including sales to foreign governments through foreign military sales contracts with U.S. Government agencies) amounted to $9.507 billion in 1996, $9.621 billion in 1995, and $9.229 billion in 1994. No other single customer accounted for 10 percent or more of consolidated revenues in 1996, 1995, or 1994.

Foreign sales, some of which were made through foreign military sales contracts with the U.S. Government, are shown by geographical area in the table below:

     Years Ended December 31              1996       1995       1994
                                        -------    -------    -------
     North America                      $    42    $    35    $    58
     Central and South America              347        224         25
     Western Europe                       1,993      2,186      2,161
     Eastern Europe and Asia              1,018      1,531      1,032
     Africa and the Middle East           1,289      1,098        703
     South Pacific                          353        173        256
                                        -------    -------    -------
                                        $ 5,042    $ 5,247    $ 4,235
                                        =======    =======    =======

19.  Supplementary Payment Information

     Years Ended December 31              1996       1995       1994
                                        -------    -------    -------
     Interest paid                       $ 151      $ 265      $ 313
     Income taxes paid                     342        354        162

20.  Business Segment Reporting

Selected financial data by industry segment is presented on page 34.

                                                  [Annual Report Page 53]

                      REPORT OF MANAGEMENT RESPONSIBITIES

The financial statements of McDonnell Douglas Corporation and its consolidated subsidiaries have been prepared under the direction of management in conformity with generally accepted accounting principles and, particularly with respect to long-term contracts and programs, include amounts based upon estimates and judgments. The integrity and reliability of the data in these financial statements are the responsibility of management. In the opinion of management, the financial statements set forth a fair presentation of the consolidated financial condition of McDonnell Douglas at December 31, 1996 and 1995, and the consolidated results of its operations for the years ended December 31, 1996, 1995, and 1994.

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

Ethical decision making is fundamental to the Company's management philosophy. Management recognizes its responsibility for fostering a strong ethical climate. Written codes of ethics and standards of business conduct are distributed to every employee, and each employee has been trained or will be trained in ethical decision making. The Board of Directors' Corporate Responsibility Committee oversees standards of business conduct.

The Board of Directors has appointed four of its nonemployee members to an Audit Committee. This committee meets periodically with management and with the internal and independent auditors. Both internal and independent auditors have unrestricted access to the Audit Committee to discuss the results of their examinations and the adequacy of internal controls. In addition, the Audit Committee recommends independent auditors to the Board.


/s/ Harry C. Stonecipher
Harry C. Stonecipher
President and Chief Executive Officer


/s/ James F. Palmer
James F. Palmer
Senior Vice President and Chief Financial Officer
January 22, 1997

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



Shareholders and Board of Directors
McDonnell Douglas Corporation


We have audited the accompanying balance sheet (including the consolidating data for MDC Aerospace and Financial Services) of McDonnell Douglas Corporation and consolidated subsidiaries (MDC) as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of MDC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McDonnell Douglas Corporation and consolidated subsidiaries at December 31, 1996 and 1995, and the consolidated results of MDC's operations and MDC's cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 5 to the consolidated financial statements, in 1995 MDC changed its method of accounting for the MD-11 commercial aircraft program.





/s/ Ernst & Young LLP
Ernst & Young LLP
St. Louis, Missouri
January 22, 1997

                                             [Annual Report Page 54]
Five-Year Consolidated Financial Summary
--------------------------------------------------------------------------------

(Dollar amounts in millions, except per share data)
--------------------------------------------------------------------------------
December 31 or Years Then Ended  1996     1995      1994     1993       1992
--------------------------------------------------------------------------------

Summary of Operations
Revenues by industry segment
  Military aircraft           $ 7,952  $ 8,158   $ 7,804  $ 6,852    $ 7,238
  Commercial aircraft           3,317    3,891     3,155    4,760      6,595
  Missiles, space, and
    electronic systems          2,178    1,917     1,877    2,575      3,169
  Financial services and other    367      334       326      287        352
                              --------------------------------------------------
Operating revenues             13,814   14,300     13,162   14,474    17,354
Earnings (loss) from
    continuing operations         788     (416)(a)    598      359       698(b)
  Per share                      3.64     (1.83)(a)  2.53     1.53      3.00(b)
Net earnings (loss)               788     (416)(a)    598      396      (781)(c)
  Per share                      3.64     (1.83)(a)  2.53     1.68     (3.35)(c)
  As a percentage of revenues     5.7%               4.5%     2.7%
  As a percentage of beginning
    equity                       25.9%              17.5%    13.1%
Research and development          355      311        297      341       509
Interest expense
  Aerospace segments              121      116        131       89       309
  Financial services and
    other segment                 127      109        118      126       159
Income taxes (benefit)            435     (334)       322      100       388
Cash dividends declared           104       90         65       55        55
  Per share                       .48      .40        .28      .23       .23

--------------------------------------------------------------------------------
(Dollar amounts in millions, except per share data)
--------------------------------------------------------------------------------
December 31 or Years Then Ended  1996     1995       1994     1993      1992
--------------------------------------------------------------------------------
Balance Sheet Information
Cash and cash equivalents     $ 1,094  $   797    $   421  $    86  $     82
Receivables and property
  on lease                      3,972    3,168      2,859    2,912     2,866
Contracts in process and
  inventories                   3,486    3,421      5,806    5,774     7,230
Property, plant, and equipment  1,453    1,471      1,597    1,750     1,991
Total assets                   11,631   10,466     12,216   12,026    13,781
Notes payable and
    long-term debt
  Aerospace segments            1,438    1,251      1,272    1,625     2,767
  Financial services and other
    segment                     1,995    1,469      1,297    1,513     1,474
Shareholders' equity            3,038    3,041      3,872    3,413     3,022
  Per share                     14.50    13.60      16.58    14.46     12.85
Debt-to-equity ratios
  Aerospace segments              .54      .46        .36      .52      1.01
  Financial services and other
    segment                      5.21     4.44       4.14     5.22      5.42

--------------------------------------------------------------------------------
General Information
Shares outstanding
  (in millions)                 209.6    223.6      233.5    236.0     235.1
Shareholders of record         23,565   23,582     24,479    28,513   34,124
Personnel                      63,873   63,612     65,760    70,016   87,377
Salaries and wages            $ 3,294  $ 3,347    $ 3,238   $ 3,464  $ 4,258
Firm backlog                  $23,679   19,640    $17,503   $19,379  $24,052
Total backlog                 $44,361  $28,353    $29,232   $35,698  $41,806

(a Includes a charge of $1.123  billion  ($4.95 per share) related to the MD-11 commercial aircraft.
(b)Includes a gain of $676 million ($2.90 per share) from a postretirement benefit curtailment relating to SFAS No. 106.
(c)Includes a net charge of $860 million ($3.69 per share) related to the initial adoption and subsequent curtailment gain associated with SFAS No.106.

Total backlog includes firm backlog plus (i) U.S. and other government orders not yet funded, (ii) U.S. and other government orders being negotiated as continuations of authorized programs and, (iii) unearned price escalation on firm commercial aircraft orders. Backlog is that of the aerospace segments only and includes all but a minor portion of the work to be performed under long-term contracts. Customer options and products produced for lease are excluded from backlog.

                                                  [Annual Report Page 57]
Supplemental Information

Quarterly Common Stock Prices and Dividends

Cash dividends of $.12 and $.10 a share were declared for each quarter in 1996 and 1995, respectively. The number of holders of McDonnell Douglas Common Stock at January 31, 1997, was 23,573.

Stock Exchanges

McDonnell Douglas Corporation's Common Stock is listed on the New York and Pacific stock exchanges (ticker symbol MD) and is traded on these and other exchanges. It is commonly abbreviated in market reports as "McDnD."

Shareholder Information

Both the McDonnell Douglas Corporation and the McDonnell Douglas Finance Corporation file Forms 10-K and 10-Q with the Securities and Exchange Commission. Shareholders may obtain copies of these reports, and of McDonnell Douglas's Annual Report to Shareholders, on the Internet at www.mdc.com or by writing or calling:

Shareholder Services
Mail Code S100-1240
McDonnell Douglas Corporation
P.O. Box 516
St. Louis, MO  63166-0516
(800) 233-8193

A recorded summary of quarterly financial results is also available through the toll-free number shortly after release of the results.

Transfer Agent and Registrar

Correspondence  and  questions  concerning  shareholder  accounts,   payment  of
dividends, or transfer of stock should be addressed to:

First Chicago Trust Company of New York
Attn:  Shareholder Relations Department
P.O. Box 2500
Jersey City, NJ  07303-2500
(800) 446-2617
(201) 222-4955 (for the hearing impaired)

World Wide Web:  www.fctc.com
Electronic mail:  fctc@delphi.com

Investor Relations

Securities analysts should contact:

Investor Relations
Mail Code S100-1320
McDonnell Douglas Corporation
P.O. Box 516
St. Louis, MO  63166-0516
(314) 232-6358

Code of Ethics

McDonnell Douglas is committed to maintaining the highest standards of integrity and ethical behavior in every aspect of its business. The corporation lives by the credo "Always take the high road" - do what is right rather than what is expedient. If you have any questions about the corporation's code of ethics or standards of business conduct, contact:

Harold S. Coyle, Vice President, Corporate Ethics
Mail Code S100-1470
McDonnell Douglas Corporation
P.O. Box 516
St. Louis, MO  63166-0516
(314) 232-7257

Corporate Public Relations

Members of the news media should contact:

Corporate Communications
Mail Code S100-1195
McDonnell Douglas Corporation
P.O. Box 516
St. Louis, MO  63166-0516
(314) 233-8957

McDonnell Douglas issues its news releases through PR Newswire. Faxed copies of news releases are available at no charge. To get them, call Company News On-Call at 1-800-758-5804. This electronic system requests a six-digit code(543287) and allows callers to choose from a menu of McDonnell Douglas news releases. The requested release will be faxed within minutes of the inquiry. This service is available 24 hours a day, 7 days a week. News releases are also posted on the World Wide Web sites of both McDonnell Douglas (www.mdc.com) and On-Call (www.prnewswire.com).

Web Address

www.mdc.com

Other Reports

McDonnell Douglas employees, retirees, and family members volunteered thousands of hours of their personal time to community programs and projects across the nation during 1996. In addition, the Employees' Community Funds in the United States and Canada contributed more than $4.7 million to charitable organizations and programs. The McDonnell Douglas Foundation contributed more than $12 million to support philanthropic endeavors that included science and math education; civic and cultural programs; health and social services (including disaster relief, hunger alleviation, and shelters for the homeless); youth issues; and the environment.

The 1996 community relations report summarizes the charitable and philanthropic activities of McDonnell Douglas and its employees. A copy may be requested from:

Community Relations                     [Picture Omitted]
Mail Code S100-1510
McDonnell Douglas Corporation
P.O. Box 516
St. Louis, MO  63166-0516
(314) 233-4123

McDonnell Douglas's 1996 safety, health, and environmental affairs report summarizes the corporation's progress in pollution prevention, waste recycling, and employee health and safety protection. To obtain a copy, contact:

Safety, Health, and Environmental Affairs    [Picture Omitted]
Mail Code S100-1210
McDonnell Douglas Corporation
P.O. Box 516
St. Louis, MO  63166-0516
(314) 233-9469

                                                  [Annual Report Page 55]

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(Dollars in millions, except per share data)
--------------------------------------------------------------------------------
                            For Year Ended December 31,
                   ---------------------------------------------
                                       1996
                   ---------------------------------------------
Quarter                1st        2nd        3rd        4th
----------------------------------------------------------------
Revenues             $3,171     $3,264     $3,308     $4,091
Gross Margin            604        592        610        619
Net earnings            198        188        195        207
Earnings
  per share (b)         .89        .87        .90        .98

Market Price
      High              $48 5/8    $52 3/8    $53 1/4    $66 1/2
      Low                42 1/8     42 1/2     42 1/2     49


                            For Year Ended December 31,
                   ---------------------------------------------
                                       1995
                   ---------------------------------------------
Quarter                1st        2nd        3rd        4th
----------------------------------------------------------------
Revenues             $3,333     $3,922     $3,346     $3,731
Gross Margin            512        558        536     (1,248)
Net earnings
  (loss)                159        169        192       (936)
Earnings (loss)
  per share (b)         .69        .74        .85      (4.18)

Market Price
      High              $29        $39 3/8    $43 1/8    $46 1/8
      Low                23 1/4     27 7/8     37 7/8     38 1/4


(a) Includes MD-11 accounting charge of $1.838 billion ($1.123 billion after-tax) or $5.02 (b) per share.
(b) 1995 data restated to reflect a two-for-one stock split.

   The table above presents unaudited quarterly financial information for the years ended December 31, 1996 and 1995. Gross margin is net of interest expense of the financial services and other segment.
   The sum of the 1995 quarterly earnings per share does not equal the 1995 annual earnings per share. This is because of a combination of two factors. First, the number of shares outstanding decreased each quarter, and second, the MD-11 accounting charge had a significant impact on fourth-quarter earnings.
    The range of market prices for a share of McDonnell Douglas Common Stock is shown above, by quarters for 1996 and 1995. Prices are as reported in the consolidated transaction reporting system.